UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For●

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant's name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


SIEMENS
Siemens Ltd., China
Wei Huang
SIEMENS
Siemens Corporation
Samantha Brittenham
SIEMENS
Siemens Ltd.
Pramod Sant
SIEMENS
Siemens SAS
Cécile Nageotte
SIEMENS
Siemens Ltda.
Leandro Figuera Araujo
SIEMENS
SIEMENS
Siemens AG
Cinzia Fasoli
SIEMENS
Siemens Ltda.
Andre Silva Di Celio
SIEMENS
Siemens Ltd., China
Geng Nan
SIEMENS
Kensinger
SIEMENS
Siemens AG
Christiane Ribeiro Guimaraes
SIEMENS
Siemens SAS
Stéphane Louis
SIEMENS
Siemens AG
Lioudmila Mikhailovskaia
SIEMENS
Siemens LLC
Christine Alexander
SIEMENS
Siemens Corporation
Gail Marrant

Annual Report 2007

Answers to the world's toughest questions confronting Industry, Energy and the Environment, and Healthcare.

www.siemens.com

SIEMENS



How can you manufacture customized products at affordable prices?
SIEMENS
Siemens LLC
Violet Molly Gomes
SIEMENS
Siemens Corporation
Maureen Wilner
SIEMENS
Siemens AG
Johannes von Karczewski
SIEMENS
Siemens AG
Christoph Wegener
How can you power a planet hungry for electricity without damaging it?
SIEMENS
Siemens Ltd., China
Jian Kang
SIEMENS
Siemens AG
Jutta Brandmeier
SIEMENS
Siemens Ltda.
Jefferson M. D. A. Pellissari
How can disease be detected before it strikes?
SIEMENS
Siemens Corporation
Kevin Anderson
SIEMENS
Siemens Corporation
Madlen Schwachtje
SIEMENS
Siemens Ltd.
Aditya Hirlekar
SIEMENS
Siemens LLC
Karolin Mashkouyeh
SIEMENS
Peter Kopetzki
SIEMENS
Siemens Financial Services

Contents

Report of the Supervisory Board 6

Managing Board of Siemens AG 12

Letter to our Shareholders 14

At a Glance 20

Worldwide Presence 22
Employees 24
Investor Relations 26
Innovators and Innovations 27

Fit4 2010 30

From Fit4More to Fit4 2010 32
Performance 34
Portfolio 36
People Excellence 38
Operational Excellence 40
Corporate Responsibility 42

Corporate Responsibility Award 44

Portfolio 46

Group Presidents 48
The Intelligent Factory 50
Ecofriendly Electricity 58
Patient-centric Solutions 64

Corporate Governance Report* 80

Compliance Report 88
Compensation Report 92

Information for shareholders* 106

Management's discussion and analysis 108
Consolidated Financial Statements 200
Statement of the Managing Board 322
Independent Auditors' Report 323

Siemens Financial Calendar 332

Corporate Structure**

* With separate table of contents
** See foldout inside back cover

Answers

to the world's toughest questions confronting Industry,
Energy and the Environment, and Healthcare.



How can you manufacture customized products at affordable prices?

Our answer: The intelligent factory.

We combine virtual product planning with leading-edge automation technologies to provide innovative solutions for highly flexible production processes. That's how we make the manufacture of even customized products cost-effective.

Answers for industry.



How can you power a planet hungry for electricity without damaging it?

Our answer: Efficient energy supply.

Our innovations are boosting the efficiency of power generation and transmission technologies while substantially reducing CO_2 emissions.

Answers for the environment.



How can disease be detected before it strikes?

Our answer: Early detection and prevention.

Our offerings combine state-of-the-art laboratory diagnostics, imaging technologies and IT solutions to pinpoint disease early on, enhance diagnostic precision and optimize patient care.

Answers for life.

Further information is available on the Internet at:	www.siemens.com/answers

Our values –

Highest performance with the highest ethics

Responsible

We're committed to ethical and responsible action.

Excellent

We deliver top performance and excellent results.

Innovative

We drive innovation to create lasting value.



Dear Shareholders,

In addition to very successful business operations, fiscal 2007 was characterized by major changes and extraordinary events at the Company. These developments also affected the composition and work of the Supervisory Board and the topics with which it dealt.

In fiscal 2007, the Supervisory Board performed the duties assigned to it by law, the Siemens Articles of Association and the Bylaws for the Supervisory Board. We regularly advised the Managing Board on the management of the Company and monitored the Managing Board's activities. We were directly involved in all major decisions regarding the Company. In written and oral reports, the Managing Board regularly provided us with timely and comprehensive information on Company planning and business operations as well as on the strategic development and current state of the Company. Actual deviations from business plans were explained to us in detail. Together with the Managing Board, we determined the Company's strategic orientation. On the basis of reports submitted by the Managing Board, we discussed in detail all business transactions of major significance to the Company. The proposals made by the Managing Board were approved after detailed examination and discussion. We held a total of six regular and two extraordinary meetings. Where necessary, we recorded our decisions in writing.

During our respective terms of office, both Professor Dr. Heinrich v. Pierer – who was Chairman until April 25, 2007 – and I were in regular contact with the Managing Board between Supervisory Board meetings. We were kept up-to-date on the Company's current business situation and key business transactions. At separate strategy meetings, the Chairman of the Supervisory Board discussed with the Managing Board the perspectives and future orientation of the Company's individual businesses.

Intensive work in the Supervisory Board committees

To enhance the efficiency of its work, the Supervisory Board has set up a total of six committees, which prepare the resolutions of the Supervisory Board as well as the issues to be dealt with at the Board's plenary meetings. Where legally permissible, the decision-making powers of the Supervisory Board are delegated to these committees. The composition of the individual Supervisory Board committees and the number of committee meetings and decisions are shown on page 319.

The **Chairman's Committee** met eight times in fiscal 2007. Between meetings, the Chairman of the Supervisory Board also discussed topics of particular importance to the Company with the members of the Chairman's Committee. In fiscal 2007, these discussions were concerned primarily with the Managing Board's proposal to focus the Company's business operations on three Sectors and with the future structure of Siemens' matrix organization. The Chairman's Committee also dealt with the implementation of the Company's corporate governance principles and with various personnel topics – in particular, with the appointment of members of the Managing Board, with matters relating to Managing Board contracts and with Managing Board remuneration.

In fiscal 2007, the **Mediation Committee** again had no occasion to meet. The **Ownership Rights Committee** voted on six resolutions using a notational, or written, voting process. The chairman of the committee notified the Supervisory Board of the outcome at subsequent meetings. In fiscal 2007, a **Nominating Committee** was established to prepare for the election of the Supervisory Board's shareholder representatives by the Annual Shareholders' Meeting of Siemens AG on January 24, 2008. The committee took up its duties after the end of fiscal 2007.

The **Audit Committee** met seven times. Together with the independent auditors, the President and Chief Executive Officer, and the Chief Financial Officer, the Audit Committee discussed the Annual Financial Statements and management's discussion and analysis (MD&A) of Siemens AG and the Consolidated Financial Statements and consolidated MD&A of Siemens worldwide, the proposal for the appropriation of net income and the Annual Report on Form 20-F for the U.S. Securities and Exchange Commission (SEC). The effects of compliance-related matters on the financial statements were also discussed. In addition, the committee gave in-depth consideration to the Company's quarterly reports, the Semiannual Report, the appointment of the independent auditors, oversight of the auditors' independence and qualification, and their fee. The Audit Committee dealt intensively with the Company's risk management system and with the authorization and findings of the internal financial audit and the reports concerning legal and regulatory risks. The Audit Committee also concentrated on Company compliance with the provisions of Section 404 of the Sarbanes-Oxley Act (SOA) and measures for eliminating the weak points in the internal control system (Remediation Plan).

At its meeting on December 11, 2006, the Audit Committee – in connection with the legal proceedings relating to allegations of embezzlement, bribery and tax evasion on the part of former and current employees – retained the law firm Debevoise & Plimpton LLP to:

- clarify the circumstances relating to allegations of criminal activity at the Communications Group (Com), which has since been dissolved
- analyze the implications of current findings for the efficiency of the Company's compliance system and its internal control system and
- investigate whether similar situations have arisen at any other Siemens Group.

Debevoise & Plimpton LLP has also commissioned the independent auditors Deloitte Touche Tohmatsu to support it in the examination of Siemens' control systems by providing forensic accounting experts. At the suggestion of the Corporate Executive Committee, the Audit Committee appointed the internationally recognized expert Michael J. Hershman as Siemens' compliance advisor.

On April 25, 2007, the Supervisory Board decided to transfer responsibility for compliance-related matters from the Audit Committee to the newly created Compliance Committee. For the remainder of the current internal investigations, the Compliance Committee will deal with the following matters on behalf of the Supervisory Board: overseeing the ongoing compliance-related investigations, processing reports by the law firm Debevoise & Plimpton LLP on its independent investigation and review of Siemens' internal compliance and control systems, and monitoring compliance with legal and regulatory requirements and Company guidelines.

The committee chairmen reported on the work of their committees on a regular basis at the plenary meetings.

Main topics at the plenary meetings

Regular topics of discussion at the Supervisory Board's plenary meetings were revenue, income and employment development at Siemens AG, at the Groups and at Siemens worldwide as well as the Company's main investment and divestment projects. The Managing Board reported regularly and comprehensively on Company planning and the strategic development, business operations and current state of the Company. Compliance-related measures and the future structure of business operations at Siemens AG were discussed at several meetings. Decisions were also made regarding the composition of the Managing Board.

At our meeting on November 8, 2006, we received a report on business development in fiscal 2006 and approved the dividend proposal for 2007. At our meeting on December 11, 2006, we primarily discussed the financial statements and MD&A of Siemens AG and Siemens worldwide as of September 30, 2006 as well as Company planning for fiscal 2007. In light of recent developments, we also discussed in detail the background and status of the investigations relating to allegations of embezzlement, bribery and tax evasion on the part of former and current employees. In this connection, the Supervisory Board expressed its unconditional support for the measures introduced by the Audit Committee. At an executive session held during the December meeting, the efficiency of the Supervisory Board's work was evaluated by its members.

At our meeting on January 24, 2007 – one day before the Annual Shareholders' Meeting – the Managing Board reported on the current state of the Company and on the status of the Company's compliance and control systems. In addition, the Supervisory Board was informed for the first time of the Managing Board's intention to sell stakes in the automotive supplier Siemens VDO Automotive through a public listing. The Supervisory Board took note of this intention. The Supervisory Board also agreed to the acquisition of UGS Corp. of Plano, Texas (U.S.). UGS is a world-leading supplier of product lifecycle management (PLM) software and services. PLM is an IT business platform that supports business innovation and growth through digital product design, manufacture, distribution, servicing and disposal.

At our meeting on January 25, 2007, we reviewed the points discussed at the just-concluded Annual Shareholders' Meeting.

At the beginning of the Supervisory Board meeting on April 25, 2007, Professor Dr. Heinrich v. Pierer resigned as Chairman of the Supervisory Board of Siemens AG. The Supervisory Board then elected me, Dr. Gerhard Cromme, Chairman for the remainder of the current Supervisory Board's term of office, which expires at the Annual Shareholders' Meeting of Siemens AG on January 24, 2008. At the same meeting, Siemens President and CEO Dr. Klaus Kleinfeld informed the Supervisory Board that he would no longer be available for a renewal of his contract. Also discussed at this meeting were the state of the Company, the status of the compliance-related investigations and the topic of D&O insurance. In addition, the Managing Board reported in detail on the new Company program Fit42010.

At an extraordinary meeting on May 20, 2007, which convened without the Managing Board in attendance, the Supervisory Board approved a proposal of the Chairman's Committee to appoint Peter Löscher a full member of the Managing Board and successor to Dr. Klaus Kleinfeld as President and CEO of Siemens AG, effective July 1, 2007. The Supervisory Board also approved a proposal of the Chairman's Committee to appoint Dr. Heinrich Hiesinger, Group President of Siemens Building Technologies (SBT), to the Managing Board of Siemens AG. Dr. Hiesinger was appointed a full member of the Managing Board, effective June 1, 2007. The Supervisory Board also approved the Managing Board's decision to elect Dr. Hiesinger to the Corporate Executive Committee.

Our meeting on July 25, 2007 dealt with the status of compliance-related measures, a report on the compliance environment, the legal situation and the Company's business and financial position. The Supervisory Board also approved the Managing Board's proposal to sell Siemens VDO Automotive AG to Continental AG and the planned acquisition of Dade Behring Inc. of Deerfield, Illinois (U.S.). The purchase of this U.S. healthcare diagnostics company has brought Siemens a step closer to becoming the first integrated diagnostics company in the world.

The Supervisory Board decided at its meeting on September 19, 2007 to appoint Peter Y. Solmssen a full member of the Managing Board and approved his election to the Corporate Executive Committee. Mr. Solmssen assumed the new Managing Board position for legal and compliance matters, which was established by the Chairman's Committee of the Supervisory Board as of October 1, 2007. Previously Executive Vice President and General Counsel of GE Healthcare in Chalfont St. Giles (UK), Mr. Solmssen is a highly qualified and internationally recognized expert in legal and compliance-related matters. At the same meeting, the Managing Board reported on the integration of major acquisitions at the Automation and Drives Group and the Medical Solutions Group. We also received an overview of the current status of the Company's pension system and of the anticipated further development of its pension fund assets.

Compliance with corporate governance standards
The Supervisory Board continuously monitored the further development of the Company's corporate governance standards. Information on corporate governance at the Company and a detailed report on the level and structure of the remuneration paid to the members of the Supervisory and Managing Boards is provided on pages 92 ff. and 103 ff. of this Annual Report. At their meetings on November 23 and 28, the Managing and Supervisory Boards issued an unconditional Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act (Aktiengesetz) and made it available to shareholders on the Company's website. Siemens AG complies with all the recommendations of the current version of the German Corporate Governance Code and will continue to comply with these recommendations in the future.

Detailed discussion of the financial statements
Our independent auditors, KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft (KPMG), Berlin, audited the Annual Financial Statements of Siemens AG and the related MD&A as well as the Consolidated Financial Statements and consolidated MD&A for the year ended September 30, 2007, in accordance with the requirements of the German Commercial Code (HGB) and approved them without qualification. The Consolidated Financial Statements and the consolidated MD&A were prepared in accordance with § 315a of the HGB using the international accounting standards IFRS, as required in the European Union. KPMG's audit was conducted in accordance with generally accepted German standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW) and the International Standards on Auditing (ISA).

The above-mentioned documents as well as the Managing Board's proposal for the appropriation of net income were submitted to us by the Managing Board in a timely manner. The Audit Committee discussed these documents in detail on November 27, 2007. The KPMG audit reports were presented to all members of the Supervisory Board, and we reviewed them comprehensively at our meeting on November 28, 2007, in the presence of the independent auditors, who reported on the main findings of their audit. At this meeting, the Managing Board explained the Annual and Consolidated Financial Statements as well as the Company's risk management system. It also provided a report on the scope, focal points and costs of the audit.

As a result of the definitive findings of the examination by the Audit Committee and the full Supervisory Board, we raised no objections. In view of our approval, the financial statements are accepted as submitted. We endorse the Managing Board's proposal that the net income available for distribution be used to pay out a dividend of €1.60 per share entitled to a dividend. In addition, we approve the proposal that the amount attributable to treasury stock be carried forward.

Changes in the composition of the Supervisory and Managing Boards
At the conclusion of the Annual Shareholders' Meeting on January 25, 2007, Wolfgang Müller left the Supervisory Board. Dieter Scheitor was appointed by court resolution to replace him. Effective April 1, 2007, Bettina Haller, previously a substitute member of the Supervisory Board, succeeded Georg Nassauer as a member of the Supervisory Board. The Supervisory Board would like to thank Mr. Müller and Mr. Nassauer for their constructive and informed contributions and many years of loyal support.

Professor Dr. Heinrich v. Pierer resigned as a member and Chairman of the Supervisory Board at the beginning of the Supervisory Board meeting on April 25, 2007. The Board elected me, Dr. Gerhard Cromme, Chairman for the remainder of the current Supervisory Board's term of office, which expires at the Annual Shareholders' Meeting of Siemens AG on January 24, 2008. Professor Dr. Michael Mirow, who had been elected a substitute member of the Board, succeeded Professor Dr. Heinrich v. Pierer as a member of the Supervisory Board. The Supervisory Board of Siemens AG is deeply indebted to Professor Dr. Heinrich v. Pierer for his many years of service as President and CEO of Siemens AG and for his work as Chairman of the Supervisory Board.

Effective June 1, 2007, the Supervisory Board appointed Dr. Heinrich Hiesinger a full member of the Managing Board and approved his election to the Corporate Executive Committee. Dr. Klaus Kleinfeld resigned as a member of the Managing Board and President and CEO of Siemens AG, effective June 30, 2007. We would like to thank Dr. Kleinfeld for his work. Peter Löscher was appointed a full member of the Managing Board and President and CEO of Siemens AG, effective July 1, 2007. The term of office of Professor Johannes Feldmayer expired on September 30, 2007, and was not extended. Professor Feldmayer had held a variety of positions at the Company since 1979 and had served as a member of the Managing Board and Corporate Executive Committee since May 2003. We would like to thank Professor Feldmayer for his many years of successful work. His duties have been assumed by Dr. Heinrich Hiesinger. Effective October 1, 2007, the Supervisory Board appointed Peter Y. Solmssen a full member of the Managing Board and approved his election to the Corporate Executive Committee. As General Counsel to the Company, Mr. Solmssen also occupies the newly created Managing Board position for legal and compliance matters.

The Supervisory Board would like to thank the members of the Managing Board as well as the employees and employee representatives of all Siemens companies for their work. Together, they made fiscal 2007 another very successful year for Siemens' business.

For the Supervisory Board

Gerhard Cromme

Dr. Gerhard Cromme
Chairman
Berlin and Munich, November 28, 2007

Managing Board of Siemens AG



Peter Löscher



Joe Kaeser



Jürgen Radomski
Dr. rer. pol. h. c., Dr. techn. h. c.



Heinrich Hiesinger
Dr.-Ing.



Rudi Lamprecht



Hermann Requardt
Prof. Dr. phil. nat.



Uriel J. Sharef
Dr. rer. pol.



Klaus Wucherer
Prof. Dr.-Ing., Dr.-Ing. E. h.



Peter Y. Solmssen



Eduardo Montes



Erich R. Reinhardt
Prof. Dr.-Ing., Dr.-Ing. E. h.,
Dr. med. h. c.

As of October 1, 2007
For further information, see page 320
and back cover foldout.



Dear Shareholders,

Looking back, fiscal 2007 was one of the most turbulent years in Siemens' recent history, a year of unforeseen challenges, profound changes and major business successes. The beginning of fiscal 2008 marked the 160th anniversary of our Company's founding. No other major company in our industry boasts such a long and distinguished history. All of us – employees, shareholders, customers and partners – can be proud of this achievement over many generations and grateful for the trust our Company has enjoyed since Werner von Siemens' day. Now we're working relentlessly to justify this trust and ensure Siemens' continued success.

It's been five months now since I assumed the position of President and CEO of Siemens. This is more than just another job for me. It's a challenge that involves a tremendous amount of responsibility, and one that I'm pleased to accept. I'm proud to be part of this great company, working with our roughly 400,000 employees in nearly 190 countries to lead Siemens into a bright future.

During my first weeks and months at Siemens, I worked hard to familiarize myself with our Company and the expectations of our various stakeholders. I met with many employees from the Regions and Groups. I talked with lots of our customers, with business and political leaders in Germany and abroad, and with you – our investors. And I learned a great deal.

The conclusion I've drawn from all these encounters and personal impressions is that Siemens stands for technological excellence, innovation, high quality and reliability. And we're proving this to our customers every single day. With our trailblazing products, systems and solutions, we're setting standards that apply even to our competitors. Siemens is also synonymous with worldwide presence, global scope and innovative strength. This is the tradition in which our Company is rooted – a tradition that continues to thrive today and on which we'll build in the future.

A hundred and sixty years of success

On October 12, 1847, Werner von Siemens and his partner Johann Georg Halske founded Telegraphen-Bauanstalt von Siemens & Halske in Berlin, laying the cornerstone for a unique success story. From the very beginning, Werner von Siemens aspired to market his innovations beyond Germany's borders. Envisioning a global enterprise, he opened the company's first representative office in London in 1850. Just three years later, he expanded his business eastward to begin the construction of the Russian telegraph network. Further international activities followed.

In 160 years, Siemens has grown from its two founders to some 400,000 employees all around the world, from a backyard workshop in Berlin to a global player with a worldwide business volume of approximately €80 billion – a truly unparalleled success story.

Werner von Siemens' personal characteristics – a drive to innovate, an international focus and, above all, a keen sense of responsibility – continue to shape our Company today. *Responsible, excellent, innovative* – these are the values that define Siemens.

A successful fiscal 2007

Despite the challenges confronting us, we generated outstanding income from continuing operations in fiscal 2007 – 48 percent above the already impressive prior-year figure. New orders rose 12 percent to €83.9 billion, and sales climbed nine percent to €72.4 billion, with double-digit organic growth in both of these areas.

We're growing profitably – in all our businesses and in all the regions in which we operate. The following Groups achieved particularly outstanding growth in orders:

- At Power Generation, new orders surged 44 percent to roughly €18 billion.
- Power Transmission and Distribution delivered a 23 percent increase in orders, reaching nearly €10 billion.
- Automation and Drives reported new orders worth €16.8 billion, a year-over-year increase of 17 percent.
- At Industrial Solutions and Services, new orders rose 13 percent to €10.2 billion.

Turning to sales in fiscal 2007, our strongest growth was a 17 percent increase in Africa, the Middle East and the C.I.S., followed by robust gains in Asia-Pacific and the Americas. We're especially pleased to report sales growth in Germany, our home market, as well.

Fit4More targets reached

Profitable growth was the key focus of our Company-wide Fit4More program. We've achieved the targets we set when we launched the program in April 2005 (see pages 32 ff.). And while we're very proud of this accomplishment, we're not resting on our laurels. Now we've defined ambitious new targets for ourselves as part of our new Fit42010 program (see pages 160 ff.). We want to continue to grow at least twice as fast as the world economy while enabling all our Groups to achieve – and exceed – their new, higher target margin ranges over the long term.

Another goal we've set for 2010 is to generate a 14-16% return on capital employed throughout the Company. At the same time, we intend to substantially increase our liquidity. To achieve the aims of our Fit42010 program, we're implementing the proven methods of our *top*⁺ initiative while taking immediate steps to optimize our entire organization.

Reducing complexity, strengthening responsibility, gaining speed

Our Managing Board and Supervisory Board have jointly approved the most extensive restructuring of our Company since 1989. This reorganization will be implemented at the beginning of January. The new structure will make us faster, more focused, more transparent and closer to our customers. In our new organization, we intend, of course, to maintain and expand our setup as an integrated technology company.

We're strengthening transparency and personal responsibility at the Company by introducing a new executive leadership model. The new Siemens Managing Board will have full responsibility for leading the Company worldwide. The Corporate Executive Committee of the Managing Board will be eliminated. The members of the new Managing Board will have responsibility for operational profit and loss, and the coaching system now in use will no longer be applied.

Each member of the Managing Board will head a clearly defined chain of command with unambiguous escalation paths. This structure will increase the Company's transparency, reduce its complexity and accelerate decision-making.

Focused structure – Clear responsibilities

We're grouping our operations into three Sectors: Industry, Energy and Healthcare. The Industry Sector will comprise the businesses of the Groups Automation and Drives (A&D), Industrial Solutions and Services (I&S), Transportation Systems (TS), Siemens Building Technologies (SBT) and OSRAM. The Energy Sector will comprise the businesses of the Power Generation Group (PG) and the Power Transmission and Distribution Group (PTD). And the Healthcare Sector will comprise the businesses of the Medical Solutions Group (Med). The Sectors will be subdivided into Divisions, which, in turn, will be subdivided into Business Units. Each Division and Business Unit will be headed by a CEO, who has worldwide responsibility for its business activities.

All three Sectors are already leading suppliers to their markets. Leveraging innovative products, technologies and solutions, we'll enable them to continue expanding their market positions worldwide. Continuing to operate on a cross-unit basis, the Siemens IT Solutions and Services Group (SIS) and the Siemens Financial Services Group (SFS) will support every Sector while also serving their non-Siemens customers. Individual members of the Managing Board will have direct responsibility for the three Sectors, for Siemens' strategic equity investments and for our cross-Sector units Global Shared Services (GSS) and Siemens Real Estate (SRE).

Our proven matrix organization – consisting of global businesses, which have profit-and-loss responsibility, and Regional Companies, which provide optimal customer support on a local basis – will be retained. As in the past, the global businesses, which make decisions regarding the nature and location of our business activities worldwide, will have a clear "right of way" within the matrix.

With regard to our regional organization, there'll still be one individual – a Mr. or Ms. Siemens – representing the Company as a whole in each of the countries in which we're active. In the new structure, we're strengthening the sales responsibility of our Regional Companies and giving them additional leeway for the benefit of our customers – for example, by relieving them of a number of administrative functions, particularly in the areas of finance and controlling. We're also bundling more of our international businesses into cross-border organizations in which larger Regional Companies will support smaller ones – an approach that has already proven its worth in Latin America and southeastern and northern Europe.

Portfolio policies – Ambition coupled with vision and discipline

Active portfolio management is a key pillar of our success. In fiscal 2007, we worked intensively to focus our portfolio on profitable, high-growth fields. In every case, our overriding strategic objective was to capture and maintain No. 1 or No. 2 positions in all our markets. Through our acquisitions, we're developing our portfolio with prudence, vision and financial discipline.

Three measures in fiscal 2007 were of major significance for the optimization of our portfolio: the sale of Siemens VDO Automotive (SV) to Continental AG, the acquisition of Dade Behring Inc. of Deerfield, Illinois (U.S.) and the acquisition of UGS Corp. of Plano, Texas (U.S.).

Continental AG is the ideal partner to safeguard the future of our former SV business. Of all the options that were available to us, this solution was clearly the most profitable – also for you, our shareholders. In addition, it was a major step – and one much appreciated by our customers – toward strengthening Germany – and all of Europe – as a center of the worldwide automotive industry.

The acquisition of the U.S. diagnostics company Dade Behring has made us the leading supplier of in-vitro diagnostics and the world's first integrated diagnostics company. We're now the only supplier to the healthcare industry offering a complete range of products, services and solutions for the entire clinical value chain.

Regulatory approval by the European Commission in April 2007 was the final step in our acquisition of the Texas-based software company UGS Corp. Combining UGS expertise with our own technologies will enable us to bridge the gap between virtual and real-world production in the world's first intelligent factory (see page 50) and further expand our position as the world leader in automation systems.

Highest performance with highest ethics

A drive to innovate, an international focus and a sense of responsibility – these are the principles on which our founder built his company 160 years ago, and they remain the basis for our long-term success today. With our leading-edge technologies, we've achieved worldwide renown. For many of our competitors, we're the innovation benchmark.

Now, we're aiming to be a leader in compliance, too. Restoring confidence in our Company – this, for me personally, is the highest priority.

In fiscal 2007, we made a series of major personnel and organizational changes in the legal, compliance and auditing areas. In each of these fields, we're now integrating our processes into a uniform system worldwide. To support these efforts, we've engaged a number of distinguished experts with international experience.

Effective October 1, 2007, we appointed Peter Y. Solmssen, former Chief Counsel at GE Healthcare, to fill our new Managing Board position for legal and compliance matters. We also appointed Andreas Pohlmann – previously an Executive Vice President at Celanese Corp. – to serve as Chief Compliance Officer. We combined all the auditing operations at Company headquarters in the unit Corporate Finance Audit (CFA) within the Corporate Finance Department (CF). Hans Winters, a former partner at PricewaterhouseCoopers, will head the new unit.

We've also made solid progress in implementing compliance-related measures in our operating units. For example, the face-to-face and online compliance training programs that we've established for our managers worldwide are now far advanced. With clear rules that apply to every employee, we're rigorously strengthening awareness of compliance-related issues throughout the Company. We've also set up a central helpdesk (see page 91) to which employees anywhere in the world can direct compliance-related questions concerning, for example, the conduct of day-to-day business activities and correct behavior with regard to our external partners.

Munich District Court I has imposed a fine in connection with the investigations of our former Communications Group (Com). In addition, a final settlement has been reached with the German tax authorities. These actions mark the end of the investigation at Com by the Munich Public Prosecutor's Office and the German tax authorities insofar as it relates to Siemens AG.

Nonetheless, we're continuing to do everything in our power to uncover any irregularities that may have occurred in the past. Wherever wrongdoing comes to light, we will take immediate action. Ethical conduct at all times and in all places is not just possible; it's absolutely vital for us. That's our corporate culture. Siemens – our name stands for the highest performance with the highest ethics.

Fiscal 2008 – Opportunities worldwide

In our very successful fiscal year 2007, we set the stage for reinforcing and expanding our leading position on the world market. We restructured our portfolio and augmented it with a number of outstanding acquisitions. For the year ahead, we've set clear goals: We want to make Siemens faster, more focused and less complex.

We also intend to cut our costs – in particular, our selling, general and administrative (SG&A) costs. To this end, we're implementing targeted measures at our Corporate Units, operating units and Regional Companies that will reduce our current SG&A outlays 10-20% by fiscal 2010, enabling us to close the gap to our best competitors.

By implementing our new organizational structure, we're creating a company with three strong pillars: Industry, Energy and Healthcare. In all three Sectors, our power of innovation, our global market presence and our solutions expertise are positioning us to provide answers to the toughest questions of our time – answers that cannot be surpassed by anyone anywhere. Building on our achievements, we're working with pride and passion to strengthen Siemens – step by step, with great determination and a clear focus on the future.

Peter Löscher
President and Chief Executive Officer
Siemens AG

Providing answers through innovation

Our Company's success depends on the answers we're giving to the toughest questions of our time – how to minimize resource consumption in industrial manufacturing, protect the environment and the climate, and improve healthcare for people everywhere.

We can deliver answers because we're competitive, because we're active in nearly 190 countries around the world, because we waste no time in translating customer requirements into new products, systems, services and solutions – in a word, because we're highly innovative.

Innovation is the springboard for the answers we provide. Only intensely committed, highly qualified people like ours can transform inventions into successful products and solutions. The growing value of our Company and the long-term successes we're scoring with customers around the world prove that we're finding the right answers to the questions of our time.

Worldwide presence **Page 22**. Our employees **Page 24**. In dialogue with our investors **Page 26**. Our innovators and innovations **Page 27**.



Worldwide presence – Our hallmark

Siemens has been synonymous with international focus and worldwide commitment for 160 years.

"A deeply rooted global mindset is one of our key strengths."

Peter Löscher

Company founder Werner von Siemens had an international orientation from the very beginning. In 1850, Siemens opened its first representative office in London. Three years later, the Company expanded eastward to begin constructing a state telegraph network in Russia. In 1855, a Russian subsidiary was founded in Saint Petersburg. Major international projects such as the construction of the Indo-European telegraph line from London to Calcutta, inaugurated in 1870, and the laying of a transatlantic telegraph cable from Ireland to the U.S., begun in 1874, attest to the Company's early worldwide focus. Today, Siemens is a global powerhouse with activities in nearly 190 countries.

Deployed at some 1,698 locations around the globe, our 398,200 employees are the key to our success.

Approximately 32,500 Siemens researchers worldwide are developing innovations to safeguard and expand our leading market positions. Our most important R&D centers are in Germany, Austria, the U.S., China and India.

Our international focus and worldwide commitment will continue to define Siemens in the future as we deliver answers to the toughest questions of our time.



Europe (excluding Germany)		Worldwide share
Revenue (in billions of euros)	22.801	32%
Employees	105,400	27%
R&D employees	9,000	28%
Major production facilities	59	22%

Germany		
Revenue (in billions of euros)	12.594	17%
Employees	126,100	32%
R&D employees	11,700	36%
Major production facilities	74	28%

Asia-Pacific		Worldwide share
Revenue (in billions of euros)	10.937	15%
Employees	65,400	16%
R&D employees	4,000	12%
Major production facilities	51	19%

Americas		
Revenue (in billions of euros)	19.321	27%
Employees	91,500	23%
R&D employees	7,600	23%
Major production facilities	77	29%

Africa, Middle East, C.I.S.		
Revenue (in billions of euros)	6.795	9%
Employees	9,800	2%
R&D employees	200	1%
Major production facilities	3	1%



Our employees – The key to our success

Highly qualified and motivated people drive our success. That's why we've always been intensely committed to the training and continuing education of our employees worldwide.

About 9,900 young people – 6,300 from Siemens and 3,600 from other companies – are currently enrolled in our vocational training and work-study programs. We offer a comprehensive range of training programs, preparing participants for new types of jobs in business administration, information technology, metalworking and electrical engineering. In addition, we sponsor special programs for high school graduates and work-study programs for university students.

Hands-on training

Siemens is exporting its work-study system, which combines theory and practice, to many of its Regional Companies around the world. Outside Germany, about 3,100 young people are currently enrolled in Siemens apprenticeship programs, which have been adapted to country-specific requirements. These programs enable us to maintain an outstanding workforce, which in turn contributes to the high quality of our products and services. In Germany, we receive about 50,000 applications each year for our education and training programs, with our popular work-study offerings attracting particularly well-qualified applicants.

Cultivating a highly qualified workforce

We're constantly raising the educational standards that our employees have to meet. In 2007, 31 percent of our new hires had university degrees. To meet our large need for university graduates, we establish contacts with university students – particularly those majoring in engineering, the natural sciences and economics – at an early stage and foster their development. Our Generation21 education initiative offers ambitious young people opportunities to acquire academic qualifications and practical experience in a multinational environment through a number of international programs and partnerships.

Our work-study and internship programs, which attract a large number of applicants every year, are an excellent way for young people to get to know



Employee qualifications


University degrees
146,400 = 37%
of which 92,700
are in engineering
or the sciences
Vocational training
or apprenticeships
128,200 = 32%
Unrelated qualifica-
tions or no prior training
123,600 = 31%

Siemens better. Our TOPAZ program enables students who've been specially recommended by their advisors to take part in interdisciplinary seminars and hands-on international projects. Our YOLANTE program provides up-and-coming engineers and scientists with mentoring, practical experience and a close-up view of our Company. In both TOPAZ and YOLANTE, young talents receive the support and guidance they need to prepare for successful careers. We also award scholarships – coupled with internships and special training programs at the Company – to international students in master's programs.

Springboard for careers

For university graduates just beginning their careers, we offer more than direct entry opportunities. Our two-year Siemens Graduate Program, which trains the managers of tomorrow, has three parts, each of which offers participants an insight into a different aspect of Siemens – for example, purchasing, product development, sales and marketing. The program also includes a stint at one of our locations outside the participant's home country.

Professional development through continuing education

When people join Siemens, their education doesn't stop. In fact, it's just beginning. To continually broaden the basis of our success, we offer a wide range of training and continuing education programs – from management and language courses to seminars in technical fields – that enhance our employees' qualifications, foster their development and equip them to excel throughout their working lives.

Engineers and scientists account for some 55 percent of all our university-educated employees.

Further information is available on the Internet at:	www.siemens.com/career

In dialogue with our investors

By providing comprehensive financial information throughout the year, we ensure maximum transparency.

Share price


180 indexed
160
140
120
100
80
Oct. 1, 2006
Sept. 30, 2007
Siemens
Dow Jones STOXX®
DAX®

Stock market information In euros	2007[1]	2006[1]
Stock price range (XETRA closing prices, Frankfurt)		
High	111.17	79.77
Low	66.91	60.08
Year-end	96.42	68.80
Number of shares (year-end, in millions)	914	891
Market capitalization (year-end, in millions of euros)[2]	88,147	61,307
Per-share data		
Earnings per share[3]	4.13	2.78
Earnings per share (fully diluted)[3]	3.99	2.77
Dividend	1.60[4]	1.45

[1] Fiscal year from October 1 to September 30
[2] On the basis of outstanding shares
[3] On the basis of continuing operations
[4] To be proposed at the Annual Shareholders' Meeting

Investor relations

We maintain a continuous and open dialogue with our investors. We provide our shareholders with up-to-the-minute comprehensive financial information not only at the Annual Shareholders' Meeting but also in quarterly, semiannual and annual reports, and in ad hoc press releases. Our Investor Relations Team organizes discussions and conferences in which investors and financial analysts can discuss current Company-related issues with our management. These discussions and conferences, which are transmitted live on our redesigned and expanded Internet site, are accessible to the general public. Our institutional investors are also kept up-to-date on Company developments through several hundred individual presentations a year, some of them at roadshows in and outside Germany. Sustainability-oriented investors have shown an increasing interest in the Company's strategy in areas like energy efficiency and environmental protection. In fiscal 2007, Siemens was listed for the eighth time in a row on the SAM Dow Jones Sustainability Index. In a number of major surveys, investors and analysts again ranked our capital market communications very highly. For the fifth year in a row, the Siemens Investor Relations Team was awarded first place in the capital goods sector of the Thomson Extel Awards.

The Siemens share

As of September 30, 2007, the capital stock of Siemens AG totaled approximately €2.7 billion, representing some 914 million no-par value shares in registered form. Each share represents one vote at the Annual Shareholders' Meeting. On September 30, 2007, Siemens shares were listed on all German stock exchanges, stock exchanges in New York, London and Zurich and the Milan stock exchange. On the New York Stock Exchange, Siemens shares are traded in the form of American Depositary Receipts (ADRs), with one ADR corresponding to one Siemens share.

Further information on investor relations and Siemens' share performance is available on the Internet at:	**www.siemens.com/investors** **www.siemens.com/governance**

Our innovators and innovations



Raymond Liao



Henrik Stiesdal



Thomas Flohr

From wireless wizard to industrial revolutionary

Industry

Raymond Liao's Ph.D. thesis in electrical engineering actually focused on wireless telecommunications networks. But when the dot-com bubble burst, he found another area in which to apply his skills. Ever flexible, Liao changed direction, joined Siemens and developed a wireless communications solution for industrial applications that far surpasses anything our competitors have to offer.

Industrial wireless LAN (IWLAN) technology makes it possible – for the first time – to precisely control industrial machines without using expensive cable connections. The solution increases factory flexibility and improves production quality. By guaranteeing data transfer rates in the millisecond range, special IWLAN software allows the effective monitoring and control of machines while eliminating data bottlenecks and costly error chains.

Unleashing the power of the wind

Energy

Henrik Stiesdal built his first wind turbine on his family's farm right after he finished high school in 1976. A larger version, which he developed while still working on his university degree in biology, was one of the first commercially viable wind turbines in the history of modern wind power. Stiesdal – an enthusiastic sailor – later joined Bonus Energy, which was funneled into Siemens Wind Power in 2004. Today, he focuses on two main goals: to optimize annual electricity yields and maximize reliability.

In Denmark, we're using a patented single-cast process to manufacture turbine blades for **wind power systems**. Produced without joints, the blades are the toughest in the wind power industry. As the global market leader in the offshore sector, we offer the world's most powerful wind turbines in series production. With a capacity of 3.6 MWs, our turbines generate over 100 times more power than the first wind turbines, which were marketed some 25 years ago.

Helping people through technology

Healthcare

Thomas Flohr has been developing computed tomography (CT) systems at Siemens Medical Solutions for the past 18 years. In that time, he's made key contributions in the field of CT imaging. Flohr – who has a doctorate in physics – explains his approach this way: "You constantly exchange ideas with your customers while keeping the focus on their requirements." Flohr pursues his goals with great enthusiasm and persistence. And, as the figures show, this is clearly a recipe for success: Med is now a global leader in CT scanners.

Siemens' **SOMATOM Definition** has revolutionized CT technology. Boasting two X-ray tubes and two detectors that rotate in synchrony, the innovative system provides twice the temporal resolution, operates at twice the speed and delivers twice the power of conventional scanners – with substantially lower radiation exposure. The outcome: enhanced patient satisfaction and unprecedented image quality, so that diseases of the blood vessels, heart and other organs can be detected earlier, diagnosed faster and treated more precisely than ever before. The technology's wide popularity is yet further proof of its effectiveness: Since market launch, more than 250 SOMATOM Definition scanners have been installed worldwide.

Innovation at Siemens – Shaping the future today

Finding answers to the toughest questions of the day has always been one of the main drivers of our success. With the invention of the pointer telegraph and the electric dynamo, Werner von Siemens, who founded our Company 160 years ago, revolutionized telecommunications and electrical engineering in the 19th century. Today, Siemens researchers are still following in his footsteps, asking the toughest questions of *our* time – and providing the answers.




Volkmar Sterzing and his team are developing a learning process that searches for efficient, ecofriendly and economical operating methods modeled on nature. The process can be applied to everything from home appliances to power turbines.




Maximilian Fleischer is working on electronic gas sensors that detect air and water pollutants at an early stage. Energy-efficient regulation of building systems, early fire detection and the diagnosis of respiratory diseases are just a few of the sensors' possible applications.




Ute Liepold is developing luminescent substances for efficient LEDs with low energy consumption and longer lifetimes. The search for such substances is being rapidly accelerated by the methods of combinatory chemistry. A single so-called "luminescent library" can contain up to 96 different substance combinations.

How can you manufacture customized products at affordable prices? How can you power a planet hungry for electricity without damaging it? How can disease be detected before it strikes? These are three of the toughest questions of our time. And 32,500 Siemens researchers at locations in over 30 countries are working to find the answers.


Research and development*
47% 18% 28% 7%
€3.1 billion
2006
49% 15% 31% 5%
€3.4 billion
2007
Industry
Energy
Healthcare
Other activities

* Continuing operations

At September 30, 2007, the **Industry** Sector comprised the businesses of the Groups Automation and Drives, Industrial Solutions and Services, Transportation Systems, Siemens Building Technologies, and OSRAM; the **Energy** Sector comprised the businesses of the Power Generation Group and the Power Transmission and Distribution Group; and the **Healthcare** Sector comprised the businesses of the Medical Solutions Group.

In fiscal 2007, Siemens researchers submitted 8,267 invention reports,* seven percent more than the year before. We filed 5,060 patent applications, an 11 percent increase over fiscal 2006. On average, we generated 38 inventions and 23 patent applications per workday.

Our innovations are shaping the future of industrial production. With the acquisition of UGS, we're now in a position to directly link – for the first time – virtual product and production design with the real world of industrial automation. Implementing our intelligent factory concept (see page 50 ff.), developers around the world will cooperate with customers, partners and suppliers in real time to simulate entire manufacturing processes down to the last detail before real-life production begins. The result: faster development and time-to-market, substantial cost savings and a virtually limitless degree of production flexibility that will enable our customers to tailor their offerings even more closely to their customers' individual specifications. Products that have been completely manufactured, tested and assembled in the virtual environment prior to real-world production include aircraft, high-speed trains and the latest gas turbines.

The second question concerns energy and the environment. We invest some €2 billion a year in the development of ecofriendly technologies and hold roughly 30,000 patents – nearly half of all the inventions in our patent portfolio – in the environmental field. At the same time, we offer products, systems and services for virtually every aspect of power generation, transmission and utilization – in energy-efficient power plants, buildings, lighting devices, home appliances, transportation systems and industrial applications. Our solutions include everything from virtual power plant networks, energy-saving motors and the world's largest, most efficient gas turbine to extremely reliable wind power systems and the brightest, whitest LEDs on the market. And we're also developing the energy technologies of tomorrow – for example, processes to capture and securely store the CO_2 emitted by fossil fuel power plants.

As the world's first full-service diagnostics company in the healthcare industry, we're integrating innovations in three fields: imaging, laboratory diagnostics and healthcare IT. In the first field, we're constantly improving our range of computed tomography and magnetic resonance scanners and ultrasound systems. In the second, we're pioneering new laboratory techniques and applications such as biomarker solutions – which can help doctors diagnose cancer as well as infections and coronary diseases at the earliest possible stage – and the world's first magnetic resonance/ positron emission tomography (MR/PET) system, which can pinpoint illnesses like Alzheimer's disease long before the first symptoms appear. In the third field, we offer advanced electronic networks that link clinical data across the entire healthcare continuum, eliminating barriers in communication, collaboration and decision-making between hospitals, doctors' offices, pharmacies and insurers. Integrating these innovations is enabling us to realize our vision of fully personalized medicine – treatments optimized for each individual patient – and usher in a new era of knowledge-based preventive medicine.

Rigorously pursuing ambitious aims

Our aim is to find the right answers to the toughest questions of our time. Only a thriving company – one that's generating profitable, capital-efficient growth – can achieve this goal over the long run.

Our Fit4More program equipped us to provide answers by giving us the tools and levers we needed to reach our targets. Now we've launched the Fit42010 program. Focused on ensuring that our Company's progress is sustainable, the new program aims to create long-term value for our shareholders. That's why we've set new targets for the year 2010. We're aiming for sales growth, profitability at our individual Groups, a high return on capital employed, an improved cash flow and an optimized capital structure.

From Fit4More to Fit42010 **Page 32**. Fit42010: Performance **Page 34**. Fit42010: Portfolio **Page 36**. Fit42010: People Excellence **Page 38**. Fit42010: Operational Excellence **Page 40**. Fit42010: Corporate Responsibility **Page 42**.

From Fit4More to Fit42010 – Programs for sustainable development and value creation

By focusing on Fit4More over the past two years, we laid the groundwork for our future success. Now, we intend to make further strides by systematically implementing a new Siemens-wide program: Fit42010. Our aims remain the same: to provide outstanding benefits for our customers, position our businesses for long-term market leadership and further increase the value of our Company.

Fit4More successfully implemented

Achieving the Fit4More targets that we set in April 2005 provided us with a solid basis for long-term profitable growth. Our financial results clearly demonstrate the effectiveness of the program's tools and levers. All our Groups reached their margin targets by the second quarter of fiscal 2007. Growth over the past two years totaled more than 15 percent. What's more, we fulfilled the aims of all four of our Fit4More pillars:

- Performance and Portfolio – To create a portfolio that would guarantee our future success, we pursued a two-pronged strategy. First, we completed the strategic realignment of selected activities – including, in particular, our Information and Communications business area. Second, we continued to expand – through acquisitions, where appropriate – our strong core businesses like energy and environmental technologies, automation systems, public and industrial infrastructures, and healthcare solutions.

By implementing the other three pillars, we established new standards and processes Company-wide and further developed our proven strategies:

- People Excellence – Implementing targeted measures, we made additional progress in creating and maintaining a high-performance culture – a worldwide strategy that's enabling us to identify and nurture the young people who will one day lead our Company and to provide our key experts with new career paths. Our motto is "World-class leaders for world-class results."
- Operational Excellence – As part of our *top*+ initiative, we established standardized processes and procedures throughout the Company while concentrating intently on Innovation, Customer Focus and Global Competitiveness.
- Corporate Responsibility – Our rigorous, highly focused corporate responsibility program increased our Company's value and earned us a place on the Dow Jones Sustainability Index once again in 2007.


Fit42010
People Excellence
Develop talent globally
Strengthen leadership development
Attain high-performance culture
Strengthen expert careers
Portfolio
Build on our strengths in:
Energy & Environmental Care
Automation & Control, Industrial & Public Infrastructures
Healthcare
IPO of Siemens VDO
Operational Excellence
Siemens Management System (powered by top+) with focus on:
Innovation
Customer Focus
Global Competitiveness
Corporate Responsibility
Achieve best-in-class in:
Corporate Governance
Compliance
Climate Protection
Corporate Citizenship
Code of Ethics and Conduct-Values
People Excellence
Portfolio
Performance
Operational Excellence
Corporate Responsibility
Benchmark in Transparency and Compliance

Strengthening our competitive position and increasing Company value

Fit4More was a resounding success. But there's still room for improvement and a need for further action – particularly in the areas of compliance (see pages 42 f. and 88 ff.) and asset management. Our conduct must meet the highest professional and ethical standards. And to succeed, our businesses must achieve ambitious goals for growth, profitability and cash flow. In particular:

- We intend to grow twice as fast as the global economy.
- Retaining our system of Group margin ranges, we've set tough profitability targets for our Groups and for the Company as a whole. Taking into account their individual business strategies, market positions and competitive environments, we've raised the target margin ranges for eight of our ten Groups. In addition, we've introduced a new performance yardstick focused on optimizing capital efficiency – return on capital employed (ROCE). This metric is calculated by dividing income before interest expense by capital employed. We're aiming for an ROCE of 14-16% for the entire Company by 2010.
- In the area of cash flow, we're employing another new yardstick, the cash conversion rate, to determine how much of our profit is converted into cash that can be used to finance our businesses. The cash conversion target we've set is "one minus the Company's growth rate." This indicator is adjusted for our growth rate because growth always requires investments.

To reach our Fit42010 goals, we're rigorously implementing four drivers:

- Portfolio – We're building on our strengths in order to capture and maintain No. 1 or No. 2 positions in attractive markets and further boost our businesses in our three Sectors Industry, Energy and Healthcare (see page 36 f.) through organic growth and acquisitions.
- People Excellence – We're creating a high-performance culture, strengthening our leadership development and promoting top talents around the globe.
- Operational Excellence – We're continuing to push innovation by applying our proven *top*+ methods and *top*+ toolbox while sharpening our customer focus and enhancing our global competitiveness
- Corporate Responsibility – We're closely aligning our business performance with our commitment to society and the environment in order to safeguard and increase the long-term value of our Company.

Fit42010: Performance

Fit42010 defines the targets and metrics that measure our performance. Our overarching aim remains the same: to achieve profitable growth and further increase the value of our Company as a whole. In addition to pushing sales growth and profitability at our individual Groups, we're also focusing on increasing our return on capital employed, improving our long-term cash position and optimizing our capital structure.

The challenges posed by the two megatrends urbanization and demographic change are driving customer demand. Siemens is tapping the resulting business opportunities – something we're better positioned to do than virtually any other company in the world – in order to continue growing twice as fast as the global economy.

To be sustainable, growth must be profitable. That's why we're aiming to match or exceed the profitability of our best competitors in all our operations. Although achieving our Fit4More target margin ranges by the second quarter of fiscal 2007 was a key step in this direction, some of our businesses still have potential for further improvement. As a result, we've raised the target margin ranges for the seven Groups Automation and Drives (A&D), Industrial Solutions and Services (I&S), Power Generation (PG), Power Transmission and Distribution (PTD), Medical Solutions (Med), OSRAM and Siemens Financial Services (SFS). Some of these Groups are profiting from very positive market environments and the successful integration of recent acquisitions. We've also raised the target margin range for an eighth Group: Siemens IT Solutions and Services (SIS), whose restructuring is now complete.

Groups	Fit4More margin ranges	Targets achieved in Q2 2007		New Fit42010 margin ranges
Siemens IT Solutions and Services (SIS)[1]	5–6%	5.2%	⇧	5–7%
Automation and Drives (A&D)	11–13%	14.2%	⇧	12–15%
Industrial Solutions and Services (I&S)	4–6%	4.6%	⇧	5–7%
Siemens Building Technologies (SBT)	7–9%	7.5%	⇨	7–9%
Power Generation (PG)	10–13%	10.7%	⇧	10–14%
Power Transmission and Distribution (PTD)	5–7%	8.1%	⇧	7–10%
Transportation Systems (TS)	5–7%	5.0%	⇨	5–7%
Medical Solutions (Med)[2]	11–13%	13.4%	⇧	14–17%
OSRAM	10–11%	10.5%	⇧	10–12%
Siemens Financial Services (SFS)[3]	18–22%	52.6%	⇧	20–23%

(1) The Fit4More margin range was for Siemens Business Services.
(2) The margin range was raised to 14-17% from 13-15% in November 2007.
(3) Return on equity at SFS is calculated by dividing income before income taxes by equity assigned.

Our recent acquisitions of Diagnostic Products Corporation (DPC), Bayer Diagnostics and, most recently, Dade Behring have doubled the overall market served by the Medical Solutions Group to €57 billion and given the Group access to further attractive market segments. That's why we've raised Med's target margin range to 14–17%.

However, to be truly successful, we must do more than generate profitable growth. What's equally important, we must also ensure that we're achieving a satisfactory ratio between our earnings and the capital we use in our business activities, that these activities generate a sufficient amount of cash and that we have an excellent capital structure.

To measure the relation between our earnings and the capital our businesses use, we've adopted the metric return on capital employed (ROCE, see also page 109). ROCE, which is commonly used to compare the performance of one business with that of another, can be calculated directly from the figures provided in a company's financial statements: It's the ratio of income before interest expense to capital employed. And there's competition here, too. Most of our main competitors have a better ROCE than we do. To close the gap, we've set an ROCE target of 14–16%.

To determine how much cash our activities are generating, we're applying the metric cash conversion rate (CCR), which is the ratio of free cash flow from continuing operations to income from continuing operations. We've set a CCR target of "one minus the Company's growth rate." This target has been adjusted for our growth rate because growth normally requires higher investments – for example, expenditures for new production capacities and increased inventories to meet anticipated increases in demand – and higher net working capital. The targets we've set reflect our goal of achieving capital-efficient growth.

For the first time, we're also setting a capital structure target: to achieve a ratio of adjusted industrial net debt to EBITDA of 0.8–1.0 by 2010. This step, which will enable us to optimize our capital structure, rounds off our new system of financial targets.

Fit42010: Portfolio

Active portfolio management – based on the principle that all our businesses must be No. 1 or No. 2 in attractive markets – is a key pillar of our Company strategy.

Active portfolio management enables companies to identify attractive markets – characterized by strong growth, high potential profitability and low risk – and to establish or expand profitable businesses within those markets. To generate profitable growth, businesses must generally occupy No. 1 or No. 2 positions in their markets. Only then can they finance the portfolio measures and R&D outlays indispensable to maintaining a competitive edge and satisfying customer demands for innovative solutions. Active portfolio management also ensures that a company's businesses are strategically aligned and capable of generating synergies.

Our businesses are divided into three Sectors, each with enormous growth potential:

- Industry, which comprises the businesses of A&D, I&S, SBT, TS and OSRAM
- Energy, which comprises the businesses of PG and PTD
- Healthcare, which comprises our Med businesses.

SIS and SFS provide services for all three Sectors.

In all our markets, we're focused on expanding our leading positions with new products and technologies and through continued massive investments in innovation. Where appropriate, we're also strengthening our businesses through acquisitions.

Focus on three high-growth Sectors

Industry	Energy	Healthcare
Automation and Drives (A&D) Industrial Solutions and Services (I&S) Siemens Building Technologies (SBT) Transportation Systems (TS) OSRAM	Power Generation (PG) Power Transmission and Distribution (PTD)	Medical Solutions (Med)
Siemens IT Solutions and Services (SIS)	Siemens Financial Services (SFS)	

Acquisitions are strengthening our market position.

With markets constantly changing, portfolio management is an ongoing task. Our major portfolio measures in fiscal 2007 included:

- The acquisition of Texas-based UGS, which is making us the first company to bridge the gap between virtual product and production planning and real-life manufacturing on the factory floor. Implementing our intelligent factory concept (see page 50) to link these two worlds will allow experts to closely coordinate new product development and the design of new production facilities through simulation. It will also reduce manufacturing errors, slash production ramp-up time and cut time-to-market by as much as 40 percent. This innovative approach will be particularly beneficial in the automotive and aircraft industries. None of our competitors can offer similar advantages. Here again, we're raising the bar.
- The acquisition of the U.S. diagnostics company Dade Behring, which has made us a leading supplier of in-vitro diagnostics and the world's only integrated diagnostics company. This investment is a further major step toward making our vision of knowledge-based healthcare a reality. Our presence in all areas of medical diagnostics is not only a key lever for integrating clinical workflows and bundling clinical information; it will also help us improve healthcare quality while cutting costs.

As part of our Fit42010 program, we originally planned to publicly list Siemens VDO Automotive. However, after reviewing all the options, our Managing and Supervisory Boards decided to sell the Group to Continental AG. The alliance with Continental has major advantages for all our stakeholders. It provides the businesses and employees of Siemens VDO with promising perspectives, respects the interests of our shareholders and represents a major advance in our efforts to sharpen the focus of our portfolio and reduce the Company's complexity.

Fit42010: People Excellence

Our goal is to develop and leverage the strengths of our employees under the leadership of first-rate managers. At the same time, we want to reward our people for outstanding commitment and exceptional achievement. That's where our new Company-wide Fit42010 program comes in. Its focus on People Excellence and the continuing development of our high-performance culture are firmly anchored in our Company strategy.

Personal motivation and the willingness to achieve can best be leveraged in an environment where the strengths of the individual are fostered – in a true high-performance culture. We can create an environment of this kind only by ensuring excellent leadership, setting binding standards and systematically developing young Company employees.

Outstanding management through the Siemens Leadership Excellence program

The Siemens Leadership Excellence (SLE) program prepares managers for their tasks, enabling them to define important visions and clear goals for the Company and to have a major impact on the development of their people. What makes the SLE program special is that leaders develop leaders. This approach not only creates a dynamic, worldwide network of managers but also allows knowledge and experience to be shared and multiplied across the Company – an important success factor for our business.

Our SLE courses employ interactive training methods to enhance business expertise and hone personal skills. The tailor-made courses prepare Siemens managers for their positions, teaching them valuable strategies and familiarizing them with useful management tools. Up to now, more than 600 managers have successfully completed SLE courses – and the feedback has been overwhelmingly positive. Next year, the focus will be on encouraging more mid-level managers to enroll as well as continuously improving course quality on the basis of ongoing participant feedback.

However, our aim is not just to pass on management skills and tools; we also want to communicate concrete values and management standards. With the management approach established in SLE courses (value-based management), we're creating a culture that clearly distinguishes us from our competitors and will ensure our lasting success.

High standards through the Performance Management Process

The standards we've defined are applied throughout the Company using our Performance Management Process. Managers hold one-to-one talks with their people to assess the achievement of the previous year's goals. The results of these discussions affect employees' further professional development and salary. In addition, concrete goals are agreed upon for the coming year. This process is a key prerequisite for high performance. Only employees who know what their professional goals are will perform to their full capacity.

The Performance Management Process also includes an assessment of managers' leadership abilities. In a 180-degree feedback process, employees evaluate their superiors, giving them useful input on their leadership methods, qualities and strengths as well as insights into any areas where they may have room for improvement.

The Performance Management Process, which provides clear and unambiguous rules and is implemented uniformly Company-wide, is enabling us to foster the people we'll need to guarantee our success tomorrow.

The next generation

Siemens can look back on a long history of success – thanks to the expertise, motivation and commitment of many generations of employees. To safeguard our long-term future, we've strengthened our focus on the next generation – in particular, on our top young talents and key experts.

Individuals with high leadership potential and a strong commitment to their employer can make a major contribution to sustainable Company growth. That's why we've intensified our efforts in recent years to nurture emerging leaders and support their development. To date, we've identified over 1,700 up-and-coming young managers at Siemens. Now, we want to cultivate their leadership potential by providing them with individual support and diverse opportunities to gain experience within the Company. Working with their supervisors, about 1,000 of these promising young employees have already drawn up personal career plans. Our first job fairs for top talents have proven highly successful. As a truly global player, we're placing an increasing emphasis on driving the professional and personal development of the next generation of Siemens leaders all around the world. And we're applying the same systematic approach to identifying and fostering our key experts. With their outstanding technical know-how, motivation and perseverance, these individuals have made us a technology leader in a wide range of different fields.

The groundwork for a high-performance culture at Siemens has now been laid. Our next step is to vigorously promote and develop this culture.

Fit4 2010: Operational Excellence

Our trailblazing innovations make us a reliable partner for customers in a wide array of businesses. As part of our *top*+ initiative, we've established uniform processes and procedures that set high standards for performance throughout the Company. To safeguard our success over the long term, we're raising the bar with Fit4 2010.

When it comes to performance, our proven *top*+ processes and procedures ensure that we all speak the same language. We set clear and measurable goals and define and rigorously implement the concrete measures required to achieve them. Our Company-wide *top*+ programs – Innovation, Customer Focus and Global Competitiveness – give us the tools we need to remain successful in global competition over the long term, to supply our customers with outstanding products, systems and solutions, and to master the new market challenges confronting our businesses.

Innovation – Turning great ideas into business success
To set new market trends and maintain our technological leadership, we take a systematic approach to identifying innovative business models, products and markets. Our innovations are powering important future-oriented technologies – for example, the separation and storage of greenhouse gases. We employ rigorous innovation benchmarking, systematically comparing our businesses with those of our competitors to identify the success factors and levers crucial to strengthening our innovation processes. Dialogue with customers is also essential. We collaborate closely with industry-leading customers to make sure we remain their preferred partners for innovation leadership in the future. Everywhere, our objective is the same: to leverage our power of innovation in order to deliver top performance in the face of global competition.

The focus is always on customers
We supply tailored products and solutions to help customers achieve their goals in the global arena. To coordinate our offerings worldwide, we've set up a strategic account management program. To ensure that our solutions are optimally geared to customer needs, we're constantly improving our understanding of customer processes and structures. And to better leverage our know-how for the benefit of our customers, we systematically compile and disseminate information Company-wide. Siemens One is what we call our strategy to enhance customer satisfaction by bundling the offerings of our businesses in order to develop individualized, single-source solutions. We've combined the expertise of all our businesses in 13 Sector Development Boards. These boards provide our sales units with the know-how and support they need to cooperate with customers in creating future-proof end-to-end solutions. Our recent project for Lisbon's Hospital da Luz is a prime example of how our efforts are paying off. Working with the

Portuguese investor group Espírito Santo Saúde, our Healthcare Sector Development Board combined the offerings of a wide range of Siemens businesses – Med, I&S, SBT, SIS, A&D, PTD and SEN – to develop a fully integrated healthcare campus that includes more than 30 specialist clinics and doctors' offices, a 130-bed general hospital, an assisted-living facility and a nursing home. The solution encompasses everything from the most advanced medical systems and IT and telecommunications technologies to energy, lighting and building systems. Using an integrated IT infrastructure geared specifically to healthcare workflows, Hospital da Luz is making the paperless clinic a reality. The result is not only better patient care but also greater safety, comfort and convenience for patients, residents and healthcare professionals alike.

We're close to our customers – in 190 countries around the world

To meet the challenges of today's global market, we have to be competitive at every point in the value chain. That's why we're optimizing our existing structures and continually upgrading our processes. We're also strengthening our businesses by expanding our product portfolio and adjusting our value chains in high-growth markets such as Asia. For instance, we've introduced a standardized purchasing process that has cut procurement costs substantially over the last few years. The use of advanced production systems is enabling us to make continuous gains in productivity every year. By increasingly integrating our production facilities into high-growth markets, we're paving the way for outstanding operational results worldwide. And we haven't lost sight of quality. Extensive training and certification programs for project managers and the introduction of quality assurance gates have noticeably improved our project management. Over the last few years, we've also increased the quality and considerably reduced the costs of our own internal services by bundling them in a new Global Shared Services unit.

In all our businesses – whether in Industry, Energy or Healthcare – software plays a crucial role. As part of *top*+, we've launched a new program to systematically improve the professional qualifications of our software engineers. Within only nine months, experienced software architects can qualify as senior software architects through on-the-job training. And the program not only expands participants' technical horizons. It also encompasses group workshops and intensive personal mentoring. Once certified, senior software architects become part of an ever growing global network of engineering excellence.

By concentrating on innovation, customer focus and global competitiveness, our businesses are implementing the *top*+ tools to leverage synergies Company-wide and develop powerful, leading-edge solutions that benefit and drive the success of our customers around the world.

Fit4 2010: Corporate Responsibility

Compliance is the cornerstone of corporate responsibility at Siemens. In fiscal 2007, we worked intensively to raise employee awareness of compliance-related issues and anchor this awareness even more firmly in our management culture and Company values. But as the current investigations show, we didn't succeed in making the importance of our compliance rules clear to all our employees. Now, we're doing everything in our power to uncover any irregularities. By rigorously implementing our Compliance Program, we're ensuring that all our business practices fully adhere to the law.

For us, compliance means adherence to the law as well as to the Company's binding regulations and guidelines, which are the basis of our business activities. We expect our managers and employees to behave ethically and in full compliance with the law. Misconduct will not be tolerated under any circumstances.

We provided comprehensive information about compliance-related violations at the Company in our Annual Report 2006 and in subsequent interim reports. Public prosecutors in several countries, the U.S. Department of Justice (DOJ), the U.S. Securities and Exchange Commissison (SEC) and other authorities are now investigating allegations of wrongdoing by Siemens and Siemens employees. Our compliance organization is intent on clarifying all related matters and penalizing all misconduct, and we're cooperating fully with the authorities.

We consider it our duty to ensure that these issues are completely cleared up. For this reason, we've retained the U.S. law firm Debevoise & Plimpton LLP as an independent agent to conduct comprehensive independent investigations into alleged violations of anticorruption regulations. The firm reports at regular intervals to the DOJ and the SEC. In addition, we're continuing the internal investigations begun in November 2006. On October 4, 2007, Munich District Court I imposed a fine of €201 million on the Company, concluding part of the investigations into irregularities at Siemens AG. At the same time, the German tax authorities determined that payments of approximately €450 million at the former Com Group were non-deductible, resulting in a tax charge of €179 million. Of this total, €168 million had already been recorded in the Company's financial statements for fiscal 2006. These actions mark the end of the investigation of the former Communications Group by the public prosecutors and tax authorities in Germany insofar as it relates to Siemens AG. The comprehensive independent investigations being conducted by Debevoise & Plimpton are continuing. For more information, see the Compliance Report (pages 88 ff.) and Management's discussion and analysis (MD&A, pages 108 ff.).

Ensuring ethical conduct

We've launched a new program to systematically anchor our compliance regulations throughout the Company. While we already had strict guidelines which were being continuously optimized, they were not always adhered to. Our new Compliance Program is an effective system based on three pillars – Prevent, Detect and Respond – for ensuring that all business at Siemens is conducted in compliance with the law and our internal regulations. The majority of the new measures are designed to prevent compliance-related violations. That's why it's been essential to establish clear regulations defining what is and is not allowed, and to communicate these regulations throughout the Company. We've also spelled out the penalties for misconduct. Our second focus is the detection of unethical practices. This will allow us to intervene at an early stage while making it clear that misconduct will always come to light. We provide employees, customers and business partners with easily accessible channels for reporting irregularities. In addition, we respond vigorously to violations, thereby reinforcing the deterrent effect of rapid detection. All cases of wrongdoing at the Company will be penalized in accordance with our clearly defined rules and processes.

Key points of the Siemens Compliance Program

To ensure that behavior throughout Siemens adheres to the law and our own regulations, CEO Peter Löscher and the members of the Managing Board have made compliance a top priority. The commitment of all our managers worldwide is an integral part of our management culture and our Company culture as a whole – a culture in which adherence to the Business Conduct Guidelines, our Company-wide code of behavior, is the basis of all our actions.

The Compliance Program

Prevent	Detect	Respond
▪ Clear guidelines Siemens Business Conduct Guidelines ▪ Training programs ▪ Compliance helpdesk: "Ask us"	▪ Comprehensive control system ▪ Easily accessible reporting channel: "Tell us"	▪ Clear consequences ▪ Unequivocal response


Continuous improvement

Basis for sustainable business success

Clear rules for all employees, extensive training, confidential reporting channels for suspected irregularities and a helpdesk for compliance-related questions are key elements of our Compliance Program. For our suppliers worldwide, we've also introduced mandatory minimum compliance requirements, comprising ethical, social and environmental standards. To ensure that our suppliers adhere to these standards, we've established a system of self-assessments and on-site audits. Our new and revised guidelines as well as the measures we've already introduced are a signal to our shareholders and customers, the general public and our employees that we take compliance and the allegations against our Company very seriously. That's why one of the aims of our Company-wide Fit42010 program is to be a world leader in transparency and compliance. We're doing everything we can to restore trust in Siemens.

Further information is available in our Compliance Report on pp. 88 ff., in Management's discussion and analysis (MD&A) on pp. 108 ff. and on the Internet at:	**www.siemens.com/compliance** **www.siemens.com/responsibility**



Peter Löscher presents Bruce Biltoft, Rhett Butler and Tony Handakas (from left to right) with this year's Corporate Responsibility Award.

Honoring our responsibility to society

As a leading global company, we have a responsibility to comply with the highest ethical and legal standards while protecting the environment and benefiting society as a whole. The Siemens Corporate Responsibility Award honors individual employees and employee teams whose projects highlight our commitment to making the world a better place.

Out of 182 entries from over 35 countries, five teams made it into the final round of this year's Corporate Responsibility Award competition. In October 2007, the finalists presented their projects to the Company's executive management at the Siemens Business Conference in Berlin. In recognition of their achievements, CEO Peter Löscher awarded the first-place team €50,000 and each of the runner-up teams €10,000 for the continuation and further development of their projects.

The prize-winning project in 2007 – The Safe Water Kiosk

First prize went to a team from I&S Water Technologies in Australia for developing an efficient, reliable system – known as the Safe Water Kiosk – for the treatment of drinking water. According to estimates from the World Health Organization, 1.2 billion people in the world currently have no access to clean drinking water – especially in regions with poor infrastructure. Addressing this major challenge of our time, the Australian team – working together with the SkyJuice Foundation of Sydney – developed a solution using Siemens technology. The inexpensive water filtration system, which operates very reliably over a long period with minimum maintenance, has already been introduced in Kenya, where it's providing 2,500 people with clean drinking water. More than 300 of the systems are now deployed in 16 countries on four continents.

The other four winning teams were also honored for their outstanding projects:

Accelerating knowledge transfer in pediatries
Since many childhood diseases are relatively rare, the knowledge and experience needed to diagnose and treat them effectively is often available at only a few locations. To address this problem, employees at Siemens Medical Solutions and Siemens Corporate Technology – together with their partners in the Health-e-Child project – are exploiting state-of-the-art information technology to speed up knowledge transfer in pediatric medicine. By linking leading healthcare facilities, research institutions and companies, the Health-e-Child information platform enables the latest knowledge in pediatric medicine to be made rapidly available worldwide. The aim is to create a global network encompassing healthcare providers even in remote areas. This project leverages opportunities provided by the European Union's sixth Framework Program for Research and Technological Development.

Enhancing study programs for Mexico's engineers
In the past, graduates of engineering programs in Mexico were often not well equipped to keep pace with worldwide developments in their fields. Typically, engineering curricula had little practical relevance and training programs were too long. No wonder the field wasn't attracting many young people. Now, Siemens VDO in Mexico – in cooperation with the government, universities and local chambers of commerce – has developed three highly focused and streamlined study programs. This project will help ensure a steady supply of well-qualified Mexican engineers – and Siemens in Mexico will no longer have to spend a whole year training its new engineering employees.

Integrating people with disabilities
A partnership between mdexx, an Automation and Drives company, and Martinshof, a sheltered workshop in Bremen, Germany, has been flourishing for over ten years now. The project began in 1998, when mdexx employees proposed using rooms available on company premises for the Martinshof project. Ever since, Martinshof personnel and mdexx employees have been training and supervising a small group of disabled people, who are taking over increasingly complex tasks in the factory. The Martinshof workers travel to mdexx on their own and work side-by-side with mdexx employees, tremendously increasing their self-reliance and self-esteem. A showpiece of successful workplace integration, the project is enabling the disabled participants to achieve greater professional and social recognition while promoting understanding for the disabled among mdexx employees.

Siemens Caring Hands and the United Way
The Caring Hands team at Siemens Medical Solutions in the U.S. has formed a close partnership with the United Way, one of North America's leading charities. In 2006, volunteers and coordinators raised a record $705,993 for charitable purposes – an amount that reflects the strength of the partnership and of which the participants can be justly proud. The work of a constantly growing network of volunteers, the regular training of coordinators and continuous coverage in the internal media at Medical Solutions USA made this outstanding achievement possible.

All of these projects are valuable sources of ideas and harbor enormous social and business potential. Cooperating across borders, regions and disciplines, our Corporate Responsibility teams are leveraging Company solutions, know-how, networks and partnerships to honor their responsibilities to society. By providing answers to some of the toughest questions of our time, the participants are playing an important role in Siemens' ongoing efforts to benefit our world.

Further information on the Corporate Responsibility Award, the 2007 prizewinners and corporate citizenship at Siemens is available at:	**www.siemens.com/craward** **www.siemens.com/corporate_citizenship**

Succeeding in tomorrow's markets

Innovations from Siemens have changed the world. Werner von Siemens, who founded our Company 160 years ago, tackled the toughest questions of his day – and found the answers. And we're still following in his footsteps today. Of course, the questions have changed, and so have the answers. But what remains the same is our ability to find the best, most innovative solutions and turn them into market successes – creating customer benefit and increasing Company value.

We want all of our businesses to occupy No. 1 or No. 2 positions in attractive markets. We've already achieved this aim in most of our businesses, and we've laid the groundwork in the others.

We're a global leader in three Sectors that hold tremendous promise for the future:

- Industry
- Energy
- Healthcare.

Group Presidents **Page 48**. Industry – The intelligent factory **Page 50**. Energy – Ecofriendly electricity **Page 58**. Healthcare – Patient-centric solutions **Page 64**.

Group Presidents



Helmut Gierse
A&D



Udo Niehage
Dr.-Ing.
PTD



Erich R. Reinhardt
Prof. Dr.-Ing., Dr.-Ing. E. h., Dr. med. h. c.
Med



Klaus Voges
PG



Wolfgang Dehen
SV



Joergen Ole Haslestad
I&S



Hans M. Schabert
TS



Martin Goetzeler
OSRAM



Dominik Asam
SFS



Christoph Kollatz
Dr. rer. pol.
SIS



Johannes Milde
Dr.-Ing.
SBT

As of October 1, 2007
For further information,
see back cover foldout.



Answers for industry.

The intelligent factory

The manufacturing industry is on the threshold of a new era: The intelligent factory – which will slash time-to-market by digitizing and integrating entire production processes, from the first idea to the finished product – is just around the corner.

Leveraging recent advances in simulation technology, the intelligent factory will soon make it possible to translate products and manufacturing processes visualized, designed and tested in a virtual environment into their real-world counterparts. The result: optimized workflows, faster planning and implementation, virtually limitless production flexibility and substantial cost savings.

The idea of computer-integrated manufacturing – that is, of digitally interlinking the data for entire product and production lifecycles – goes back to the 1980s. At that time, computers, databases and communications networks were not powerful enough to bring the concept to fruition. But since then major advances have been made in computer integration. Computer-aided 3D visualization and simulation, for example, have long been standard tools for new product design.

As a result, complex products can now be tested in a virtual world under true-to-life conditions – a technique that's used, for instance, to develop and optimize the efficiency of turbine blades and wind turbines without the need for expensive real-world testing.

Siemens' Totally Integrated Automation (TIA) platform comprises a proven, highly successful range of products and systems designed to efficiently automate all the production processes in the real-world factory. Excellent progress has already been made in merging the virtual and real-life environments. But there's still a gap in the production lifecycle between the idea phase – in which products are first conceived and developed with the help of systems like computer-aided design – and the production phase – which takes place in both virtual and brick-and-mortar factories. The reason: software tools with incompatible interfaces continue to create barriers to data transmission.

Virtual planning and simulation – from the product to the overall manufacturing organization and individual factory floor machines – reduces prototype costs, cuts time-to-market and improves product quality.

From idea to finished product in record time

This is where the intelligent factory comes in: It will be able to integrate the digital planning data for any product – whether an automobile or a glass bottle – with the planning data for the real-world factory. The entire manufacturing process can be generated and simulated on the PC together with the new product. Real-life production begins only after products have been manufactured and fully optimized in the virtual factory. In addition, several product versions can be tested simultaneously since different development steps can sometimes run parallel. Together, these factors dramatically shorten the transition from development to production – the most costly and time-consuming step in conventional manufacturing processes – and enable the intelligent factory to adapt more quickly to changing market requirements and ever-shorter product cycles.

But the intelligent factory can do more than just link product and factory planning. As a comprehensive network of digital models and methods, it also eliminates the discontinuities between virtual plan-





ning and real-world manufacturing. Information can be seamlessly relayed from simulation to reality and back again – to the benefit of both worlds. The knowledge and expertise gained in the process is then digitally stored so it can be used again for designing and planning new projects.

Acquisition of UGS Corp.

Siemens has been driving the development of virtual engineering methods for many years, working intensively with business partners and customers to merge the virtual factory and real-life manufacturing processes. And now – with the acquisition of UGS Corp. of Plano, Texas, a world-leading supplier of product lifecycle management (PLM) software – these efforts are about to pay off. By plugging digital PLM expertise from UGS into its own automation technologies, Siemens is poised to bridge the gap between the virtual world of product and production design and the nuts and bolts world of the factory floor.

BMW Spartanburg

The complete upgrade of BMW's Spartanburg, South Carolina facility at the start of 2006 provided a preview of what the new partnership between Siemens and UGS holds in store. As part of the overhaul, key plant components – such as the complex marriage system that automatically joins car bodies with powertrains – were completely redesigned. Using software jointly developed by Siemens and UGS, the new machines were simulated on PCs and every step in the process was tested in advance. The results were impressive: BMW engineers completed real-world commissioning of all basic machine functions in only one day – a process that previously took more than a week.

In just a few years, the virtual commissioning of manufacturing systems – still a novelty at BMW Spartanburg – will be the industry standard. Virtual engineering and real-world manufacturing are morphing into one. And Siemens is pioneering the process. With its acquisition of UGS, the Company is now the first supplier in the industry sector to offer seamless hardware and software solutions covering the entire lifecycle of products and manufacturing facilities – an advance that will enable customers to boost efficiency to unprecedented levels.

Automation and Drives (A&D)

A&D is a world-leading supplier of automation and drives technology, offering standard products, system- and sector-specific solutions for the manufacturing and process industries, and electrical installation technology.

European industry could save some €3 billion a year in energy costs by implementing technologies that are already available. Simply using advanced, efficient electric motors and regulating speed drives with converters would enable manufacturers on the continent to cut their energy outlays by up to 60 percent. In most cases, the new drives pay for themselves in less than two years. The potential gains are substantial since electric drives account for about 65 percent of the energy consumed in industry. Equipping existing industrial drives, wherever feasible, with variable-speed energy-saving motors would reduce CO_2 emissions worldwide by 360 million tons. The market for replacing industrial drives is extremely attractive for Siemens. In Germany, too, most drives used in ancillary industrial processes are still fixed-speed.

www.siemens.com/automation

The efficient automation of entire production processes – including power supply and distribution – requires a seamlessly integrated spectrum of products and systems. Using our Totally Integrated Automation (TIA) and Totally Integrated Power (TIP) platforms, automation solutions can be individually tailored to specific manufacturing requirements. Our software tools connect production and administrative processes and digitally interlink the data for entire product and production lifecycles. Our unique, comprehensive range of fully integrated offerings enables customers to optimize production workflows, shorten time-to-market and cut production costs while maximizing investment security and minimizing process complexity.

With the acquisition of the U.S. software provider UGS Corp. in April 2007, we created an integrated company that combines technologies for the entire value chain – from development and production to sales and service – under a single roof. UGS technologies will enable us to expand our activities in the fast-growing market for product lifecycle management (PLM) software and further enhance our position as the world-leading supplier of automation systems.





Offering everything from rugged, innovative large drives for ocean-going vessels to controls for complex processes at chemical plants, we're *the* technology trendsetter in the field of fully integrated drives and controls.

Industrial Solutions and Services (I&S)

I&S leverages Siemens products, systems and process technologies to design, develop, modernize, operate and maintain plants and facilities for customers in the metallurgy, oil and gas, water processing, road transport and infrastructure logistics industries.

www.siemens.com/industry

Our technologies are helping protect the environment. For example, we've developed a process for producing pig iron that consumes fewer resources and is more economical than conventional blast furnace methods. By dispensing with coke production, the sintering of fine ores and pelletizing, our innovative Finex technology cuts raw material consumption, energy requirements and CO_2 emissions by up to 30 percent. In the area of transportation, we've installed monitoring equipment for London's congestion charge scheme, a plan to reduce traffic volumes in the English metropolis by levying fees on motorists entering the city. To date, the scheme has reduced traffic flow 15 percent and delays due to traffic jams 30 percent, cutting CO_2 emissions by 150,000 tons a year. Systems, products and solutions that minimize environmental impact and improve resource utilization in industrial processes and infrastructure applications already account for one-fifth of our total revenue. Standardization – which is part and parcel of the process of developing new solutions – is promoting the rapid deployment of resource-saving process solutions all around the world.

To increase market penetration, we've bundled our mining and steel activities in the Metal Technologies Division, which is headquartered in Linz, Austria. We've also transferred the headquarters of our Oil and Gas Division to Oslo, Norway, where we maintain a global center of innovation and competence for offshore systems construction.

To standardize solutions and leverage synergies, we combined our Airport Logistics and Postal Automation divisions in a new Infrastructure Logistics Division on October 1, 2007.

New systems business, the growing demand for modernization worldwide and support services for plants throughout their entire lifecycles will be our primary growth drivers in the future. We're expanding our process offerings by developing standard solutions that span a variety of different industries.

In Cracow, Poland, we've built Europe's most advanced hot rolling mill on a turnkey basis for the Arcelor Mittal Group.



Transportation Systems (TS)

TS boasts a broad spectrum of innovative offerings comprising everything from rail vehicles to power, automation and control systems for rail networks, integrated services and turnkey expertise. Our Complete Mobility strategy for providing comprehensive transportation solutions from a single source is giving us a decisive competitive edge.

www.siemens.com/transportation

With our broad portfolio, we're helping cut the climate-damaging emissions caused by vehicular travel. The Oslo Metro, a trendsetter in public transportation, is a good example of how we maximize economic benefit while minimizing environmental impact. Equipped with a regenerative braking system that feeds braking energy back into a train's power network, the new vehicles consume some 30 percent less energy than their predecessors. The advantage to the environment: fewer harmful emissions. The advantage to the customer: lower energy costs. And the benefits to the environment extend beyond the vehicles' lifetime: At least 95 percent of the materials used in their construction are recyclable.

We're committed to green mobility – the concept of striking a balance between the world's rising demand for mobility and the need to protect our environment. In fact, we've geared our entire product portfolio to achieving it. In Spain, for instance, our high-speed Velaro E trains consume only about two liters of fuel per passenger per 100 kilometers. With speeds of up to 350 kilometers an hour in normal operation, the Velaro E – which holds the world speed record of 404 kilometers a hour for series-produced trainsets – emits only about one-third of the CO_2 produced by airplanes.

But it's not just our vehicles that are ensuring the competitiveness and eco-balance of rail transportation. Our systems for recovering and storing energy, our wide array of control and safety technologies and our advanced route electrification solutions are also making train travel smoother and more energy-efficient. Rail transportation is destined to play an ever greater role in meeting the challenges of increasing mobility. Due to ongoing globalization and worldwide urbanization, the demand for advanced rail systems will skyrocket in the years to come. With our complete portfolio, we're the ideal turnkey partner and systems integrator. And we provide the safest, most efficient and most comprehensive transportation solutions in the world.




Our Complete Mobility strategy sets us apart as a unique provider of much more than rail solutions.

Siemens Building Technologies (SBT)

SBT is a service provider, systems integrator and product manufacturer, combining offerings in the areas of automation, energy services for buildings, fire protection, and electronic safety and security.

www.siemens.com/buildingtechnologies

Performance contracting is a smart way to modernize, optimize and finance building systems. Using this innovative approach, we've enabled customers to cut energy costs substantially in several thousand projects worldwide. Outlays are recovered through savings achieved during the contract period. By leveraging energy-saving potentials without generating additional costs, performance contracting helps protect the environment and the climate while safeguarding investments in building systems. The model is particularly profitable in the case of public facilities and commercial premises.

Our Group has four divisions. The Building Automation Division offers efficiency-enhancing automation solutions and energy management systems and services that provide defined energy savings. The Security Systems Division specializes in electronic solutions for access control, video surveillance and intrusion protection, including alarm center operation. The Fire Safety & Security Products Division focuses on systems and solutions for fire detection and extinguishing, emergency evacuation, and safety and security. The Heating, Ventilation and Air Conditioning Products Division offers products and solutions for optimizing indoor climate control.

This wide-ranging portfolio enables us to bundle building automation and danger management systems in comprehensive building solutions. In cooperation with other Siemens Groups, we offer integrated, tailored solutions that network individual components such as building control, operations control, safety and security technologies as well as heating, ventilation, climate control, refrigeration, room automation, electrical distribution, fire protection, intrusion detection, access control, video surveillance and third-party systems.



Siemens fire detection and emergency evacuation systems are protecting customers and employees at LaSalle Bank in Chicago, Illinois.

OSRAM

OSRAM creates lighting solutions for countless areas of modern life – for illumination, visualization and sensors as well as highly specialized applications like water purification using ultraviolet light. Our portfolio includes lamps and optoelectronic semiconductor light sources such as light-emitting diodes (LEDs), LED systems, control electronics and light management systems.

www.osram.com

With artificial lighting currently consuming some 19 percent of the world's electricity, energy-efficient lighting solutions can play an important role in cutting energy consumption and CO_2 emissions. A comprehensive approach to environmental protection requires that product components and manufacturing processes also meet the highest quality and environmental standards. Here, our 48 production facilities in 17 countries are an industry benchmark. Setting the pace, our plant in India received the Siemens Environmental Award in 2007.

Energy-saving lighting solutions have always been one of our top priorities. For example, in 1985 we invented the first lamp with all its electronics integrated into the base for improved energy efficiency. Our most recent energy-saving products include halogen bulbs that use up to 30 percent less electricity than conventional models, energy-efficient electrodeless lamps and the world's first infinitely dimmable lamps. We're constantly refining our products for office and street lighting, areas in which intelligent solutions can cut electricity consumption by up to 80 percent. In 2007, we became the world's first lighting manufacturer to receive UN approval for a Clean Development Mechanism. Our model, which is based on the Kyoto Protocol, will enable the lighting industry to replace millions of incandescent bulbs with energy-saving lamps in developing and emerging countries over the next few years.

To capture an above-average share of the double-digit growth in today's booming market for energy-saving lighting solutions, we're taking major steps to boost our production capacities. For instance, we're now building a second production facility for energy-saving fluorescent and compact fluorescent lamps in India, adding a second opto chip factory in Malaysia and expanding our existing chip factory in Germany. To extend our lead in light-emitting diodes – the energy-saving light source of tomorrow – we invested 13 percent of our sales from optical semiconductors and LEDs in research and development in fiscal 2007.



OSRAM Art Projects: Screens featuring more than three-quarters of a million high-power LEDs outside our Munich headquarters capture the excitement of today's most advanced lighting sources. The video installation "Alice in Wonderland" was designed by artist Diana Thater.


SIEMENS

Answers for the environment.

Ecofriendly electricity

To provide the world's growing population with reliable supplies of electricity while mitigating climate change – this is the challenge now facing energy utilities worldwide. And Siemens – with technologies ranging from the most advanced gas turbines to offshore wind farm systems and low-loss high-voltage direct-current (HVDC) transmission equipment – is delivering solutions.

It doesn't seem that a two percent increase in efficiency could have much of an impact on climate change. But, when achieved by high-performance turbines and power plants, an improvement of even this magnitude translates into a huge reduction in CO_2 emissions – as our SGT5-8000H gas turbine, the latest innovation from Siemens' Power Generation Group, clearly demonstrates. The 440-ton power pack will be tested as a stand-alone unit in Block 4 of the Irsching Power Plant in southern Germany and then expanded to become a combined cycle power plant, with an output of 530 MWs and an efficiency rating of 60 percent – two percentage points above the current world record. And these two points will make a big difference: They'll cut CO_2 emissions at the plant by 40,000 tons a year – the amount released by 9,500 mid-range cars driven 20,000 kilometers each.

To build a highly compact turbine that can generate huge amounts of power, you need decades of experience in heavy engineering, coupled with the latest manufacturing technology. More than 7,000 individual components – some tiny, others weighing tons – have to be assembled with painstaking precision.

Efficiency ultimately depends on the turbine blades, which must be able to withstand extremely high temperatures and extremely high levels of wear and tear. For the Irsching gas turbine – the largest and most powerful device of its kind, with a power generation capacity of 340 MWs – Siemens engineers developed highly resilient nano coatings that can withstand temperatures of nearly 1,500°C. The experts also developed a hydraulic system that reduces the gap between the rotor blades and the housing by a few millimeters after turbine startup. This design innovation decreases the amount of combustion gases that flow past the blades unused. We've already delivered more than 1,100 large gas turbines to customers around the world. In addition, over the past 20 years, we've built some 520 fossil fuel combined cycle power plants – facilities that are setting industry standards for energy efficiency and environmental compatibility.

Emissions from our coal-fired plants, which have extremely high efficiency levels of 47 percent, are also significantly below those of their conventional counterparts. In the area of CO_2-free coal-fired power generation, our Power Generation Group offers two technologies: post-combustion CO_2 capture for existing power plants and pre-combustion CO_2 capture for new ones. With our innovative entrained-


SIEMENS
SGT5-8000H



flow gasifiers – each boasting a thermal capacity of 500 MWs – we've developed a key component for clean coal-fired power generation in so-called integrated gasification combined cycle (IGCC) plants.

Offshore wind power systems

In the booming wind power sector – a prime focus of CO_2-free power generation – we're the leading supplier of offshore wind farm systems. Our products include giant wind turbine rotor blades manufactured from fiberglass-reinforced epoxy in a single-cast process based on our patented IntegralBlade technology. To meet the ever increasing demand for wind power systems, we're continually expanding our production capacities.

Our largest wind turbine, the SWT-3.6-107, which has a rotor diameter of 107 meters and a capacity of 3.6 MWs, is being used in several major European wind power projects. We've installed 54 of these turbines at the Lynn and Inner Dowsing wind farm off the east coast of England. When completed at the end of 2008, this facility – the largest offshore wind farm in the world – will supply clean energy to 130,000 households. We'll be responsible for servicing and maintaining the farm's turbines during the facility's first five years of operation. Since 2003, we've installed wind turbines with a capacity of more than 3,300 MWs – a boon to the environment, since generating the same amount of electricity in a fossil fuel power plant would produce about eight million tons of CO_2.

High-voltage direct-current transmission

Wind farms and hydropower plants are almost always located at a considerable distance from the population centers and industrial regions where most electricity is consumed. As a result, power often has to be transmitted over vast distances and, when generated at offshore wind farms, via undersea cables. Systems using alternating current are not economically feasible for long-distance applications since too much energy is lost during transmission. High-voltage direct-current (HVDC) systems – although technologically more complex – are the optimal solution, because they minimize energy loss. As a leader in HVDC transmission technology, we've already installed several of these low-loss systems worldwide.

In India and China, for example, we've constructed HVDC transmission lines stretching more than 1,000 kilometers from power plants to consumers (see page 63). And in the U.S., we're linking the residents of New York's Long Island with a power grid on the New Jersey mainland via a 105-kilometer



HVDC undersea cable. Siemens converter stations transform alternating current into direct current at the New Jersey end and then reconvert it into alternating current when it reaches Long Island. The system's advantages: fewer CO_2 emissions – since the power from the mainland comes in part from CO_2-free generation – and fewer power plants on the densely populated island.

But Asia and the U.S. are not the only places where our HVDC transmission technology has scored major successes. It's also been extremely well received in Europe, where we've landed three orders for HVDC systems in the last six months alone. Most recently, in September 2007, we signed a contract with Spanish network operator Red Eléctrica de España to link the island of Majorca with the mainland power grid via a 400-MW 250-kV HVDC undersea cable stretching 250 kilometers. The largest of the Balearic Islands, Majorca has a permanent population of some 790,000 people. In addition, up to seven million vacationers flock to the island every year. Thanks to the new HVDC link, power demands during the peak holiday season can now be met by electricity imports from the European continent. We've also received orders to supply converters for the 600-MW 400-kV Storebaelt undersea link, which will run between the Danish islands of Funen and Zealand, and for the 1,000-MW 450-kV BritNed undersea link, which will connect the Netherlands and Great Britain.

HVDC Plus is what we call our latest innovation in high-voltage direct-current technology. The advantages of the new system, which employs voltage-sourced converters, include the compact dimensions of the converter stations used and the system's ability to link large power grids to weak power systems. Our HDVC Plus solution will open up new opportunities for low-loss power transmission – for instance, from offshore wind farms to the mainland, from the mainland to offshore oil platforms, and from remote power plants to large urban areas. The solution is being implemented for the first time in California, where it will significantly increase the security and reliability of San Francisco's power supply network.

Power Generation (PG)

PG builds fossil fuel power plants, power-generating components, wind turbines, and turbines and compressors for industrial applications, particularly in the oil and gas sector. Instrumentation and control technologies for all types of power plants, air pollution control and coal gasification systems, and extensive services round out the Group's portfolio.

www.siemens.com/powergeneration

Supplying the world's growing population with reliable, ecofriendly electricity will require a broad mix of energy sources and technologies. We offer a comprehensive range of efficient, low-emission power plant technologies for electricity and heat generation. In addition to equipping coal-fired and combined cycle power plants, we build on- and offshore wind power systems and high-temperature fuel cells. Via minority stakes in AREVA NP and Voith Siemens Hydro, we're also active in the nuclear and hydroelectric power plant sectors.

Our customers know they can count on us. We provide engineering, construction, maintenance, operation, servicing, and instrumentation and controls for power plants. Our offerings include turbines, compressors and complete solutions for industrial applications – primarily in the oil and gas sector. Our comprehensive array of services is based on leading-edge plant diagnostics and system technologies tailored to applications such as plant modernization and the monitoring and reduction of emissions from fossil fuel power plants.

Due to its low cost and long-term global availability, coal is destined to play an ever greater role in power generation. As a result, processes like coal gasification and liquefaction are steadily gaining in importance. In fiscal 2007, we received orders to supply five innovative entrained-flow gasifiers, each with a thermal capacity of 500 MWs, for converting coal into gas at the world's largest polypropylene production facility, now under construction in China's northern province of Ninxia.

The acquisition of the German company Kühnle, Kopp & Kausch AG in November 2006 augmented our portfolio in the area of steam turbines and compressors in the lower output range and is enabling us to tap additional growth opportunities in the compressor and service sector. We're No. 1 worldwide in industrial steam turbines.





The job spinner: In fiscal 2007, Siemens' fast-growing Wind Power Division hired more than 1,000 new employees.

Power Transmission and Distribution (PTD)

As a provider of innovative, efficient solutions for power transmission and distribution, PTD develops and manufactures high- and medium-voltage switchgear, transformers and substations, automates power grids and provides services worldwide. Our solutions enable electricity to be transported reliably and economically from the power plant to the consumer.

www.siemens.com/ptd

We're opening up a new dimension in HVDC technology with the construction of the world's largest high-voltage direct-current transmission system. When completed, this 800-kV low-loss link will stretch some 1,400 kilometers across China – from hydropower plants in Yunnan to the industrial region of Guangdong Province. With a capacity of 5,000 MWs, the system will eliminate the need for new fossil fuel plants that would spew more than 30 megatons of CO_2 into the atmosphere every year.

The rising demand for energy worldwide, mounting load densities in the world's fast-growing cities and dwindling resources are creating major challenges for power transmission and distribution. As a result, utilities and industrial consumers are turning more and more to innovative, environmentally compatible solutions. And that's exactly where our expertise, efficiency and global presence make us a strong, reliable partner. For example, our recently launched HVDC Plus solution offers a low-loss, ecofriendly transmission link that intelligently connects offshore wind farms with mainland power grids. And it's not only in the HVDC sector that we're a trendsetter. As an active participant in the European Smart Grid Initiative, we've already developed the technologies needed to make intelligent power networks a reality.

Our portfolio is carefully tailored to the requirements of our market – in terms of technologies and solutions as well as market coverage and global positioning. Focused on Europe, North America, China, India and, increasingly, Russia, we're No. 1 or No. 2 in every major power transmission and distribution market in the world. In an extraordinarily positive environment, we're growing substantially faster than our market.



Key components of a PTD power-factor correction system that is stabilizing the electricity transmission network in southern Denmark.



Answers for life.

Patient-centric solutions

Demographic change is sweeping the globe. In many parts of the world – in Africa and Asia in particular – populations are rapidly growing. The U.N. predicts that the global population, now about 6.7 billion people, will have surpassed the nine-billion mark by 2050. At the same time, societies are rapidly aging – not only in the industrialized countries but also in emerging countries like China and India. In 2050, there will be more people over 60 than under 14. As a result of these developments, the demand for healthcare – both preventive and curative – is expected to soar.

To make high-quality, patient-oriented, affordable healthcare a reality for growing numbers of people, efficiencies must be increased all along the healthcare continuum – from prevention, early detection and diagnosis to therapy and follow-up care. That's why it's critical to optimize the healthcare workflow, which means all activities associated with patient care. The strategy of Siemens Medical Solutions is to improve workflow along the entire supply chain. This can best be achieved through continued innovation in applicable technologies and through the optimization of relevant processes, for example, by implementing healthcare IT solutions.

Prevention and early detection are key factors in combatting disease. Treatment in the earliest stages is not only much more effective but also less costly than initiating therapy later. We're unleashing great potential by coupling imaging technologies used for in-vivo diagnostics (such as CT and MRI scans) with in-vitro diagnostics (such as tissue and fluid analysis). This integrated approach to diagnostics is vital to improving patient outcomes.

Such advances in healthcare quality can be achieved only by leveraging clinical IT solutions that enable the seamless transfer of data between hospitals, laboratories and doctors' offices. Our innovative IT systems not only support administrative processes like hospital room assignment, operation scheduling and physician invoicing. They also enhance patient care – for example, by monitoring medications and eliminating costly duplication of clinical procedures. In addition, computer-aided diagnostic systems can be used to evaluate imaging data, making data analysis and interpretation more efficient.

Over the last few years, we've expanded our portfolio through targeted acquisitions. By acquiring Shared Medical Systems (healthcare IT) in 2000, CTI Molecular Imaging in 2005, Diagnostic Products Corporation (DPC) and Bayer Diagnostics in 2006, and Dade Behring in 2007, we've created the world's first and only fully integrated diagnostics company combining imaging diagnostics, laboratory diagnostics and clinical IT under one roof.





Integrated diagnostics are improving healthcare quality

Patients are destined to reap great benefits from the ever greater integration of imaging and laboratory diagnostics. Today, doctors can obtain razor-sharp three-dimensional images of the heart and its vessels from computed tomography (CT) systems such as our dual-source Somatom Definition CT scanner. However, the chances of detecting dangerous vascular changes (so-called vulnerable plaques) early on are often still limited – for example, in the case of young at-risk patients – since imaging diagnostics are not routinely performed at the pre-symptomatic stage. As laboratories and radiology departments become more closely networked, it's conceivable that blood tests could be used to assess whether individuals may be prone to future heart attacks. CT scans could then be carried out on high-risk patients to obtain a precise diagnosis and initiate suitable treatment.

Integrated diagnostics has tremendous potential in the field of oncology as well. In the future, genetic testing could provide an initial risk assessment for various types of cancer, for example, breast cancer. High-risk patients could then be advised to have more frequent screenings. Laboratory diagnostics also help detect cancer at an early stage by uncovering disease-specific tumor markers such as cancer antigens. State-of-the-art imaging systems can then be used to pinpoint the disease and treatment can begin, improving patient outcomes while minimizing costs.

Innovation is our lifeblood

The innovations we introduced in 2007 are also part of our strategy to enhance the quality of care while cutting costs.

With our Magnetom Essenza and Magnetom Verio systems – two trailblazing magnetic resonance imaging (MRI) scanners based on Total imaging matrix (Tim) technology – we've once again proven our technological leadership. Priced well below conventional systems, Magnetom Essenza (pictured above, left) is the most affordable, all-new 1.5-tesla MRI system on the market. It was developed from the ground up to meet low budgets for purchase, installation and operation – through new innovations. The Magnetom Verio (pictured on page 64) is the





world's first MRI system to combine 3-tesla technology with a 70-centimeter open bore. The enlarged opening accommodates patients who could not be examined with earlier 3-tesla systems, such as claustrophobic and obese persons and patients who require special positioning.

The Artis zee family, our next generation of interventional imaging systems, offers breakthrough versatility, enhanced imaging capabilities and streamlines workflow across an array of clinical environments. This makes it a further testimony to our power of innovation. The new revolutionary member of the family is Artis zeego (pictured on page 66, right), the first multi-axis system based on robotic technology. Featuring virtually unrestricted C-arm positioning from head to toe, the Artis zeego combines interventional imaging with maximum flexibility, making the system significantly easier for physicians to use and saving time and money.

Our Somatom Definition AS system (pictured above, left) is the world's first adaptive computed tomography (CT) scanner. Not only can the system adapt to virtually any patient, including obese persons and emergency patients, who are often difficult to scan; it is also suitable for a wide range of clinical applications. In addition, the Somatom Definition AS provides an exceptional solution by adapting for complete radiation dose protection, eliminating clinically irrelevant doses. Thus, the new adaptive scanner is overcoming the drawbacks of conventional CT imaging.

We're also meeting the clinical and economic demands for increased ultrasound performance with a completely new generation of ultrasound solutions, such as our Acuson S Class (pictured on page 68, right, the first of the new S Class products, the Acuson S2000) and the world's smallest ultrasound system, the Acuson P10 (pictured on page 68, left). The handheld Acuson P10 fits into a lab coat pocket and is primarily used for initial emergency and cardiac assessments as well as in obstetrics, most notably in labor and delivery.

Our new MAMMOMAT Inspiration* system (pictured above, right) was specifically developed as a digital mammography platform capable of handling large numbers of patients. With its innovative high-speed





detector and a significant reduction in the number of mouse clicks required for setup, the system enables physicians to examine up to 15 patients per hour. By incorporating a new feature called MoodLight, we're the first provider of mammography systems to support a relaxed atmosphere for patients and staff alike during examinations.

Setting trends in healthcare
With our broad portfolio of solutions, we're ideally positioned to shape future developments in medical care – together with our customers and partners. Our nearly 8,000 researchers and developers worldwide are ensuring that we continue to drive innovation across the healthcare continuum – for the benefit of people all over the world.

* CAUTION: Investigational Device. Limited by U.S. Federal law to investigational use. This product is not commercially available in the United States (USA). The information about the MAMMOMAT Inspiration is being provided for planning purposes. The product must be reviewed via the FDA PMA review process and its future availability cannot be ensured.

Medical Solutions (Med)

With a broad and innovative portfolio of diagnostic and therapeutic solutions, clinical IT and audiology technologies, Med is one of the world's largest players in the healthcare industry. Recent acquisitions are paving the way for our world market leadership in laboratory diagnostics.

Our Magnetom Verio is the world's first magnetic resonance imaging (MRI) system to combine 3-tesla ultra-high field technology with a patient-friendly 70-centimeter open bore. Based on our innovative Total imaging matrix (Tim) technology, the system provides excellent image quality, superior diagnostic quality and exceptional patient comfort. Another innovative system, our 1.5-tesla Magnetom Essenza scanner, was developed to allow small hospitals and doctors' offices with limited budgets to offer a full range of imaging services. Priced well below conventional high-field systems of this type, the Magnetom Essenza is the most cost-effective factory-fresh 1.5-tesla MRI system on the market.

www.siemens.com/medical

With groundbreaking innovations like our Magnetom Verio and Magnetom Essenza systems, we're enhancing the quality of care while cutting costs. Our solutions are playing an important role in making high-quality, affordable healthcare a reality for growing numbers of people. Patient-oriented healthcare is the key to our success. Our offerings encompass diagnostic and therapeutic technologies, IT solutions (clinical information systems and knowledge-based applications) and molecular in-vitro and in-vivo technologies (genomics and proteomics) as well as consulting and services. Leveraging this unique and innovative portfolio, we optimize efficiencies across the entire healthcare continuum – from prevention, early detection and diagnosis to treatment, therapy and follow-up care.

Over the last few years, we've expanded our portfolio through targeted acquisitions. By acquiring Shared Medical Systems (healthcare IT) in 2000, CTI Molecular Imaging in 2005, Diagnostic Products Corporation (DPC) and Bayer Diagnostics in 2006, and Dade Behring in 2007, we've created the world's first and only fully integrated diagnostics company combining imaging diagnostics, laboratory diagnostics and clinical IT under one roof.





Our innovative technologies for early diagnosis and treatment are optimizing patient outcomes.

Siemens IT Solutions and Services (SIS)

SIS is an international leader in IT services, offering consulting, systems integration and IT infrastructure management as well as software development and comprehensive sector-specific IT solutions from a single source.

www.siemens.com/it-solutions

Reliable identification procedures are the key to security in a globalized world. Our biometric solutions are making error-free personal authentication a reality. In Switzerland and the Czech Republic, we're equipping passports with biometric functions. In Croatia, we're introducing the world's first biometric border controls. In Ireland, we're supplying an electronic visa application and tracking system. In addition, we install and operate IT systems for face, iris and fingerprint recognition. Our offerings also include an innovative solution based on palm vein scanning.

But security solutions are just one part of the overall IT picture. Information technology has advanced from a specialized field to become the backbone of virtually every business process. The focus today is increasingly on ways to optimally interlink the multi-faceted IT components of modern enterprises – everything from hardware and production planning to overarching control systems. To meet customer demand for seamless IT solutions, Siemens established SIS in January 2007. Combining IT know-how, expertise in a wide range of technology fields and a comprehensive knowledge of our industry, we cooperate with other Siemens Groups to deliver fully integrated, sector-specific IT solutions.

As one of the world's top ten providers of outsourcing services, we generate some 60 percent of our total revenue by operating customer IT systems. Examples of our broad sector-specific and process expertise in the area of IT solutions include SAP integration and the development of applications based on radio frequency identification (RFID) technology, another field in which we're a leading player. Siemens itself is one of our major customers. We develop software for the other Siemens Groups and ensure the operation of IT systems Company-wide. Leveraging our global network of service facilities and centers of competence, we'll continue to provide our customers with outstanding services at competitive prices far into the future.



Siemens' new biometric IT system identifies individuals on the basis of their unique palm vein patterns, ensuring error-free authentication.

Siemens Home and Office Communication Devices (SHC)

SHC develops and produces high-quality products for home communications – everything from cordless and fixed line phones, Voice-over-IP products and WIMAX devices to home media products and broadband devices. We also provide a broad array of associated software solutions.

www.siemens.com/gigaset

In the fall of 2007, we migrated our Gigaset portfolio of cordless phones and broadband devices to ECO DECT and ECO broadband – thereby making a major contribution to environmental and climate protection. The new products, which are highly energy-efficient, allow a variable reduction in transmission power. Using innovative switched-mode power supplies, they consume up to 60 percent less energy than devices with conventional linear power supplies. Optimized display lighting, an intelligent battery-charging management system and ECO DECT functions also reduce energy consumption and guarantee substantially longer standby and talk times.

For several Gigaset generations now, the amount of transmission power required to operate our cordless phones has been directly proportionate to the distance between the base station and the handset. In our new phones, the power required decreases to almost zero when the handset is replaced in the base station. Some models also feature a user-activated ECO mode that can slash transmission power 80 percent. In our new broadband products, software supports the manual adjustment of transmission power by 25, 50 and 75 percent as well as the complete deactivation of the WLAN transmitter. As these innovations show, we're continuing to rigorously implement our environmental program, which encompasses our manufacturing processes as well as our products. In September 2007, we received DIN EN ISO 14001 certification for our environmental management system.

Formed on October 1, 2005 from the Cordless Products Division of Siemens' former Communications Group, SHC is a wholly owned subsidiary of Siemens AG. Headquartered in Munich, we're active in more than 69 countries. Our primary production facility is located in Bocholt, Germany, where Gigaset products are manufactured in accordance with the highest environmental and quality standards. We're the world market leader in DECT phones and No. 2 in ADSL modems and gateways. We also have a leading position in user-friendly Voice-over-IP cordless phones and related services. Again in 2007, several of our Gigaset models received IF and Red Dot awards for their high-quality design.





We've minimized the environmental impact of our energy-efficient Gigaset phones not only by reducing their power consumption but also by optimizing the processes involved in their production.

Siemens Financial Services (SFS)

SFS is a global provider of business-to-business financial solutions for customers at Siemens and other companies.

www.siemens.com/finance

Our financial experts have teamed up with Tongji University and Asklepios Kliniken in a joint venture to build a fully digital general hospital in Shanghai. We hold a 40 percent stake in the Sino-German Friendship Hospital project, the first public-private partnership of its kind in China. Slated for completion in 2010, this innovative facility, in which the partners are investing more than €100 million, will provide world-class healthcare services.

We have a three-pronged business strategy: to boost Siemens' sales by providing financial solutions, to expand our role as a competence center for financial risk management at Siemens and to achieve profitable growth in our business with non-Siemens clients. Our broad service portfolio – which is focused on the needs of industrial companies – is specifically tailored to this strategy. Offerings include everything from sales and investment financing to treasury services, fund management, insurance brokerage and venture capital financing.

Like our customers, we aim to create value and enhance competitiveness. To achieve these goals, we rigorously leverage all our strengths: global presence, in-depth market knowledge, financial expertise coupled with industry know-how, effective long-term risk management, efficient processes and professional project management.

We're convinced that our solutions for financing equipment, infrastructure and working capital in the Industry, Energy and Healthcare sectors will continue to play a key role in successfully implementing Siemens' business strategy and optimizing the Company's earnings in the years to come. As our participation in the Tongji Hospital partnership illustrates, financing will always be a critical factor in the implementation of infrastructure projects.





Our custom-made financing solution for the deployment of an I&S traffic control system at the new international Trade Fair Center in Stuttgart, Germany is just one of our many recent successes.

Siemens Real Estate (SRE)

SRE plans, builds, finances, develops and operates Siemens facilities and supports customers in all matters relating to real estate. We currently have direct business responsibility for around 17 million square meters of land and nearly ten million square meters of building space.

www.siemen.com/realestate

Intensely committed to mitigating climate change, Siemens invests more than €2 billion each year in environment-related research and development. This commitment also extends to our own properties. For instance, as part of our Natural Resources Management (NRM) project, we recently launched a renovation initiative at Siemens' Munich-Perlach facility in order to optimize systems and improve energy efficiency in a building from the 1970s. The amount of energy required to heat the building was slashed 34 percent, while its annual electricity consumption was cut 15 percent. For the tenants, these reductions translated into savings of nearly €100,000 a year. The building recently obtained GreenBuilding certification from the European Commission, making SRE a partner of the European GreenBuilding Programme, which is coordinated by Germany's energy agency (DENA). According to DENA statistics, buildings account for nearly 40 percent of the energy consumed in Europe, with potential savings often reaching 30 percent.

We develop innovative concepts and programs for ensuring from the start that buildings are designed to be as ecofriendly, ergonomic and cost-efficient as possible. The entire lifecycle of a property is taken into account, from requirements analysis and design to the planning, construction, operation and even demolition phases. We also optimize resource use, for example, by dismantling unneeded sites.

With our flexible real estate strategies and intelligent facility concepts, we're helping Siemens penetrate new markets. Our activities pave the way for the Company's business success by providing the infrastructure that other Siemens Groups need to achieve worldwide growth. For instance, our regionalization strategy in China is supporting strong sales growth in that country. In India, rapid economic growth is fueling sales, swelling the ranks of employees and increasing space requirements.





This building at the Siemens location in Munich-Perlach received GreenBuilding certification from the European Union after its energy consumption was slashed.

BSH Bosch und Siemens Hausgeräte GmbH

The world's third-largest manufacturer of household appliances, BSH offers an extensive range of innovative products tailored to customer needs and global megatrends alike.

www.bsh-group.com

Environmental stewardship and climate protection are key considerations in the development of home appliances. Since these account for one-third of the energy consumed by private households, the potential for energy savings in this area is substantial. Our cooling appliances are a prime example: BSH refrigerators and freezers with an "A+" energy-efficiency rating now consume 24 percent less electricity than their predecessors with an "A" rating, while our "A++" appliances use 45 percent less power than earlier models. Compared with their counterparts from 1990, today's cooling appliances consume 79 percent less energy. Our products not only minimize energy consumption; they also require relatively little water. Siemens' washing machines now use just two-thirds of the water consumed by older devices. While pushing resource conservation and energy efficiency, we also aim to maximize user benefit. That's why all our products are designed to strike an ideal balance between performance, features, quality, user-friendliness and energy efficiency.

The strong commitment to environmental protection that underlies our drive for innovation is one of the main reasons why Bosch and Siemens are the best-selling appliance brands in Europe. Environmental concerns are also a top priority for developers at our specialty brands like Neff and Gaggenau and our regional brands such as Balay in Spain and Pitsos in Greece, which cater to country-specific customer needs.

Governments and industry have set ambitious targets for improved energy efficiency, calling for a 20 percent reduction in power consumption Europe-wide by 2020. By developing energy-efficient, ecofriendly home appliances, we're a driving force behind these efforts, making a major contribution to conserving resources and mitigating climate change.



Innovative steamers and steam ovens are our latest developments for today's kitchen.



Fully automatic washing machines from Siemens achieve outstanding energy efficiency and feature a wide selection of special cycles.

Fujitsu Siemens Computers (Holding) BV

Fujitsu Siemens Computers is Europe's leading IT manufacturer, providing a broad array of innovative IT products, services and infrastructure solutions.

www.fujitsu-siemens.com

With global competition growing ever fiercer, companies have no choice but to continually increase the efficiency and reliability of their business processes. Our customers require automated IT services that guarantee a high degree of security and availability. That's why our Auto Immune System (AIS) was one of our top innovations. AIS enables IT systems to immunize themselves against malfunctions. The self-learning system identifies and eliminates faults before they impair IT availability or security. The centerpiece of the Auto Immune System is the service engine. Within seconds, the engine triggers an automatic process that eliminates errors before operation is interrupted. Paving the way for far more reliable and secure business processes, AIS searches for solutions not merely at a single location but throughout a continually expanding worldwide network of databases. And every time the system solves a problem, it gets a little smarter.

AIS would not have been possible without the successful integration of our new IT Product Services unit. This vital strategic move – the most important in our history – expanded our portfolio, positioning us as a single-source provider of everything from consulting services and selective outsourcing to integrated IT infrastructure solutions. An intensive transfer of knowledge among researchers and developers in the hardware and services sectors is continually enhancing the quality of our IT solutions. AIS, which will be further integrated into all our platforms in the future, is just one example of the many synergy effects resulting from the integration of the new services unit.

By merging our platform and services businesses, we've substantially boosted our market competitiveness and established ourselves as an innovative provider of IT infrastructure solutions.





As head of our Innovation Office, Maria Halbinger coordinates our research activities.

Our President's Innovation Award of the Year went to Christoph König, who spearheaded the development of the Auto Immune System (AIS).

Nokia Siemens Networks

As one of the top three players in today's telecommunications industry, Nokia Siemens Networks has the assets – impressive scale, global reach, in-depth expertise, an innovative portfolio, a high-performance culture and a solutions focus – to deliver on its vision of connecting five billion people by 2015.

www.nokiasiemens-networks.com

Our goal is to create value for customers by providing solutions tailored to their specific needs. We deliver cross-network solutions and services for a converging world in which the traditional boundaries between wireless and fixed line communications are blurring. For example, we're currently expanding mobile, fixed line and intelligent networks on a common platform for Bharti Airtel, India's leading private communications company.

We aim to offer end-to-end solutions for public-sector and corporate customers. Working closely with a number of Siemens Groups, we bundle highly reliable and secure communications technologies to create complete, customer-specific solutions. Collaborating with Siemens Transportation Systems, for example, we've developed an end-to-end communications solution for the railway industry. We've also won a contract to supply a GSM-R wireless communications system for the world's longest high-speed rail link, which connects the Chinese cities of Hefei and Nanjing.

Our innovations help customers increase profitability and cut costs. But our goal is not only to maximize customer value. We're also committed to reducing resource consumption and enhancing the energy efficiency of our products and production processes throughout the product lifecycle. For instance, we're making the transport of our products more ecofriendly by reducing their weight and size. We take back equipment in order to recycle materials or ensure their ecofriendly disposal. Through remote network planning, optimization, management and maintenance, we're reducing employee travel. Our growing use of statistical databases is making on-site tests increasingly unnecessary. We're cutting the power consumption of our networks during off-peak periods and optimizing battery back-up times. And we're mitigating the environmental impact of our products even further by reducing the number of base station sites and antenna masts in operation.



Optical networks are the backbone of advanced telecommunications.

Siemens Enterprise Communications (SEN)

With a portfolio ranging from IP telephones and enterprise networks and devices to customer-specific solutions and services, SEN is a world leader in open communications solutions for enterprise customers.

www.siemens.com/enterprise

Our products, applications and services help organizations of all sizes boost their productivity, efficiency and competitiveness by integrating their communications systems. For instance, our market-leading HiPath 8000 platform for very large enterprises implements a software-based solution instead of the proprietary hardware found in conventional telephone networks, which is often difficult to maintain and integrate.

Headquartered in Munich, Siemens Enterprise Communications GmbH & Co. KG was established as a wholly owned subsidiary of Siemens AG in October 2006. Leveraging our OpenPath strategy, more than 15,000 SEN employees in 80 countries are helping companies make the business-aligned, low-risk transformation to seamlessly interoperable video, telephone and data solutions. Based on our Open Communications architecture, our innovative, secure and flexible solutions can be readily integrated into existing infrastructures. A unified communications landscape accelerates an organization's decision-making processes and enhances teamwork.

We aim to play an active role in the ongoing consolidation process now taking place in the enterprise communications sector. To ensure our long-term business success, we're engaging in intensive discussions with potential partners.





We're turning our customers' visions into reality by transforming conventional enterprise communications environments into innovative, IP-based open communications landscapes.

Siemens VDO Automotive (SV)[1]

SV develops products, systems and solutions for passenger and commercial vehicles that enhance safety, comfort, cost-effectiveness and performance while cutting emissions and increasing driver awareness via advanced information and communications systems.

www.siemensvdo.com

As the volume of road traffic continues to grow – placing ever greater demands on motorists and technology – our top priority is to optimize driving safety and comfort. That's why we developed the pro.pilot solution, a network of driver assistance systems that facilitates routine maneuvers and warns motorists of potentially dangerous traffic situations. When accidents do occur, the intelligent systems intervene to mitigate the consequences. Our pro.pilot solution combines features such as adaptive cruise control, traffic sign and speed limit recognition and a lane-changing assistant. Our Night Vision system enables drivers to readily detect pedestrians or obstacles in a vehicle's vicinity even when the surroundings are dark or visibility is poor. Our innovative Intelligent Passive and Active Safety (IPAS) concept networks driver assistance systems with active and passive vehicle safety systems, facilitating information exchange to boost safety and comfort.

Our portfolio also includes vehicle drive, engine control and emissions management technologies. These products and systems cut fuel consumption and emissions while boosting vehicle performance. For instance, the piezo direct injection system that we've developed for gasoline and diesel engines reduces fuel consumption by up to 20 percent. We're making major strides toward emission-free vehicles by developing and producing hybrid drives that combine internal combustion engines with electric motors. Information, communications and multimedia systems are improving the reliability of navigation systems while making it possible to integrate external devices like mobile phones and MP3 players into vehicles. In the commercial vehicle and fleet management sectors, we offer software and hardware solutions for onboard electronics as well as information systems and telematics equipment such as digital tachographs and electronic toll collection units.

As a development partner to the motor vehicle industry, we're a leading supplier of automotive electronics, which accounts for two-thirds of our sales. More than 90 percent of the innovations installed in today's vehicles are based on electronics and software. With annual growth rates of six to seven percent, electronics is the most attractive segment in the automotive industry.

[1] Effective December 1, 2007, Siemens sold the SV Group to Continental AG (see page 116).

Our advanced driver assistance systems are helping reduce the incidence of traffic accidents.





Contents

Corporate Governance Report 80

Management and control structure
The Supervisory Board 80
The Managing Board 82

Directors' dealings of members
of the Managing and Supervisory Boards 82

Stock ownership by members
of the Managing and Supervisory Boards 84

Shareholder relations 84

Corporate governance guidelines 84

Significant differences between Siemens' corporate governance
and NYSE Corporate Governance Standards 85

Declaration of Conformity with the
German Corporate Governance Code 87

Compliance Report 88

Internal regulations
Business Conduct Guidelines and Code of Ethics 88

Structure and functions of the compliance organization 89

Complaints, comments and questions 91

Training 91

Compensation Report 92

Managing Board remuneration 92

Supervisory Board remuneration 103

Other 105

Corporate Governance Report

Siemens fully complies with the recommendations of the German Corporate Governance Code (Code), which was first issued in 2002 and later expanded, most recently in June 2007. Our prior exception is no longer applicable since the annual allocation to accrued pension liabilities or pension funds for members of the Managing Board in the case of pension plans is disclosed on an individual basis in this Annual Report.

The Managing Board and the Supervisory Board of Siemens, respectively, discussed compliance with the recommendations of the Code, in particular with regard to the amendments of June 14, 2007. Based on these deliberations, the Boards approved the Declaration of Conformity (with the Code) which is set forth below, posted on our website and updated as necessary. Siemens voluntarily complies with the Code's non-obligatory suggestions, with only minor exceptions.

Our listing on the New York Stock Exchange (NYSE) subjects us to certain U.S. capital market laws (including the Sarbanes-Oxley Act [SOA]) and regulations of the U.S. Securities and Exchange Commission (SEC) and rules of the NYSE. To facilitate our compliance with the SOA, we have, among other things, established a Disclosure Committee (comprised of nine central department heads) that is responsible for reviewing certain financial and non-financial information and advising the Managing Board in its decision-making about disclosure. We have also introduced procedures that require our Group and subsidiary managements to certify various matters, providing a basis on which our CEO and CFO certify our financial statements to the SEC. Consistent with the SOA, Siemens has also implemented procedures for handling accounting complaints and a Code of Ethics for Financial Matters.

Management and control structure – The Supervisory Board

As a German stock corporation, Siemens is subject to German corporate law and has a two-tier management and oversight structure, consisting of an 11-member Managing Board and a 20-member Supervisory Board. The German Codetermination Act (*Mitbestimmungsgesetz*) requires that the Company's shareholders and its employees each select one-half of the Supervisory Board's members.

According to the Bylaws for the Supervisory Board, the shareholder representatives must be independent. Some Supervisory Board members hold, or held in the past year, high-ranking positions at other companies; nevertheless, our sales and purchases of products and/or services to or from such companies are transacted on an arm's length basis. We believe that these dealings do not compromise the independence of the associated Supervisory Board members.

The Supervisory Board oversees and advises the Managing Board in its management of Company business. At regular intervals, it discusses business development, planning, strategy and implementation. It also discusses Siemens' quarterly and half-yearly reports and approves the annual, stand-alone financial statements of Siemens AG, as well as the Consolidated Financial Statements of Siemens, taking into account both the audit reports provided by the independent auditors and the results of the review conducted by the Audit Committee. It monitors the Company's adherence to statutory provisions, official regulations and internal Company policies (compliance). In addition, the Supervisory Board appoints the members of the Managing Board and allocates members' individual duties. Important Managing Board decisions – such as major acquisitions, divestments and financial measures – require Supervisory Board approval. In the Bylaws for the Managing Board, the Supervisory Board has established rules that govern the work of the Managing Board, in particular the allocation of duties among individual Managing Board members, matters reserved for the Managing Board as a whole, and the required majority for Managing Board resolutions.

The Supervisory Board's Bylaws provide for the establishment of committees – currently six – whose duties, responsibilities and procedures fulfill the requirements of the Code, reflect applicable SOA requirements and incorporate applicable NYSE rules, as well as certain NYSE rules not mandatorily applicable to Siemens AG. Each committee's chairman provides the Supervisory Board with regular reports regarding the activities of the relevant committee.

The **Chairman's Committee** performs the collective tasks of a nominating, compensation and corporate governance committee to the extent that the tasks are not performed by the Nominating Committee (see below). In particular, it makes proposals regarding the appointment of Managing Board members and establishes guidelines for the conditions of employment and for the structure and level of the remuneration of Managing Board members.

The **Audit Committee** consists of three shareholder representatives and two employee representatives. The Supervisory Board monitors the independence of the members of the committee and sees to it that they have special knowledge and experience in the application of accounting principles and internal control processes. Siemens relies on the exemption afforded by Rule 10A-3(b)(1)(iv)(C) under the Securities Exchange Act. We believe that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

The Audit Committee oversees the appropriateness and the effectiveness of the Company's external and internal accounting processes. Together with the independent auditors, it also reviews the Company's financial statements prepared quarterly, half-yearly and annually by management. On the basis of the independent auditors' report on the annual financial statements, the Audit Committee makes a recommendation to the Supervisory Board whether or not it should approve those financial statements. In addition, the Audit Committee oversees the Company's internal control system related to financial reporting and its procedures for assessing, monitoring and managing risk. The Company's Financial Audit department reports regularly to the Audit Committee. In addition, the Audit Committee monitors the independence, qualifications, rotation and performance of the independent auditors and performs the other functions required of it under the SOA.

The **Compliance Committee**, which was established in April 2007, comprises the Chairman of the Supervisory Board, two shareholder representatives and two employee representatives. During the currently ongoing compliance investigation, the Compliance Committee is responsible for overseeing the Company's adherence to statutory provisions, official regulations and internal Company policies (compliance). In addition, the Compliance Committee is responsible for overseeing the currently ongoing compliance investigation, dealing with reports on the independent investigation and reviewing the internal compliance and control systems provided by the independent advisors and other persons appointed by the Compliance Committee.

In July 2007, the Supervisory Board established a **Nominating Committee**. It is composed of the Chairman of the Supervisory Board and two shareholder representatives. This Nominating Committee is responsible for making recommendations to the Supervisory Board's shareholder representatives on the shareholder candidates for election to the Supervisory Board by the Annual Shareholders' Meeting.

The **Mediation Committee** submits proposals to the Supervisory Board in the event that the Supervisory Board cannot reach the two-thirds majority required to appoint a Managing Board member. The **Ownership Rights Committee** is responsible for decisions regarding the exercise of Siemens' shareholder rights in subsidiaries subject to the German Codetermination Act.

The Managing Board

The Managing Board, as the Company's top management body, is obligated to promote the interests of the Company at all times and to drive sustainable growth in company value. Its nine-member Corporate Executive Committee cooperates with the President and CEO to define overall Company policies and is also responsible for determining the Company's strategic orientation, planning and finalizing the Company's budget, allocating resources, and monitoring the executive management of each Group. The Managing Board also prepares the Company's quarterly and half-yearly reports, the annual, stand-alone financial statements of Siemens AG and the Consolidated Financial Statements of Siemens. The Managing Board is responsible for overseeing compliance by the Company with all applicable provisions of law and official regulations and the Company's internal policies and works to achieve compliance with these provisions and policies within the Siemens group. For further comprehensive information about the Siemens Compliance program and related activities in fiscal 2007, please refer to Compliance Report. The Managing Board cooperates closely with the Supervisory Board, informing it regularly, promptly and fully on all issues related to Company strategy and strategy implementation, planning, business development, financial position, earnings, compliance and risks.

Directors' dealings of members of the Managing and Supervisory Boards

Pursuant to § 15a of the German Securities Trading Act (WpHG), members of the Managing and Supervisory Boards are required to disclose purchases or sales of shares of Siemens AG or financial instruments based on such shares if the total amount of transactions of a board member and any closely associated person is at least €5,000 during any calendar year.

The following transactions were executed in fiscal 2007 and reported to Siemens:

Date of transaction	First and family name	Function/Status	Form and place of transaction	Financial instrument and ISIN	Number of shares	Share price	Total amount	Comment
09/10/2007	Eduardo Montes	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	3,900	€87.49	€341,211.00	Sale of shares in line with 1999 Siemens Stock Option Plan
09/07/2007	Heinrich Hiesinger	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	3,000	€88.40	€265,200.00	Sale of shares in line with 1999 Siemens Stock Option Plan
09/07/2007	Uriel Jonathan Sharef	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	13,500	€88.40	€1,193,400.00	Sale of shares in line with 1999 Siemens Stock Option Plan
09/07/2007	Klaus Wucherer	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	13,500	€88.40	€1,193,400.00	Sale of shares in line with 1999 Siemens Stock Option Plan
09/05/2007	Rudi Lamprecht	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	10,500	€91.97	€965,685.00	Sale of shares in line with 1999 Siemens Stock Option Plan
09/05/2007	Hermann Requardt	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	3,900	€91.97	€358,683.00	Sale of shares in line with 1999 Siemens Stock Option Plan
08/24/2007	Johannes Feldmayer	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	8,775	€92.18	€808,879.50	Sale of shares in line with 1999 Siemens Stock Option Plan
07/30/2007	Jürgen Radomski	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	17,250	€95.12	€1,640,820.00	Sale of shares in line with 1999 Siemens Stock Option Plan
06/20/2007	Thomas Rackow	Member of Supervisory Board	Sale of shares XETRA	Siemens Share DE0007236101	2,250	€107.38	€241,605.00	Sale of shares in line with 1999 Siemens Stock Option Plan
06/08/2007	Jürgen Radomski	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	3,000	€94.557	€283,671.00	Regular Sale of Siemens shares
06/05/2007	Klaus Wucherer	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	30,000	€98.43	€2,952,900.00	Sale of shares in line with 2001 Siemens Stock Option Plan
05/25/2007	Hermann Requardt	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	10,000	€97.91	€979,100.00	Sale of shares in line with 2001 Siemens Stock Option Plan
05/22/2007	Rudi Lamprecht	Member of Managing Board	Buy of shares XETRA	Siemens Share DE0007236101	2,170	€92.00	€199,640.00	Regular Buy of Siemens shares
05/04/2007	Thomas Rackow	Member of Supervisory Board	Sale of shares XETRA	Siemens Share DE0007236101	5,295	€90.19	€477,556.05	Sale of shares in line with 2001 Siemens Stock Option Plan
05/03/2007	Jürgen Radomski	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	52,535	€91.12	€4,786,989.20	Sale of shares in line with 2001 Siemens Stock Option Plan
05/03/2007	Johannes Feldmayer	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	27,535	€91.12	€2,508,989.20	Sale of shares in line with 2001 Siemens Stock Option Plan
05/02/2007	Klaus Kleinfeld	President of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	69,735	€90.77	€6,329,845.95	Sale of shares in line with 2001 Siemens Stock Option Plan
05/02/2007	Jürgen Radomski	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	30,000	€90.77	€2,723,100.00	Sale of shares in line with 2001 Siemens Stock Option Plan
04/30/2007	Erich R. Reinhardt	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	20,000	€89.20	€1,784,000.00	Sale of shares in line with 2001 Siemens Stock Option Plan
04/30/2007	Johannes Feldmayer	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	25,000	€89.20	€2,230,000.00	Sale of shares in line with 2001 Siemens Stock Option Plan
04/30/2007	Rudi Lamprecht	Member of Managing Board	Sale of shares XETRA	Siemens Share DE0007236101	35,000	€89.20	€3,122,000.00	Sale of shares in line with 2001 Siemens Stock Option Plan
02/20/2007	Ralf Heckmann	Member of Supervisory Board	Sale of shares XETRA	Siemens Share DE0007236101	234	€85.25	€19,948.50	Regular Sale of Siemens shares

These transactions were duly published on the Company's Internet website at www.siemens.com/directors-dealings

Stock ownership by members of the Managing and Supervisory Boards
As of October 12, 2007, the Managing Board members serving on the board during the fiscal year held a total of 468,410 (2006: 1,338,539) Siemens shares as well as stock options and stock awards on Siemens shares, representing 0.051 (2006: 0.150) percent of the capital stock of Siemens AG. As of the same day, members of the Supervisory Board serving on the board during the fiscal year held a total of 89,580 (2006: 177,019) Siemens shares as well as stock options and stock awards on Siemens shares (exercisable within sixty days), representing 0.01 (2006: 0.020) percent of the capital stock of Siemens AG. These figures do not include 9,904,856 (2006: 10,607,390) shares, or 1.08 (2006: 1.2) percent of the capital stock, that are held by the von Siemens-Vermögensverwaltung GmbH (vSV) – a German limited liability entity that functions much like a trust – and 24,673,050 (2006: 39,144,979) shares, or some 2.7 (2006: 4.4) percent of the capital stock, over which the vSV has voting control under a power of attorney. Mr. Peter von Siemens is authorized to vote these shares as a representative of the founder's family.

Shareholder relations
Four times each year, Siemens AG reports to its shareholders regarding its business development, financial position and earnings. An ordinary Annual Shareholders' Meeting normally takes place within the first four months of each fiscal year. The Managing Board facilitates shareholder participation in the meeting through electronic communications – in particular the Internet – and enables shareholders who are unable to attend the meeting to vote by proxy.

Among other things, the Annual Shareholders' Meeting decides on the appropriation of net income, ratification of the acts of the Managing and Supervisory Boards, and the appointment of the independent auditors. Amendments to the Articles of Association and measures which change the Company's capital stock are approved exclusively at the Annual Shareholders' Meeting and are implemented by the Managing Board. Shareholders may submit counter-proposals to the proposals of the Managing and Supervisory Boards and may contest decisions of the Annual Shareholders' Meeting. Shareholders owning Siemens stock with an aggregate notional value of €100,000 or more may also demand the appointment of special auditors to examine specific occurrences.

As part of our investor relations activities, the CEO, the CFO and individual members of the Groups' executive managements meet regularly with analysts and institutional investors. We hold a conference for analysts at least once a year, as well as telephone conferences with analysts upon the publication of our quarterly results.

Corporate governance guidelines
Our Articles of Association, the Bylaws for the Supervisory Board and those of its most important committees, the Bylaws for the Managing Board, all declarations of conformity, the report on our fulfillment of the requirements of the Code, and various other documents pertaining to our corporate governance may be found on our Internet website at www.siemens.com/corporate_governance.

For details of the compensation of our members of the Managing Board and the Supervisory Board please refer to the Compensation Report.

Significant differences between Siemens' corporate governance and NYSE Corporate Governance Standards

Companies listed on the NYSE are subject to the Corporate Governance Standards of Section 303A (the NYSE Standards) of the NYSE Listed Company Manual. Under the NYSE Standards, Siemens AG, as a foreign private issuer, is permitted to follow its home-country corporate governance practices in lieu of the NYSE Standards, except that it is required to comply with the NYSE Standards relating to the having of an audit committee (comprised of members who are "independent" under the SOA) and to certain NYSE notification obligations. In addition, the NYSE Standards require that foreign private issuers disclose any significant ways in which their corporate governance practices differ from those required of U.S. domestic companies under the NYSE Standards.

As a company incorporated in Germany, Siemens AG has to comply with the German law applicable to stock corporations (primarily the German Stock Corporation Act) and the German Codetermination Act and follows the recommendations of the German Corporate Governance Code. Furthermore, Siemens complies with applicable rules and regulations of the markets on which its securities are listed, such as the NYSE, and also voluntarily complies with many of the NYSE requirements that by their terms apply only to U.S. domestic issuers.

The significant differences between our governance practices and those of U.S. domestic NYSE issuers are as follows:

Two-tier board

The German Stock Corporation Act requires Siemens AG to have a two-tier board structure consisting of a Managing Board and a Supervisory Board. The two-tier system provides a strict separation of management and supervision. Roles and responsibilities of each of the two boards are clearly defined by law. The composition of the Supervisory Board is determined in accordance with the Codetermination Act, which requires that one-half of the required 20 Supervisory Board members must be elected by our domestic employees. In the event of a tie vote at the Supervisory Board, the Chairman of the Supervisory Board is entitled to cast a deciding vote.

Independence

In contrast to the NYSE Standards, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the Supervisory Board to make such affirmative findings on an individual basis. At the same time, the Bylaws for Siemens' Supervisory Board contain several provisions to help ensure the independence of the Supervisory Board's advice and supervision. Furthermore, the members of the Supervisory and Managing Boards are strictly independent from one another; a member of one board is legally prohibited from being concurrently active on the other. Supervisory Board members have independent decision-making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, Supervisory Board members may not enter into advisory, service or certain other contracts with Siemens, unless approved by the Supervisory Board.

Committees

In contrast to the NYSE Standards, which require the creation of several specified board committees, composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities, the Supervisory Board of Siemens AG has combined the functions of a nominating, compensation and corporate governance committee substantially in the Chairman's Committee and has delegated the remaining functions to the Nominating Committee. Both the Audit Committee and the Chairman's Committee have written bylaws – adopted by the Supervisory Board based on the NYSE Standards – addressing their respective purposes and responsibilities.

The Audit Committee of Siemens AG is subject to the standards of the SOA and the Securities Exchange Act of 1934, as applicable to a foreign private issuer, and performs – in cooperation with the recently established Compliance Committee – functions similar to those of an audit committee subject to the full NYSE Standards. Nevertheless, German law precludes certain responsibilities from being delegated to a committee, such as the selection of the independent auditors, who are required by German law to be elected at the shareholders' meeting.

In addition, the Supervisory Board of Siemens AG has an Ownership Rights Committee and a Mediation Committee, the latter of which is required by German law. Neither of these two committees is required under the NYSE Standards.

Shareholder approval of equity compensation plans; stock repurchases

The NYSE Standards generally require U.S. domestic companies listed on the NYSE to obtain shareholder approval of all equity compensation plans (including stock option plans) and any material revisions to them. Similarly, our adoption of stock option plans and any material revisions thereto require the approval by our shareholders insofar as any issuance of shares and/or stock options under authorized or contingent capital authorizations requires shareholder approval (which approval requires consideration of the key elements of the applicable option plan or relevant modifications). The 2001 Siemens Stock Option Plan, for example, under which no further options can be issued after December 2006, was approved in 2001 by our shareholders. Similarly, under German law, share buybacks generally require the prior authorization by shareholders. Such approval was provided at our January 25, 2007 Annual Shareholders' Meeting, and this matter will generally be voted upon annually.

Declaration of Conformity with the German Corporate Governance Code
At their meetings on November 23 and 28, 2007, respectively, the Managing Board and the Supervisory Board approved the following Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act:

Siemens AG fully complies and will continue to comply with the recommendations of the German Corporate Governance Code (Code) in the version of June 14, 2007. Since making its last Declaration of Conformity dated December 11, 2006, Siemens AG has fully complied with the recommendations of the Code in the version of June 12, 2006 with one exception (no individual disclosure of the annual allocation to accrued pension liabilities or pension funds for members of the Managing Board in the case of pension plans, section 4.2.5 para. 2, 2nd sentence of the Code). This exception no longer applies given the individual disclosure made in the Annual Report 2007.

Berlin and Munich, November 28, 2007

Siemens Aktiengesellschaft
Managing Board Supervisory Board

Compliance Report

Compliance at Siemens is based on directions from Company management. Compliance with legal and regulatory requirements and in-house guidelines is an essential element of the Company's management and corporate culture.

Internal regulations – Business Conduct Guidelines and Code of Ethics
Our Business Conduct Guidelines and our Code of Ethics for Financial Matters form the basis of our Compliance Program.

The Business Conduct Guidelines, introduced by the Managing Board in 2001, contain binding standards for law-abiding behavior and precise rules regarding, among other things, compliance with applicable fair competition and anticorruption laws, handling of donations and gifts, avoidance of conflicts of interest, prohibition of insider trading, and protection of Company assets. They also specify procedures for dealing with complaints. The Business Conduct Guidelines are binding on all Company employees and Managing Board members worldwide. The members of our Supervisory Board also comply with these Guidelines where applicable.

Furthermore, in 2003 the Managing Board and the Supervisory Board implemented a Code of Ethics for Financial Matters, as required by the SOA rules. Both the Business Conduct Guidelines and the Code of Ethics for Financial Matters are available on our Internet website.

The Business Conduct Guidelines and the Code of Ethics for Financial Matters are complemented by numerous other regulations that are applicable Company-wide. All regulations are regularly updated.

In response to the allegations of corruption against certain employees of the Company that became known at the end of 2006 (for details, see "Management's Discussion and Analysis – Legal Proceedings"), Siemens has taken a number of important steps over the last twelve months to improve its compliance and internal control system. The Compliance Program was restructured to emphasize the key points Prevent, Detect and Respond.

Among other measures, Siemens introduced a number of new internal regulations:

- The Company implemented a moratorium on entering into new Business Consultant Agreements (BCAs) as well as new payments under existing BCAs. Any exceptions require the prior written consent of relevant senior management as well as the written consent of the Company's Chief Compliance Officer, based on a review of the agreements in questions. As part of this policy, the Company will review, on an ongoing basis, the existing BCAs for compliance risks in connection with their continued performance. In certain cases, the Company terminated BCAs.

- The Company introduced a new guideline regarding anti-public corruption compliance.
- The Company implemented new Company-wide policies regarding "Retention of intermediaries who interact with the government on Siemens' behalf," "Compliance in M&A transactions, joint ventures and minority investments" and "Gifts and hospitality."
- To improve its internal controls, the Company implemented a centralization of its payment and cash management systems.

All corruption-related internal regulations were summarized into an easy-to-read "Siemens Anticorruption Compliance Guide" and distributed to selected employees.

Furthermore, the Company established a Corporate Disciplinary Committee to consider and impose appropriate disciplinary measures in cases where suspicions of violations of law or Company policies or other misconduct have been substantiated.

Structure and functions of the compliance organization

The Managing and Supervisory Boards view the Compliance Program as an essential element of Siemens' management and control structure. The compliance organization that was introduced in 2001 as part of the worldwide implementation of the Compliance Program has been restructured to reflect its new uniform and consistent profile and personnel realignment.

The Supervisory Board formed a Compliance Committee chaired by the Chairman of the Supervisory Board. For further information on the composition and mandate of the Compliance Committee see above (page 82).

At the beginning of fiscal year 2008, the Company established a new Managing Board position for legal and compliance matters. Peter Y. Solmssen was appointed to the Managing Board and named General Counsel, overseeing responsibility for legal and compliance issues.

Effective September 19, 2007, the Managing Board appointed a new Chief Compliance Officer to serve in the legal and compliance unit. In addition, he will report to the CEO and President of the Managing Board as well as to the Compliance Committee and the Audit Committee of the Supervisory Board.

The compliance functions within the Company have been reorganized. Besides being responsible for overseeing compliance investigations, the new Corporate Compliance Organization headed by the Chief Compliance Officer is primarily tasked with the avoidance of violations. The aim is to continually improve the Compliance Program and implement it Company-wide. Implementation of the Compliance Program is handled by compliance officers in each of the Company's Groups and more than 80 Regional Companies, who are responsible for implementing the Compliance Program in their respective areas, supported by other compliance staff. As of October 1, 2007, the Group Compliance Officers and – subject to local laws – the Regional Compliance Officers are embedded in the Chief Compliance Officer's personnel organization.

Legal compliance consulting services fall under the responsibility of a department comprising specialized lawyers. These lawyers from Compliance/Legal are responsible worldwide for all significant investigations under criminal and administrative law and safeguard the Company's interests.

Effective October 1, 2007, all Company audit functions were merged into the Corporate Finance Audit unit headed by the Chief Audit Officer.

In December 2006, the Company – in connection with the allegations of corruption – retained Debevoise & Plimpton LLP (Debevoise & Plimpton), an independent external law firm, to clarify the circumstances relating to the criminal allegations at Com, to analyze the implications of current findings for the efficiency of the Company's compliance system and its internal control system, and to investigate whether similar situations have arisen at any other Siemens Group. Debevoise & Plimpton, on their part, have commissioned independent auditors to support them in the examination of Siemens' control systems by providing forensic accounting experts. Debevoise & Plimpton report regularly on the current status and future activities of their investigation directly and exclusively to the Compliance Committee of the Supervisory Board. For further details, see below (p. 165).

In response to the corruption charges, the Company also engaged an independent compliance advisor in order to consult the Managing Board and the Compliance Committee of the Supervisory Board and provide periodic status reports to them.

In addition to the compliance organization, the Company's audit department and an internal task force have been instructed to continue their examination of our compliance and internal control system for gaps and any possibilities of circumvention. In the process, they will take measures to correct deficiencies or weaknesses in internal controls in selected local regions.

Complaints, comments and questions
As required by the SOA rules, procedures for the receipt, retention and treatment of potential complaints regarding accounting practices as well as procedures for handling relevant reports from specific attorneys (internal and external) have been implemented. Such complaints and comments, including those submitted anonymously, are processed by the Chief Compliance Officer, in the case of complaints related to accounting practices, and by the General Counsel in the case of reports from specific attorneys.

In addition to the existing internal procedures for reporting and handling complaints, an external attorney has been engaged to act as an independent ombudsman to provide a new protected communication channel for Siemens employees and third parties.

Since September 2007, our customers, suppliers, business partners and employees worldwide have been offered the opportunity to submit reports on violations to the "Tell us" Compliance Helpdesk, either by telephone or online 24/7. The external provider specializes in the secure and confidential handling of sensitive information.

In addition, the Company encourages employees to use a centralized question-and-answer platform. The "Ask us" Compliance Helpdesk provides employees with an opportunity to ask questions on compliance-relevant topics. This relates both to the application of compliance-relevant regulations in the day-to-day business and the understanding of requirements for agreements with external partners.

Training
In order to avoid irregular business practices, the Company places great importance on thorough training. During the period from February to October 2007, some 1,400 Siemens executives were trained worldwide as part of a comprehensive training program. The training sessions focused on the fight against corruption and antitrust laws. Other training activities included concrete Company instructions concerning, for example, payment and accounting transactions, the treatment of gifts and hospitality, and the retention of intermediaries and consultants.

Furthermore, the Company introduced a web-based Company-wide training system with comparable training quality that will be used by up to 100,000 employees. To date, some 36,000 employees have participated in this additional training program.

Conferences and other events are organized by the compliance officers in order to help ensure that Company management's directions are uniformly communicated and implemented worldwide. As part of this approach, all of the nearly 100 Group and Regional Compliance Officers were familiarized with the realigned organization and content of the Siemens Compliance System at several-day conferences in March and October 2007.

Compensation Report

This section outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration. In addition, this section describes the policies and levels of compensation paid to Supervisory Board members.

This section is based on the recommendations and suggestions of the German Corporate Governance Code and comprises data that, in accordance with the requirements of the German Commercial Code (HGB) and International Financial Reporting Standards (IFRS), are part of the Notes to Consolidated Financial Statements and of Management's discussion and analysis. It is thus part of the audited consolidated financial statements.

1. Managing Board remuneration

The Chairman's Committee of the Supervisory Board is responsible for determining the remuneration of the members of the Managing Board. The Committee comprises Dr. Gerhard Cromme (Chairman of the Supervisory Board), and Dr. Josef Ackermann and Ralf Heckmann (both Deputy Chairmen of the Supervisory Board). The structure of the Managing Board's compensation is discussed and reviewed regularly by the Supervisory Board in full session.

The remuneration of the members of the Managing Board of Siemens is based on the Company's size and global presence, its economic and financial position, and the level and structure of managing board compensation paid by peer companies. In addition, the compensation reflects each Managing Board member's responsibilities and performance. The level of Board compensation is designed to be competitive in the market for highly qualified executives and to provide incentives in a high-performance culture.

In fiscal year 2007, the Managing Board remuneration had four components: (i) a fixed annual salary, (ii) a variable bonus which the Chairman's Committee may adjust upward or downward by up to 20 percent of the amount of target attainment, (iii) stock-based compensation, and (iv) a pension benefit contribution. With regard to fixed salary and bonus, an annual target compensation is determined, consisting of 50% fixed and 50% variable components. The target compensation is reviewed every two to three years on the basis of an analysis of the compensation paid by peer companies to their top managers. The last review was conducted as of April 1, 2006.

In fiscal year 2007, the remuneration of the Managing Board members is composed as follows:

- The fixed compensation is paid as a monthly salary.
- The variable bonus is based on the level of the Company's attainment of certain Economic Value Added (EVA) and net cash targets as well as other financial goals, if any, that are set at the start of the fiscal year by the Chairman's Committee of the Supervisory Board (for information about EVA as a performance measure, see p. 138 of this Annual Report). Net cash is the difference between cash inflows and cash outflows from operating and investing activities. One half of the bonus is paid as an annual bonus and is contingent upon achieving the Company-wide EVA targets and net cash targets established for the fiscal year. The other half is granted as a long-term bonus (LT bonus), the amount of which depends on the average attainment of EVA targets or net cash targets over a three-year period. In fiscal 2007, the net cash target was given a significantly higher priority and it was included in the LT bonus for the first time. In any year, the annual bonus and the LT bonus may not exceed 275 percent of the base amount applicable to the variable compensation component.
- As of fiscal year 2006, the stock-based compensation has consisted only of stock awards.
- Under the Siemens Defined Contribution Benefit Plan (BSAV), members of the Managing Board receive contributions, the individual amounts of which are determined annually on the basis of a percentage of their respective target annual compensation established by the Chairman's Committee of the Supervisory Board. A portion of these contributions is accounted for by funding of pension commitments earned prior to transfer to the BSAV. In addition, special contributions may be granted on the basis of individual decisions.

Employment contracts with Managing Board members concluded before June 1, 2007 generally do not include any explicit severance commitment in the event of an early resignation from office. However, severance payments may result from individually agreed termination arrangements. Managing Board contracts concluded on or after June 1, 2007 provide for a compensation payment on premature resignation from office without serious cause, the amount of which must not exceed the value of two years' compensation (severance payment cap). In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment.

Members of the Managing Board who were appointed to the Managing Board before October 1, 2002 have a contractual right to receive transitional payments for twelve months after leaving the Managing Board. The transitional payments generally amount to the fixed salary of the year of resignation and the average of variable bonuses paid for the last three fiscal years before resignation. In single cases, the transitional payments equal a one-year target compensation.

In the event of a change of control – i.e. if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of § 291 of the German Stock Corporation Act (AktG), or if Siemens AG is to be merged into an existing corporation or other entity – any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities). If this right of termination is exercised, the Managing Board member will receive a severance payment which amounts to the target annual compensation applicable at the time of contract termination for the remaining contractual term of office, but at least for a period of three years. In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment. No severance payments are made if the Managing Board member receives benefits from third parties in connection with a change of control. A right of termination does not exist if the change of control occurs within a period of twelve (12) months prior to a Managing Board member's retirement.

Upon leaving office as President and member of the Managing Board, Dr. Klaus Kleinfeld agreed to a non-compete arrangement not included in his original service agreement that prevents him from working for Siemens' major competitors, including any of their affiliated companies. In addition, Dr. Kleinfeld undertook to act as consultant to the Managing and Supervisory Boards of Siemens AG in connection with the Company's strategic direction and issues concerning its organizational and personnel structure during Peter Löscher's job orientation phase. In consideration of the non-compete arrangement, the additional consulting services, and in settlement of other claims, Dr. Kleinfeld was promised payments totaling €5.75 million and the non-forfeiture of 11,437 stock awards.

On November 7, 2007 and November 17, 2007, respectively, the Chairman's Committee of the Supervisory Board determined the values of stock awards and the bonus awards to be granted, after assessing the attainment of the targets set at the start of the fiscal year.

For the fiscal year 2007, the aggregate cash compensation amounted to €33.2 million (2006: €27.8 million) and total remuneration amounted to €41.7 million (2006: €30.4 million), representing an increase in total remuneration of 37.2 percent.

The following compensation was determined for the members of the Managing Board for fiscal year 2007 (individual disclosure):

(Amounts in €)[1]		Cash compensation	Fair value of stock-based compensation	Total
Peter Löscher[2]	2007	1,710,038	1,000,065	2,710,103
	2006	–	–	–
Dr. Klaus Kleinfeld[2]	2007	5,332,028	750,000	6,082,028
	2006	*3,248,462*	*375,058*	*3,623,520*
Prof. Johannes Feldmayer[3]	2007	3,006,107	–	3,006,107
	2006	*2,363,217*	*250,016*	*2,613,233*
Dr. Thomas Ganswindt[4]	2007	–	–	–
	2006	*2,420,147*	–	*2,420,147*
Dr. Heinrich Hiesinger[5]	2007	763,373	750,025	1,513,398
	2006	–	–	–
Joe Kaeser[6]	2007	2,502,886	750,025	3,252,911
	2006	*963,983*	*300,046*	*1,264,029*
Prof. Dr. Edward G. Krubasik[4]	2007	–	–	–
	2006	*2,453,825*	–	*2,453,825*
Rudi Lamprecht	2007	2,993,188	750,025	3,743,213
	2006	*2,272,986*	*250,016*	*2,523,002*
Heinz-Joachim Neubürger[6]	2007	–	–	–
	2006	*1,422,636*	–	*1,422,636*
Dr. Jürgen Radomski	2007	2,993,142	750,025	3,743,167
	2006	*2,351,448*	*250,016*	*2,601,464*
Prof. Dr. Hermann Requardt[7]	2007	2,560,568	750,025	3,310,593
	2006	*913,559*	*200,054*	*1,113,613*
Dr. Uriel J. Sharef	2007	3,002,607	750,025	3,752,632
	2006	*2,360,975*	*250,016*	*2,610,991*
Prof. Dr. Klaus Wucherer	2007	3,006,413	750,025	3,756,438
	2006	*2,350,989*	*250,016*	*2,601,005*
Eduardo Montes[8]	2007	2,606,764	750,025	3,356,789
	2006	*1,071,137*	*200,054*	*1,271,191*
Prof. Dr. Erich R. Reinhardt[8]	2007	2,679,371	750,025	3,429,396
	2006	*2,038,914*	*200,054*	*2,238,968*
Prof. Dr. Claus Weyrich[4][8]	2007	–	–	–
	2006	*1,606,982*	–	*1,606,982*
Total	**2007**	**33,156,485**	**8,500,290**	**41,656,775**
	2006	***27,839,260***	***2,525,346***	***30,364,606***

[1] The fair value of the stock-based compensation relates to stock awards granted in November 2007 and 2006 for fiscal years 2007 and 2006, respectively. Dr. Kleinfeld's stock-based compensation is settled in cash. The amounts for 2006 shown in this table are those obtained after reducing the variable cash bonus and the stock-based compensation in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany.

[2] Effective June 30, 2007, Dr. Kleinfeld resigned from his offices as a full member of the Managing Board and as CEO and President of the Managing Board of Siemens AG. The full term of his service agreement would have expired on September 30, 2007. Effective July 1, 2007, Peter Löscher was elected a full member of the Managing Board and appointed Chief Executive Officer and President of the Managing Board of Siemens AG.

[3] Prof. Feldmayer had been suspended since March 28, 2007 and left the Managing Board, effective September 30, 2007.

[4] Dr. Ganswindt, Prof. Dr. Krubasik and Prof. Dr. Weyrich resigned from the Managing Board, effective September 30, 2006.

[5] Dr. Hiesinger was elected a full member of the Managing Board, effective June 1, 2007.

[6] On May 1, 2006, Joe Kaeser succeeded Heinz-Joachim Neubürger, who resigned from the Managing Board on April 30, 2006, as a full member of the Managing Board of Siemens AG.

[7] Prof. Dr. Requardt was elected a full member of the Managing Board, effective October 1, 2006.

[8] Deputy members of the Managing Board.

The following table describes the details of cash compensation on an individual basis:

		Cash compensation				
(Amounts in €)[1]		Salary	Annual bonus	LT bonus	Other[2]	Total
Peter Löscher[3]	2007	495,000	604,132	604,132	6,774	1,710,038
	2006	–	–	–	–	–
Dr. Klaus Kleinfeld[3]	2007	1,704,320	1,796,750	1,796,750	34,208	5,332,028
	2006	*1,160,480*	*1,055,707*	*998,721*	*33,554*	*3,248,462*
Prof. Johannes Feldmayer[4]	2007	936,000	1,119,737	910,822	39,548	3,006,107
	2006	*845,520*	*747,819*	*728,408*	*41,470*	*2,363,217*
Dr. Thomas Ganswindt[5]	2007	–	–	–	–	–
	2006	*755,040*	*835,790*	*715,529*	*113,788*	*2,420,147*
Dr. Heinrich Hiesinger[6]	2007	260,000	311,038	189,566	2,769	763,373
	2006	–	–	–	–	–
Joe Kaeser[7]	2007	780,000	933,114	756,990	32,782	2,502,886
	2006	*325,000*	*337,448*	*291,460*	*10,075*	*963,983*
Prof. Dr. Edward G. Krubasik[5]	2007	–	–	–	–	–
	2006	*755,040*	*835,790*	*817,839*	*45,156*	*2,453,825*
Rudi Lamprecht	2007	936,000	1,119,737	910,822	26,629	2,993,188
	2006	*845,520*	*747,819*	*651,022*	*28,625*	*2,272,986*
Heinz-Joachim Neubürger[7]	2007	–	–	–	–	–
	2006	*440,440*	*487,544*	*477,073*	*17,579*	*1,422,636*
Dr. Jürgen Radomski	2007	936,000	1,119,737	910,822	26,583	2,993,142
	2006	*845,520*	*747,819*	*728,408*	*29,701*	*2,351,448*
Prof. Dr. Hermann Requardt[8]	2007	780,000	933,114	814,320	33,134	2,560,568
	2006	*291,750*	*321,558*	*292,633*	*7,618*	*913,559*
Dr. Uriel J. Sharef	2007	936,000	1,119,737	910,822	36,048	3,002,607
	2006	*845,520*	*747,819*	*728,408*	*39,228*	*2,360,975*
Prof. Dr. Klaus Wucherer	2007	936,000	1,119,737	910,822	39,854	3,006,413
	2006	*845,520*	*747,819*	*728,408*	*29,242*	*2,350,989*
Eduardo Montes[9]	2007	780,000	933,114	824,499	69,151	2,606,764
	2006	*325,000*	*400,416*	*330,411*	*15,310*	*1,071,137*
Prof. Dr. Erich R. Reinhardt[9]	2007	780,000	1,026,051	843,024	30,296	2,679,371
	2006	*714,990*	*658,513*	*633,237*	*32,174*	*2,038,914*
Prof. Dr. Claus Weyrich[5][9]	2007	–	–	–	–	–
	2006	*505,500*	*543,031*	*531,368*	*27,083*	*1,606,982*
Total	**2007**	**10,259,320**	**12,135,998**	**10,383,391**	**377,776**	**33,156,485**
	2006	***9,500,840***	***9,214,892***	***8,652,925***	***470,603***	***27,839,260***

(1) The amounts for 2006 shown in this table are those obtained after reducing the variable cash bonus in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany.

(2) Other compensation includes non-cash benefits in the form of company cars of €282,102 (2006: €300,753), subsidized insurance of €48,634 (2006: €80,527), accommodation and moving expenses of €47,040 (2006: €10,500), and a cash settlement of stock awards of €0 (2006: €78,823).

(3) Effective June 30, 2007, Dr. Kleinfeld resigned from his offices as a full member of the Managing Board and as CEO and President of the Managing Board of Siemens AG. The full term of his service agreement would have expired on September 30, 2007. Effective July 1, 2007, Peter Löscher was elected a full member of the Managing Board and appointed Chief Executive Officer and President of the Managing Board of Siemens AG.

(4) Prof. Feldmayer had been suspended since March 28, 2007 and left the Managing Board, effective September 30, 2007.

(5) Dr. Ganswindt, Prof. Dr. Krubasik and Prof. Dr. Weyrich resigned from the Managing Board, effective September 30, 2006.

(6) Dr. Hiesinger was elected a full member of the Managing Board, effective June 1, 2007.

(7) On May 1, 2006, Joe Kaeser succeeded Heinz-Joachim Neubürger, who resigned from the Managing Board on April 30, 2006, as a full member of the Managing Board of Siemens AG.

(8) Prof. Dr. Requardt was elected a full member of the Managing Board, effective October 1, 2006.

(9) Deputy members of the Managing Board.

To compensate him for short-term and long-term pecuniary disadvantages arising as a result of his change from Merck & Co., Inc., USA, to Siemens AG, Peter Löscher was promised a total amount of €8.5 million. It was agreed with Peter Löscher that the Company will add this amount to his defined contribution pension account (BSAV) in January 2008.

Both the number of units and the values of the stock-based compensation components are shown in the following table. The stock awards were recorded at the market price of the Siemens stock on the date of commitment less the present value of dividends expected during the holding period, because stock awards are not eligible to receive dividends. The resulting value amounted to €97.94 (2006: €67.70).

Accordingly, stock-based compensation was as follows:

(Amounts in number of units or €)[1]	Stock-based compensation			
	Number of units		Fair value of stock awards	
	Stock awards[2]		Stock awards[2]	
	2007	*2006*	2007	*2006*
Peter Löscher[3]	10,211	–	1,000,065	–
Dr. Klaus Kleinfeld[3]	–	*5,540*	750,000	*375,058*
Prof. Johannes Feldmayer[4]	–	*3,693*	–	*250,016*
Dr. Thomas Ganswindt[5]	–	–	–	–
Dr. Heinrich Hiesinger[6]	7,658	–	750,025	–
Joe Kaeser[7]	7,658	*4,432*	750,025	*300,046*
Prof. Dr. Edward G. Krubasik[5]	–	–	–	–
Rudi Lamprecht	7,658	*3,693*	750,025	*250,016*
Heinz-Joachim Neubürger[7]	–	–	–	–
Dr. Jürgen Radomski	7,658	*3,693*	750,025	*250,016*
Prof. Dr. Hermann Requardt[8]	7,658	*2,955*	750,025	*200,054*
Dr. Uriel J. Sharef	7,658	*3,693*	750,025	*250,016*
Prof. Dr. Klaus Wucherer	7,658	*3,693*	750,025	*250,016*
Eduardo Montes[9]	7,658	*2,955*	750,025	*200,054*
Prof. Dr. Erich R. Reinhardt[9]	7,658	*2,955*	750,025	*200,054*
Prof. Dr. Claus Weyrich[5][9]	–	–	–	–
Total	**79,133**	***37,302***	**8,500,290**	***2,525,346***

[1] The fair value of the stock-based compensation relate to stock awards granted in November 2007 and 2006 for fiscal years 2007 and 2006, respectively. The amounts for 2006 shown in this table are those obtained after reducing the stock-based compensation in connection with the transfer of Managing Board remuneration to the hardship fund for BenQ Mobile employees in Germany.

[2] After a holding period of three (2006: four) years, the stock awards will be settled on November 8, 2010 (awards granted for fiscal year 2006 on November 10, 2010). Under the stock award agreement, the eligible recipients will receive a corresponding number of Siemens shares without additional payment. Dr. Kleinfeld's stock-based compensation is settled in cash.

[3] Effective June 30, 2007, Dr. Kleinfeld resigned from his offices as a full member of the Managing Board and as CEO and President of the Managing Board of Siemens AG. The full term of his service agreement would have expired on September 30, 2007. Effective July 1, 2007, Peter Löscher was elected a full member of the Managing Board and appointed Chief Executive Officer and President of the Managing Board of Siemens AG.

[4] Prof. Feldmayer had been suspended since March 28, 2007 and left the Managing Board, effective September 30, 2007.

[5] Dr. Ganswindt, Prof. Dr. Krubasik and Prof. Dr. Weyrich resigned from the Managing Board, effective September 30, 2006.

[6] Dr. Hiesinger was elected a full member of the Managing Board, effective June 1, 2007.

[7] On May 1, 2006, Joe Kaeser succeeded Heinz-Joachim Neubürger, who resigned from the Managing Board on April 30, 2006, as a full member of the Managing Board of Siemens AG.

[8] Prof. Dr. Requardt was elected a full member of the Managing Board, effective October 1, 2006.

[9] Deputy members of the Managing Board.

The following table contains information concerning the stock awards and stock options held by members of the Managing Board that were components of the stock-based compensation in fiscal year 2007 and prior years. The stock options were issued in fiscal years 1999 through 2005 under the terms and conditions of the 1999 and 2001 Siemens Stock Option Plans approved by the Annual Shareholders' Meetings on February 18, 1999 and February 22, 2001 (for details on the Siemens Stock Option Plans see Note 33 of the "Notes to Consolidated Financial Statements").

(Amounts in number of units or in €)
Peter Löscher[1]
Dr. Klaus Kleinfeld[1]
Prof. Johannes Feldmayer[2]
Dr. Heinrich Hiesinger[3]
Joe Kaeser
Rudi Lamprecht
Dr. Jürgen Radomski
Prof. Dr. Hermann Requardt[4]
Dr. Uriel J. Sharef
Prof. Dr. Klaus Wucherer
Eduardo Montes[5]
Prof. Dr. Erich R. Reinhardt[5]
Total

(Amounts in number of units or in €)
Peter Löscher[1]
Dr. Klaus Kleinfeld[1]
Prof. Johannes Feldmayer[2]
Dr. Heinrich Hiesinger[3]
Joe Kaeser
Rudi Lamprecht
Dr. Jürgen Radomski
Prof. Dr. Hermann Requardt[4]
Dr. Uriel J. Sharef
Prof. Dr. Klaus Wucherer
Eduardo Montes[5]
Prof. Dr. Erich R. Reinhardt[5]
Total

Stock awards									
Balance at beginning of fiscal year 2007		Granted during fiscal year		Vested during fiscal year		Forfeited during fiscal year		Balance at end of fiscal year 2007[6]	
Awards	Weighted average grant-date fair value	Awards	Weighted average grant-date fair value	Awards	Weighted average grant-date fair value	Awards	Weighted average grant-date fair value	Awards	Weighted average grant-date fair value
–	–	–	–	–	–	–	–	–	–
22,555	*56.61*	5,540	*67.70*	–	–	–	–	28,095	*58.80*
21,149	*56.45*	3,693	*67.70*	–	–	8,254	*61.49*	16,588	*56.44*
1,942	*56.45*	2,481	*67.70*	–	–	–	–	4,423	*62.76*
1,785	*56.49*	4,432	*67.70*	–	–	–	–	6,217	*64.48*
10,211	*57.06*	3,693	*67.70*	–	–	–	–	13,904	*59.89*
22,788	*56.71*	3,693	*67.70*	–	–	–	–	26,481	*58.24*
2,244	*56.59*	2,955	*67.70*	–	–	–	–	5,199	*62.91*
22,912	*56.73*	3,693	*67.70*	–	–	–	–	26,605	*58.25*
22,912	*56.73*	3,693	*67.70*	–	–	–	–	26,605	*58.25*
1,128	*56.53*	2,955	*67.70*	–	–	–	–	4,083	*64.62*
3,199	*56.58*	2,955	*67.70*	–	–	–	–	6,154	*61.92*
132,825	***56.67***	**39,783**	***67.70***	**–**	**–**	**8,254**	***61.49***	**164,354**	***59.10***

Stock options									
Balance at beginning of fiscal year 2007		Granted during fiscal year		Exercised during fiscal year		Forfeited during fiscal year		Balance at end of fiscal year 2007[6]	
Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
–	–	–	–	–	–	–	–	–	–
129,925	*72.26*	–	–	78,510	*69.45*	51,415	*76.55*	0	–
102,255	*76.19*	–	–	61,310	*74.79*	40,945	*78.28*	0	–
53,255	*72.47*	–	–	22,500	*66.73*	7,000	*87.19*	23,755	*73.56*
47,800	*73.54*	–	–	1,950	*86.23*	7,000	*87.19*	38,850	*70.44*
101,965	*72.52*	–	–	45,500	*67.65*	11,000	*87.19*	45,465	*73.85*
143,730	*72.32*	–	–	99,785	*69.42*	15,000	*87.19*	28,945	*74.59*
51,880	*77.31*	–	–	13,900	*76.89*	10,500	*87.19*	27,480	*73.74*
139,980	*71.94*	–	–	13,500	*86.23*	15,000	*87.19*	111,480	*68.16*
139,980	*71.94*	–	–	43,500	*63.80*	15,000	*87.19*	81,480	*73.49*
27,700	*78.30*	–	–	3,900	*86.23*	6,000	*87.19*	17,800	*73.57*
95,450	*72.30*	–	–	20,000	*53.70*	12,000	*87.19*	63,450	*75.35*
1,033,920	***73.08***	**–**	**–**	**404,355**	***69.57***	**190,860**	***82.41***	**438,705**	***72.27***

(1) Effective June 30, 2007, Dr. Kleinfeld resigned from his offices as a full member of the Managing Board and as CEO and President of the Managing Board of Siemens AG. The full term of his service agreement would have expired on September 30, 2007. Effective July 1, 2007, Peter Löscher was elected a full member of the Managing Board and appointed Chief Executive Officer and President of the Managing Board of Siemens AG.
(2) Prof. Feldmayer had been suspended since March 28, 2007 and left the Managing Board, effective September 30, 2007.
(3) Dr. Hiesinger was elected a full member of the Managing Board, effective June 1, 2007.
(4) Prof. Dr. Requardt was elected a full member of the Managing Board, effective October 1, 2006.
(5) Deputy members of the Managing Board.
(6) Amounts do not include stock awards or stock options granted in November 2007 for fiscal year 2007. For details see page 300 ff. However, these amounts may include stock awards or stock options received as compensation by the Managing Board member before appointment to the Managing Board.

(Amounts in number of units or in €)	Stock options				
		Options outstanding at September 30, 2007		Options exercisable at September 30, 2007	
	Exercise price	Number of options outstanding	Weighted average remaining life (in years)	Number of options exercisable	Weighted average remaining life (in years)
Peter Löscher[1]	–	–	–	–	–
Dr. Klaus Kleinfeld[1]	–	–	–	–	–
Prof. Johannes Feldmayer[2]	–	–	–	–	–
Dr. Heinrich Hiesinger[3]	72.54	11,910	2.2	11,910	2.2
Dr. Heinrich Hiesinger[3]	74.59	11,845	3.2	–	–
Joe Kaeser	53.70	6,000	0.1	6,000	0.1
Joe Kaeser	73.25	11,000	1.2	11,000	1.2
Joe Kaeser	72.54	10,355	2.2	10,355	2.2
Joe Kaeser	74.59	11,495	3.2	–	–
Rudi Lamprecht	72.54	16,520	2.2	16,520	2.2
Rudi Lamprecht	74.59	28,945	3.2	–	–
Dr. Jürgen Radomski	74.59	28,945	3.2	–	–
Prof. Dr. Hermann Requardt[4]	72.54	11,390	2.2	11,390	2.2
Prof. Dr. Hermann Requardt[4]	74.59	16,090	3.2	–	–
Dr. Uriel J. Sharef	53.70	30,000	0.1	30,000	0.1
Dr. Uriel J. Sharef	73.25	25,000	1.2	25,000	1.2
Dr. Uriel J. Sharef	72.54	27,535	2.2	27,535	2.2
Dr. Uriel J. Sharef	74.59	28,945	3.2	–	–
Prof. Dr. Klaus Wucherer	73.25	25,000	1.2	25,000	1.2
Prof. Dr. Klaus Wucherer	72.54	27,535	2.2	27,535	2.2
Prof. Dr. Klaus Wucherer	74.59	28,945	3.2	–	–
Eduardo Montes[5]	73.25	4,000	1.2	4,000	1.2
Eduardo Montes[5]	72.54	6,215	2.2	6,215	2.2
Eduardo Montes[5]	74.59	7,585	3.2	–	–
Prof. Dr. Erich R. Reinhardt[5]	86.23	8,775	0.2	8,775	0.2
Prof. Dr. Erich R. Reinhardt[5]	73.25	15,000	1.2	15,000	1.2
Prof. Dr. Erich R. Reinhardt[5]	72.54	16,520	2.2	16,520	2.2
Prof. Dr. Erich R. Reinhardt[5]	74.59	23,155	3.2	–	–
Total		**438,705**		**252,755**	

(1) Effective June 30, 2007, Dr. Kleinfeld resigned from his offices as a full member of the Managing Board and as CEO and President of the Managing Board of Siemens AG. The full term of his service agreement would have expired on September 30, 2007. Effective July 1, 2007, Peter Löscher was elected a full member of the Managing Board and appointed Chief Executive Officer and President of the Managing Board of Siemens AG.

(2) Prof. Feldmayer had been suspended since March 28, 2007 and resigned from the Managing Board, effective September 30, 2007.

(3) Dr. Hiesinger was elected a full member of the Managing Board, effective June 1, 2007.

(4) Prof. Dr. Requardt was elected a full member of the Managing Board, effective October 1, 2006.

(5) Deputy members of the Managing Board.

(Amounts in number of units or in €)	Stock options exercised in fiscal year 2007	
	Number of units	Weighted average market price on date of exercise
Peter Löscher[1]	–	–
Dr. Klaus Kleinfeld[1]	78,510	90.40
Prof. Johannes Feldmayer[2]	61,310	90.49
Dr. Heinrich Hiesinger[3]	22,500	86.09
Joe Kaeser	1,950	87.49
Rudi Lamprecht	45,500	89.84
Dr. Jürgen Radomski	99,785	91.71
Prof. Dr. Hermann Requardt[4]	13,900	96.24
Dr. Uriel J. Sharef	13,500	88.40
Prof. Dr. Klaus Wucherer	43,500	95.32
Eduardo Montes[5]	3,900	87.49
Prof. Dr. Erich R. Reinhardt[5]	20,000	89.20
Total	**404,355**	**91.00**

[1] Effective June 30, 2007, Dr. Kleinfeld resigned from his offices as a full member of the Managing Board and as CEO and President of the Managing Board of Siemens AG. The full term of his service agreement would have expired on September 30, 2007. Effective July 1, 2007, Peter Löscher was elected a full member of the Managing Board and appointed Chief Executive Officer and President of the Managing Board of Siemens AG.
[2] Prof. Feldmayer had been suspended since March 28, 2007 and left the Managing Board, effective September 30, 2007.
[3] Dr. Hiesinger was elected a full member of the Managing Board, effective June 1, 2007.
[4] Prof. Dr. Requardt was elected a full member of the Managing Board, effective October 1, 2006.
[5] Deputy members of the Managing Board.

Pension benefit commitments – With the realignment of the German pension plan of Siemens AG into a Defined Contribution Benefit Plan (BSAV), the system of defined benefits for members of the Managing Board was also replaced with effect from October 1, 2004 by a pension benefit system based on contributions by the Company. Pension benefits earned through September 30, 2004 were not affected. The amount of the contributions to the BSAV is determined annually by the Chairman's Committee of the Supervisory Board. The contributions under the BSAV are added to the personal pension account each January following the close of the fiscal year, with value date on January 1. Until the beneficiary's time of retirement, the pension account is credited on January 1 each year with an annual interest payment (guaranteed interest).

For fiscal year 2007, the members of the Managing Board were granted contributions under the BSAV totaling €13.6 million (2006: €4.2 million), based on a resolution adopted by the Chairman's Committee of the Supervisory Board on November 7, 2007. Of this amount, €0.7 million (2006: €0.7 million) relates to funding of pension commitments earned prior to transfer to the BSAV and the remaining €12.9 million (2006: €3.5 million) to contributions granted under the BSAV.

The following table shows on an individual basis, among other things, the contributions (additions) under the BSAV attributable to the members of the Managing Board for fiscal year 2007:

	Defined Contribution Benefit Plan (BSAV)			
	Information pursuant to Section 4.2.5 para. 2, 2nd sentence of the German Corporate Governance Code			
(Amounts in €)	Balance of BSAV account at September 30, 2007[1]	Total contribution for fiscal 2007	Of which, funding of pension commitments earned prior to transfer to the BSAV	Of which, contributions to the BSAV account
Peter Löscher[2]	– –	280,000 8,500,000[3]	– –	280,000 8,500,000
Dr. Klaus Kleinfeld[2]	1,095,556	805,000	154,700	650,300
Prof. Johannes Feldmayer[4]	672,143	524,160	129,908	394,252
Dr. Heinrich Hiesinger[5]	246,731	436,800	31,322	405,478
Joe Kaeser	544,341	436,800	24,097	412,703
Rudi Lamprecht	707,329	524,160	112,554	411,606
Dr. Jürgen Radomski[6]	–	–	–	–
Prof. Dr. Hermann Requardt[7]	496,554	436,800	27,816	408,984
Dr. Uriel J. Sharef	673,800	370,000	–	370,000
Prof. Dr. Klaus Wucherer	673,800	370,000	–	370,000
Eduardo Montes[8]	138,011	436,800	74,375	362,425
Prof. Dr. Erich R. Reinhardt[8]	571,513	436,800	102,637	334,163
Total	**5,819,778**	**13,557,320**	**657,409**	**12,899,911**

(1) In each case, including the additions in January 2007, but without reflecting minimum interest of currently 2.25% accrued in the meantime.
(2) Effective June 30, 2007, Dr. Kleinfeld resigned from his offices as a full member of the Managing Board and as CEO and President of the Managing Board of Siemens AG. The full term of his service agreement would have expired on September 30, 2007. Effective July 1, 2007, Peter Löscher was elected a full member of the Managing Board and appointed Chief Executive Officer and President of the Managing Board of Siemens AG.
(3) Special addition as of January 2008: for details see above (p. 97).
(4) Prof. Feldmayer had been suspended since March 28, 2007 and left the Managing Board, effective September 30, 2007.
(5) Dr. Hiesinger was elected a full member of the Managing Board, effective June 1, 2007.
(6) Dr. Radomski was not transferred to the BSAV.
(7) Prof. Dr. Requardt was elected a full member of the Managing Board, effective October 1, 2006.
(8) Deputy members of the Managing Board.

The defined benefit obligation (DBO) of all pension commitments to members of the Managing Board as of September 30, 2007 amounted to €46.0 million (2006: €54.8 million), which amount is included in Note 23 of the "Notes to Consolidated Financial Statements."

Former members of the Managing Board and their surviving dependents received emoluments within the meaning of § 314 (1), no. 6 b of the HGB totaling €16.0 million (2006: €14.4 million) for the year ended September 30, 2007.

The defined benefit obligation (DBO) of all pension commitments to former members of the Managing Board and their surviving dependents as of September 30, 2007 amounted to €134.8 million (2006: €125.6 million), which amount is included in Note 23 of the "Notes to Consolidated Financial Statements."

Other. No loans from the Company are provided to members of the Managing Board.

Commitments and Contingencies. The Company has provided a guarantee in the amount of €4.5 million as security for a collateral guarantee in the total amount of €5 million to be provided by a former member of the Managing Board (for details see Note 29 of the "Notes to Consolidated Financial Statements").

2. Supervisory Board remuneration
The remuneration of the members of the Supervisory Board was determined at the Annual Shareholders' Meeting through shareholder approval of a proposal by the Managing and Supervisory Boards. Details of the remuneration are set forth in the Articles of Association of Siemens AG. The remuneration of the members of the Supervisory Board is based on the Company's size, the assignments and responsibilities of the Supervisory Board members, and the Company's overall business position and performance. In addition to a fixed compensation component, the remuneration includes variable compensation based on the Company's short-term and long-term performance. The Chairman, the Deputy Chairmen, as well as the Chairman and the members of the Audit Committee receive additional compensation. The members of the Compliance Committee and the Nominating Committee do not receive additional compensation for these services in fiscal year 2007.

The current remuneration policies for the Supervisory Board were authorized at the Annual Shareholders' Meeting of January 27, 2005. Details are set out in § 17 of the Articles of Association of Siemens AG.

As a result, the remuneration of Supervisory Board members for fiscal year 2007 includes three components:
- a fixed compensation component,
- a short-term compensation component based on earnings per share, and
- a long-term compensation component based on earnings per share.

In accordance with these remuneration policies, each Supervisory Board member receives fixed compensation of €50,000 per year and short-term variable compensation of €150 per year for each €0.01 of earnings per share as disclosed in the Consolidated Financial Statements in excess of a minimum amount of €1.00. This minimum amount will be increased annually by 10 percent, beginning with the fiscal year starting on October 1, 2005. In addition, long-term compensation in the amount of €50,000 is granted, payable after expiration of the then applicable five-year term of the Supervisory Board. This long-term compensation will only be paid if earnings per share at the end of the Supervisory Board's term of office have increased by more than 50 percent compared to the beginning of the term of office. Earnings per share, on which the calculation of the Supervisory Board's remuneration is based, has to be adjusted for significant extraordinary items. For fiscal year 2007, the Supervisory Board's remuneration was determined on the basis of earnings per share in the amount of €4.76, after adjustment for significant extraordinary

	2007				2006			
(Amounts in €)	Fixed compen-sation	Short-term variable compen-sation	Long-term variable compen-sation[1]	Total	Fixed compen-sation	Short-term variable compen-sation	Long-term variable compen-sation	Total
Dr. Gerhard Cromme[2][3]	114,583	122,031	33,333	269,947	*100,000*	*69,000*	–	*169,000*
Prof. Dr. Heinrich v. Pierer[2][3]	72,917	77,656	23,333	173,906	*125,000*	*86,250*	–	*211,250*
Ralf Heckmann[3]	100,000	106,500	33,333	239,833	*100,000*	*69,000*	–	*169,000*
Dr. Josef Ackermann[3]	75,000	79,875	33,333	188,208	*75,000*	*51,750*	–	*126,750*
Lothar Adler	50,000	53,250	33,333	136,583	*50,000*	*34,500*	–	*84,500*
Gerhard Bieletzki	50,000	53,250	33,333	136,583	*50,000*	*34,500*	–	*84,500*
John David Coombe[3]	62,500	66,563	33,333	162,396	*50,000*	*34,500*	–	*84,500*
Hildegard Cornudet	50,000	53,250	33,333	136,583	*50,000*	*34,500*	–	*84,500*
Birgit Grube	50,000	53,250	33,333	136,583	*50,000*	*34,500*	–	*84,500*
Bettina Haller[4]	25,000	26,625	8,333	59,958	–	–	–	–
Heinz Hawreliuk[3]	75,000	79,875	33,333	188,208	*75,000*	*51,750*	–	*126,750*
Berthold Huber	50,000	53,250	33,333	136,583	*50,000*	*34,500*	–	*84,500*
Prof. Dr. Walter Kröll	50,000	53,250	33,333	136,583	*50,000*	*34,500*	–	*84,500*
Prof. Dr. Michael Mirow[2]	25,000	26,625	8,333	59,958	–	–	–	–
Wolfgang Müller[5]	16,667	17,750	23,333	57,750	*50,000*	*34,500*	–	*84,500*
Georg Nassauer[4]	25,000	26,625	25,000	76,625	*50,000*	*34,500*	–	*84,500*
Thomas Rackow[6]	50,000	53,250	20,833	124,083	*37,500*	*25,875*	–	*63,375*
Dieter Scheitor[5]	37,500	39,938	10,833	88,271	–	–	–	–
Dr. Albrecht Schmidt	50,000	53,250	33,333	136,583	*50,000*	*34,500*	–	*84,500*
Dr. Henning Schulte-Noelle[3]	87,500	93,188	33,333	214,021	*75,000*	*51,750*	–	*126,750*
Peter von Siemens	50,000	53,250	33,333	136,583	*50,000*	*34,500*	–	*84,500*
Jerry I. Speyer	50,000	53,250	33,333	136,583	*50,000*	*34,500*	–	*84,500*
Lord Iain Vallance of Tummel	50,000	53,250	33,333	136,583	*50,000*	*34,500*	–	*84,500*
Klaus Wigand[6]	–	–	13,333	13,333	*16,667*	*11,500*	–	*28,167*
Total	**1,266,667**	**1,349,001**	**666,659**	**3,282,327**	***1,254,167***	***865,375***	–	***2,119,542***

[1] The amounts are subject to continuing membership on the Supervisory Board until the close of the Annual Shareholders' Meeting on January 24, 2008. In the event of prior resignation from the Supervisory Board, the amount payable will be reduced on a pro rata basis. Supervisory Board members who left the Supervisory Board after October 1, 2004 receive long-term variable compensation on a pro rata basis. For his services on the Supervisory Board until January 27, 2005, the former Chairman of the Supervisory Board, Dr. Baumann, is entitled to receive long-term variable pro rata compensation of €3,333.

[2] At the beginning of the Supervisory Board meeting on April 25, 2007, Prof. Dr. v. Pierer tendered his resignation as a member and as Chairman of the Supervisory Board. In his stead, Dr. Cromme was elected Chairman of the Supervisory Board for the remaining term of office of his predecessor until the Annual Shareholders' Meeting on January 24, 2008. Prof. Dr. Mirow, who had been elected a substitute member, succeeded Prof. Dr. v. Pierer as a member of the Supervisory Board.

[3] Each of Dr. Cromme as Chairman of the Supervisory Board and member of the Audit Committee; Ralf Heckmann as Deputy Chairman of the Supervisory Board and a member of the Audit Committee; Dr. Ackermann as Deputy Chairman of the Supervisory Board; Dr. Schulte-Noelle as Chairman and member of the Audit Committee (based on length of service in each position); Heinz Hawreliuk and John David Coombe as members of the Audit Committee receive higher fixed and variable compensation. For his period of office on the Supervisory Board, Prof. Dr. v. Pierer, as former Chairman of the Supervisory Board and member of the Audit Committee, also receives higher compensation on a pro rata basis. For his period of office as Chairman of the Audit Committee, Dr. Cromme also receives higher compensation on a pro rata basis.

[4] Bettina Haller, formerly a substitute member of the Supervisory Board, became a member of the Supervisory Board of Siemens AG as a successor to Georg Nassauer with effect from April 1, 2007.

[5] Dieter Scheitor was appointed a member of the Supervisory Board by court order as a successor to Wolfgang Müller, who resigned from the Supervisory Board at the close of the Annual Shareholders' Meeting on January 25, 2007.

[6] Thomas Rackow, formerly a substitute member of the Supervisory Board, became a member of the Supervisory Board as a successor to Klaus Wigand with effect from January 26, 2006.

items. The long-term compensation which was introduced as of the fiscal year beginning on October 1, 2004 will be payable on a pro rata basis upon expiration of the current Supervisory Board's term of office, i.e. after the close of the Annual Shareholders' Meeting on January 24, 2008. The required increase, determined on a pro rata basis, in earnings per share compared to the beginning of the term of office was achieved.

The Chairman of the Supervisory Board receives double, and each Deputy Chairman 1.5 times, the amounts of the fixed compensation and the short-term variable compensation of an ordinary member. Each member of the committees and additionally the chairmen of these committees (in each case other than the Chairman's Committee, the Mediation Committee, and the Ownership Rights Committee) each receive an additional half of the fixed and the short-term variable compensation. The members of the Supervisory Board are reimbursed for any out-of-pocket expenses incurred in connection with their duties and for any sales taxes to be paid on their remuneration. In consideration for the performance of his duties, the Chairman of the Supervisory Board is furthermore entitled to an office with secretarial support and use of the Siemens carpool service.

Under an existing agreement that was extended after the Annual Shareholders' Meeting 2003 on unchanged terms and conditions and that will expire after the Annual Shareholders' Meeting on January 24, 2008, Peter von Siemens, as a member of the founder's family, is entitled to reimbursement of expenses and the provision of a company car and office with secretarial support for representing the Company at official events in Germany and abroad, as well as in various associations.

No loans from the Company are provided to members of the Supervisory Board.

3. Other

The members of the governing bodies of Siemens and all board members of its domestic and foreign subsidiaries are indemnified by Siemens or its subsidiaries against third-party liability claims to the extent permitted by law. For this purpose, the Company provides a group insurance policy for board and committee members and employees of the Siemens organization which is taken out for one year and renewed annually. The insurance covers the personal liability of the insured in the case of a financial loss associated with employment functions. In such a case, the Company may, with effect from October 1, 2005, hold members of the Managing Board liable for such loss up to an amount equivalent to 20 percent of the fixed salary. In the same way, each member of the Supervisory Board has individually agreed to be held liable up to an amount equivalent to 20 percent of the fixed compensation component (i.e. a deductible within the meaning of Section 3.8, paragraph 2, of the German Corporate Governance Code).

Contents

Management's discussion and analysis

Business overview and Economic Environment	108
Basis of Presentation	115
Fiscal 2007 – Results of Siemens	119
Segment Information Analysis	124
Operations	124
– Automation and Drives	124
– Industrial Solutions and Services	125
– Siemens Building Technologies	126
– Osram	127
– Transportation Systems	128
– Power Generation	129
– Power Transmission and Distribution	130
– Medical Solutions	131
– Siemens IT Solutions and Services	132
– Strategic Equity Investments	133
– Other Operations	133
– Reconciliation to Financial Statements	133
Financing and Real Estate	135
– Siemens Financial Services	135
Siemens Real Estate	135
Eliminations, reclassifications and Corporate Treasury	135
Reconciliation from Group profit / Income before income taxes to EBITDA	136
EVA Performance	138
Dividend	141
Liquidity and capital resources	141
Financial Strategy and Capital Structure	141
Cash Flow – Fiscal 2007 Compared to Fiscal 2006	145
Capital Resources and Requirements	148
Overview Financial Position	154
Subsequent Events	157
Critical Accounting Estimates	157
Non-financial performance measures	160
Legal Proceedings	162
Financial Impact of Compliance Matters	170
Risk Management	173
Information required pursuant to §315 (4) of the German Commercial Code and Explanatory Report	187
Compensation Report	194
Outlook	194

Consolidated Financial Statements

Consolidated Statements of Income 200
Consolidated Statements of Income and Expense Recognized in Equity 200
Consolidated Balance Sheets 202
Consolidated Statements of Cash Flow 204

Notes to Consolidated Financial Statements 206

Statement of the Managing Board 322
Independent Auditors' Report 323

Five-year summary 324

Glossary 326

Index 329

Siemens Financial Calendar 332

Management's discussion and analysis

Business overview and Economic Environment

Fiscal 2007 – highlights

Fiscal 2007 was an eventful year that closed with one of Siemens' best operating quarters in history. Net income rose 21% and earnings per share for the year rose 20% compared to fiscal 2006, we exceeded our targets for revenue and order growth, and profitability increased strongly throughout Operations. We also completed the repurchase of the remaining outstanding amount of a €2.5 billion convertible bond issue which reduced dilution for Siemens shareholders by nearly 35 million shares. We expect the positive development of Siemens to continue in the coming two fiscal years with revenue growing by at least twice the rate of global gross domestic product (GDP) and Group profit from Operations to grow at least twice as fast as our revenue (for further information see "Outlook").

Higher net income and EPS. Siemens' net income in fiscal 2007 was €4.038 billion, a 21% increase over €3.345 billion a year earlier. Basic earnings per share (EPS) was €4.24, up from €3.52 in fiscal 2006. Net income in the current year was reduced by substantial corporate costs associated with legal and regulatory matters, which are discussed below. In addition, tax expense associated with the carve-out of Siemens VDO Automotive (SV) reduced net income by approximately €1.1 billion. This expense was booked at SV when it was determined to be held for disposal and therefore part of discontinued operations. Furthermore discontinued operations included a preliminary non-cash pre-tax gain of €1.6 billion generated by the transfer of the former Communications Group's carrier-related businesses into Nokia Siemens Networks B.V. (NSN). Discontinued operations overall contributed €129 million to net income in fiscal 2007 compared to €703 million a year earlier. More detail on discontinued operations is provided below.

Increased profitability. Income from continuing operations was €3.909 billion for the year, 48% higher than a year earlier. Basic and diluted EPS on a continuing basis rose to €4.13 and €3.99, respectively, compared to €2.78 and €2.77 a year earlier. These increases were due to Group profit from Operations, which climbed 70% year-over-year to €6.560 billion, even with negative equity investment income of €429 million related to NSN, which was formed by Nokia Corporation (Nokia) and Siemens in April 2007. All Groups in Operations increased their Group profit and Group profit margin. Automation and Drives (A&D), Power Generation (PG), Medical Solutions (Med) and Power Transmission and Distribution (PTD) had the highest levels of Group profit. Siemens IT Solutions and Services (SIS) benefited strongly from severance programs in fiscal 2006 totaling €576 million, and recorded Group profit of €252 million for the current year compared to a loss of €731 million in the prior year.

Rapid growth in Group profit more than offset a significant increase in Corporate items, pensions and eliminations year-over-year, which rose from a negative €527 million in fiscal 2006 to a negative €1.672 billion in the current year. The change is due primarily to the legal and regulatory matters discussed below.

Earnings at Financing and Real Estate rose to €557 million for fiscal 2007, from €421 million a year earlier. Corporate Treasury activities contributed earnings of €153 million compared to a loss of €18 million in the same period a year earlier, which includes a €143 million net negative effect related to mark-to-market valuation of a cash settlement option associated with the €2.5 billion convertible bond issued in 2003. This option was irrevocably waived in the third quarter of fiscal 2006, effectively eliminating subsequent earnings effects.

Strong global growth. Our revenue increased 9% year-over-year, to €72.448 billion, with higher revenue in every region of the world. Both revenue and orders include new business from acquisitions, particularly at Med and A&D, which largely offset negative effects from currency translation involving the U.S. dollar. On an organic basis (that is excluding the net effect of currency translation and portfolio transactions), revenue grew 10%. All our operating Groups increased revenue organically year-over-year, highlighted by double-digit rises at A&D, PG and PTD. Orders grew even faster, rising 12% to €83.916 billion, with double-digit increases at PG, PTD, A&D, Industrial Services and Solutions (I&S) and Med. On an organic basis, orders rose 13% year-over-year.

Higher cash flows and ROCE. We generated €6.755 billion in free cash flow (defined as net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment) from continuing operations in fiscal 2007, well above €1.820 billion in free cash flow a year earlier. Our cash conversion rate, calculated as free cash flow from continuing operations divided by income from continuing operations, was 1.73 in fiscal 2007, well above our target of 0.90 for fiscal 2007. Free cash flow from continuing and discontinued operations increased from €1.607 billion in fiscal 2006 to €3.577 billion in the current period.

Return on capital employed (ROCE) is defined as income before interest expense divided by capital employed. Income before interest expense is calculated as net income excluding other interest income (expense), net and excluding taxes on other interest income (expense), net. Taxes on other interest income (expense), net are calculated in simplified form by applying the current tax rate (which can be derived from the Consolidated Statements of Income) to other interest income (expense), net. Net capital employed is calculated as total equity plus long-term debt plus short-term debt and current maturities of long-term debt, minus cash and cash equivalents. Because Siemens reports discontinued operations, Siemens also calculates ROCE on a continuing operations basis, using Income from continuing operations rather than Net income. For purposes of this calculation, capital employed is adjusted by the net figure for Assets classified as held for disposal included in discontinued operations less Liabilities associated with assets classified as held for disposal included in discontinued operations. ROCE rose on a continuing basis to 12.7% for the year up from 9.6% a year earlier. Our medium-term target for ROCE is 14-16%.

Completion of Fit4More. Many of our financial and operating highlights during fiscal 2007 stem directly from our multi-year Fit4More program, which we brought to a successful close in the second quarter. In addition to setting the growth and profitability targets mentioned above, Fit4More also focused our business portfolio on strategic global markets such as industrial infrastructure, energy, and healthcare. In fiscal 2007, we exited the automotive market via the carve-out of SV, with a sale to Continental expected to close in the first quarter of fiscal 2008. We also transferred our former telecommunications infrastructure businesses into NSN, and are in the process of divesting our enterprise networking business which is reported within discontinued operations. Meanwhile, we completed or announced major acquisitions that add a successful in-vitro healthcare diagnostics business to complement our existing portfolio of diagnostics imaging solutions. In our factory automation business, we added important product life-cycle management (PLM) software capabilities. We also reoriented our IT consulting and outsourcing business, combining it with other strategic IT units within Siemens, and moving it into the SIS Group.

At the completion of Fit4More we announced Fit42010, a new program that is founded on the same performance pillars as Fit4More, including goals for profitability and growth. The new program adds the free cash flow, cash conversation rate, and return on capital employed (ROCE) targets mentioned above. As part of Fit42010, we decided to improve our capital structure. We therefore set a capital structure target that is measured by adjusted industrial net debt divided by EBITDA (adjusted). The target range for our capital structure ratio is 0.8 – 1.0 to be achieved by 2010. As a step toward achieving the new target ratio we announced a share buyback program in the amount of up to €10 billion by 2010.

Progress with legal and regulatory matters. We made substantial progress during the year in addressing issues related to investigations of past misconduct by Siemens employees. We take these matters very seriously and engaged them vigorously as a top priority throughout the year. We gave significant management attention and retained highly regarded outside experts to help us cooperate fully with outside investigations, conduct our own internal investigations, and act upon the results of these investigations. We also issued detailed, comprehensive public disclosures on these topics at various points during the year. Taking continuing and discontinued operations together, expenses for outside advisors engaged by Siemens in connection with the investigations as well as remediation activities totaled €347 million in fiscal 2007, and we expect further expenses in fiscal 2008.

We booked a number of penalties related to the completion of outside investigations during the year. These include European Commission antitrust penalties related to gas-insulated switchgear and a fine from German authorities related to past actions at Com. Meanwhile we conducted our own internal investigations throughout Siemens, particularly to identify questionable payments made to outside parties under Business Consulting Agreements (BCAs). We identified a substantial sum of these payments, determined how much of the total of these payments had been incorrectly booked as tax-deductible business expenses, and adjusted the comparative amounts for fiscal 2005 and 2006 in the Consolidated Financial Statements included in this report. Including the expenses associated with internal and external investigations and the penalties mentioned above, the total expense within Corporate items associated with legal and regulatory matters during fiscal 2007 was €843 million. For more information with respect to these legal and regulatory matters, see "Legal Proceedings."

Dividend. The Siemens Managing Board and Supervisory Board have proposed a dividend of €1.60 per share. The dividend in the prior year was €1.45.

Strategic Overview

Our competitive strategy is to innovate through research and development (R&D), improve our business portfolio to bring that innovation to market on a global basis, and back these efforts with a strong financial condition.

We continually balance our business portfolio to maintain our leadership in established markets while penetrating new markets. In some cases this involves acquiring complementary technology that enables us to offer more complete solutions. We also use acquisitions to gain scale in both established and new regional markets. In fiscal 2007, we pursued both strategies, and also exited or reduced our participation in markets that did not belong to our focus areas. Major transactions included the following:

- In January 2007, we acquired the Diagnostics division of Bayer AG, headquartered in the U.S. We integrated this business into our own Diagnostics division at Med, following the fiscal 2006 acquisition of Diagnostic Products Corporation (DPC) in the U.S., a leading provider of in vitro immunodiagnostics solutions. We expect the Bayer transaction to significantly strengthen our position in in-vitro diagnostics, a high-growth segment of the healthcare market.
- In April 2007, we transferred our mobile and fixed-line carrier networks businesses into NSN. Our enterprise networks business is held for disposal.
- In May 2007, we acquired U.S.-based UGS Corp., one of the leading providers of product lifecycle management (PLM) software and services for manufacturers. We expect this transaction to complement and extend our existing software capabilities in the factory automation industry, which increasingly integrates information technology (IT) into manufacturing facilities and processes.
- In July 2007, we announced an agreement to acquire U.S.-based Dade Behring Holdings, Inc. (Dade Behring), a leading clinical laboratory diagnostics company. The transaction closed in the first quarter of fiscal 2008. We intend to integrate this acquisition into the Diagnostics division at Med, making Siemens the world's first fully integrated diagnostics provider with solutions for in-vitro diagnostics, in-vivo imaging, and data- and image-management software.

- In July 2007, we signed an agreement with Continental AG, Hanover, Germany, to sell our entire SV activities. These business activities are reported in discontinued operations for both the current and prior periods.

We further improved our business portfolio in fiscal 2007 through smaller acquisitions and divestments. For a detailed discussion of our acquisitions, dispositions and discontinued operations, see "Notes to Consolidated Financial Statements."

Siemens operates in approximately 190 countries, making us one of the most global companies in the world. In fiscal 2007, our business outside Germany accounted for nearly €60 billion in revenues, representing 83% of total revenue. In particular, we expanded our business in Europe and Asia-Pacific at more than twice the rate of GDP growth in these regions. Revenue rose even faster in the smaller Africa, Near and Middle East, Commonwealth of Independent States region, which grew to account for nearly 10% of our revenues in fiscal 2007.

We support our competitive strategy with all our corporate resources, including our Financing and Real Estate Groups and our Corporate Treasury which provide important capabilities for financing and managing our assets. We also manage the capital structure in our balance sheet to ensure cost-effective access to the capital we need for building our business and sustaining profitable growth that creates value for shareholders.

Worldwide Economic Environment

According to estimates of Global Insight, Inc., gross domestic product (GDP) in 2007 is expected to grow 3.6% on a global basis. The decline compared to GDP growth of 3.9% in 2006 is due to rising oil prices and higher interest rates among other factors.

Europe is expected to experience a decline to 2.9% GDP growth in 2007 compared to 3.2% in 2006. Within Europe, 2.7% GDP expansion is anticipated for the Western Europe nations, down from 3.0% in 2006, as the cooler global economy and a stronger euro combine to weigh on export growth. In Germany, the appreciation of the euro and higher taxes are expected to slow GDP growth to 2.6% for the year, down from 2.9% a year earlier. As in 2006, the economies of Central and Eastern Europe are expected to grow faster than Europe overall, with aggregate GDP growth of 6.1%. This represents a slight slowing from 6.3% in 2006.

In the Americas, GDP growth is expected to fall to 2.5% in 2007 from 3.2% in 2006, primarily because of a decline in U.S. economic growth from 2.9% in 2006 to 2.0% in 2007. Among the factors that are slowing growth of the U.S. economy are downturns in real estate and housing construction, which are eroding consumer spending as well as employment in construction and related industries and uncertainty in financial markets following large write-downs by major banks relating to exposures to sub-prime mortgage. While strong global demand for raw materials is expected to support GDP growth of 4.8% in Latin America, that level would still represent a decline from 5.0% in 2006.

In contrast, GDP growth is expected to rise to 5.7% in Asia-Pacific, from 5.5% in 2006, with China and India continuing as the primary growth engines. China is expected to expand GDP by 11.5% in 2007, benefiting from booming infrastructure investment, strong export industries, and significantly increased participation in Chinese equity markets by domestic households with globally high rates of income savings. India is expected to post GDP growth rate of 8.8% in 2007, down from 9.4% in 2006, as the country develops its manufacturing and construction industries and broadens its service sector to complement its established strength in IT outsourcing.

GDP growth for the region comprising Africa, the Near and Middle East and the Commonwealth of Independent States (C.I.S.) is anticipated to reach 6.6% in 2007, above last year's growth rate of 6.3%, as the countries of the region continue to benefit from strong global demand for oil and raw materials.

Market Development

The market for electronics and electrical engineering solutions and infrastructure remained strong in 2007, with particular interest in advanced technologies that could provide cleaner and more efficient energy, increase manufacturing production efficiency, improve diagnostic and preventive healthcare and enhance transportation.

Siemens' portfolio focus positioned it well to meet customer demands in all these areas. Strong demand for infrastructure investments, e.g. by the world's emerging and developing economies and oil-producing nations expanded the opportunities for Siemens' Groups in power generation, power transmission and distribution, and transportation. Rapid industrialization continued in Asia-Pacific, driven by China's and India's economic expansion. This in turn fueled demand for Siemens' offerings in factory and process automation and electronics assembly. In developed nations, trends such as aging populations, healthcare and homeland security concerns and rising energy costs played to Siemens' established strengths in medical diagnostics and building security, as well as to new capabilities in alternative energy.

Market Trends

Within the broad macroeconomic trends discussed above, there are numerous technological, geographic and customer demand trends that affect our business. Important trends that we are monitoring closely for risks and opportunities are discussed in the paragraphs that follow.

Demand continued to rise for factory and process automation as well as infrastructure engineering solutions, particularly in Asia-Pacific countries that are expanding manufacturing capacity to meet the demands of their outsourcing customers in other regions. In the U.S. and Europe, demand for automation and control solutions was strong in sectors focused on exports. In the building market, customers continued to seek technology enabling more secure, energy-efficient structures. In all regions, there is a growing trend toward reduced use of raw materials and more energy-efficient production processes.

Demand in the global rail industry also increased, with energy efficient solutions gaining importance. Asia-Pacific's growing economies and concentration of population in cities continued to increase demand for urban transit solutions.

Asia-Pacific led growth in the general lighting market as well, and OEMs continued to shift manufacturing to these lower-cost, faster-growing markets. Demand also grew for advanced solutions, such as light emitting diodes (LEDs) and precision components, and for energy-efficient, environmentally friendly products.

In the energy sector, China's rapid modernization continued to drive global demand for fossil power generation and transmission systems, followed by rising power infrastructure needs in the Middle East and the CIS countries. In the U.S. and Europe, concerns about rising energy costs and security of supply continued to stimulate investment in alternative power generation, particularly large offshore wind farms.

In healthcare, aging populations and increased emphasis on preventative care in developed countries continued to fuel demand for advanced diagnostic solutions, including medical imaging such as computed tomography (CT) and magnetic resonance imaging (MRI) and the full spectrum of in-vitro diagnostic testing. The need to improve the quality of care and reduce healthcare costs leads to a growing importance of integrated diagnostic solutions and the overall improvement of clinical workflow, facilitated by integrated healthcare IT systems. In the U.S. the Deficit Reduction Act (DRA) took effect in January 2007, curtailing government reimbursement for medical imaging procedures in the non-hospital (outpatient) setting, imposing pressure on the U.S. medical imaging market.

Research and Development

In fiscal 2007, Siemens increased its research and development (R&D) expenses to €3.399 billion, compared to €3.091 billion in the prior year. The average number of employees engaged in R&D in fiscal 2007 was 30.9 thousand, up from 26.4 thousand in fiscal 2006. A&D focused its R&D activities on manufacturing automation. Osram focused its R&D activities on fostering sustainable products, increased brightness and lower production costs of LEDs. PG's R&D activities emphasized rotating machinery such as gas and steam turbines, generators, compressors, wind turbines, instrumentation and control systems for renewable, nuclear and fossil power generation and improved power plant solutions, especially power plants with carbon capture and other diversification of the power generation portfolio, e.g. coal gasification, fuel cells and energy storage technologies. Med invested in R&D particularly to improve technology and clinical applications for medical imaging systems, such as such as magnetic resonance imaging, computed tomography, x-ray angiography, ultrasound and information technology.

Basis of Presentation

To help shareholders understand and follow our progress, we present our financial results in aggregate and also break out the major components. The sum of results for the components equals the result for Siemens as a whole.

The majority of our business is devoted to providing products and services to customers based on Siemens' expertise in innovative electrical engineering. We call this component of our business Operations. The Groups in Operations design, manufacture, market, sell, and service products and systems, or help customers use and manage those products and systems. A Group is equivalent to a reportable segment as defined by IFRS.

We measure the performance of the Groups in Operations using Group profit, defined as earnings before financing interest, certain pension costs and income taxes. Group profit therefore excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Group's performance. The effect of certain litigation and compliance issues is also not included in Group profit when the Company concludes that such items are not indicative of the Groups' performance since the results of operations of the Groups may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one Group or have a corporate or central character. For additional information with respect to Group profit, see "Notes to Consolidated Financial Statements." The Managing Board also determined Net capital employed as additional information to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. In addition, Free cash flow is used to compare cash generation among the Groups. For additional information see "Notes to Consolidated Financial Statements."

In fiscal 2006, Siemens announced portfolio changes that resulted in dissolving Com as a Group and reportable segment. As discussed in "Notes to Consolidated Financial Statements," the primary business components of the former operating segment Com were either already disposed of (carrier networks and MD) or still held for disposal (enterprise networks) as of September 30, 2007. Beginning October 1, 2006, A&D assumed responsibility for Com's Wireless Modules business. Except for Wireless Modules and other businesses including the former division Siemens Home and Office Communication Devices that was reclassified from Com to Other Operations in the third quarter of fiscal 2006, the historical results of the former operating segment Com are presented as discontinued operations. Current and prior-year segment disclosures exclude the applicable information included in the Company's financial statement presentation.

Due to the increased importance of the Company's strategic investments accounted for under the equity method, in particular the creation of NSN (see "Notes to Consolidated Financial Statements" for further information), Siemens has created a new reportable segment Strategic Equity Investments (SEI) beginning in fiscal 2007. SEI represents an operating segment, having its own management that reports the results of the segment to the Managing Board. In addition to the investments in Fujitsu Siemens Computers (Holding) BV (FSC) and BSH Bosch und Siemens Hausgeräte GmbH (BSH), the Siemens investment in NSN is also reported in SEI beginning in the third quarter of fiscal 2007. The investments in FSC and BSH were included within Other Operations until September 30, 2006. Prior-year information was reclassified for comparability purposes for these two investments.

A new Group called Siemens IT Solutions and Services (SIS) was created effective April 1, 2007. SIS consists primarily of the activities of the former segment Siemens Business Services that were bundled with other information technology activities. Prior-year information was reclassified for comparability purposes.

In fiscal 2007, Siemens also signed an agreement to sell its entire SV activities to Continental AG. The historical results of the SV business are reported as discontinued operations. Beginning in the fourth quarter of fiscal 2007, SV ceased to represent a reportable segment. Current and prior-year segment disclosures therefore exclude the applicable information included in the Company's financial statement presentation.

Another component of our Company is made up of two Groups involved in non-manufacturing activities such as financing, leasing, investing and real estate. We call this component of our business Financing and Real Estate. We evaluate the profitability of our Financing and Real Estate Groups using income before income taxes.

In breaking out the Operations and Financing and Real Estate components and in order to show more clearly our external performance, we exclude the business they conduct with each other and with our Corporate Treasury, which provides cash management services for our Groups and corporate finance activities. These internal transactions are therefore included into a component called Eliminations, reclassifications and Corporate Treasury. This component is the difference between the results for Operations and Financing and Real Estate and the results of Siemens. For additional information, see "Notes to Consolidated Financial Statements."

Siemens
Consists of the following three components which include the nine operating Groups and the two Groups in Financing and Real Estate

Operations*

- Automation and Drives (A&D)
- Industrial Solutions and Services (I&S)
- Siemens Building Technologies (SBT)
- Osram
- Transportation Systems (TS)
- Power Generation (PG)
- Power Transmission and Distribution (PTD)
- Medical Solutions (Med)
- Siemens IT Solutions and Services (SIS)

Strategic Equity Investments (SEI)

Other Operations: Corporate items, pensions and eliminations

Financing and Real Estate

- Siemens Financial Services (SFS)
- Siemens Real Estate (SRE)

Eliminations, reclassifications and Corporate Treasury

* In fiscal 2006, Siemens announced portfolio changes that resulted in dissolving Communications (Com) as a Group and reportable segment.

A new segment called Strategic Equity Investments (SEI) was created as of October 1, 2006 and includes certain strategic investments accounted for using the equity method. Beginning in the third quarter of fiscal 2007, the Siemens investment in Nokia Siemens Networks (NSN) is also reported in SEI.

SIS was created effective April 1, 2007 and consists primarily of the activities of the former segment Siemens Business Services (SBS) that were bundled with other information technology (IT) activities.

In fiscal 2007, Siemens signed an agreement to sell its entire Siemens VDO Automotive (SV) activities to Continental AG. The SV business is reported as discontinued operations. Beginning in the fourth quarter of fiscal 2007, SV ceased to represent a reportable segment.

In this report we include information concerning new orders for each of the years presented. Under our order recognition policy, we generally recognize a new order when we enter into a contract that we consider "effective and binding" based on our review of a number of different criteria. As a general rule, if a contract is considered effective and binding, we recognize the total contract value as promptly as practicable, where total contract value is defined as the agreed price for the goods to be delivered and services to be rendered, or the agreed fee, in each case for the irrevocable term of the contract. For service, maintenance and outsourcing contracts with a contractual term of greater than 12 months, if management determines that there is a high degree of uncertainty concerning whether the customer will adhere to the full contract term, the agreed fees for the next 12 months are recognized as new orders on a revolving basis. In the event an order is cancelled or modified in amount during the ongoing fiscal year, we adjust our new order total for the current period accordingly, rather than retroactively adjust previously published new order totals. However, if an order from the previous year is cancelled, it is generally not adjusted from current period new orders, but instead from existing orders on hand. There is no standard system among companies in our areas of activity for the compilation of new order information, with the result that our new order totals may not be comparable with new order totals published by other companies. Our new order totals are not audited by our external auditors, but we do subject them to internal documentation and review requirements. We may change our policies for recognizing new orders in the future without previous notice.

Fiscal 2007 – Results of Siemens

The following discussion presents selected information for Siemens for the fiscal years ended:

	New Orders (location of customer)					
	Year ended September 30,		% Change vs. previous year		therein	
(€ in millions)	2007	2006	Actual	Adjusted*	Currency	Portfolio
Germany	13,562	12,782	6%	5%	0%	1%
Europe (other than Germany)	26,648	22,351	19%	18%	0%	1%
Americas	22,831	20,202	13%	18%	(9)%	4%
Asia-Pacific	13,291	11,250	18%	19%	(3)%	2%
Africa, Near and Middle East, C.I.S.**	7,584	8,359	(9)%	(7)%	(3)%	1%
Siemens	**83,916**	**74,944**	**12%**	**13%**	**(3)%**	**2%**

* Excluding currency translation and portfolio effects.
** Commonwealth of Independent States.

Siemens booked €83.916 billion in new orders in fiscal 2007. This 12% rise compared to fiscal 2006 resulted in a book-to-bill ratio of 1.16 for the year. Europe outside Germany and the Americas were the two largest regions by volume, followed by Germany and Asia Pacific. Europe outside Germany showed the fastest growth of any region, with a 19% increase to €26.648 billion for the year led by strong demand at PG, Med, PTD and A&D and numerous large new contracts. Orders in Germany were €13.562 billion, up 6% including strong contributions from A&D, PG and TS.

In the Americas region, orders rose 13% in fiscal 2007, to €22.831 billion, despite considerable weakening of the U.S. dollar against the euro. Continuing demand for energy solutions at PG, and for industrial automation solutions at A&D and I&S, more than compensated for currency and market conditions that led to reductions in orders in the U.S. at TS, Med, Osram and SBT. As a result, the U.S. share of orders in the region fell to 73% compared to 78% in fiscal 2006. On an organic basis, excluding the net effect of portfolio transactions and unusually strong negative currency translation effects, orders were up 18% and 11% in the Americas and the U.S. respectively.

Orders in Asia-Pacific came in at €13.291 billion, 18% higher than in the prior year, with PG, A&D, PTD, Med and I&S all winning at least 20% more new business in the region. Orders in China and India were €4.871 billion and €2.015 billion, and grew at 12% and 15% respectively, and accounted for 52% of new Asia-Pacific orders. A year earlier, their combined share was 54%. New orders in the Africa, Near and Middle East, C.I.S. region came in 9% lower year-over-year, at €7.584 billion, primarily because the prior year included a large order at TS for both trains and maintenance in Russia. For the region as a whole, PTD, A&D and Osram saw double-digit order growth for the current period.

(€ in millions)	Revenue (location of customer) Year ended September 30, 2007	2006	% Change vs. previous year Actual	Adjusted*	therein Currency	Portfolio
Germany	12,594	12,382	2%	2%	0%	0%
Europe (other than Germany)	22,801	20,489	11%	10%	0%	1%
Americas	19,321	18,371	5%	9%	(8)%	4%
Asia-Pacific	10,937	9,457	16%	18%	(3)%	1%
Africa, Near and Middle East, C.I.S.**	6,795	5,788	17%	19%	(3)%	1%
Siemens	**72,448**	**66,487**	**9%**	**10%**	**(3)%**	**2%**

* Excluding currency translation and portfolio effects.
** Commonwealth of Independent States.

Revenue for fiscal 2007 totaled €72.448 billion, a 9% increase compared to fiscal 2006. Revenue in Europe outside Germany rose 11% year-over-year, to €22.801 billion, with A&D, PG and Med leading the increase. Revenue growth was more restrained in the Americas, affected by the considerable weakening of the U.S. dollar against the euro during the year, coming in 5% higher than in fiscal 2006 at €19.321 billion. Energy, automation and medical solutions were the highlights for the Americas overall as well as for the U.S., which accounted for 77% of the region's revenue for the year. On an organic basis, revenue for the Americas and the U.S. climbed 9% and 7% year-over-year, respectively.

Revenue grew more rapidly in Asia-Pacific, reaching €10.937 billion on a 16% rise. Revenue in China was up 13% to €4.146 billion, as A&D, PG and TS converted major orders from prior periods into current business. While the majority of Groups booked more revenue in China than in India, revenue for India jumped 62% year-over-year from €1.034 billion to €1.676 billion and every operating Group posted double-digit increases. Together China and India accounted for 53% of Asia-Pacific revenue, up from 50% in fiscal 2006. The Africa, Near and Middle East, C.I.S. region saw 17% growth compared to the prior year, benefiting from large infrastructure orders in prior years. Most Groups posted double-digit increases in the region, with Siemens' energy businesses accounting for 63% of the total volume of €6.795 billion.

(€ in millions)	Year ended September 30, 2007	2006	% Change
Gross profit on revenue	20,876	17,379	20%
as percentage of revenue	*28.8%*	*26.1%*	

Gross profit for fiscal 2007 increased 20% year-over-year, as all Groups in Operations increased gross profit. Gross profit margin increased to 28.8% from 26.1% a year earlier. This increase is due to improved gross profit margins over all groups, especially at SIS, benefiting from an improved cost structure following severance charges in the prior year.

(€ in millions)	Year ended September 30, 2007	2006	% Change
Research and development expenses	(3,399)	(3,091)	10%
as percentage of revenue	4.7%	4.6%	-
Marketing, selling and general administrative expenses	(12,103)	(11,897)	2%
as percentage of revenue	16.7%	17.9%	-
Other operating income	680	629	8%
Other operating expense	(1,053)	(260)	305%
Income from investments accounted for using the equity method, net	108	404	(73)%
Financial income (expense), net	(8)	254	-

Research and development expenses increased to €3.399 billion, led by higher outlays at Med and A&D. Despite the increase in our revenue year-over-year, R&D expenses as a percent of revenue increased slightly to 4.7% from 4.6% in fiscal 2006. For additional information with respect to R&D, see "Research and Development" and "Notes to Consolidated Financial Statements." Marketing, selling and general administrative expenses declined as a percent of revenue, to 16.7% from 17.9% a year earlier, due to the substantial increase in our revenue year-over-year.

Other operating income was €680 million in fiscal 2007, compared to €629 million a year earlier. Gains on sales of property, plant and equipment and intangibles increased from €208 million in fiscal 2006 to €289 million in fiscal 2007. In fiscal 2007, gains on disposals of businesses were €196 million, benefiting from a sale of a locomotive leasing business at TS, compared to €55 million in the prior year. Fiscal 2006 included a gain of €70 million related to the settlement of an arbitration proceeding.

Other operating expense increased significantly from €260 million in fiscal 2006 to €1.053 billion in fiscal 2007. The change year-over-year is due to expenses related to major legal and regulatory matters in the current period. This included €440 million stemming from sanctions on major suppliers of gas-isolated switchgear, and €152 million in expenses for external advisors and consultants related to legal and compliance issues, as well as €81 million in funding primarily for job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG (BenQ). Other operating expense in fiscal 2007 also included €60 million for goodwill impairment.

Income from investments accounted for using the equity method, net decreased to €108 million from €404 million a year earlier, due to the loss of €429 million in fiscal 2007 from NSN. Financial income (expense), net decreased from a positive contribution of €254 million in fiscal 2006 to a negative €8 million in fiscal 2007, primarily due to higher interest for financial liabilities, which were raised primarily at the end of the prior fiscal year. Fiscal 2006 benefited from a pre-tax gain of €84 million related to the sale of the Company's interest in SMS Demag AG.

(€ in millions)	Year ended September 30, 2007	2006	% Change
Income from continuing operations before income taxes	5,101	3,418	49%
Income taxes	(1,192)	(776)	54%
as percentage of income from continuing operations before income taxes	*23%*	*23%*	-
Income from continuing operations	3,909	2,642	48%
Income from discontinued operations, net of income taxes	129	703	(82)%
Net income	4,038	3,345	21%
Net income attributable to Minority interest	232	210	-
Net income attributable to Shareholders of Siemens AG	3,806	3,135	21%

Income from continuing operations before income taxes increased by 49% to €5.101 billion in fiscal 2007, from €3.418 billion a year earlier, driven by a combination of increased revenue and margins, partly offset with negative equity investment income of €429 million related to NSN and expenses related to major legal and regulatory matters totaled in the current period. Fiscal 2006 included severance charges at SIS of €576 million. In the last quarter of fiscal 2007, all groups reached their group profit margin targets.

Income from continuing operations in fiscal 2007 was €3.909 billion, up 48% from €2.642 billion in fiscal 2006, due to an increased income from continuing operations before income taxes. The effective tax rate was 23% in fiscal 2007 and 2006. Income tax expenses include adjustments related to the previously reported compliance investigation. As a result of that investigation, payments were identified that had been recorded as deductible business expenses in prior periods when determining income tax provisions. The Company's investigation has determined that certain of these payments were non-deductible under the tax laws of Germany and other jurisdictions. For further information, please refer to "Notes to the Consolidated Financial Statements."

Discontinued operations includes enterprise networks business, which is held for disposal, the carrier-related business, which was transferred into NSN, the Mobile Devices business sold to BenQ Corporation, and SV, which is held for disposal pending the closing of the sale of those operations to Continental AG. SV is included within discontinued operations on a retroactive basis to provide a meaningful comparison with prior periods. For fiscal 2007, income from discontinued operations contributed €129 million to net income, compared to €703 million a year earlier. Contribution to net income from SV activities was a negative €550 million compared to a positive €410 million in fiscal 2006. This decrease was due to an approximate €1.1 billion tax expense as well as interest expense and closing costs related to the carve-out. Full-year results at Com-related activities contributed positively in both the current and prior year, with €765 million and €357 million, respectively. The current-year result was higher primarily due to the €1.6 billion NSN non-cash gain. This gain was partly offset by €567 million in impairments at the enterprise networking business, a €201 million fine imposed on us in Germany, of which €200 million was tax deductible for tax purposes, and €104 million in other costs related to compliance matters. The remainder of the change year-over-year is due to an operating loss in the current year compared to operating profit at Com a year earlier. While the profitable carrier activities were included for all of fiscal 2006, they were transferred out of discontinued operations and into NSN midway through fiscal 2007. Effects related to BenQ reduced net income by €86 million and €64 million, respectively, in fiscal 2007 and fiscal 2006. For additional information with respect to discontinued operations, see "Notes to Consolidated Financial Statements."

Net income for Siemens in fiscal 2007 was €4.038 billion, a 21% increase compared to €3.345 billion in the same period a year earlier. Net income attributable to Shareholders of Siemens AG was €3.806 billion, up 21% from €3.135 billion in fiscal 2006.

Segment Information Analysis

Operations

Automation and Drives (A&D)

(€ in millions)	Year ended September 30, 2007	2006	% Change Actual	Adjusted*
Group profit	2,090	1,575	33%	
Group profit margin	13.6%	12.1%		
New orders	16,794	14,312	17%	16%
Total revenue	15,389	13,041	18%	16%
External revenue	13,695	11,564	18%	
Therein:				
Germany	*3,991*	*3,396*	*18%*	
Europe (other than Germany)	*4,191*	*3,485*	*20%*	
Americas	*2,643*	*2,324*	*14%*	
Asia-Pacific	*2,419*	*2,017*	*20%*	
Africa, Near and Middle East, C.I.S.	*451*	*342*	*32%*	

* Excluding currency translation effects of (2)% on revenue and orders, and portfolio effects of 4% and 3% on revenue and orders, respectively.

A&D increased its Group profit 33% compared to fiscal 2006, to €2.090 billion. A&D's largest divisions led the increase, including significant earnings growth in the Industrial Automation Systems, Mechanical Drives, Motion Control Systems and Large Drives divisions. The Group gained operating leverage on rising volume, particularly evident in lower selling costs as a percent of revenue. As a result, A&D's Group profit margin rose compared to fiscal 2006, even though the increase was held back by €143 million in purchase price accounting (PPA) effects associated with the Group's acquisitions of UGS Corp. (in May 2007) and Flender Holding GmbH (in fiscal 2005) as well as €23 million in integration costs. A&D saw a corresponding increase in amortization for intangible assets year-over-year.

Orders at A&D rose 17% year-over-year, to €16.794 billion, and revenue rose 18%, to €15.389 billion. Both orders and revenue included double-digit increases in Germany and all major regions of the world. A&D continued to generate the largest share of its business in Europe (including Germany), which accounted for 60% of revenue from external customers in both fiscal years. Revenue and orders benefited from the acquisition of UGS, a leading provider of product lifecycle management (PLM) software which A&D acquired to complement and extend its existing software capabilities. The PLM business got off to a good start within A&D, launching its technology integration and winning new customers for the Group.

Industrial Solutions and Services (I&S)

(€ in millions)	Year ended September 30, 2007	2006	% Change Actual	Adjusted*
Group profit	415	282	47%	
Group profit margin	4.7%	3.2%		
New orders	10,161	9,025	13%	15%
Total revenue	8,894	8,819	1%	3%
External revenue	7,824	7,837	(0)%	
Therein:				
Germany	*1,011*	*1,011*	*0%*	
Europe (other than Germany)	2,178	2,141	2%	
Americas	*2,359*	*2,549*	*(7)%*	
Asia-Pacific	*1,364*	*1,187*	*15%*	
Africa, Near and Middle East, C.I.S.	*912*	*949*	*(4)%*	

* Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 1% on revenue and orders.

In fiscal 2007, Group profit at I&S climbed to €415 million, a 47% increase year-over-year. Both earnings and margins improved throughout the Group, with the strongest increases coming in the Group's largest businesses: industrial services, oil and gas and metal technologies. Amortization during fiscal 2007 declined compared to fiscal 2006, primarily on lower PPA effects from acquisitions in prior years including VA Technologies AG (VA Tech).

Orders at I&S for fiscal 2007 rose to €10.161 billion, 13% higher than in fiscal 2006. This growth was fueled by strong demand in Asia-Pacific and the Americas, including large orders from Brazil and the U.S. While revenue of €8.894 billion also included healthy growth in Asia-Pacific, this was offset somewhat by the effects of industry-wide resource constraints as well as lower revenue in the postal automation and airport logistics businesses compared to fiscal 2006.

Siemens Building Technologies (SBT)

(€ in millions)	Year ended September 30, 2007	2006	% Change Actual	Adjusted*
Group profit	354	223	59%	
Group profit margin	7.0%	4.6%		
New orders	5,350	5,235	2%	5%
Total revenue	5,062	4,796	6%	8%
External revenue	4,952	4,695	5%	
Therein:				
Germany	*972*	*935*	4%	
Europe (other than Germany)	*1,885*	*1,768*	*7%*	
Americas	*1,715*	*1,641*	5%	
Asia-Pacific	*251*	*250*	*0%*	
Africa, Near and Middle East, C.I.S.	*129*	*101*	*28%*	

* Excluding currency translation effects of (3)% and (4)% on revenue and orders, respectively, and portfolio effects of 1% on revenue and orders.

SBT increased Group profit in fiscal 2007 by 59%, to €354 million, demonstrating increased emphasis on its higher-margin businesses in products and services and improved execution including more selective order intake in its solutions business. The Group's fire safety and heating, ventilation and air conditioning businesses made the largest contributions to Group profit. Earnings margins rose on a Groupwide basis as well, strengthening Group profit margin for SBT overall by well over two percentage points.

Orders of €5.350 billion grew modestly, rising 2% compared to fiscal 2006, in part due to adverse currency translation effects and slowing construction growth in the U.S., but also as a result of selective order intake. Revenue rose 6% year-over-year, to €5.062 billion, with SBT's largest markets in Europe, the Americas and Germany all contributing solid increases in external revenue compared to fiscal 2006. SBT closed among others the acquisition of an Indian system provider in fiscal 2007 and the acquisition of Bewator in Sweden in fiscal 2006, each bringing the Group new capabilities in building and infrastructure security.

Osram

	Year ended September 30,		% Change	
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	492	456	8%	
Group profit margin	10.5%	10.0%		
New orders	4,690	4,563	3%	7%
Total revenue	4,690	4,563	3%	7%
External revenue	4,677	4,547	3%	
Therein:				
Germany	*539*	*535*	*1%*	
Europe (other than Germany)	*1,216*	*1,126*	*8%*	
Americas	*1,947*	*1,982*	*(2)%*	
Asia-Pacific	*780*	*736*	*6%*	
Africa, Near and Middle East, C.I.S.	*195*	*168*	*16%*	

* Excluding currency translation effects of (4)% on revenue and orders.

Osram's Group profit of €492 million in fiscal 2007 was 8% higher than in the prior year. Along with strength in its large general lighting business, Osram benefited from higher earnings in its optical semiconductors business. Broad-based demand throughout the Group took revenue and orders up to €4.690 billion for the fiscal year. Excluding adverse currency translation effects, primarily in Osram's large U.S. market, revenue and orders rose 7% compared to the prior year on rising demand in Europe and Asia-Pacific.

The trend towards energy-efficient lighting solutions had a positive impact on the performance for the 2007 fiscal year. Osram was successful in innovative compact fluorescent lamps, high-intensity discharge lamps and LEDs. Energy-efficient products already account for 60 percent of revenue, and Osram intends to increase this to 80 percent over the next ten years. Osram's main focus for research and development is to make further advances in optical semiconductors (LED and OLED) and energy efficiency, for example with energy-saving lamps and with high-intensity discharge lamps.

Transportation Systems (TS)

	Year ended September 30,		% Change	
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	191	72	165%	
Group profit margin	4.3%	1.6%		
New orders	4,780	6,173	(23)%	(20)%
Total revenue	4,452	4,493	(1)%	2%
External revenue	4,418	4,429	(0)%	
Therein:				
Germany	*717*	*890*	*(19)%*	
Europe (other than Germany)	*2,353*	*2,150*	*9%*	
Americas	*390*	*583*	*(33)%*	
Asia-Pacific	*826*	*707*	*17%*	
Africa, Near and Middle East, C.I.S.	*132*	*99*	*33%*	

* Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (2)% on revenue and orders.

TS recorded Group profit of €191 million for fiscal 2007, including a net gain of €76 million on the sale of its locomotive leasing business. Earnings and margins rose on a Groupwide basis except for the mass transit business, which took charges related to its Combino railcar and posted a larger loss than in the prior year.

Orders of €4.780 billion reflect a significantly lower level of large orders for the Group as a whole in the second and third quarters compared to the same periods of the prior year. Revenue of €4.452 billion came close to the prior-year level despite a decline in revenue in the mass transit business. The Group's large European market contributed solid growth while business in Asia-Pacific continued to expand more rapidly from a smaller base.

Power Generation (PG)

	Year ended September 30,			
			% Change	
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	1,147	779	47%	
Group profit margin	9.4%	7.7%		
New orders	17,988	12,532	44%	43%
Total revenue	12,194	10,086	21%	20%
External revenue	12,159	10,068	21%	
Therein:				
Germany	*1,182*	*1,153*	*3%*	
Europe (other than Germany)	*2,920*	*2,267*	*29%*	
Americas	*3,405*	*2,706*	*26%*	
Asia-Pacific	*2,024*	*1,571*	*29%*	
Africa, Near and Middle East, C.I.S.	*2,628*	*2,371*	*11%*	

* Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 4% on revenue and orders.

Group profit at PG climbed 47% year-over-year, to €1.147 billion in fiscal 2007. All businesses in PG's portfolio generated strong growth in earnings and profitability. Highlights include a significant rise in earnings in the fossil services business and a sharply higher 9.5% margin in the wind power business, where earnings more than tripled. While PG faced higher materials costs compared to fiscal 2006, strong demand enabled the Group to offset the increase with higher prices. Both fiscal years included charges at major projects for PG's fossil power generation business. While PG reduced these charges in fiscal 2007, the improvement was partially offset by negative equity investment income and lower cancellation gains compared to fiscal 2006. In particular, equity investment income in fiscal 2007 was a negative €2 million due to a negative €45 million result related to PG's equity stake in Areva NP, a nuclear power company. In fiscal 2006, equity investment income was a positive €36 million despite a negative €27 million result related to Areva NP. The net effect of project charges, equity investment income and other non-operating effects, including the settlement of an arbitration proceeding and the sale of a business in fiscal 2007 and the effects of the bankruptcy of a consortium partner in fiscal 2006 reduced PG's Group profit margin by more than half a percentage point in the current fiscal year and by approximately two percentage points in the prior year. PG expects continued volatility in equity investment earnings in coming quarters.

Demand for PG's power generation solutions was balanced both regionally and among PG's divisions. This balance is particularly notable in comparison to the previous cycle of high global demand for gas turbine energy systems at the beginning of the decade, before PG expanded its industrial turbine business and built its wind power business. In fiscal 2007, PG's non-fossil businesses generated 40% of revenues and 41% of new orders. These total benefited from the acquisition of AG Kühnle Kopp & Kausch in the first quarter of fiscal 2007. Fiscal 2007 orders for PG overall climbed to €17.988 billion, up 44% year-over-year, and are expected to increase the earnings quality of PG's order backlog as they replace older, lower-margin orders that are being fulfilled in coming quarters. Revenue for the year rose to €12.194 billion, 21% higher than in the prior year. On a regional basis, Asia-Pacific, Europe (outside Germany) and the Americas all contributed rapid revenue growth for the year. PG closed one acquisition in fiscal 2007 and two acquisitions in fiscal 2006, each bringing the Group new capabilities for clean power generation.

Power Transmission and Distribution (PTD)

	Year ended September 30,		% Change	
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	650	315	106%	
Group profit margin	8.5%	4.8%		
New orders	9,896	8,028	23%	27%
Total revenue	7,689	6,509	18%	21%
External revenue	7,126	6,032	18%	
Therein:				
Germany	*660*	*558*	*18%*	
Europe (other than Germany)	*1,842*	*1,684*	*9%*	
Americas	*1,373*	*1,233*	*11%*	
Asia-Pacific	*1,601*	*1,457*	*10%*	
Africa, Near and Middle East, C.I.S.	*1,650*	*1,100*	*50%*	

* Excluding currency translation effects of (3)% and (4)% on revenue and orders, respectively.

PTD's Group profit in fiscal 2007 was €650 million, more than double the level in the prior year. Group profit margin for the year benefited from €25 million in hedging effects not qualifying for hedge accounting. The prior-year results included charges related to restructuring programs. Higher revenue in fiscal 2007 led to higher capacity utilization and other operating efficiencies, which in turn enabled all divisions within PTD to increase their earnings and margins compared to fiscal 2006.

In a strong global market for secure, high-efficiency power transmission and distribution, PTD's orders increased 23%, to €9.896 billion. The Group's high-voltage direct current (HVDC) technology was a strong driver of large orders during the year, including contract wins in China, India and the U.S. Revenue rose 18% year-over-year, to €7.689 billion, with Europe (including Germany), the Americas and Asia-Pacific all posting double-digit increases in revenue to external customers and external revenue in Africa, Near and Middle East, C.I.S. rose 50% year-over-year.

Medical Solutions (Med)

	Year ended September 30,		% Change	
(€ in millions)	2007	2006*	Actual	Adjusted**
Group profit	1,323	988	34%	
Group profit margin	13.4%	12.0%		
New orders	10,271	9,334	10%	(2)%
Total revenue	9,851	8,227	20%	6%
External revenue	9,798	8,164	20%	
Therein:				
Germany	*875*	*682*	*28%*	
Europe (other than Germany)	*2,462*	*1,843*	*34%*	
Americas	*4,578*	*4,044*	*13%*	
Asia-Pacific	*1,468*	*1,222*	*20%*	
Africa, Near and Middle East, C.I.S.	*415*	*373*	*11%*	

* Group profit has been adjusted. For further information see "Notes to Consolidated Financial Statements."
** Excluding currency translation effects of (5)% on revenue and orders, and portfolio effects of 19% and 17% on revenue and orders, respectively.

Group profit at Med climbed to €1.323 billion, 34% higher than in fiscal 2006, and Group profit margin rose to 13.4%. These results demonstrate the competitive strength and international success of Med's diagnostics imaging businesses, which increased their earnings and profitability compared to the prior year despite continuing market pressure in the U.S., including effects from the U.S. Deficit Reduction Act (DRA). Med's equity investment income in fiscal 2007 rose to €60 million from €27 million a year earlier, benefiting from a €23 million gain on the sale of a portion of its stake in a joint venture, Draeger Medical AG & Co. KG. These factors enabled Med to more than offset the loss of 1.8 percentage points from Group profit margin due to PPA effects of €91 million and integration costs of €84 million stemming from two major acquisitions. Diagnostic Products Corp. was acquired late in fiscal 2006 for approximately €1.4 billion, and a division of Bayer AG was acquired in the second quarter of fiscal 2007 for approximately €4.5 billion. Med saw a corresponding increase in amortization of intangible assets compared to fiscal 2006.

During fiscal 2007, Med integrated the two acquisitions mentioned above into its new Diagnostics division. This business provides a wide range of "in-vitro" solutions, which produce diagnostic information using samples taken from a patient's body and tested in a clinical laboratory. The Diagnostics division thus strongly complements Med's imaging businesses, which provide diagnostic information from images of organs and tissues within the body ("in-vivo"). With these two acquisitions Med created the first integrated diagnostic company. During fiscal 2007 Med announced a third acquisition for the Diagnostics division: Dade Behring, Inc., a leading clinical laboratory diagnostics company. The purchase price for this acquisition, which closed in the first quarter of fiscal 2008, was approximately $7 billion (€5 billion).

The Diagnostics division brought significant new volume to Med in fiscal 2007. Orders raised 10%, to €10.271 billion and revenue climbed 20% year-over-year, to €9.851 billion, on double-digit growth in Germany and all major regions of the world.

Siemens IT Solutions and Services (SIS)

	Year ended September 30,		% Change	
(€ in millions)	2007	2006	Actual	Adjusted*
Group profit	252	(731)		
Group profit margin	4.7%	(12.8)%		
New orders	5,156	5,574	(7)%	5%
Total revenue	5,360	5,693	(6)%	5%
External revenue	3,988	4,466	(11)%	
Therein:				
Germany	*1,498*	*1,788*	*(16)%*	
Europe (other than Germany)	*1,854*	*2,014*	*(8)%*	
Americas	*472*	*505*	*(7)%*	
Asia-Pacific	*98*	*75*	*31%*	
Africa, Near and Middle East, C.I.S.	*66*	*84*	*(21)%*	

* Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (10)% and (11)% on revenue and orders, respectively.

Fiscal 2007 was the first year of operation for SIS, which combines the former Siemens Business Services (SBS) Group with the four software development entities Program and System Engineering (PSE), Siemens Information Systems Ltd. (SISL), Development Innovation and Projects (DIP) and the Business Innovation Center (BIC). Results for SIS are presented on a retroactive basis, to provide a meaningful comparison with prior periods.

Group profit of €252 million resulted largely from a significantly improved cost structure at SIS, following severance programs in prior-years, which in fiscal 2006 resulted in severance charges of €576 million. The severance charges were a major factor in the Group's loss of €731 million in fiscal 2006. Furthermore Group profit in fiscal 2007 benefited from more selective order intake. Equity investment income of €10 million in fiscal 2007 includes equity income related to BWI Informationstechnik GmbH, which has been set up in connection with the "HERKULES" project to modernize and manage the non-military information and communications technology of the German Federal Armed Forces. For additional information with respect to HERKULES, see "Notes to Consolidated Financial Statements."

Revenue and orders of €5.360 billion and €5.156 billion, respectively, came in lower than the prior-year totals due to the divestment of the Group's Product Related Services (PRS) business halfway through fiscal 2006. For additional information with respect to the PRS divestment, see "Notes to Consolidated Financial Statements." On an organic basis, revenue and orders were up 5% year-over-year. The percentage of the business volume conducted within Siemens rose to 26% from 22% in fiscal 2006. Externally, SIS conducted a large majority of its business in Europe (including Germany) in both years.

Strategic Equity Investments (SEI)

SEI includes results at equity from three companies in which Siemens holds a strategic equity stake: Nokia Siemens Networks B.V. (NSN), BSH Bosch und Siemens Hausgeräte GmbH (BSH), and Fujitsu Siemens Computers (Holding) B.V. (FSC). In fiscal 2006, before NSN became part of SEI, equity investment income related to BSH and FSC was €225 million. In fiscal 2007, equity investment income related to BSH and FHC increased to €268 million. In contrast, NSN took €991 million in charges including €646 million for severance. As a result, Siemens' equity investment income related to NSN was a negative €429 million, and fiscal 2007 equity investment income for SEI overall was a negative €161 million.

Other Operations

Other Operations consist of centrally held operating businesses not related to a Group, including Siemens Home and Office Communication Devices (SHC) and, in fiscal 2006, the distribution and industry logistics (Dematic) businesses carved out of the former Logistics and Assembly Systems Group. Other Operations improved to a negative €193 million in fiscal 2007 compared to a negative €317 million in fiscal 2006, when the Dematic business lost €159 million and SHC also posted a negative result. In fiscal 2007, SHC turned its business around and contributed €13 million in profit for the year. Centrally carried regional costs not allocated to the Groups totaled €96 million in the current period, up from €59 million in the prior year. In addition, fiscal 2007 included an impairment of €52 million at a regional payphone company in Europe. Revenue for Other Operations for fiscal 2007 was €2.884 billion, down from €3.944 billion a year earlier primarily due to the Dematic divestment. Within these totals, revenue at SHC remained stable near €790 million.

Reconciliation to Financial Statements

Reconciliation to financial statements includes various categories of items, which are not allocated to the Groups because the Managing Board has determined that such items are not indicative of the performance of the individual Groups.

Corporate items, pensions and eliminations

Corporate items, pensions and eliminations was a negative €1.672 billion in fiscal 2007 compared to a negative €527 million a year earlier. The major factor in this change was Corporate items, which increased to a negative €1.728 billion from a negative €553 million in fiscal 2006 due largely to €843 million in costs related to legal and regulatory matters. Within this figure, significant effects included €440 million stemming from sanctions on major suppliers of gas-isolated switchgear, €152 million in expenses for outside experts engaged to assist with internal and external investigations, and €81 million in funding primarily for job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG (BenQ). Corporate items also included higher expenses related to a major asset retirement obligation. Finally, Corporate items in fiscal 2007 also includes €106 million related to Siemens' regional sales organization in Germany, primarily including an impairment. A year earlier, Corporate items benefited from a €95 million gain on the sale of an investment, as well as €70 million in positive effects from settlement of an arbitration proceeding.

Other interest expense

Other interest expense of Operations for fiscal 2007 was €497 million compared to interest expense of €325 million a year earlier. The change was mainly due to increased intra-company financing of Operations by Corporate Treasury year-over-year.

Financing and Real Estate

Siemens Financial Services (SFS)

	Year ended September 30,		
(€ in millions)	2007	2006	% Change
Income before income taxes	329	306	8%
Total assets	8,912	10,543	(15)%

Income before income taxes (IBIT) at SFS rose to €329 million in fiscal 2007 from €306 million in fiscal 2006. The current year benefited from gains on sales of shares in the Equity division and special dividends resulting from divestment gains by a company in which SFS holds an equity position. IBIT in the prior period included the special dividend mentioned above. Total assets declined compared to the end of fiscal 2006, due to a significant reduction in accounts receivable related to the carve-out of SV and the transfer of carrier activities into NSN.

With respect to the capital structure of SFS, see "Contractual Obligations."

Siemens Real Estate (SRE)

	Year ended September 30,		
(€ in millions)	2007	2006	% Change
Income before income taxes	228	115	98%
Revenue	1,686	1,705	(1)%
Total assets	3,091	3,221	(4)%

Income before income taxes at SRE was €228 million in fiscal 2007, compared to €115 million in the prior year. A year earlier, SRE's results included significantly higher vacancy charges and a lower level net gains from real estate disposals.

With respect to the capital structure of SRE, see "Contractual Obligations."

Eliminations, reclassifications and Corporate Treasury

Income before income taxes from eliminations, reclassifications and Corporate Treasury was €153 million in fiscal 2007 compared to a negative €18 million in fiscal 2006. The difference is due mainly to negative net effects in the prior year from a mark-to-market valuation of a cash settlement option associated with €2.5 billion of convertible bonds issued in 2003.

The following table shows selected topics included in Group profit and Income before income taxes as well as a reconciliation to EBITDA (adjusted):

Reconciliation from Group profit / Income before income taxes to EBITDA (adjusted)

For the fiscal years ended September 30, 2007 and 2006 (in millions of €)

	Group profit		Income (loss) from investments accounted for using the equity method, net[1]	
	2007	2006	2007	2006
Operations Groups				
Automation and Drives (A&D)	2,090	1,575	–	–
Industrial Solutions and Services (I&S)	415	282	15	9
Siemens Building Technologies (SBT)	354	223	1	2
Osram	492	456	5	1
Transportation Systems (TS)	191	72	1	1
Power Generation (PG)	1,147	779	(2)	36
Power Transmission and Distribution (PTD)	650	315	19	15
Medical Solutions (Med)	1,323	988	60	27
Siemens IT Solutions and Services (SIS)	252	(731)	10	1
Strategic Equity Investments (SEI)	(161)	225	(161)	225
Other Operations	(193)	(317)	24	25
Total Operations Groups	**6,560**	**3,867**	**(28)**	**342**
Reconciliation to financial statements				
Corporate items, pensions and eliminations	(1,672)	(527)	67	9
Other interest income/expense	(497)	(325)	–	–
Total Operations	**4,391**	**3,015**	**39**	**351**
	Income before income taxes			
Financing and Real Estate Groups				
Siemens Financial Services (SFS)	329	306	59	57
Siemens Real Estate (SRE)	228	115	10	(4)
Total Financing and Real Estate	**557**	**421**	**69**	**53**
Eliminations, reclassifications and Corporate Treasury	**153**	**(18)**	**–**	**–**
Siemens	**5,101**	**3,418**	**108**	**404**

(1) Includes impairments of investments accounted for using the equity method.
(2) Includes impairments of non-current available-for-sale financial assets.
(3) Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(4) Amortization and impairments of intangible assets other than goodwill.
(5) Includes impairments of goodwill of €60 in fiscal 2007 and – in fiscal 2006.

Financial income (expense), net[2]		EBIT (adjusted)[3]		Amortization[4]		Depreciation and impairments of property, plant and equipment and goodwill[5]		EBITDA (adjusted)	
2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
(1)	4	2,091	1,571	134	78	240	218	2,465	1,867
(6)	3	406	270	35	47	73	76	514	393
(3)	(3)	356	224	61	55	66	54	483	333
6	7	481	448	28	30	227	231	736	709
(8)	(7)	198	78	5	6	53	51	256	135
(1)	12	1,150	731	66	65	163	151	1,379	947
11	(3)	620	303	27	47	83	72	730	422
34	4	1,229	957	217	156	221	128	1,667	1,241
(1)	1	243	(733)	59	59	223	233	525	(441)
–	–	–	–	–	–	–	–	–	–
–	18	(217)	(360)	50	38	128	83	(39)	(239)
31	**36**	**6,557**	**3,489**	**682**	**581**	**1,477**	**1,297**	**8,716**	**5,367**
61	298	(1,800)	(834)	120	20	(32)	(16)	(1,712)	(830)
(497)	(325)	–	–	–	–	–	–	–	–
(405)	**9**	**4,757**	**2,655**	**802**	**601**	**1,445**	**1,281**	**7,004**	**4,537**
256	264	14	(15)	5	5	272	236	291	226
(98)	(84)	316	203	1	1	160	190	477	394
158	**180**	**330**	**188**	**6**	**6**	**432**	**426**	**768**	**620**
239	**65**	**(86)**	**(83)**	**–**	**–**	**–**	**–**	**(86)**	**(83)**
(8)	**254**	**5,001**	**2,760**	**808**	**607**	**1,877**	**1,707**	**7,686**	**5,074**

EVA Performance

During fiscal 2007, Siemens continued its enterprise-wide focus on economic value added (EVA). We tie a significant portion of our executive incentive compensation to achieving EVA targets.

EVA is a financial performance measure of the value created or destroyed by a business. In simple terms, it compares the earnings of a business (using Group profit for the Operations Groups and income before income taxes for the Financing and Real Estate businesses as a base) against the cost of capital employed to run that business. A positive EVA means that a business has earned more than its cost of capital, whereas a negative EVA means that a business has earned less than its cost of capital. Depending on the change of EVA between comparable fiscal periods, a business is defined as value-creating or value-destroying. Consequently, the increase or decrease in EVA is an important measure of financial performance.

We use this measure of performance in addition to Group profit and income before income taxes because those measures focus on results without taking into consideration the cost of capital employed in the business. In this manner, EVA complements Group profit and income before income taxes. For EVA calculation purposes, data from the consolidated financial statements is used and to a limited extent adjusted. The most important financial adjustment representing the major part of the total EVA adjustment amount within our Operations component, results from operating lease commitments. We believe that including such financial adjustment in the EVA measure enhances our business decision-making processes.

As the two major business components of Siemens – Operations compared to Financing and Real Estate – are fundamentally different from each other, we use two types of EVA calculations: the industry concept in the case of Operations Groups and the financial concept in the case of Financing and Real Estate.

In the case of *Operations Groups*, we use Group profit as the base measure and apply a flat tax rate for calculating the operating profit after taxes. The cost of capital for each Group is determined by taking the weighted average of the after-tax cost of debt and equity of Siemens and applying a risk-based factor which takes into account the specific risk associated with the particular business.

In the case of *Financing and Real Estate*, we use the financial concept to calculate the EVA. As the base measure we use income before income taxes and apply a flat tax rate to arrive at the net operating profit after taxes. From this result, we deduct the capital charge, which is calculated by multiplying the cost of capital expressed as a percentage by the risk-adjusted equity allocated to this component. Since the cost of debt is already considered within the income before income taxes, the cost of capital is only based on equity components. The EVA for Corporate Treasury is calculated similarly to Financing and Real Estate.

Other organizations that use EVA as a measure of financial performance may define and calculate EVA differently.

Based on continuing operations, Siemens created EVA of €1.848 billion in fiscal 2007 compared to €1.229 billion a year earlier. Including discontinued operations, EVA was up to €2.136 billion in fiscal 2007 compared to €1.219 billion in fiscal 2006.

Economic Value Added (EVA) calculation
For the fiscal years ended September 30, 2007 and 2006

	Siemens		Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
(€ in millions)	2007	2006	2007	2006	2007	2006	2007	2006
Income from continuing operations	**3,909**	**2,642**	**117**	**(14)**	**3,365**	**2,331**	**427**	**325**
Income Taxes[1]	1,192	776	36	(4)	1,026	684	130	96
Income from continuing operations before income taxes	**5,101**	**3,418**	**153**	**(18)**	**4,391**	**3,015**	**557**	**421**
Other interest income (expense) of Operations, net	497	325	–	–	497	325	–	–
Taxes and financial adjustments	(1,609)	(952)	(46)	6	(1,427)	(866)	(136)	(92)
Net operating profit from continuing operations after taxes	**3,989**	**2,791**	**107**	**(12)**	**3,461**	**2,474**	**421**	**329**
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Total assets	**91,555**	**87,528**	**(7,648)**	**(5,793)**	**87,658**	**80,019**	**11,545**	**13,302**
Other asset related and miscellaneous reconciling items (see table segment information)	–	–	–	–	(62,432)	(67,596)	–	–
Financial adjustments	–	–	–	–	537	617	–	–
Pension adjustment and average calculation[2]	–	–	–	–	(1,057)	4,576	–	–
Liabilities[3]	–	–	–	–	–	–	(9,584)	(11,251)
Average net operating assets for Operations (continuing operations)/allocated equity for Financing and Real Estate	–	–	–	–	**24,706**	**17,616**	**1,961**	**2,051**
	2007	2006	2007	2006	2007	2006	2007	2006
Net operating profit from continuing operations after taxes	3,989	2,791	107	(12)	3,461	2,474	421	329
Capital charge[4]	(2,141)	(1,562)	(12)	(13)	(1,972)	(1,384)	(157)	(165)
EVA from continuing operations	**1,848**	**1,229**	**95**	**(25)**	**1,489**	**1,090**	**264**	**164**
EVA from discontinued operations	288	(10)	–	–	290	1	(2)	(11)
EVA from continuing and discontinued operations	**2,136**	**1,219**	**95**	**(25)**	**1,779**	**1,091**	**262**	**153**

[1] The income taxes of **Eliminations, reclassifications and Corporate Treasury, Operations**, and **Financing and Real Estate** are based on the consolidated effective corporate tax rate applied to income before income taxes.
[2] The term "Net operating assets" is the same as Net capital employed except the effects of financial adjustments and the fact that Average net operating assets are calculated on a monthly basis. The average net operating assets of discontinued operations have been eliminated for both fiscal years.
[3] As a result of allocated equity, liabilities are also partly allocated.
[4] Capital charge for **Eliminations, reclassifications and Corporate Treasury** is risk-determined.

The underlying assumptions of our EVA calculations are continuously reviewed. For fiscal 2007, we adjusted the key assumptions for our EVA calculation, particularly with respect to the market risk. This resulted in the following figures for Weighted Average Cost of Capital (WACC):

Operations Groups	WACC 2007
Automation and Drives (A&D)	7.5%
Industrial Solutions and Services (I&S)	8%
Siemens Building Technologies (SBT)	8%
Osram	7.5%
Transportation Systems (TS)	8%
Power Generation (PG)	8%
Power Transmission and Distribution (PTD)	8%
Medical Solutions (Med)	8%
Siemens IT Solutions and Services (SIS)	8.5%

To determine the capital charge for each Operations Group, the respective percentage is applied against the average net operating assets of the Operating Group. Average net operating assets were determined on a monthly basis, principally based on net capital employed. With the transition to IFRS in fiscal 2007, Siemens modified the definition of net capital employed. In particular liabilities deducted within net capital employed became defined more comprehensively. Prior year data are adjusted for incentive and reporting purposes to maintain a meaningful comparison.

The cost of risk-oriented equity of the Financing and Real Estate Groups was also adjusted to the changes in our business environment. The following table illustrates the current and the former percentages of our cost of equity for these Groups:

Financing and Real Estate Groups	Cost of equity 2007
Siemens Financial Services (SFS)	8.5%
Siemens Real Estate (SRE)	7.5%

Dividend

Siemens AG, the parent company of businesses discussed in this report, recorded net income under German accounting principles (HGB) of €2.317 billion for fiscal 2007 compared to €1.426 billion for the previous year.

At the Annual Shareholders' Meeting scheduled for January 24, 2008, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal: to pay €1.60 per share as a dividend, which aggregates to an expected total payout of €1.463 billion. The prior-year dividend was €1.45 per share. The amount attributable to shares of stock of Siemens AG held in treasury by the Company at the date of the Annual Shareholders' Meeting shall be carried forward.

Liquidity and capital resources

Financial Strategy and Capital Structure

Financial Strategy

Siemens is committed to a strong financial profile, which gives us the financial flexibility to achieve our growth and portfolio optimization goals.

Our principal source of Company financing are cash inflows from operating activities. Our Corporate Treasury generally manages cash and cash equivalents for the entire Company and has primary responsibility for raising funds in the capital markets for the entire Company, including the Financing and Real Estate component, except in countries with conflicting capital market controls. In these countries, the relevant Siemens subsidiary companies obtain financing primarily from local banks. At September 30, 2007 Siemens held €4.005 billion in cash and cash equivalents in various currencies of which approximately 68% were managed by Corporate Treasury. Corporate Treasury carefully manages investments of cash and cash equivalents subject to strict credit requirements and counterparty limits. In addition, Corporate Treasury lends funds via intragroup financing to the Operations and Financing and Real Estate components. This intragroup financing, together with intragroup liabilities between the components, is shown under intragroup liabilities in the balance sheets. Under this approach, at September 30, 2007, €2.886 billion of such intragroup financing was directly attributable to the Financing and Real Estate component and the remainder to the Operations component. At September 30, 2007, the Financing and Real Estate component additionally held €180 million in short-term and €411 million in long-term debt from external sources.

In addition to the sources of liquidity described below, we monitor funding options available in the capital markets, as well as trends in the availability and cost of such funding, with a view to maintaining financial flexibility and limiting repayment risk.

Capital Structure

As of September 30, 2007 and 2006, our capital structure was as follows:

	September 30,		
(€ in millions)	2007	2006	% Change
Total equity	**28,996**	**25,193**	**15%**
As a % of total capital	65%	62%	
Short-term debt	5,637	2,175	
Long-term debt	9,860	13,122	
Total debt	**15,497**	**15,297**	**1%**
As a % of total capital	35%	38%	
Total capital (total debt and total equity)	**44,493**	**40,490**	**10%**

In fiscal 2007, total equity increased by 15% compared to fiscal 2006 primarily due to an increase in retained earnings. Total debt increased during the last fiscal year by 1%. This resulted in an increase in equity as a percentage of total capital to 65% compared to 62% in fiscal 2006. Debt as a percentage of total capital decreased to 35% from 38% in the prior year.

Siemens is not subject to any statutory capital requirements. Commitments exist to sell or otherwise issue common shares in connection with established share-based payment plans. In fiscal 2007, commitments for share-based payment were fulfilled through capital increases. Beginning in fiscal 2008, we plan to fulfill commitments for share-based compensation through repurchases of the Company's shares. For additional information with respect to stock-based compensation and treasury shares, see "Notes to Consolidated Financial Statements."

As part of our Fit4 2010 program, we decided to optimize our capital structure. A key consideration is to maintain ready access to capital markets through various debt products and to preserve our ability to repay and service our debt obligations over time. We therefore set a capital structure goal that is measured by Adjusted industrial net debt divided by Earnings before interest taxes depreciation and amortization (EBITDA) as adjusted. The calculation of Adjusted industrial net debt is set forth in the table below. Adjusted EBITDA is calculated as earnings before income taxes (EBIT) (adjusted) before amortization (defined as amortization and impairments of intangible assets other than goodwill) and depreciation and impairments of property, plant and equipment and goodwill. Adjusted EBIT is income from continuing operations before income taxes less financial income (expense), net and income (loss) from investments accounted for using the equity method, net.

The target range for our capital structure ratio is 0.8 - 1.0, to be achieved by 2010. As a step toward achieving this target range, we have announced a program to repurchase up to €10 billion in Siemens shares over the next three years.

(€ in millions)	September 30, 2007	2006
Short term debt	5,637	2,175
Plus: Long term debt	9,860	13,122
Less: Cash and cash equivalents	(4,005)	(10,214)
Less: Current available for sale financial assets	(193)	(596)
Net debt	11,299	4,487
Less: SFS Debt excl. internally purchased receivables	(6,675)	(6,058)
Plus: Funded status pension plan	1,039	2,941
Plus: Funded status other post employment benefits	779	842
Plus: Credit guarantees	386	666
Less: approx. 50% nominal amount hybrid bond	(1,000)	(1,000)
Adjusted industrial net debt	**5,828**	**1,878**

Beginning in fiscal 2008, we will establish a "Siemens Credit Warehouse" in order to increase transparency on credit risk and centralize our credit risk management within Corporate Treasury. Siemens Credit Warehouse is managed by SFS as operating service provider on behalf of Corporate Treasury. Our operating units will transfer their current trade receivables including the inherent credit risk to the Siemens Credit Warehouse but remain responsible for the servicing such as collections and receivables management. Siemens Credit Warehouse will actively manage credit risk in its portfolio, i.e. sell or hedge exposure to specific customers, countries and industries. It can also transfer the receivables to third parties through securitization structures and thus explore an additional funding source for Siemens.

Ratings

A key factor in maintaining a strong financial profile is Siemens' credit rating, which is affected among other factors by the capital structure, the ability to generate cash flow, geographic and product diversification, as well as our competitive market position. Our current corporate credit ratings from Moody's Investors Service and Standard & Poor's are noted below:

	Moody's Investors Service	Standard & Poor's
Long-term debt	A1	AA–
Short-term debt	P-1	A–1+

On November 9, 2007, Moody's Investors Service downgraded Siemens' long-term corporate credit rating from Aa3 to A1 and set our outlook from "negative" to "stable." The rating action followed our announcements regarding the share-buy-back program and capital structure target mentioned above. The rating classification of A1 is the third highest rating within the agency's debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody's Investors Service's rating for our short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers' ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody's Investors Service published a credit opinion. The most recent credit opinion for Siemens as of November 13, 2007 classified the liquidity profile of the Company as "very healthy."

Standard & Poor's rates our long-term corporate credit AA– . On June 15, 2007 Standard & Poor's resolved the "CreditWatch negative," dated April 26, 2007 and kept a "negative" outlook. Within Standard & Poor's long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier " – " indicates that our long-term debt ranks in the lower end of the AA category. The Standard & Poor's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing. Outlooks have a time frame of typically two years. Ratings appear on CreditWatch when an event or deviation from an expected trend has occurred or is expected, and additional information is necessary to take a rating action. A rating review will normally be completed within approximately 90 days, unless the outcome of a specific event is pending.

Our short-term debt and commercial paper is rated A-1+ within Standard & Poor's short-term issue credit ratings, giving Siemens the highest-ranking short-term rating.

Siemens has no other agreements with nationally recognized statistical rating organizations to provide long-term and short-term credit ratings.

Cash Flow – Fiscal 2007 Compared to Fiscal 2006

The following discussion presents an analysis of Siemens' cash flows for fiscal 2007 and 2006. The first table presents cash flows for continuing and discontinued operations. The latter category includes cash flows relating to Siemens' enterprise networks business, which is held for sale, the carrier-related business, which was transferred into NSN, the Mobile Devices business sold to BenQ Corporation, and SV, which is held for sale pending the closing of its sale to Continental AG. For further information on discontinued operations, see "Notes to Consolidated Financial Statements." The second table focuses on cash flows from continuing operations for the components of Siemens.

Since the third quarter of fiscal 2007, Siemens reports free cash flow, defined as net cash provided by (used in) operating activities less cash used for additions to intangible assets and property, plant and equipment. We believe this measure is helpful to our investors as an indicator of our ability to generate cash from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or strategic investments. We also use free cash flow to compare cash generation among the segments (for further information, refer to "Consolidated Financial Statements – Segment Information").

		Continuing operations		Discontinued operations Year ended September 30,		Continuing and discontinued operations	
(€ in millions)		2007	2006	2007	2006	2007	2006
Net cash provided by (used in):							
Operating activities	A	9,822	5,003	(2,494)	656	7,328	5,659
Investing activities		(10,068)	(4,315)	(1,289)	(381)	(11,357)	(4,696)
Herein: Additions to intangible assets and property, plant and equipment	B	(3,067)	(3,183)	(684)	(869)	(3,751)	(4,052)
Free cash flow*	**A+B**	**6,755**	**1,820**	**(3,178)**	**(213)**	**3,577**	**1,607**

* The closest comparable financial measure under IFRS is "Net cash provided by (used in) operating activities." "Net cash provided by (used in) operating activities" from *continuing operations* as well as from *continuing and discontinued operations* is reported within the "Consolidated Statements of Cash Flow" for Siemens as a whole as well as for the components of Siemens (see table below). Refer to "Notes to Consolidated Financial Statements" for information on the reconciliation of cash flow used for "Additions to intangible assets and property, plant and equipment" as reported in this table and the table below into the line item "Additions to intangible assets and property, plant and equipment" as reported within the "Consolidated Statements of Cash Flow". Other companies that use free cash flow may define and calculate free cash flow differently.

Operating activities provided net cash of €7.328 billion in fiscal 2007, compared to €5.659 billion in fiscal 2006. These results include both continuing operations and discontinued operations. Within the total, continuing operations provided net cash of €9.822 billion, up from €5.003 billion a year earlier. Discontinued operations used net cash of €2.494 billion in the current period, including a build-up of net working capital, particularly receivables as well as €640 million tax payments related to the carve-out of SV. A year earlier, discontinued operations provided net cash of €656 million.

Investing activities used net cash of €11.357 billion in fiscal 2007, a substantial increase from €4.696 billion in the prior-year period. Within these results, continuing operations were the primary factor in the change year-over-year, using net cash of €10.068 billion compared to net cash used of €4.315 billion in the same period a year earlier. Discontinued operations used net cash of €1.289 billion compared to net cash used of €381 million in the prior-year period, which benefited from €465 million in proceeds from the sale of our shares in Juniper Networks, Inc (Juniper).

Continuing operations		Operations		SFS, SRE and Corporate Treasury*		Siemens	
		Year ended September 30,					
(€ in millions)		2007	2006	2007	2006	2007	2006
Net cash provided by (used in):							
Operating activities	A	6,407	3,405	3,415	1,598	9,822	5,003
Investing activities		(9,262)	(2,995)	(806)	(1,320)	(10,068)	(4,315)
Herein: Additions to intangible assets and property, plant and equipment	B	(2,313)	(2,415)	(754)	(768)	(3,067)	(3,183)
Free cash flow	**A+B**	**4,094**	**990**	**2,661**	**830**	**6,755**	**1,820**

* Also includes eliminations and reclassifications.

Operating activities provided net cash within continuing Operations of €6.407 billion in fiscal 2007, substantially up from €3.405 billion the year before. This increase was driven by a significant higher income from continuing operations year-over-year as well as by a substantial improvement in net working capital compared to the prior-year period. Accordingly, cash outflows relating to net inventories improved especially at I&S and SBT and current liabilities increased primarily due to advanced payments at PG. The current period also includes payments of €431 million relating to the antitrust investigation involving suppliers of high-voltage gas-isolated switching systems mentioned earlier, while the prior period included substantially higher cash outflows related to severance payments at SIS. Within Financing and Real Estate and Corporate Treasury, the change year-over-year in net cash provided by operating activities from continuing operations was due primarily to accounts receivable related to the carve-outs of SV and the carrier activities transferred into NSN. For Siemens overall, net cash provided by operating activities on a continuing basis amounted to €9.822 billion in fiscal 2007 compared to €5.003 billion in fiscal 2006.

Investing activities in continuing operations used €9.262 billion within Operations in fiscal 2007. Thereof, net cash outflows for acquisitions amounted to €7.334 billion, including approximately €4.2 billion spent for the Bayer acquisition at Med and approximately €2.7 billion spent for the acquisition of UGS Corp. at A&D. During the prior period, investing activities in continuing operations used net cash of €2.995 billion, benefiting from €1.127 billion in net proceeds from the sale of our shares in Infineon Technologies AG (Infineon). Net cash outflows for acquisitions amounted to €2.049 billion in fiscal 2006, including the acquisition of DPC at Med with approximately €1.3 billion net of €94 million cash acquired, as well as Electrium at A&D, Bewator at SBT, and the coal gasification business of Sustec-Group and Wheelabrator at PG with a combined preliminary purchase price of approximately €0.4 billion. Investing activities on a continuing basis at Corporate Treasury and Financing and Real Estate used net cash of €806 million in fiscal 2007 compared to €1.320 billion in the prior period. The change year-over-year is mainly related to available-for-sale financial assets. For Siemens overall, net cash used in investing activities in continuing operations increased to €10.068 billion in fiscal 2007 from €4.315 billion in fiscal 2006.

Free cash flow from continuing operations for Siemens was €6.755 billion for fiscal 2007, a significant increase from €1.820 billion in the same period a year earlier. The change year-over-year is due to the increase in net cash provided by operating activities mentioned above, combined with lower capital expenditures (CAPEX), defined as spending for additions to intangible assets and property, plant and equipment. Accordingly, cash flow used for CAPEX decreased to €3.067 billion, down from €3.183 billion a year before, especially due to reduced spendings at TS, SIS and PG. Siemens' cash conversion rate, calculated as free cash flow from continuing operations divided by income from continuing operations, improved to 1.73 in fiscal 2007 from 0.69 a year earlier.

Financing activities from continuing and discontinued operations in fiscal 2007 used net cash of €1.187 billion compared to net cash provided of €1.206 billion in fiscal 2006.

In the current period, changes in short-term debt provided net cash of €4.386 billion, mainly due to the issuance of commercial paper and medium term notes. These cash inflows were compensated by cash outflows for the repayment of long-term debt amounting to €4.595 billion in the current period, including approximately €3.2 billion in cash used for the redemption of the outstanding notes of the convertible bond mentioned earlier as well as by cash used for the redemption of a CHF250 million bond and a €991 million bond. Dividends paid to shareholders increased in the current period to €1.292 billion.

Financing activities in fiscal 2006 were characterized by substantial raising of long-term debt, totaling €6.701 billion. This included the issuance of two tranches of U.S. dollar-denominated bonds totaling U.S.$1.0 billion (€0.8 billion). Further we issued four tranches of U.S. dollar-denominated bonds totaling U.S.$5.0 billion (€3.9 billion), as well as a hybrid bond in two tranches, one denominated in euros (nominal €900 million) and one denominated in British pounds (nominal £750 million, or €1.1 billion). Repayment of long-term debt used €1.710 billion in cash in fiscal 2006, including a €1.6 billion payment for a bond, which was due on

July 4, 2006. The repayment of commercial paper programs was the major effect for cash outflows of €1.762 billion related to changes in short term debt. Dividends paid to shareholders amounted to €1.201 billion in fiscal 2006.

Capital Resources and Requirements
Our capital resources are comprised of cash and cash equivalents, current available-for-sale financial assets, total equity and cash flow from operating activities. Our capital requirements include scheduled debt service, regular capital spending and ongoing cash requirements from operating activities.

Net liquidity results from total liquidity, comprised of Cash and cash equivalents and available-for-sale financial assets, less total debt, comprised of short-term debt and current maturities of long-term debt and long-term debt. Total debt relates to our commercial paper, medium-term notes, bonds, loans from banks and obligations under finance leases as stated on the Consolidated Balance Sheets. We use the net liquidity measure for internal corporate finance management, as well as external communication with investors, analysts and rating agencies.

	September 30,	
(€ in millions)	2007	2006
Cash and cash equivalents	4,005	10,214
Current available-for-sale financial assets	193	596
Total liquidity	**4,198**	**10,810**
Short-term debt and current maturities of long-term debt	5,637	2,175
Long-term debt	9,860	13,122
Total debt	**15,497**	**15,297**
Net liquidity	(11,299)	(4,487)

Our sources of liquidity consist of a variety of short and long-term financial instruments including loans from financial institutions, commercial paper, notes and bonds.

Credit facilities – We have three credit facilities at our disposal, which are for general corporate purposes. Our credit facilities at September 30, 2007 consist of €6.797 billion in committed lines of credit.

- U.S.$5.0 billion undrawn syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks;
- €450 million undrawn revolving credit facility expiring September 2012 provided by a domestic bank;
- U.S.$4.0 billion syndicated multi-currency credit facility expiring August 2013 provided by a syndicate of international banks. The facility comprises a U.S.$1.0 billion term loan which was drawn in January 2007 and an undrawn U.S.$3.0 billion revolving tranche.

Commercial paper program – In fiscal 2007, we combined our U.S.$5 billion commercial paper program and €3 billion European commercial paper into a U.S.$9 billion Global multi-currency commercial paper program (€6.347 billion), including extendable notes capabilities. As of September 30, 2007, the nominal amount outstanding under this program was U.S.$6.182 billion (€4.360 billion). Our issues of commercial paper have a maturity of typically less than 90 days.

Medium-term note program – We have a medium-term note program of €5.0 billion. During fiscal 2007, the Company decided not to update the listing of the program. Accordingly, we can issue debt as private placements but not as listed debt. The nominal amount outstanding under this program was €1.389 billion at September 30, 2007.

None of our credit facilities contain a material adverse change provision of the type often found in facilities of such nature and none of our global commercial paper and medium-term note programs nor our credit facilities contain specific financial covenants such as rating triggers or interest coverage, leverage or capitalization ratios that could trigger remedies, such as acceleration of repayment or additional collateral.

Other financing instruments – In fiscal 2006, Siemens Financieringsmaatschappij N.V., a wholly owned Dutch subsidiary of Siemens AG issued two series of notes of U.S.$750 million maturing 2009 and 2012, as well as two series of notes of U.S.$1.750 billion maturing 2016 and 2026. In addition, Siemens Financieringsmaatschappij N.V. issued a Hybrid Capital bond in a euro tranche of €900 million and a British pound tranche of £750 million. The total nominal amount of our Hybrid bonds is approximately €2 billion. The reason for these issuances was to better match fund capital and currency requirements, to diversify our investor base and to strengthen the overall balance sheet.

Further information about our bonds and the other components of debt is given below and in "Notes to Consolidated Financial Statements."

Capital expenditures for Operating Groups – The capital expenditure rate (expressed as a percentage of depreciation and amortization) for property, plant and equipment (PPE) and intangible assets for fiscal 2007 was 109%. We have set a mid-term target to keep additions to PPE and intangible assets as a percentage of depreciation and amortization to 95% – 115%.

Cash flows related to portfolio activities – After the close of fiscal 2007, we occurred in November 2007 substantial debt financed cash outflows in connection with the Dade Behring acquisition. The preliminary purchase price for Dade Behring amounts to approximately €5 billion. In contrast, we will receive substantial cash inflows from the sale of SV (preliminary purchase price of approximately €11.4 billion). For further information, see "Strategic Overview," as well as "Notes to Consolidated Financial Statements."

Share buyback program – Subsequent to the close of the fiscal year end 2007, we announced our planned share-buyback program, which we will conduct over the next three years up to a total cash outflow of approximately €10 billion. For additional see "Subsequent Events."

Dividends – At the Annual Shareholders' Meeting scheduled for January 24, 2008, the Managing Board, in agreement with the Supervisory Board, will submit the following proposal: to pay €1.60 per share as a dividend, which aggregates to an expected total payout of €1.463 billion.

Contractual Obligations

In the ordinary course of business, Siemens' primary contractual obligations regarding cash involve debt service, purchase obligations and operating lease commitments.

The following table summarizes contractual obligations for future cash outflows as of September 30, 2007:

		Payments due by period			
(€ in millions)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Debt	15,497	5,637	847	3,123	5,890
Purchase obligations	12,884	11,622	1,013	159	90
Operating leases	2,450	581	837	481	551
Total contractual cash obligations	**30,831**	**17,840**	**2,697**	**3,763**	**6,531**

Debt – At September 30, 2007, Siemens had €15.497 billion of short- and long-term debt, of which €5.637 billion will become due within the next 12 months. Short-term debt includes current maturities of long-term debt, as well as loans from banks coming due within the next 12 months. At September 30, 2007, the weighted average maturity of our bonds and notes due after one year was 8.24 years. At September 30, 2006, total debt was €15.297 billion. Further information about the components of debt is given in "Notes to Consolidated Financial Statements."

Debt for Siemens at September 30, 2007 consisted of the following:

(€ in millions)	Short-Term	Long-Term	Total
Notes and bonds	693	8,196	8,889
Loans from banks	478	871	1,349
Other financial indebtedness	4,418	555	4,973
Obligations under finance leases	48	238	286
Total debt	**5,637**	**9,860**	**15,497**

The capital structure of the Financing and Real Estate component at September 30, 2007 and 2006 consisted of the following:

	September 30, 2007		September 30, 2006	
(€ in millions)	SFS	SRE	SFS	SRE
Assets	8,912	3,091	10,543	3,221
Allocated equity	1,041	920	1,131	920
Total debt	7,081	1,072	8,819	1,239
Therein intragroup financing	*6,822*	*739*	*8,487*	*928*
Therein debt from external sources	*259*	*333*	*333*	*311*
Debt to equity ratio	6.80	1.17	7.80	1.35
SFS internally purchased receivables	406	–	2,761	–
SFS debt excluding SFS internally purchased receivables	6,675	–	6,058	–

Both Moody's and Standard & Poor's view SFS as a captive finance company. These ratings agencies generally recognize and accept higher levels of debt attributable to captive finance subsidiaries in determining long-term and short-term credit ratings.

The allocated equity for SFS is determined and influenced by the respective credit ratings of the rating agencies and by the expected size and quality of its portfolio of leasing and factoring assets and equity investments and is determined annually. This allocation is designed to cover the risks of the underlying business and is in line with common credit risk management banking standards. The actual risk profile of the SFS portfolio is monitored and controlled monthly and is evaluated against the allocated equity.

Purchase obligations – At September 30, 2007, Siemens had €12.884 billion in purchase obligations. Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and which specify all of the following items: (i) fixed or minimum quantities, (ii) fixed, minimum or variable price provisions and (iii) approximate timing of the transaction.

Operating leases – At September 30, 2007, Siemens had a total of €2.450 billion in total future payment obligations under non-cancelable operating leases. For additional information, see "Notes to Consolidated Financial Statements."

Siemens is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €597 million as of September 30, 2007 and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €38 million as of September 30, 2007. For additional information with respect to asset retirement obligations, see "Notes to Consolidated Financial Statements."

Off-Balance Sheet Arrangements

Guarantees – Guarantees are principally represented by credit guarantees and guarantees of third-party performance. As of September 30, 2007, the undiscounted amount of maximum potential future payments for guarantees was €8.463 billion. Credit guarantees cover the financial obligation of third-parties in cases where Siemens is the vendor and/or contractual partner. In addition, Siemens provides credit line guarantees with variable utilization to associated and related companies. The total amount for credit guarantees was €386 million as of September 30, 2007. Performance bonds and guarantees of advanced payments guarantee the fulfillment of contractual commitments of partners in a consortium where Siemens may be the general or subsidiary partner. In the event of non-performance under the contract by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. Guarantees of third-party performance amounted to €1.995 billion as of September 30, 2007. The Federal Republic of Germany has commissioned a consortium consisting of SIS and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI) will provide the services required by the terms of the contract. SIS is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item "HERKULES obligations" due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €4.2 billion and will be reduced by approximately €400 million per year over the 10-year contract period. Yearly payments under these guarantees are limited to €400 million plus, if applicable, a maximum of €90 million in unused guarantees carried forward from the prior year. Furthermore, Siemens has provided indemnification in connection with dispositions of certain business entities, which protects the buyer from certain tax, legal, and other risks related to the purchased business entity. These other guarantees were €1.882 billion as of September 30, 2007. In the event that it becomes probable that Siemens will be required to satisfy these guarantees, provisions are established. Such provisions are established in addition to the liabilities recognized for the non-contingent component of the guarantees. Most of the guarantees have fixed or scheduled expiration dates, and in practice such guarantees are rarely drawn. For additional information with respect to our guarantees, see "Notes to Consolidated Financial Statements."

Pension Plan Funding

The defined benefit obligation (DBO) of Siemens' principal pension plans, which considers future compensation increases, amounted to €25.0 billion on September 30, 2007, compared to €26.7 billion on September 30, 2006. The fair value of plan assets as of September 30, 2007 was €24.0 billion compared to €23.8 billion on September 30, 2006. Accordingly, the combined funding status of Siemens principal pension plans on September 30, 2007 showed an underfunding of €1.0 billion compared to an underfunding of €2.9 billion at the end of the prior fiscal year. The actual return on plan assets during the last twelve months amounted to €1.295 billion. This represents a 5.6% return, compared to the expected return of 6.5%. Siemens was able to generate this return mainly due to strong equity markets (amongst others emerging markets) and good real estate returns, despite of the negative impact of interest rate increases on fixed income investments.

Siemens' funding policy for its pension funds is part of its overall commitment to sound financial management, which also includes an ongoing analysis of the structure of its pension liabilities, particularly the duration by class of beneficiaries. To balance return and risk, Siemens has developed a pension benefit risk management concept. As prime risk we have identified a decline in the principle plans' funded status as a result of adverse developments of plan assets and/or defined benefit obligations. We monitor our investments and our defined benefit obligations in order to measure such prime risk. The prime risk quantifies the expected maximum decline in the funded status for a given confidence level over a given time horizon. A risk budget on group level forms the basis for the determination of our investment strategy, i.e. the strategic assets class allocation of principle plan assets and the degree of interest rate risk hedging. Both, risk budget and investment strategy, are regularly reviewed by external experts of the international insurance industry to allow for an integral view on pension assets and pension liabilities. We select asset managers based on our quantitative and qualitative analysis and subsequently monitor their performance and risk, both on a stand-alone basis, as well as in the broader portfolio context. We review the asset allocation of each plan in light of the duration of the related pension liabilities and analyze trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

Siemens also regularly reviews the design of its pension plans. Historically, the majority of Siemens pension plans have included significant defined benefits. However, in order to reduce the Company's exposure to certain risks associated with defined benefit plans, such as longevity, inflation, effects of compensation increases and other factors, we implemented new pension plans in some of our major subsidiaries including Germany, the U.S. and the U.K. during the last several years. The benefits of these new plans are based predominantly on contributions made by the Company and, to a minor extent, the effects of longevity, inflation adjustments and compensation increases. We expect to continue to review the need for the implementation of similar plan designs outside Germany in the coming years to better control future benefit obligations and related costs.

For more information on Siemens pension plans, see "Notes to Consolidated Financial Statements."

Overview Financial Position

Our financial position in fiscal 2007 was predominantly influenced by the pending sale of SV, the transfer of the carrier-related operations of the former Group Com into NSN and the integration of the diagnostics division of Bayer AG and UGS. The assets and liabilities of SV-related operations of Siemens are classified on the balance sheet as held for disposal and measured at the lower of their carrying amount or fair value less costs to sell, due to the pending sale. The assets and liabilities of the carrier-related operations of the former Com Group classified on September 30, 2006 on the balance sheet as held for disposal have been transferred into NSN during fiscal 2007, in return the value of the investments accounted for using the equity method increased. The integration of the Bayer and UGS businesses during fiscal 2007 increased assets and liabilities, whereas the acquisitions themselves resulted in significant cash outflows. For information on acquisitions and dispositions and on the carrying amounts of major classes of assets and liabilities held for disposal, see "Notes to Consolidated Financial Statements."

The following table shows current assets at end of fiscal 2007 and fiscal 2006:

	September 30,	
(€ in millions)	2007	2006
Cash and cash equivalents	4,005	10,214
Available-for-sale financial assets	193	596
Trade and other receivables	14,620	15,148
Other current financial assets	2,932	2,370
Inventories	12,930	12,790
Income tax receivables	398	458
Other current assets	1,322	1,274
Assets classified as held for disposal	11,532	7,164
Total current assets	47,932	50,014

Cash and cash equivalents totaled €4.005 billion as of September 30, 2007. The decrease of €6.209 billion was primarily driven by cash outflows associated with investing activities, in particular due the acquisitions mentioned above. For further information, see "Cash Flow-Fiscal 2007 compared to fiscal 2006."

The decrease in trade and other receivables year-over-year was primarily driven by reclassification of SV assets in assets held for disposal. Despite the same reclassification effect for inventories, inventories increased due to the broad based order growth at Operating Groups and the above-mentioned acquisitions.

Assets classified as held for disposal increased by €4.368 billion. This change primarily reflects the transfer of assets of approximately €5 billion of the carrier-related operations of the former Com Group into NSN during fiscal 2007, and the reclassification of SV into assets classified as held for disposal of €9 billion.

Long-term assets at the respective balance sheet dates for fiscal 2007 and 2006 were as follows:

(€ in millions)	September 30, 2007	2006
Goodwill	12,501	9,689
Other intangible assets	4,619	3,385
Property, plant and equipment	10,555	12,072
Investments accounted for using the equity method	7,016	2,956
Other financial assets	5,561	5,042
Deferred tax assets	2,594	3,657
Other assets	777	713
Total long-term assets	43,623	37,514

In fiscal 2007, the net increase in goodwill and other intangible assets primarily related to acquisitions and purchase accounting adjustments with an offsetting effect from the reclassification of SV. For further information see "Notes to Consolidated Financial Statements."

The net decrease in property, plant and equipment results from the reclassification of SV assets into assets held for disposal.

The total decrease in current assets and the increase in long-term assets were mainly related to the transfer of assets of approximately €5 billion, classified as held for disposal, of the carrier-related operations of the former Com Group into NSN during fiscal 2007, as well as acquisitions that caused a reduction in cash and cash equivalents and an increase in long-term assets.

The table below shows current and long-term liabilities at the respective balance sheet dates:

(€ in millions)	September 30, 2007	2006
Short-term debt and current maturities of long-term debt	5,637	2,175
Trade payables	8,382	8,443
Other current financial liabilities	2,553	1,929
Current provisions	3,581	3,859
Income tax payables	2,141	1,582
Other current liabilities	17,058	15,591
Liabilities associated with assets classified as held for disposal	4,542	5,385
Total current liabilities	43,894	38,964
Long-term debt	9,860	13,122
Pension plans and similar commitments	2,780	5,083
Deferred tax liabilities	580	184
Provisions	2,103	1,858
Other financial liabilities	411	248
Other liabilities	2,300	2,174
Total long-term liabilities	18,034	22,669

Short-term debt and current maturities of long-term debt totaled €5.637 billion at the end of fiscal 2007, an increase of €3.462 billion from the prior year-end. This increase primarily results from the issuance of commercial paper in fiscal 2007, with an outstanding amount of €4.332 billion as of September 30, 2007.

Compared to fiscal 2006, long-term debt decreased by €3.262 billion to €9.860 billion in fiscal 2007. In fiscal 2007 the Company repurchased a principal amount of approximately €1.9 billion of its outstanding convertible notes of the €2.5 billion 1.375% €-bond and paid approximately €3.2 billion in cash and redeemed two outstanding bonds. Further information about the notes and bonds is also provided under –Capital Resources and –Capital Requirements as well as in the "Notes to Consolidated Financial Statements."

Shareholders' equity and total assets were as follows:

(€ in millions)	September 30, 2007	2006
Total equity attributable to shareholders of Siemens AG	28,996	25,193
Equity ratio	*32%*	*29%*
Minority Interest	631	702
Total assets	91,555	87,528

Total shareholders' equity attributable to shareholders of Siemens AG increased by €3.803 billion to €28.996 billion at the end of fiscal 2007. The increase results mainly from net income attributable to shareholders of Siemens AG of €3.806 billion and actuarial gains on pension plans and similar commitments of €1.234 billion, less dividend payments of €1.292 billion.

Total assets increased by 5% in fiscal 2007, compared to fiscal 2006. Total shareholders' equity increased by 15%, as a result of which the equity ratio improved by almost three percentage points, to 32%.

For additional information on the financial position, see "Notes to Consolidated Financial Statements."

Subsequent Events

At the beginning of November 2007, Siemens completed the acquisition of Dade Behring which will be integrated into Med's Diagnostics division. For additional information, see "Notes to Consolidated Financial Statements."

On November 7, 2007, the Company also announced a share buyback program with a total volume of up to €10 billion by 2010.

Critical Accounting Estimates

We have prepared our consolidated financial statements in accordance with IFRS, as described in "Notes to Consolidated Financial Statements". Our significant accounting policies, as described in "Notes to Consolidated Financial Statements," are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on financial condition or results of operations. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue Recognition on Construction Contracts – The Company's Groups, particularly PG, TS, I&S, PTD and SBT, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Groups continually reviews all estimates involved in such construction contracts and adjusts them as necessary. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer's credit rating or by a credit analysis performed by Siemens Financial Services (SFS), which performs such reviews in support of the Company's Corporate Executive Committee. At a minimum, a customer's credit rating must be single B from external rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, the Company recognizes revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and Other Receivables – The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2007 and 2006, Siemens recorded a total valuation allowance for accounts receivable of €895 million and €956 million, respectively. Siemens also selectively assists customers through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate.

Impairment – Siemens tests at least annually whether goodwill has suffered any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a division to which goodwill is allocated involves the use of estimates by management. The recoverable amount is the higher of the division's fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on the financial budgets approved by management. Cash flow projections take into account past experience and represent management's best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Likewise, whenever property, plant and equipment and other intangible assets are tested for impairment, the determination of the assets' recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. For more information, see "Notes to Consolidated Financial Statements."

Pension and Postretirement Benefit Accounting – Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the balance sheet date. The expected return on plan assets assumptions are determined on a uniform basis, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a discussion of the current funding status and a sensitivity analysis with respect to the impact of certain critical assumptions on the net periodic benefit cost, see "Notes to Consolidated Financial Statements."

Provisions – Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs and legal proceedings. A significant portion of the business of certain of the operating Groups is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the IT service business, and estimates involving warranty costs.

Siemens is subject to legal and regulatory proceedings and government investigations in various jurisdictions. These proceedings are, amongst others, related to the area of competition law and to possible breaches of anticorruption legislation in Germany, the Foreign Corrupt Practices Act in the United States and similar legislation in other countries. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly affect results of future operations. Upon resolution of any legal or regulatory proceeding or government investigation, Siemens may incur charges in excess of the recorded provisions for such matters. It can not be excluded that the financial condition or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See "Notes to Consolidated Financial Statements" for additional information.

Non-financial performance measures

After conclusion of our Fit4More program in April 2007 we initiated a new program called Fit42010 that is based on the pillars of Fit4More. The overall objectives of Fit42010 remain to achieve sustainable and profitable growth and to increase the value of the company and are defined as *Performance* targets. Our *Performance* targets are for our operating businesses to achieve certain margin ranges and for the Company to continue to grow at least twice the global gross domestic product, to achieve an appropriate return on capital employed (ROCE), to attain a cash conversion rate (CCR) of 1 minus less the rate of our revenue growth rate and to improve the capital structure by reaching a defined ratio of adjusted industrial net debt to EBITDA (adjusted) (for additional information on these financial performance measures see "Outlook."

The drivers of the overall Performance targets are **Operational Excellence, People Excellence, Corporate Responsibility** and **Portfolio.** Progress toward the achievement of these targets is assessed predominantly by reference to non-financial performance measures.

Within **Operational Excellence** we execute our Siemens Management System initiative, which focuses on *Innovation, Customer focus* and *Global competitiveness* and is based on our *top*+ work processes and methods.

Within *Innovation* we use methods such as benchmarking and lead customer feedback in order to reinforce the innovative strength of the businesses. Furthermore we identified three additional core issues that we will address in collaboration with the businesses and the regions. These are the identification and promotion of disruptive innovation topics of significant relevance to our future business ("New Generation Business"), development and expansion of our network of top innovators, and intensively apply their experience throughout Siemens ("Siemens Top Innovators") and the expansion of our corporate image as a leader in innovation ("Innovator Image").

Market transparency and customer relationship management are examples of key elements of *Customer focus.* Market transparency involves setting goals on what percentage of the overall market must be secured in terms of individual customers and specific projects. Our customer relationship management is to be further improved through a sales transformation project in which information on our Company will be systematically collected and made available in the future from a central source. To gauge our customer relationship, we will introduce the "Net Promoter Score" company-wide. Net Promoter Score is a key indicator to measure the willingness of customers to recommend our products and services.

Our *Global competitiveness* corporate program focuses on continued development of existing lean production systems at Siemens, and accelerating its expansion through the reference configuration of a Siemens Production Systems (SPS), the improvement of the supply chain processes as well as process standardization, the development of service models and the expansion of expertise management in connection with service-based transactions.

With **People Excellence** we create a working culture that motivates our people to yield high performance results. The focus is on four topics: *Leadership Excellence (SLE) programs, Global talent pool (top talents), Expert Careers (key experts)* and *Performance Management Process (PMP)*. Our SLE programs serve the deepening of business know-how and the advancement of leadership capabilities of Siemens managers. Our Global Top Talent Pool enables us to identify our top talents and systematically foster their further development. Furthermore we systematically enhance the status of our technology experts by offering them attractive career options through our standardized Siemens Expert Career program. The PMP helps managers and employees to determine clear personal goals and permits continuous and concrete feedback.

Corporate Responsibility comprises our commitment to society. This includes *Corporate Governance, Compliance, Climate Protection* and *Corporate Citizenship. Corporate Governance* is as the basis of all our decision-making and monitoring processes. With our *Compliance* system, we are seeking to set the standard for high integrity and transparency. With binding rules and guidelines we intend to ensure that our employees and managers always conduct themselves in a legal and ethical manner in relation to each other and to our business partners (for further information on our compliance activities see "Legal proceedings" in this MD&A). *Climate Protection* is not only an obligation to society but also a business opportunity with significant growth rates. Siemens is developing technological innovations that help save energy and limit greenhouse gas emissions. Furthermore we have launched an energy efficiency program for our production facilities worldwide with the goal to increase energy efficiency from 2006 to 2011 by 20% relative to production volumes and comparable portfolio. Within *Corporate Citizenship* the global rollout of both Siemens-wide citizenship programs, Siemens Generation 21 in the field of education and Siemens Caring Hands for social assistance services, will be continued and intensified. A further goal is to implement projects that foster social and business benefits by more strongly integrating Siemens' specific expertise – for example by providing support for infrastructure deficiencies.

An essential requirement for profitable growth is to have a **Portfolio** that is aligned with promising future markets. Therefore focused portfolio management is crucial to our goals. We aim to keep and strengthen our position in the sectors of Industry, Energy and Healthcare. Our goal is to be the Number 1 or Number 2 in all our businesses.

Legal Proceedings

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens' business Groups.

The Munich public prosecutor continues to conduct an investigation of certain current and former employees of the Company on suspicion of criminal breaches of fiduciary duty including embezzlement, as well as bribery and tax evasion. To date, the Munich prosecutor has conducted searches of Company premises and private homes and several arrest warrants have been issued for current and former employees, including former members of senior management, who are or were associated with the former Com Group and the Company. In addition, the Munich prosecutor has recently sought and received information from two German subsidiaries of the Company in connection with an investigation of allegations of criminal breach of fiduciary duty against a former employee and unnamed others.

On October 4, 2007, pursuant to the application of the Munich prosecutor, the Munich district court imposed a fine of €201 million on Siemens. According to the court's decision, a former manager of the former Com Group committed bribery of foreign public officials in Russia, Nigeria and Libya in 77 cases during the period from 2001 to 2004 for the purpose of obtaining contracts on behalf of the Company, whereby he acted in concert with others. In determining the fine, the court based its decision on unlawfully obtained economic advantages in the amount of at least €200 million which the court determined the Company had derived from illegal acts of the former employee, to which an additional fine in the amount of €1 million was added.

The decision of the Munich district court and the settlement (*tatsächliche Verständigung*) entered into the same day with the German tax authorities, which is described below under "Financial Impact of Compliance Matters", conclude the German investigations into illegal conduct and tax violations only as they relate to Siemens AG and only as to the former Com Group.

As previously reported, there are ongoing investigations in Switzerland, Italy, and Greece. These investigations relate to allegations that certain current and former employees of the former Com Group opened slush fund accounts abroad and operated a system to misappropriate funds from the Company and, specifically, that these individuals siphoned off money from Com via off-shore companies and their own accounts in Switzerland and Liechtenstein. The Company has learned that Liechtenstein prosecutors have transferred their investigation to Swiss and Munich prosecutors.

As previously reported, Milan and Darmstadt prosecutors have been investigating allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. In Italy, legal proceedings against two former employees ended when the "*patteggiamento*" (plea bargaining procedure without the admission of guilt or responsibility) by the charged employees and Siemens AG entered into force in November 2006. Prosecutors in Darmstadt brought charges against two other former employees not covered by the "*patteggiamento*". In May 2007, the Regional Court of Darmstadt sentenced one former employee to two years in prison, suspended on probation, on counts of commercial bribery and embezzlement. Another former employee was sentenced to nine months in prison, suspended on probation, on counts of aiding and abetting commercial bribery. In connection with these sentences, Siemens AG was ordered to disgorge €38 million of profits. The prosecutors and both defendants have appealed the decision of the Regional Court of Darmstadt. Siemens AG has also appealed the decision with respect to the disgorgement.

As previously reported, in 2004 the public prosecutor in Wuppertal initiated an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002. In August 2007, the public prosecutor conducted searches of the premises of the PG Group in Erlangen, Offenbach and Karlsruhe in relation to this investigation. The investigation is ongoing.

In addition, there is a significant number of ongoing investigations into allegations of public corruption involving the Company, certain of our current and former employees or projects in which the Company is involved in a number of jurisdictions around the world, including China, Hungary, Indonesia, Israel, Italy, Nigeria, Norway and Russia, among others. Specific examples include the following:

- There are currently numerous public corruption-related governmental investigations in China, involving several divisions of Siemens Ltd. China, primarily Med, but also A&D and SIS. The investigations have been initiated by prosecutors in several regions and provinces, including Guangdong, Jilin, Xi'an, Wuxi, Shanghai, Ting Hu, Shandong, Hunan, and Guiyang.
- Siemens Zrt. Hungary and certain of its employees are being investigated by Hungarian authorities in connection with allegations concerning suspicious payments in connection with consulting agreements with a variety of shell corporations and bribery relating to the awarding of a contract for the delivery of communication equipment to the Hungarian Armed Forces.
- The public prosecutor in Kalimantan Province, Indonesia, has charged the head of the Med division of Siemens PT Indonesia in connection with allegations that he participated in bribery, fraud, and overcharging related to the awarding of a contract for the delivery of medical equipment to a hospital in 2003.
- Authorities in Nigeria have conducted a search of Siemens premises in connection with an investigation into alleged illegal payments.
- The Norwegian government is investigating allegations of bribery and overcharging of the Norwegian Department of Defense related to the awarding of a contract for the delivery of communication equipment in 2001.
- The public prosecutor in Milan is investigating allegations as to whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI.

As previously reported, the U.S. Department of Justice (DOJ) is conducting an investigation of possible criminal violations of U.S. law by Siemens in connection with the matters described above and other allegations of corruption. During the second quarter of fiscal 2007, Siemens was advised that the U.S. Securities and Exchange Commission's (SEC) enforcement division had converted its informal inquiry into these matters into a formal investigation. The Company is cooperating with these investigations.

The SEC and the DOJ are also investigating possible violations of U.S. law by Siemens in connection with the Oil-for-Food Program. The Company is cooperating with the SEC and DOJ. A French investigating magistrate commenced a preliminary investigation regarding the participation of French companies, including Siemens France S.A.S., in the Oil-for-Food Program. German prosecutors also began an investigation in this matter and conducted searches of Company premises and private homes in Erlangen and Berlin in August 2007. Siemens is cooperating with the authorities in France and Germany.

As a result of the above described matters and as a part of its policy of cooperation, Siemens contacted the World Bank and offered to assist the World Bank in any matter that might be of interest to the World Bank. Since that time, Siemens has been in contact with the World Bank Department of Institutional Integrity and intends to continue its policy of cooperation.

In February 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of criminal breach of fiduciary duties against Siemens, tax evasion and a violation of the German Works Council Constitution Act (*Betriebsverfassungsgesetz*). The investigation relates to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (*Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger*). The prosecutors are investigating payments made during the period 2001 to 2006 for which Siemens may not have received commensurate services in return. The former head of AUB was arrested in February 2007. Since February, searches have been conducted at several Siemens AG premises and private homes and an arrest warrant was issued for a member of the Managing Board, in connection with this investigation, who was taken into custody. This executive's term has expired and he therefore is no longer a member of the Managing Board. In addition to this former member of the Managing Board, other current and former members of the Company's senior management have been named as suspects in this matter. In April 2007, the former member of the Managing Board posted bail in the amount of €5 million and was released from custody. In this connection, a bank issued a bond (*Bankbürgschaft*) in the amount of €5 million, €4.5 million of which was guaranteed by the Company pursuant to provisions of German law. The former member of the Managing Board has provided the Company a personal undertaking to cooperate with and fully support the independent investigation conducted by Debevoise & Plimpton LLP (Debevoise), as described below, and to repay all costs incurred and payments made by the Company in connection with the bank guarantee in the event he is found to have violated his obligations to the Company in connection with the facts under investigation by the Nuremberg prosecutors. The investigation into the allegations involving the Company's relationship with the former head of AUB and the AUB has also been included within the scope of the investigation being conducted by Debevoise. In April 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company's works councils.

In February 2007, an alleged holder of American Depositary Shares of the Company filed a derivative lawsuit with the Supreme Court of the State of New York against certain current and former members of the Company's Managing and Supervisory Boards as well as against the Company as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The suit is currently stayed.

The Company has engaged Debevoise, an independent external law firm, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. Debevoise reports directly and exclusively to the Compliance Committee of the Supervisory Board (formerly the Audit Committee, as described below) and is being assisted by forensic accountants from the international accounting firm Deloitte & Touche. Debevoise's investigation of allegations of corruption at the former Com Group, the Company's other Groups and at regional Siemens subsidiaries is ongoing. Information on the financial impact of compliance matters is provided below under "Financial Impact of Compliance Matters."

We have taken a number of significant steps to improve our compliance procedures and internal controls in response to the allegations of corruption. We are continuing to improve and implement our anti-corruption program and related controls. Among the initiatives the Company has implemented or is in the process of implementing are:

- The Supervisory Board of the Company has formed a Compliance Committee of the Supervisory Board, which oversees the ongoing investigations and remediation activities of the Company. The Compliance Committee is composed of the members of the Audit Committee of the Supervisory Board and is chaired by the chairman of the Supervisory Board.

- The Managing Board has engaged an external attorney to act as an independent "ombudsman" and to provide a protected communication channel for Siemens employees and third parties. The Company has also developed a Compliance Helpdesk with distinct features designed to receive compliance-related complaints ("Tell us") and to answer compliance-related questions from employees ("Ask us").
- The Company has established a Corporate Disciplinary Committee to consider and impose appropriate disciplinary measures in cases where suspicions of violations of law or Company policies or other misconduct have been substantiated.
- The Company's audit and compliance departments and an internal task force are continuing their internal analysis and review of the Company's compliance and internal control system for deficiencies and any possibilities of circumvention, including by conducting internal control remediation visits in selected regions and Groups.
- The Company is in the process of enhancing internal controls through centralization of its bank accounts and cash payment systems.
- The Company has implemented a moratorium on entering into new BCAs as well as making new payments under existing BCAs. Any exceptions require the prior written consent of relevant senior management as well as the written consent of the Company's chief compliance officer based on a review of the agreements in question. As part of this policy, the Company is in an ongoing process of reviewing existing BCAs for purposes of compliance risk in connection with their continued performance. The Company has discontinued payment under a number of BCAs and, in certain cases, has terminated BCAs.
- The Company is in the process of enhancing its anti-corruption policies. The Company has adopted, and is in the process of implementing, new policies regarding anti-public-corruption compliance, retention of intermediaries who interact with government authorities on Siemens' behalf, compliance in M&A transactions, joint ventures and minority investments, and gifts and hospitality.
- The Company is continuing the roll-out of a formal program of anti-corruption and other legal compliance training for management, group and regional compliance officers and other employees.
- The Company established a new Managing Board position for legal and compliance matters, effective October 1, 2007. Peter Y. Solmssen was appointed a member of Siemens' Managing Board as well as the Company's General Counsel, with overall responsibility for legal and compliance issues.
- Effective September 19, 2007, the Managing Board appointed Andreas Pohlmann as Chief Compliance Officer.
- Effective October 1, 2007, all company audit functions were merged into the unit Corporate Finance Audit, which was assigned to the Corporate Finance Department. Corporate Finance Audit is headed by Hans Winters, who was appointed Chief Audit Officer with an independent reporting line to the Audit Committee and its Chairman.

- The Company has adopted a global amnesty program. Pursuant to this program, if employees, by January 31, 2008, voluntarily provide the Company with information regarding possible violations of anti-public-corruption laws, including any related accounting irregularities, the Company will not make any claims for damages and will not unilaterally terminate such employees' employment relationship. The Company reserves the right to impose lesser disciplinary measures or additional compliance training. Senior management is not eligible for the amnesty, subject to certain exceptions for certain functions.

As previously reported, the Company engaged an independent compliance advisor in order to consult the Managing Board and the Compliance Committee with regard to the future structure of the compliance organization, the execution of compliance reviews, the review of related guidelines and controls including potential improvement measures, and the associated communication and training. The independent compliance advisor provided periodic status reports to the Managing Board and the Compliance Committee. With the implementation of the changes enumerated above, the external compliance advisor has been directed by the Compliance Committee to report to and to support the activities of the Company's Chief Compliance Officer.

In addition to the proceedings described above, we are also involved in a number of anti-trust and other legal proceedings:

A Mexican governmental control authority barred Siemens Mexico from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon appeal by Siemens Mexico, the execution of the debarment was stayed on December 13, 2005 and subsequently reduced to a period of four months. Upon further appeal, the execution of the reduced debarment was stayed by the competent Mexican court in April 2006. A final decision on the appeal has not yet been announced.

In February 2007, Siemens Medical Solutions USA, Inc. (SMS) announced that it had reached an agreement with the U.S. Attorney's Office for the Northern District of Illinois to settle allegations made in an indictment filed in January 2006. The agreement resolves all allegations made against SMS in the indictment. Under the agreement, SMS has pled guilty to a single federal criminal charge of obstruction of justice in connection with civil litigation that followed a bid to provide radiology equipment to Cook County Hospital in 2001. In addition, SMS has agreed to pay a fine of $1 million and restitution of approximately $1.5 million.

In December 2006, the Japanese Fair Trade Commission (FTC) searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. Siemens Asahi Medical Technologies is cooperating with the FTC in the ongoing investigation.

In February 2007, the French Competition Authority launched an investigation into possible anti-trust violations involving several companies active in the field of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, and the offices were searched. The Company is cooperating with the French Competition Authority.

In February 2007, the Norwegian Competition Authority launched an investigation into possible anti-trust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. The Company is cooperating in the ongoing investigation with the Norwegian Competition Authority. The Norwegian Competition Authority has not yet announced a schedule for the completion of the investigation.

In February 2007, the European Commission launched an investigation into possible anti-trust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. The German Anti-trust Authority (*Bundeskartellamt*) has become involved in the proceeding and is responsible for investigating those allegations which relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Anti-trust Authority. The European Commission and the German Anti-trust Authority have not yet announced a schedule for the completion of their investigation.

In April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged anti-trust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6 million. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1 million. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5 million. The European Court of First Instance has not yet issued a decision. Furthermore, authorities in Brazil, New Zealand, the Czech Republic, Slovakia and South Africa are conducting investigations into the same possible anti-trust violations. On October 25, 2007, upon the Company's appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG from €320,000 to €120,000 and from €640,000 to €110,000 regarding VA Tech.

In April 2007, the Polish Competition Authority launched an investigation against Siemens Sp. z o.o. Poland regarding possible anti-trust violations in the market for the maintenance of diagnostic medical equipment. The Company is cooperating in the ongoing investigation with the Polish Competition Authority.

In June 2007, the Turkish Anti-trust Agency confirmed its earlier decision to impose a fine of approximately €6 million on Siemens AS Turkey based on alleged anti-trust violations in the traffic lights market. Siemens Turkey has appealed this decision and this appeal is still pending. It is possible that as a result of this decision, Siemens could be debarred from participating in public sector tender offers in Turkey for a one-to two-year period.

The Company requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. The Company claimed that Argentina unlawfully terminated the Company's contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters' registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). The Company sought damages for expropriation and violation of the BIT of approximately $500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over Siemens' claims and that Siemens was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered on February 6, 2007, awarding Siemens compensation in the amount of $217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify Siemens against any claims of subcontractors in relation to the project (amounting to approximately $44 million) and, furthermore, that Argentina would be obligated to pay Siemens the full amount of the contract performance bond ($20 million) in the event this bond was not returned within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed with the ICSID an application for the annulment and stay of enforcement of the award, alleging serious procedural irregularities. An ad hoc committee has been appointed to consider Argentina's application. Siemens currently expects that the ad hoc committee will not render a decision before 2009.

Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens' consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected by the matters discussed in this paragraph.

Financial Impact of Compliance Matters

The Company has conducted an analysis of the impact on the Company's consolidated financial statements of issues raised by allegations of violations of anti-corruption legislation. As previously reported, within the former Com Group, the Company's other Groups and regional companies a number of Business Consultant Agreements (BCAs) and similar sales-related arrangements have been identified. The Company has identified a large volume of payments made in connection with these contracts as well as other payments for which the Company has not been able either to establish a valid business purpose or to clearly identify the recipient. These payments raise concerns in particular under the Foreign Corrupt Practices Act (FCPA) in the United States, anti-corruption legislation in Germany and similar legislation in other countries. The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. As previously reported, the Company's investigation determined that certain of these payments were non-deductible under tax regulations of Germany and other jurisdictions.

In fiscal 2007, the Company substantially completed its analysis of the tax deductibility of payments under the BCAs and other sales-related agreements with third-party intermediaries identified at the former Com Group, the remaining Groups and in regional companies. In fiscal 2007, the Company also substantially completed its risk-based analysis of cash and check payments at the former Com Group, the Company's other Groups and in regional companies, for which limited documentation was available, and which may also raise concerns under the FCPA and anti-corruption legislation in Germany and other countries.

The Company has accounted for income tax-related charges with respect to fiscal 2000-2006 and adjusted comparative amounts for fiscal 2005 and 2006 as summarized below:

- In October 2007, the Company reached a final settlement (*tatsächliche Verständigung*) with the German tax authorities regarding the deductibility for tax purposes of certain payments at the former Com Group at Siemens AG with respect to fiscal 2000-2006. Pursuant to the settlement, the Company's income tax obligation relating to payments in connection with BCAs, other sales-related agreements with third-party intermediaries and other payments relating to the former Com Group at Siemens AG was determined to be €179 million. Payments of approximately €449 million were determined to be non-deductible for tax purposes. The Company also recorded interest charges of €12 million related to the tax obligations.
- In October 2007, the German tax authorities provided the findings of the tax audit relating to payments under BCAs and similar sales-related agreements with third-party intermediaries by the Company's German Non-Com Groups and entities for fiscal 2000-2005 in the course of a final audit meeting *(Schlussbesprechung)*. The Company accepted the assessment of the tax authorities. Based on this assessment, the Company determined non-deductible payments relating to fiscal 2006 and considered this information in the income tax return for fiscal 2006. Based on the above, the Company recorded income tax expenses of €264

million for fiscal 2000-2006 with respect to payments with a total volume of approximately €599 million which were determined to be non-deductible for tax purposes. The Company also recorded interest charges of €11 million related to the tax obligations.

- In fiscal 2007, the Company also recorded charges for fiscal 2000-2006 in the amount of €77 million for estimated additional income tax expenses outside of Germany relating to payments in connection with BCAs, other sales-related agreements with third-party intermediaries and other payments of approximately €258 million which were determined to be non-deductible for tax purposes. The Company also recorded interest charges of €5 million related to the tax obligations.

As previously reported, in fiscal 2006, the Company recorded income tax charges in the amount of €168 million relating to German income tax liabilities with respect to payments of approximately €417 million. In fiscal 2006, the Company also recorded certain immaterial charges with respect to non-German tax obligations. Due to the matters mentioned above, the Company accounted for an additional amount of €352 million in income tax charges and €28 million in related interest charges related to fiscal 2000-2006. Siemens adjusted comparative amounts for fiscal 2005 and 2006 in the consolidated financial statements for fiscal 2007. The effect of these adjustments on net income for fiscal 2006 and 2005 and shareholders' equity as of October 1, 2004 amounted to an increase of €25 million, a decrease of €69 million and a decrease of €336 million, respectively. For further information, please refer to the "Notes to Consolidated Financial Statements."

In addition, in fiscal 2007, the Company also recorded an immaterial charge in respect of certain non-German tax penalties relating to the matters described above; the Company also recorded an immaterial tax charge based on its estimate of potential tax liabilities relating to sales-related intermediary and other payments in fiscal 2007. The Company is in an ongoing process of reviewing existing BCAs for purposes of compliance risk in connection with their continued performance. The Company has discontinued payment under a number of BCAs and, in certain cases, has terminated BCAs, and recorded related charges in immaterial amounts.

In the course of its independent investigation, Debevoise also identified certain commission liability accounts at the Med Group which were created in fiscal years prior to 2005 and subsequently released in a manner that did not comply with applicable accounting principles. The release of those liabilities resulted in an increase in group profit at Med of €25 million and an increase in net income of €15 million in fiscal 2005 and an increase in group profit of €24 million and an increase in net income of €15 million in fiscal 2006 with no impact on group profit in fiscal 2007. As a result, opening shareholder's equity as of October 1, 2004 was understated by €30 million. In addition, these accounts may have been used to fund payments in connection with BCAs. The Company adjusted comparative amounts for prior periods in the consolidated financial statements for fiscal 2007. For further information, please refer to the "Notes to Consolidated Financial Statements".

The Company also became aware of additional bank accounts and cash funds at various locations that were not previously recorded in the Company's balance sheet and is currently investigating whether Siemens is the economic owner of the funds. Certain funds have been frozen by authorities. Approximately €11 million was recorded in the Company's consolidated balance sheets for fiscal 2007, mostly relating to funds paid back by a former officer in January 2007 and funds received from a trust account in October and November 2007.

The Company remains subject to corruption-related investigations in the U.S. and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the FCPA. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company's operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, disgorgements, compensatory damages, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. In addition to the amounts mentioned above as well as the fine imposed by the Munich district court as mentioned in the "Notes to Consolidated Financial Statements" as well as under "Legal Proceedings", no material charges or provisions for any such penalties or damages have been accrued as management does not yet have enough information to reliably estimate such amounts. We expect that we will need to record expenses and provisions in the future for fines, penalties or other charges, which could be material, in connection with the investigations. We will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going remediation efforts. Furthermore, changes affecting the Company's course of business or changes to its compliance programs beyond those already taken may turn out to be required.

Fiscal 2007 included a total of €347 million in expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.

Risk Management

Siemens' risk management policy stems from a philosophy of pursuing sustainable growth and creating economic value while avoiding and managing inappropriate risks. Because risk management is an integral part of how we plan and execute our business strategies, our risk management policy is set by the Corporate Executive Committee (CEC), which is a committee of the Managing Board that includes both the CEO and CFO. Siemens' organizational and accountability structure requires each of the respective Group managements to execute risk management programs that are tailored to their specific industries, yet consistent with the overall policy established by the Corporate Executive Committee.

Siemens has implemented and coordinated a set of risk management and control systems which support us in the early recognition of developments endangering the future existence of the company. The most important of these systems include our enterprise-wide processes for strategic planning and management reporting. The former is intended to support us to consider potential risks well in advance of major business decisions, while the latter is intended to enable us to monitor such risks more closely as our business progresses. Our internal auditors also regularly review the adequacy and effectiveness of our risk management system. Thereby, deficits are detected and appropriate measures for their elimination become adopted. This coordination of processes and procedures is intended to help ensure that the Managing Board and the Supervisory Board are fully and timely informed about significant risks, as described further in the section "Corporate Governance."

In order to enhance the current risk management system Siemens decided to implement a comprehensive and integrated Enterprise Risk Management (ERM) approach identifying, evaluating and responding to those risks that could materially affect the achievement of Siemens' strategic, operational, financial and compliance objectives.

The ERM system covers the whole spectrum of risks and further improves strategies to enhance risk response decisions. It will be embedded in the corporate culture, promoting company-wide risk awareness. In an initial step to achieve an integrated ERM system the CEC established a Corporate Risk Committee (CRC) which will report to and support the CEC on matters relating to the implementation, operation and oversight of the ERM process and will assist the CEC in reporting to the Audit Committee of the Supervisory Board on Siemens' ERM activities. The CRC is comprised of the head of Corporate Finance, as the Chairperson, the head of Corporate Technology, the head of Legal and Compliance, the CEOs of A&D, MED, PTD and SFS, the head of Corporate Strategies, the head of Corporate Finance Audit, the head of Corporate Personnel Germany, the head of Corporate Finance Reporting and Taxes, the Chief Compliance Officer and the head of Corporate Finance Reporting.

Siemens plans to finalize the implementation of the new ERM system in fiscal 2008.

Moreover, according to U.S. provisions, which are more comprehensive compared to German law, Siemens is required to establish and maintain adequate internal control over financial reporting. Siemens implemented an internal control system. In fiscal 2006 management concluded that the system proved to be not effective with respect to preventing misappropriation of funds and abuse of authority. Therefore, in fiscal 2007, management actively designed, initiated and is in the process of implementing extensive remediation actions focusing on anti-corruption controls. Due to ongoing investigations and the not far enough advanced implementation of the Company's remediation plan, management concluded for fiscal 2007 that the identified ineffectiveness within the internal control system has not yet been remediated.

Below we describe the risks which could have a material adverse effect on our financial condition or results of operations. The risks we describe here are not necessarily the only ones we face. Additional risks not known to us or that we currently consider immaterial may also impair our business operations.

Strategic risks

Market Dynamics

Our business environment is influenced by conditions in the domestic and global economies. Numerous factors, such as global political conflicts, including situations in the Middle East and other regions, continue to impact macroeconomic parameters and the international capital markets. The uncertainty of economic and political conditions can impact the demand for our products and services and can also make our budgeting and forecasting more difficult.

Our Groups are affected by market conditions. For example Medical Solutions (Med) is dependent on the healthcare markets, particularly in the U.S. Some of our Groups are affected considerably by the markets in Asia as well as Middle East, such as Power Generation (PG) and Power Transmission & Distribution (PTD). In addition, the financial condition of our customers may negatively impact our Groups.

We are in the process of strategic reorientations and constantly perform cost-cutting initiatives, including headcount reduction, capacity adjustments through consolidation of business activities and manufacturing facilities, as well as streamlining product portfolios. These measures impact our earnings results and any future contribution of these measures to our profitability will be influenced by the actual savings achieved and by our ability to sustain these ongoing efforts.

The worldwide markets for our products are highly competitive in terms of pricing, product and service quality, development and introduction time, customer service and financing terms. We face strong competitors, some of which are larger and may have greater resources in a given business area. Siemens faces downward price pressure and is exposed to market downturns or slower growth. Some industries in which we operate are undergoing consolidation, which may result in stronger competitors and a change in our relative market position. In some of our markets, new products must be developed and introduced rapidly in order to capture available opportunities and this can lead to quality problems.

Our operating results depend to a significant extent on our abilities to adapt to changes in markets and to reduce the costs of producing high-quality new and existing products. Any inability to do so could have a material adverse effect on our financial condition or results of operations.

The markets in which our businesses operate experience rapid and significant changes due to the introduction of innovative technologies. To meet our customers' needs in these businesses, we must continuously design new, and update existing, products and services and invest in and develop new technologies. This is especially true for our Group Med. Introducing new offerings and technologies requires a significant commitment to research and development, which may not always result in success. Our sales and profits may suffer if we invest in technologies that do not function as expected or are not accepted in the marketplace as anticipated, if our products or systems are not brought to market in a timely manner, or as they become obsolete.

A majority of our operating Groups, including Siemens IT Solutions and Services (SIS), Industrial Solutions and Services (I&S), Siemens Building Technologies (SBT), PG, PTD and Transportation Systems (TS) perform a significant portion of their business, especially large projects, under long-term contracts that are awarded on a competitive bidding basis. The profit margins realized on such fixed-priced contracts may vary from original estimates as a result of changes in costs and productivity over their term. We sometimes bear the risk of quality problems, cost overruns or contractual penalties caused by unexpected technological problems, unforeseen developments at the project sites, performance problems with our subcontractors or other logistical difficulties. Certain of our multi-year contracts also contain demanding installation and maintenance requirements, in addition to other performance criteria relating to timing, unit cost requirements and compliance with government regulations, which, if not satisfied, could subject us to substantial contractual penalties, damages, non-payment and contract termination. There can be no assurance that all of our fixed-priced contracts can be completed profitably. For additional information, see "Critical Accounting Estimates."

Planning & Resources

Our strategy includes strengthening our business interests through joint ventures and associate companies, as well as strategic alliances. Certain of our strategic investments accounted for using the equity method are included in our Strategic Equity Investments (SEI), which consist of Nokia Siemens Networks (NSN), BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Fujitsu Siemens Computers (Holding) BV (FSC). Any factors negatively influencing the profitability of our equity investments could have a negative impact on our own results, and may also negatively affect our cash flow and our ability to recover the full amount of our investments. In addition, such portfolio transactions are inherently risky because of the difficulties of integrating people, operations, technologies and products that may arise. Strategic alliances may also pose risks for us because we compete in some business areas with companies with which we have strategic alliances.

Acquisitions and Dispositions
Our strategy includes divesting our interests in some business areas and strengthening others through portfolio measures, including mergers and acquisitions.

With respect to dispositions, we may not be able to divest some of our activities as planned and our divesting activities could have a negative impact on our results of operations, our cash flow at closing, as well as in the future, and on our reputation. For example, we plan to dispose of our enterprise networks business. The assets and liabilities of the enterprise networks business were classified on the balance sheet as held for disposal and measured at the lower of their carrying amount and fair value less costs to sell and the historical results are reported as discontinued operations. Further impairments may be necessary and we may not be able to achieve the planned purchase price for the disposal group. For additional information with respect to the enterprise networks business, see "Notes to Consolidated Financial Statements."

Mergers and acquisitions are inherently risky because of the difficulties of integrating people, operations, technologies and products that may arise. There can be no assurance that any of the businesses we acquire can be successfully integrated or that they will perform well once integrated. In addition, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired businesses. Furthermore, portfolio activities may result in additional financing needs and adversely affect our financial leverage and our debt-to-equity ratio. Acquisitions may also lead to substantial increases in long-lived assets, including goodwill. Write-downs of these assets due to unforeseen business developments may materially and adversely affect our earnings. Particularly Med, Automation and Drives (A&D), PG and I&S have significant amounts of goodwill.

Operations risks

Supply Chain Management
We rely on third parties to supply us with parts, components and services. Using third parties to manufacture, assemble and test our products reduces our control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply us with parts and components also have other customers and may not have sufficient capacity to meet all of their customers' needs, including ours, during periods of excess demand. Component supply delays can affect the performance of certain of our operating Groups. Although we work closely with our suppliers to avoid supply-related problems, there can be no assurance that we will not encounter supply problems in the future or that we will be able to replace a supplier that is not able to meet our demand. This risk is particularly evident in businesses with a very limited number of suppliers. Shortages and delays could materially harm our business. Unanticipated increases in the price of components due to market shortages or other reasons could also adversely affect the performance of certain of our business Groups.

Our operating Groups are exposed to fluctuations in energy and raw material prices. In the recent past, oil, steel and copper prices in particular have increased on a worldwide basis. If we are not able to compensate for or pass on our increased costs to customers, such price increases could have a material adverse impact on our financial results.

Product Lifecycle Management
Our value chain comprises all steps, from research and development, to production, marketing and sales up to services. Operational failures in our value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to our production facilities, which are located all over the world and have a high degree of organizational and technological complexity. From time to time, some of the products we sell have quality issues resulting from the design or manufacture of such products, or from the software integrated into them. Such operational failures or quality issues could have a material adverse effect on our financial condition or results of operations.

Human Resources
Competition for highly qualified management and technical personnel remains intense in the industries and regions in which our business Groups operate. In many of our business areas, we further intend to extend our service businesses significantly, for which we will need highly skilled employees. Our future success depends in part on our continued ability to hire, assimilate and retain engineers and other qualified personnel. There can be no assurance that we will continue to be successful in attracting and retaining highly qualified employees and key personnel in the future and any inability to do so could have a material adverse effect on our business.

Compliance risks

Code of Conduct
Public prosecutors and other government authorities in jurisdictions around the world are investigating allegations of corruption at a number of Siemens' business Groups and regional companies. In addition to ongoing investigations, there could be additional investigations launched in the future by governmental authorities in these or other jurisdictions and existing investigations may be expanded. These governmental authorities may take action against us or some of our employees. These actions could include criminal and civil fines, in addition to those already imposed on the Company, as well as penalties, sanctions, injunctions against future conduct, profit disgorgement, disqualifications from engaging in certain types of business, the loss of business licenses or permits or other restrictions. In addition to monetary and other penalties, a monitor could be appointed to review future business practices with the goal of ensuring compliance with applicable laws and we may otherwise be required to further modify our business practices and compliance programs. Tax authorities may also impose certain remedies, including potential tax penalties. Depending on the development of these investigations, we may be required to accrue additional material

amounts for such penalties, damages, profit disgorgement or other possible actions that may be taken by various governmental authorities. Any of the foregoing could have a material adverse effect on our business, financial results and condition, the price of our shares and our reputation.

Additionally, we engage in a substantial amount of business with governments and government-owned enterprises around the world. We also participate in a number of projects funded by government agencies and non-governmental organizations such as the World Bank. If we or our subsidiaries are found to have engaged in illegal acts or not to have taken effective steps to address the allegations or findings of corruption in our business, this may impair our ability to participate in business with governments or non-governmental organizations and may result in formal exclusions from such business, which may have a material adverse effect on our business. As described more fully in "Notes to Consolidated Financial Statements," we or our subsidiaries have in the past been excluded from government contracting as a result of findings of corruption or other misconduct. Debarment from participating in contracting with governments or non-governmental organizations in one jurisdiction may also lead to debarment in other jurisdictions or by other non-governmental organizations. Even if we are not formally excluded from participating in government business, government agencies or non-governmental organizations may informally exclude us from tendering for or participating in certain contracts. From time to time, we have received requests for information from government customers and non-governmental organizations regarding the investigations described above and our response to those investigations. We expect such requests to continue.

In addition, our involvement in existing and potential corruption proceedings could also damage our reputation generally and have an adverse impact on our ability to compete for business from both public and private sector customers. The investigations could also impair our relationship with business partners on whom we depend and our ability to obtain new business partners and could also adversely affect our ability to pursue strategic projects and transactions which could be important to our business, such as alliances, joint ventures or other combinations. Current or future investigations could result in the cancellation of certain of our existing contracts, and the commencement of significant third-party litigation, including by our competitors.

The governmental investigations as well as the investigation conducted by Debevoise & Plimpton LLP, the independent law firm mandated by the Company, are at this time incomplete and we cannot predict when they will be completed or what their outcome will be, including the potential effect that their results or the reactions of third parties thereto, may have on our business. Future developments in these investigations, responding to the requests of governmental authorities and cooperating with these investigations, especially if we are not able to resolve the investigations in a timely manner, could divert management's attention and resources from other issues facing our business. Management is in the process of implementing a remediation plan to address corruption and compliance risk in our business. If this remediation plan is unsuccessful or if we cannot implement it in a timely manner, there could be an increased risk that one or more of the risks described above could materialize.

Legal

We are subject to numerous risks relating to legal proceedings to which we are currently a party or that could develop in the future. In the ordinary course of our business, we become party to lawsuits, including suits involving allegations of improper delivery of goods or services, product liability, product defects, quality problems and intellectual property infringement. For additional information with respect to legal proceedings, see "Notes to Consolidated Financial Statements." There can be no assurance that the results of these or other legal proceedings will not materially harm our business, reputation or brand. We record a provision for litigation risks when (i) a present obligation as a result of a past event exists; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. We maintain liability insurance for certain legal risks at levels our management believes are appropriate and consistent with industry practice. We may incur losses relating to litigation beyond the limits, or outside the coverage, of such insurance and such losses may have a material adverse effect on the results of our operations or financial condition and our provisions for litigation related losses may not be sufficient to cover our ultimate loss or expenditure.

Regulatory

Changes in regulatory requirements, tariffs and other trade barriers and price or exchange controls could impact our sales and profitability and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in some regions could limit our ability to enforce our rights. We expect that sales to emerging markets will continue to be an increasing portion of total sales, as our business naturally evolves and as developing nations and regions around the world increase their demand for our offerings. Emerging market operations present several risks, including civil disturbances, health concern, cultural differences such as employment and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalization of private assets, and the imposition of exchange controls. In particular, the Asian markets are important for our long-term growth strategy and our sizeable operations in China are influenced by a legal system that is still developing and is subject to change. Our growth strategy could be limited by governments supporting local industries. The demand for many of the products of our business Groups, particularly those that derive their revenue from large projects, can be affected by expectations of future demand, prices and gross domestic product in the markets in which those Groups operate. If any of these risks or similar risks associated with our international operations were to materialize, it could have a material adverse effect on our results of operations and financial condition.

Some of the industries in which we operate in are highly regulated. Current and future environmental and other government regulations, or changes thereto, may result in significant increases in our operating or product costs. We could also face liability for damage or remediation for environmental contamination at the facilities we design or operate. We accrue for environmental risks when (i) a present obligation as a result of a past event exists; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. With regard to certain environmental risks, we maintain liability insurance at levels that our management believes are appropriate and consistent with industry practice. We may incur environmental losses beyond the limits, or outside the coverage, of such insurance and such losses may have a material adverse effect on the results of our operations or financial condition and our provisions for environmental remediation may not be sufficient to cover the ultimate losses or expenditures.

We operate in approximately 190 countries and therefore are subject to different tax regulations. Changes in tax regulation could result in higher tax expenses and payments. Furthermore, changes in tax regulation could impact our tax liabilities as well as deferred tax assets.

Financial risks

Credit risk

The Company is exposed to credit risk in connection with its significant project business in the fields of public infrastructure and transport, healthcare, utilities and IT where direct or indirect financing in various forms may be provided to customers. In limited cases, the Company may also take an equity interest as part of the project financing.

The Company is also exposed to credit risk via its leasing activities, primarily related to medical engineering, data processing equipment and industrial and consumer products of third party manufacturers. Siemens' credit risk regarding such activities presents additional risks as the volume of such transactions is higher, customers tend to be smaller for which transparent credit histories are often not available.

Credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time, if the value of property that serves as collateral declines, or if the projects Siemens has invested in are not successful. The effective monitoring and controlling of credit risk is a core competency of our risk management system. Corporate Treasury has implemented a group-wide binding credit policy. Hence, credit evaluations and ratings are performed on all customers with an exposure or requiring credit beyond a centrally defined limit.

Customer ratings, analyzed and defined by a designated SFS department, and individual customer limits are based on generally accepted rating methodologies, the input from external rating agencies and Siemens default experiences. Such ratings are processed by internal risk assessment specialists. Ratings and credit limits are carefully considered in determining the conditions under which direct or indirect financing will be offered to customers by the operating units.

Credit risk is recorded and monitored on an ongoing basis applying different approaches dependent on the underlying product. Central systems are used for leasing business, factoring, monitoring of operating counterparty risk, real-time monitoring of treasury counterparty risk, as are a number of decentralized tools for management of individual credit risks within the operating units. A central IT application processes data from the operating units together with rating and default information and calculates an estimate which may be used as a basis for individual bad debt provisions. Apart from this automated process, individual management judgment is applied, in particular to incorporate the latest developments and qualitative information.

To mitigate credit risk, Corporate Treasury has developed a guideline under which operating units may sell portions of their receivable portfolio on a non-recourse basis, either directly to SFS or to external parties. Receivable sales to external parties are generally only performed for customers with a credit rating below investment grade or for long-term projects with a financing component. Beginning in fiscal 2008, Siemens will change its receivable management guidelines.

SFS uses credit default swaps, classified as derivatives, to protect from credit risks stemming from its receivables purchase business. In respect of financial assets that are not protected through the use of credit default swaps the maximum exposure to credit risk, without taking account of any collateral, is represented by their carrying amount. Credit risks arising from credit guarantees are described in Note 27. After consideration of credit default swap derivatives there were no significant concentrations of credit risk as of September 30, 2007.

Concerning trade receivables and other receivables, as well as other loans or receivables included in *Other financial assets* that are neither impaired nor past due, there were no indications as of September 30, 2007, that defaults in payment obligations will occur. For further information regarding the concept for the determination of allowances on receivables see "Notes to Consolidated Financial Statements."

Liquidity risk

Our Corporate Treasury is responsible for the financing of the Company and our Groups. A negative development in the capital markets increases our cost of capital and limits our financing flexibility. For example, the recent development in the subprime mortgage market in the U.S. has had a global impact on the capital markets. Such developments could limit our possibilities of debt financial instruments financing.

Our financial condition, results of operations and cash flows are influenced significantly by the actual and expected performance of the operating Groups, as well as the Company's portfolio measures. An actual or expected negative development of our results of operations or cash flows or an increase in our net debt position may result in the deterioration of our credit rating. Downgrades by rating agencies may increase our cost of capital and could negatively affect our businesses.

Market risk

Market fluctuations may result in significant cash-flow and profit volatility risk for Siemens. Our worldwide operating business as well as our investment and financing activities are affected by changes in foreign exchange rates, interest rates and equity prices. To optimize the allocation of the financial resources across the Groups, as well as to secure an optimal return for our shareholders, we identify, analyze and proactively manage the associated financial market risks. We seek to manage and control these risks primarily through our regular operating and financing activities, and when we deem it appropriate, we use derivative instruments.

Management of financial market risk is a key priority for Siemens' Managing Board. As a member of this Board, the Chief Financial Officer covers the specific responsibility for this part of the overall risk management system. At the highest level, the Managing Board retains ultimate accountability. For practical business purposes, the Managing Board delegates responsibilities to central functions and to the Groups. SFS holds a minor trading portfolio which is subject to tight limits. As of September 30, 2007 it has a value-at-risk close to zero.

Within the various methodologies to analyze and manage risk, we have implemented a system based on "sensitivity analysis." This tool enables the risk managers to identify the risk position of the entities. Sensitivity analysis provides an approximate quantification of our exposure in the event that certain specified parameters were to be met under a specific set of assumptions. The risk estimates provided here assume:

- 20% decrease in equity prices of all investments traded in an active market, which are classified as current available-for-sale financial assets;
- simultaneous, parallel foreign exchange rates shift in which the euro appreciates against all currencies by 10%;
- parallel shift of 100 basis points of the interest rate yield curves in all currencies.

The potential economic impact, due to these assumptions, is based on the occurrence of adverse market conditions and reflects estimated changes resulting from our sensitivity analysis. Actual results that are included in our statement of income may differ materially from these estimates due to actual developments in the global financial market.

Any market sensitive instruments, including equity and interest bearing investments, that our pension plans hold are not included in the following quantitative and qualitative disclosure. For additional information, see "Notes to Consolidated Financial Statements."

Equity Price Risk
Our investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. These participations result from strategic partnerships, spin-offs, IPOs of strategic venture capital investments or compensation from M&A transactions.

We monitor the equity investments based on their current market value and they are affected by the fluctuations in the volatile stock markets worldwide. The market value of our portfolio as of September 30, 2007 was €197 million – a reduction of – €19 million compared to September 30, 2006.

An adverse move in equity prices of 20% as of September 30, 2007 would reduce the value of these investments by €39 million compared to €43 million the year before, meaning that the equity price risk has slightly decreased over the last year.

Foreign Currency Exchange Rate Risk
Transaction Risk and Currency Management: Our international operations expose us to foreign-currency exchange risks in the ordinary course of business. We employ various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Foreign exchange rate fluctuations may create unwanted and unpredictable earnings and cash flow volatility. Each Siemens unit conducting business with international counterparties that leads to future cash flows denominated in a currency other than its functional currency is exposed to the risk from changes in foreign exchange rates (for further information see "Notes to Consolidated Financial Statements"). The risk is mitigated by closing all types of business transactions (sales and procurement of products and services as well as investment and financing activities) mainly in the functional currency. In addition, the foreign currency exposure is partly balanced by purchasing of goods, commodities and services in the respective currencies as well as production activities and other contributions along the value chain in the local markets.

Operating units are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably done in their functional currency or on a hedged basis.

We have established a foreign exchange risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The Group-wide binding guideline developed by the Corporate Finance department, provides the concept for the identification and determination of the single net currency position and commits the units to hedge it in a narrow band: at least 75% but no more than 100% of their net foreign currency exposure. In addition, the Corporate Finance department provides a framework of the organizational structure necessary for foreign currency exchange management, proposes hedging strategies and defines the hedging instruments available to the entities: forward contracts, currency put and call options and stop-loss orders.

The execution of the hedging transactions in the global financial markets is done by SFS as exclusive service provider for all Siemens entities on behalf of Corporate Treasury. SFS executes hedging instruments used for hedge accounting relationships individually with external counterparts. For other hedging purposes Siemens has a Company-wide portfolio approach which generate a benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs. For further information see "Notes to Consolidated Financial Statements."

We calculate foreign exchange rate sensitivity by aggregating the net foreign exchange rate exposure of the Operations, Financing and Real Estate Groups and Corporate Treasury. The values and risks disclosed here are the unhedged positions multiplied by an assumed 10% appreciation of the euro against all other currencies. As of September 30, 2007, a parallel 10% negative shift of all foreign currencies would have resulted in a decline of €47 million in future cash flows compared to a decline of €38 million the year before. Such decline in euro values of future cash flows might reduce the unhedged portion of revenues but would also decrease the unhedged portion of cost of materials. Because our foreign currency inflows exceed our outflows, an appreciation of the euro against foreign currencies, would have a negative financial impact to the extent that future sales are not already hedged. Future changes in the foreign exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

We define foreign currency exposure generally as balance sheet items in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash inflows and cash outflows from anticipated transactions for the following three months. This foreign currency exposure is determined based on the respective functional currencies of our exposed entities.

The tables below show the net foreign exchange transaction exposure by major currencies as of September 30, 2007 and 2006. In some currencies we have both substantial sales and costs, which have been off-set in the table:

	September 30, 2007*			
	USD	GBP	Other	Total
Gross balance sheet exposure	223	321	208	752
Thereof: Financial assets	*7,858*	*3,642*	*4,769*	*16,269*
Thereof: Financial liabilities	*(7,635)*	*(3,321)*	*(4,561)*	*(15,517)*
Gross exposure from firm commitments and anticipated transactions	3,730	392	1,193	5,315
Foreign exchange transaction exposure	3,952	713	1,398	6,063
Economically hedged exposure	(3,893)	(567)	(1,132)	(5,592)
Change in future cash flows after hedging activities resulting from a 10% appreciation of the Euro	(6)	(15)	(27)	(47)

	September 30, 2006*			
	USD	GBP	Other	Total
Gross balance sheet exposure	2,210	332	553	3,095
Thereof: Financial assets	*13,778*	*3,483*	*5,522*	*22,783*
Thereof: Financial liabilities	*(11,568)*	*(3,151)*	*(4,969)*	*(19,688)*
Gross exposure from firm commitments and anticipated transactions	5,344	(65)	279	5,558
Foreign exchange transaction exposure	7,554	267	832	8,653
Economically hedged exposure	(7,291)	(409)	(576)	(8,276)
Change in future cash flows after hedging activities resulting from a 10% appreciation of the Euro	(26)	14	(26)	(38)

* Including SV.

Effects of Currency Translation: Many of our subsidiaries are located outside the euro zone. Since our financial reporting currency is the euro, we translate the financial statements of these subsidiaries into euros so that we can include their financial results in our Consolidated Financial Statements. To consider the effects of foreign exchange translation risk in our risk management, our working assumption is that investments in our foreign-based operations are permanent and that reinvestment is continual. Whenever a divestment of a particular asset or entity is made, we incorporate the value of this transaction risk in our sensitivity analyses. Effects from currency fluctuations on the translation of net asset amounts into euro are reflected in the Siemens consolidated equity position.

Interest Rate Risk

Our interest rate risk exposure is mainly related to debt obligations like bonds, loans, commercial paper programs and interest bearing deposits and investments. We seek to limit this risk through the use of derivative instruments which allow it to hedge fair value changes by swapping fixed rates of interest into variable rates of interest. For additional information see "Notes to Consolidated Financial Statements."

To optimize our position with regard to interest income and interest expenses and to minimize the overall financial interest rate risk, Corporate Treasury performs corporate interest rate risk management together with SFS as operating service provider. Part of the interest rate risk management concept is a Corporate-wide interest rate overlay management to match interest periods of our hedges with intended maturities of assets and liabilities. Where it is not contrary to country-specific regulations, all Groups and affiliated companies generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

We measure interest rate risk by using either fair value sensitivity or cash flow sensitivity depending on whether the instrument has a fixed or variable interest rate. We generate total fair value sensitivity as well as the total cash flow sensitivity by aggregating the sensitivities of the various exposures denominated in different currencies. Depending on whether we have a long or short interest rate position, interest rate risk can arise on increasing or decreasing market moves in the relevant yield curve.

The fair value sensitivity calculation for fixed interest rate instruments shows the change in fair value, defined as present value, caused by a hypothetical 100-basis point shift in the yield curve. The first step in this calculation is to use the yield curve to discount the gross cash flows, meaning the present value of future interest and principal payments of financial instruments with fixed interest rates. A second calculation discounts the gross cash flows using a 100-basis point shift of the yield curve. In all cases, we use the generally accepted and published yield curves on the relevant balance sheet date. The fair value interest rate risk results primarily from long-term fixed rate debt obligations and interest bearing investments. Assuming a 100-basis point increase in interest rates, this risk was €40 million as of September 30, 2007, increasing from the comparable value of €24 million as of September 30, 2006 assuming a 100-basis point decrease.

For variable-rate instruments, the interest rate risk is monitored by using the cash flow sensitivity also assuming a 100-basis point shift of the yield curves. Such risk mainly results from hedges of fixed-rate debt obligations that swap fixed rates of interest into variable-rates of interest. This exposure leads to a cash flow interest rate risk of €72 million as of September 30, 2007, compared to €32 million the year before, assuming a 100-basis point increase in interest rates.

Information required pursuant to §315 (4) of the German Commercial Code and Explanatory Report

(1) Composition of common stock
As of September 30, 2007, the Company's common stock totaled €2,743 million (2006: €2,673 million) divided into 914,203,421 (2006: 891,087,241) registered shares with no par value and a notional value of €3.00 per share. The shares are fully paid in. In accordance with §4 (3) of the Company's Articles of Association, the right of shareholders to have their ownership interests evidenced by document is excluded, unless such evidence is required under the regulations of a stock exchange on which the shares are listed. Collective share certificates may be issued. Pursuant to §67 (2) of the German Stock Corporation Act (Aktiengesetz), only those persons recorded in the Company's stock register will be recognized as shareholders of the Company. For purposes of recording the shares in the Company's stock register, shareholders are required to submit to the Company the number of shares held by them and their e-mail address if they have one and, in the case of individuals, their name, address and date of birth, or in the case of legal entities, their company name, business address and registered offices.

All shares confer the same rights and obligations. At the Shareholders' Meeting, each share of stock has one vote and accounts for the shareholders' proportionate share in the Company's net income. Excepted from this rule are treasury shares held by the Company, which do not entitle the Company to any rights. The shareholders' rights and obligations are governed by the provisions of the German Stock Corporation Act, in particular by §12, §53a et seq., §118 et seq., and §186 of the German Stock Corporation Act.

(2) Restrictions on voting rights or transfer of shares
Shares of stock issued by Siemens AG to employees under its employee stock scheme are subject to Company-imposed private law restrictions on disposal for five years. As a matter of principle, beneficiary employees may not dispose of any shares transferred to them in this way prior to expiration of the holding period.

Members of the von Siemens family signed a trust agreement with the von Siemens-Vermögensverwaltung GmbH (vSV), under which they transferred 9,904,856 (2006: 10,607,390) shares of stock owned by them to the vSV as trust property. As a trustee, the vSV holds the voting rights with respect to all shares transferred to it, and exercises such voting rights in a uniform manner at the Shareholders' Meeting of Siemens AG at its professional discretion. The vSV has to ensure that, as a rule, all voting rights attached to the shares transferred as trust property are represented at the Shareholders' Meeting. Several Siemens foundations that are not a party to the trust agreement also authorize the vSV to exercise the voting rights attached to the shares held by them in a fiduciary capacity in the same manner as the voting rights attached to the shares transferred to the vSV as trust property. In this way, the vSV has voting control under a power of attorney over 24,673,050 (2006: 39,144,979) shares of stock.

In order to bundle and represent their interests, the family members established a family partnership that makes proposals to the vSV on the exercise of the voting rights at the Shareholders' Meeting of Siemens AG, which are taken into account by the vSV when acting within the bounds of professional discretion. In the event that a trust relationship is terminated or interrupted by shareholders, they are required to continue to manage the shares originally included in the trust relationship in a manner that will not impair the intended purpose of the trust agreement. In particular, they are required to ensure that the voting rights attached to these shares, if possible, are exercised at the Shareholders' Meeting in line with the intended purpose of the trust agreement, if this is legally permissible and economically justifiable.

(3) Equity interests exceeding 10% of voting rights

The German Securities Trading Act (Wertpapierhandelsgesetz) requires any investor whose percentage of voting rights reaches, exceeds or falls below certain thresholds as the result of purchases, disposals or otherwise must notify the Company and the German Federal Financial Supervisory Authority (BaFin) thereof. In the past, the lowest threshold was five percent. Effective January 20, 2007, the threshold was reduced to three percent. We are not aware of, nor have we been notified of, any shareholder directly or indirectly holding 10 percent or more of the voting rights.

(4) Shares with special rights conferring powers of control

There are no shares with special rights conferring powers of control.

(5) System of control of any employee share scheme where the control rights are not exercised directly by the employees

Shares of stock issued by Siemens AG to employees under its employee stock scheme are transferred directly to the employees subject to a holding period. The beneficiary employees who hold shares of employee stock may exercise their control rights in the same way as any other shareholder directly in accordance with applicable laws and the Articles of Association.

(6) Legislation and provisions of the Articles of Association applicable to the appointment and removal of members of the Managing Board and governing amendments to the Articles of Association

The appointment and removal of members of the Managing Board is subject to the provisions of §84 and §85 of the German Stock Corporation Act (Aktiengesetz) and §31 of the German Codetermination Act (Mitbestimmungsgesetz). According to these provisions, members of the Managing Board are appointed by the Supervisory Board for a maximum term of five years. They may be reappointed or have their term of office extended for one or more terms of up to a maximum of five years each. Pursuant to §31 of the German Codetermination Act, a majority of at least two thirds of the members of the Supervisory Board is required to appoint members of the Managing Board. If such majority is not achieved, the Mediation Committee shall give, within one month after the first round of voting, a recommendation for the appointments to the Managing Board. The Supervisory Board will then appoint the members of the Managing Board with the votes of the majority of its members. If such appointment fails, the Chairman of the Supervisory Board shall have two votes in a new round of voting.

According to §8 (1) of the Articles of Association, the Managing Board is comprised of several members, the number of which is determined by the Supervisory Board. Pursuant to §84 of the German Stock Corporation Act and §9 of the Articles of Association, the Supervisory Board may appoint a President of the Managing Board as well as a Vice President. If a required member of the Managing Board has not been appointed, the necessary appointment shall be made, in urgent cases, by a competent court upon motion by any party concerned, in accordance with §85 of the German Stock Corporation Act. Pursuant to §84 (3) of the German Stock Corporation Act, the Supervisory Board may revoke the appointment of an individual as member of the Managing Board or as President of the Managing Board for good cause.

According to §179 of the German Stock Corporation Act, any amendment to the Articles of Association requires a resolution of the Shareholders' Meeting. The authority to adopt purely formal amendments to the Articles of Association was transferred to the Supervisory Board under §13 (2) of the Articles of Association. In addition, by resolution of the Annual Shareholders' Meetings on January 22, 2004 and January 26, 2006, the Supervisory Board has been authorized to amend §4 of the Articles of Association in accordance with the utilization of the Authorized Capital 2004 and Authorized Capital 2006, and after expiration of the then-applicable authorization period.

Except as otherwise provided by §21 (7) of the Articles of Association with respect to elections, resolutions of the Shareholders' Meeting require a simple majority vote, unless a greater majority is required by law. Pursuant to §179 (2) of the German Stock Corporation Act, amendments to the Articles of Association require a majority of at least three-fourth of the capital stock represented at the voting round, unless another capital majority is prescribed by the Articles of Association.

(7) Powers of the Managing Board to issue and repurchase shares

The Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 21, 2009 by up to €600,000,000 nominal through the issuance of up to 200,000,000 registered shares of no par value against cash contributions and/or contributions in kind (Authorized Capital 2004). The authorization may be implemented in installments. The Managing Board is authorized to exclude, with the approval of the Supervisory Board, preemptive rights of shareholders in the event of capital increases against contributions in kind. In addition, preemptive rights of shareholders may be excluded in the event of capital increases against cash contributions, (i) to make use of any residual amounts, (ii) in order to grant holders of bonds with warrants or convertible bonds – as antidilution protection – preemptive rights to subscribe for new shares, and (iii) if the issue price of the new shares is not significantly lower than their stock market price and the total of the shares issued in accordance with §186 (3), 4th sentence, of the German Stock Corporation Act does not exceed 10% of the capital stock at the time of using this authorization.

Furthermore, the Managing Board is authorized to increase, with the approval of the Supervisory Board, the capital stock until January 25, 2011 by up to €71,130,000 nominal through the issuance of up to 23,710,000 registered shares of no par value against contributions in cash (Authorized Capital 2006). The authorization may be implemented in installments. Preemptive rights of existing shareholders are excluded. The new shares shall be issued under the conditions that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided that these subsidiaries are not listed companies themselves and do not have their own employee stock schemes.

As of September 30, 2007, the total unissued authorized capital of Siemens AG therefore consisted of €671,130,000 nominal that may be issued in installments with varying terms by issuance of up to 223,710,000 registered shares of no par value. For details, please refer to §4 of the Articles of Association.

By resolution of the Annual Shareholders' Meeting of January 23, 2003, the Managing Board was authorized until December 31, 2007 to issue bonds in an aggregate principal amount of up to €5,000,000,000 with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to up to 89,000,000 new registered shares of no par value, representing a pro rata amount of up to €267,000,000 of the capital stock. Based on this authorization, Siemens issued €2,500,000,000 of convertible bonds in 2003 through its wholly owned Dutch subsidiary, Siemens Finance B.V., which are fully and unconditionally guaranteed by Siemens AG. The convertible bonds have a 1.375% coupon and mature on June 4, 2010.

The authorization of January 23, 2003 was replaced by resolution of the Annual Shareholders' Meeting on January 22, 2004, which authorized the Managing Board until January 21, 2009 to issue bonds in an aggregate principal amount of up to €11,250,000,000 with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to up to 200,000,000 new registered shares of no par value, representing a pro rata amount of up to €600,000,000 of the capital stock. The bonds are to be issued against contributions in cash. The authorization also includes the possibility to assume the guarantee for bonds issued by subsidiaries of Siemens AG and to grant the holders of such bonds Siemens shares in satisfaction of the obligations under the conversion or option rights attaching to these bonds. The bonds may be issued once or several times, in whole or in part. The individual bonds shall rank pari passu in all respects.

The pro rata amount of the capital stock represented by the shares to be issued upon exercise of the rights attached to the bonds must not exceed the principal amount or an issue price below the principal amount of each bond. The conversion or exercise price must not fall below 80% of the market price of the Siemens stock as quoted by the XETRA trading system (or a comparable successor system) on the Frankfurt Stock Exchange. The calculation shall be based on the mean closing price over the five trading days prior to the date on which the final Managing Board resolution is made to submit an offer for the subscription of bonds or to the Company's notice of acceptance following a public solicitation to submit subscription offers. In the event that subscription rights are traded, the closing market prices during the trading days on which the subscription rights are traded shall apply, with the exception of the last two trading days of subscription rights trading. The provisions of §9 (1) of the German Stock Corporation Act shall remain unaffected.

The Managing Board is authorized to determine, alone or in cooperation with the management bodies of the issuing subsidiaries, the further terms and conditions of the bonds.

As a matter of principle, the bonds are to be offered to the shareholders for purchase. However, the Managing Board is authorized to exclude, with the approval of the Supervisory Board, any preemptive rights of shareholders, (i) if the issue price of a bond is not significantly lower than its fair market value determined in accordance with generally accepted actuarial methods, (ii) if this is necessary with regard to residual amounts, and (iii) in order to grant subscription rights to holders of conversion or option rights for shares of the Company as reasonable compensation for dilution of the economic value of such rights.

If the economic value of conversion or option rights is diluted during the life of the bonds and no subscription rights are granted as compensation, the conversion or option rights shall be adjusted in value in accordance with the trading terms and conditions applicable to dilution on the Eurex Deutschland exchange as detailed in the conditions of issue relating to the bonds and without prejudice to §9 (1) of the German Stock Corporation Act, unless such adjustment is mandatory under German law.

To service the exercise of the conversion or option rights issued until January 21, 2009 by the Company or any of its subsidiaries in accordance with authorizations of the Managing Board adopted by the Annual Shareholders' Meetings on January 23, 2003 and January 22, 2004, the capital stock was conditionally increased by up to €733,527,750 through the issuance of up to 244,509,250 registered shares of no par value (Conditional Capital 2004).

As a result of the exercise of convertible rights attaching to the guaranteed 1.375% convertible bonds issued in 2003, a total of 10,347,460 new registered shares of no par value were issue by September 30, 2007, representing a pro rata amount of €31,042,380 of the capital stock. After the early redemption of the convertible bonds by the issuer in August 2007 and the termination of the conversion rights in accordance with the terms and conditions of the bonds, no further shares will be issued from the Conditional Capital 2004 to service these bonds. As of September 30, 2007, the Conditional Capital 2004 amounted to €702.485.370.

At the Annual Shareholders' Meeting on January 25, 2007, the Company's shareholders authorized the Company to repurchase until July 24, 2008 up to 10% of its 891,635,721 shares of capital stock existing at the time of the resolution. The aggregate of shares acquired under this authorization and any other shares previously acquired and still held in treasury by the Company or to be attributed to the Company pursuant to §71d and §71e of the German Stock Corporation Act, shall at no time exceed 10% of the then existing capital stock. The authorization may be exercised by the Company in whole or in part, once or several times, but also by any of its subsidiaries or by third parties on behalf of the Company or its subsidiaries.

The acquisition of the shares of stock is accomplished at the discretion of the Managing Board either by purchase over the stock exchange or through a public share purchase offer. If the shares are acquired over the stock exchange, the purchase price paid per share (excluding incidental transaction charges) may neither exceed nor fall below the market price of the Siemens stock on the trading day, as determined at the opening auction of XETRA trading (or a comparable successor system), by more than 10%. If the shares are acquired through a public share purchase offer, the purchase price or purchase price range per share (excluding incidental transaction charges) may neither exceed nor fall below the average closing price of the Siemens stock in XETRA trading (or a comparable successor system) during the last five trading days prior to the date on which the final Managing Board resolution about the formal offer is made, by more than 20%. If, in the case of a public share purchase offer, the number of Siemens shares tendered or offered for purchase by shareholders exceeds the total volume of shares which the Company intends to reacquire, the shareholders' right to tender may be excluded to the extent that acquisition shall be in proportion to the Siemens shares tendered or offered for purchase. Furthermore, the tender or offer for purchase of small lots of up to 150 Siemens shares per shareholder may receive preferential treatment.

The Managing Board was authorized to also use shares acquired on the basis of this or any previously given authorization as follows: (i) such shares of stock may be retired with the approval of the Supervisory Board; (ii) such shares of stock may be used to meet the obligations under the 1999 and 2001 Siemens Stock Option Plans; (iii) such shares of stock may be offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries, or they may be granted and transferred to such individuals with a holding period of at least two years; or (iv) such shares of stock may be used to service conversion or option rights granted by the Company or any of its subsidiaries upon the issuance of bonds. Furthermore, the Supervisory Board was authorized to offer shares reacquired on the basis of this or any previously given authorization as stock-based compensation for purchase to members of the Managing Board of Siemens AG under the same terms and conditions as those offered to employees of the Company, or to grant and transfer them with a holding period of at least two years.

As of September 30, 2007, the Company held 383 shares of stock in treasury.

(8) Significant agreements which take effect, alter or terminate upon a change of control of the Company following a takeover bid

Siemens AG holds a minority interest in an entity active in the nuclear power business that is majority-owned by a French company engaged in nuclear power generation. Under the Shareholders' Agreement for this entity, the majority shareholder has the right to acquire the equity interest held by Siemens in the event of a change of control. Conversely, Siemens AG has the right in the event of a change of control to sell the interest held by it to the majority shareholder. A change of control within the meaning of the Shareholders' Agreement is deemed to occur if more than 50% of the interests owned by one of the shareholders are acquired and held by a third party, and the acquisition materially reduces the market value of the entity or such third party is a major competitor of the entity or one of its shareholders in the areas of power generation, power transmission and power distribution or automation. Therefore, a change-of-control transaction following the exercise of the corresponding right would result in the French majority shareholder acquiring the minority interest formerly held by Siemens AG. From the transaction, Siemens AG would receive income that basically corresponds to the fair market price of the equity interest at the time of exercising the right. On the other hand, Siemens AG would no longer be entitled to receive a share in the net income derived from the entity's nuclear power business.

Siemens AG maintains lines of credit in an aggregate amount of U.S.$9 billion which provide its lenders with a right of termination in the event that (i) Siemens AG becomes a subsidiary of another company or (ii) an individual or a group of individuals acting in concert acquires effective control over Siemens AG by being able to exercise significant influence over its activities. In addition, Siemens AG has a credit line at its disposal in the amount of €450 million which may be terminated by the lender if major changes in Siemens AG's corporate legal situation occur that jeopardize the orderly repayment of the credit.

Agreements concluded by Siemens AG under the International Swaps and Derivatives Association Inc. framework ("ISDA agreements") each give Siemens AG's contractual party a right of termination if (i) Siemens AG is merged into a third party, or (ii) all or substantially all of the assets of Siemens AG are transferred to a third party. In the event that the third party does not assume the obligations of Siemens AG, all outstanding transactions under the respective agreements may be terminated. If the third party chooses to assume the obligations of Siemens AG under such agreement and its creditworthiness is materially weaker than that of Siemens AG, the affected transactions under the respective agreements may be terminated. In either situation, the outstanding payment claims under such agreement are to be netted.

(9) Compensation agreements with members of the Managing Board or employees in the event of a takeover bid

In the event of a change of control – i.e. if one or several shareholders acting jointly or in concert acquire a majority of the voting rights in Siemens AG and exercise a controlling influence, or if Siemens AG becomes a dependent enterprise as a result of entering into an enterprise contract within the meaning of §291 of the German Stock Corporation Act, or if Siemens AG is to be merged into another company – any member of the Managing Board has the right to terminate the contract of employment if such change of control results in a substantial change in position (e.g. due to a change in corporate strategy or a change in the Managing Board member's duties and responsibilities). If this right of termination is exercised, the Managing Board member will receive a severance payment which amounts to the target annual compensation applicable at the time of contract termination for the remaining contractual term of office, but at least for a period of three years. In addition, non-monetary benefits are settled by a cash payment equal to five percent of the severance payment. No severance payments are made if the Managing Board member receives benefits from third parties in connection with a change of control. A right of termination does not exist if the change of control occurs within a period of twelve (12) months prior to a Managing Board member's retirement.

Compensation Report

The Compensation Report outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration. In addition, the report describes the policies and levels of compensation paid to Supervisory Board members and gives details of stock ownership by members of the Managing and Supervisory Boards. The Compensation Report is based on the recommendations and suggestions of the German Corporate Governance Code and comprises data that, in accordance with the requirements of the HGB, are a part of the MD&A pursuant to § 315 of the HGB. The Compensation Report is presented within the Corporate Governance Report, included in this Annual Report for fiscal year 2007.

Outlook

Focus for the Next Three Fiscal Years: Fit4 2010
Siemens' focus in the next three years will be fulfilling our Fit4 2010 strategic program. This program includes goals for business growth and development; income, profitability and other financial goals; organizational development; and leadership in corporate responsibility. Fit4 2010 is a significant advance from Fit4More, which we successfully concluded in fiscal 2007. We have raised our profitability goals in most of our operating businesses, we added new corporate financial targets, and we are adopting a more focused organizational structure for our company as a whole. All these developments are discussed in more detail below, along with our outlook for macroeconomic and industry development.

Macroeconomic Development
Based on estimates of Global Insight, Inc., we anticipate generally positive conditions in the world economy in the next two years. If these conditions continue, global gross domestic product (GDP) is expected to grow 3.4% in 2008 and at 3.6% in 2009. We are closely monitoring the possibility that global GDP growth will be slower than these rates, potentially due to further increases in oil prices and further uncertainty in financial markets.

Industry Development
The current global upswing has been fueled by rapid modernization in regions of the world outside Western Europe, the U.S. and Japan. This modernization has been broad-based, as emerging economies establish new industrial production systems, power generation capacity, urban infrastructure, transportation systems, and healthcare systems. We expect this trend to continue in the relevant industries in fiscal 2008 and 2009. In the developed economies of Western Europe, these industries are growing somewhat more slowly and with different priorities. These include increasing efficiency and productivity in industrial production;

enhancing the security of buildings, cities and transportation systems; developing alternative sources of energy; and shifting the emphasis in healthcare from treatment to early diagnosis and disease prevention. With its global reach and broad business portfolio, Siemens is well positioned to take advantage of market development in both the mature and emerging economies around the world.

Growth and Financial Performance
In fiscal 2007, we expanded our external communication regarding our financial performance, goals and expectations. Our most important targets and performance expectations are summarized in the following paragraphs.

Growth. In the next two fiscal years we intend to increase our revenue by at least twice the rate of global GDP growth. We believe we are well positioned to reach these near-term growth targets, in part due to new orders of approximately €84 billion in fiscal 2007 and a corresponding book-to-bill ratio of 1.16.

Group Profit from Operations. We aim to increase Group profit from Operations at a rate at least twice as fast as our rate of revenue growth in the next two years. Effects on Group profit from Operations related to the SG&A reduction program mentioned below are not yet quantified for fiscal 2008 or 2009. We aim for growth in Group profit from Operations in fiscal 2009 as we approach fulfillment of Fit4 2010, which includes higher margin ranges for our operating Groups (shown in the table below). In particular, we increased our 2010 margin expectations for Med, which completed or announced major acquisitions in fiscal 2007. We expect Group profit from Operations to benefit from these and other substantial portfolio changes that we have completed at other Groups in recent years.

	Margin ranges new	Margin ranges old[1]
Automation and Drives	12 – 15%	11 – 13%
Industrial Solutions and Services	5 – 7%	4 – 6%
Siemens Building Technologies	7 – 9%	7 – 9%
Osram	10 – 12%	10 – 11%
Transportation Systems	5 – 7%	5 – 7%
Power Generation	10 – 14%	10 – 13%
Power Transmission and Distribution	7 – 10%	5 – 7%
Medical Solutions	14 – 17%	11 – 13%
Siemens IT Solutions and Services[2]	5 – 7%	5 – 6%
Siemens Financial Services[3]	20 – 23%	18 – 22%

(1) The old margin ranges refer to our Fit4More program.
(2) The old margin range was for the former Siemens Business Services Group.
(3) Return on equity, which is defined as SFS' income before income taxes divided by the allocated equity for SFS.

Overall, we believe we are in a good position to achieve our near-term targets for Group profit from Operations, given that all our Groups operated within their current target margin ranges for all or part of fiscal 2007. We will continue to monitor our earnings performance in Operations and the margins achieved by our most successful competitors, as well as global macroeconomic trends, to ensure that we are setting our profitability targets appropriately.

Income and EPS. In fiscal 2007, Group profit from Operations was the primary driver of growth in income from continuing operations. We expect this relationship to continue in the next two fiscal years. Furthermore, we expect the contribution to net income from discontinued operations will be strongly positive in fiscal 2008, due to a substantial gain on the sale of SV. We expect this transaction to close in the first quarter of fiscal 2008. We expect a substantial increase in earnings per share (EPS) from continuing and discontinued operations in fiscal 2008 compared to fiscal 2007. Some potential effects on income related to compliance matters are not yet quantifiable for fiscal 2008 or 2009, which could have a material impact on our EPS. For information on our risk factors with respect to our compliance matters, see "Risk management."

Cash Generation and Cash Conversion. In addition to our growth and profitability goals, we have added new financial measures as part of Fit4 2010. Free cash flow, shows how successfully we generate cash from operating activities minus additions to intangible assets and property, plant and equipment (capital expenditures). In fiscal 2007 we substantially increased free cash flow compared to the prior year. In fiscal 2008 and fiscal 2009, we expect to focus management attention on two key determinants of free cash flow: net working capital within operating activities, and capital expenditures. In particular, we have set a mid-term target to keep additions to PPE (property, plant and equipment) and intangible assets as a percentage of depreciation and amortization to 95% – 115%.

Along with free cash flow we are now reporting on our cash conversion rate (CCR), which is defined as the ratio of free cash flow to income. This measure shows how effectively we convert income into cash that can be used to finance business growth or other objectives. Our 2010 target for CCR is 1 minus our annual revenue growth rate.

Two major portfolio transactions that we announced in fiscal 2007 will have major influence on our cash flows in fiscal 2008. The first is our acquisition of Dade Behring for approximately $7 billion (€5 billion). We paid for this purchase at the closing of the transaction at the beginning of November 2007. The second portfolio transaction is our sale of SV for a preliminary purchase price of approximately €11.4 billion. We anticipate the closing of this transaction in the first quarter of fiscal 2008.

Capital Structure and ROCE. Our other new financial measures are intended to show how efficiently we structure the capital on our balance sheet and how effectively we invest it in our business. The target for our capital structure is calculated as adjusted industrial net debt divided by earnings before interest expense, income taxes, depreciation, amortization and impairments (EBITDA), also as adjusted. For additional information with respect to our capital structure and the calculation of adjusted industrial net debt, see "Capital Structure." Our Fit42010 target range for the capital structure ratio is 0.8 – 1.0, which represents an increase in current debt/income leverage taking into consideration the cash inflows and outflows related to SV and Dade Behring mentioned above. As a step toward achieving this goal, we have announced plans to repurchase Siemens shares over the next three years, up to a total of €10 billion. This share buy-back program leads to stronger EPS growth in the years ahead, while maintaining our financial flexibility.

To highlight the return on capital invested in Siemens, we have adopted a measure known as return on capital employed (ROCE), calculated as income from continuing operations (before interest) divided by net capital employed in continuing operations. Our ROCE in fiscal 2007 was 12.7%. ROCE development in fiscal 2008 will be affected by a substantial increase in capital employed, stemming from major acquisitions completed or announced in fiscal 2007. Our 2010 target range for ROCE is 14 – 16%.

Investment in Sustainable Growth

We continually invest in sustainable growth by advancing our technology through R&D, strengthening and streamlining our organization, and demonstrating corporate responsibility.

R&D. In fiscal 2007 we invested 4.7% of our revenue in research and development. Approximately 70% of this €3.4 billion investment was aligned with our three largest and most profitable Groups: A&D, PG and Med. The pace of technology evolution in their respective industries is swift, requiring continuous innovation. In fiscal 2008 and fiscal 2009, we expect to increase R&D spending compared to fiscal 2007.

New Organizational Structure. To make Siemens faster, less complex, and more focused as a company, we have announced that we will implement a new organizational structure in fiscal 2008. This structure will consist of three sectors, each focused on a major growth engine of the global economy: industry, energy, and healthcare. The industry sector will consist chiefly of the businesses now within A&D, I&S, SBT, TS and Osram. The energy sector will consist chiefly of the business now within PG and PTD. The healthcare sector will consist of the businesses now within Med.

Each sector will be headed by a chief executive officer (CEO) with membership on Siemens' Managing Board. In addition, each sector will have a chief financial officer (CFO) reporting to the CFO of Siemens. Each division below the sector level will be headed by a CEO who reports up to the sector CEO. In the same way, the CEOs of each business unit within a division will report up to the division CEO. In the same way as for the CEOs, a separate reporting line for the CFOs will be established accordingly on the levels below the sectors. Announcement of the sector CEOs is scheduled for the end of November 2007.

Our regional companies around the world will support the new structure by allowing the global sector businesses a clear "right of way" in pursuing sustainable and profitable growth opportunities. All three sectors will be supported by cross-sector organizations that provide IT services (SIS) and financial services (SFS).

Reducing SG&A. As part of streamlining our organizational structure, we aim to reduce our marketing, selling, general and administrative costs by 10-20% by the end of 2010. We expect to achieve this goal by optimizing general and administrative costs within the new organizational structure while increasing the efficiency of our sales and marketing efforts on a global basis. In fiscal 2007, SG&A expense was €12.103 billion, or 16.7% of revenue. Programs for achieving SG&A reductions will be established in fiscal 2008.

Corporate Responsibility. Siemens has a long heritage of corporate responsibility reaching back to founder Werner von Siemens. In fiscal 2007, following revelations of employee misconduct in certain of our businesses in prior years, we brought significant management attention to resolving related legal and regulatory matters while strengthening our corporate governance systems. We intend to continue these efforts vigorously in fiscal 2008. Effective with the beginning of the fiscal year, we established a new Managing Board position with responsibility for all legal and compliance issues.

We will continue to meet our commitments to our investors, employees, other communities and the environment in fiscal 2008 and fiscal 2009. In particular, we have set new quantifiable targets for further reducing environmental impacts related to our global production systems. On a normalized basis, allowing for business growth, we intend to reduce greenhouse gas emissions by 20%, water use by 20%, and non-recyclable waste by 15% compared to fiscal 2006 levels, by 2011. We also plan to further increase our reporting on environmental issues related to our business as part of Fit$_4$2010.

Opportunities

In the next two years we see numerous opportunities for Siemens. At the highest level, these opportunities stem from our continuous innovation in strong global growth industries. If market acceptance of our innovations exceeds our expectations, or major regional or national economies grow at rates exceeding our estimates, or particular industries experience stronger demand than we anticipate, our business or our profits could grow faster than we have outlined above.

In particular, we see opportunities in all three sectors mentioned above. With manufacturing industries increasingly relying on information technology to track and manage processes and products, we see an opportunity related to the acquisition of UGS at A&D, which brings us leadership capabilities in product life cycle management (PLM) software. With oil prices rising, we see a significant opportunity in our wind power business which is rapidly increasing its revenues, profits and production capacity. With the recent acquisitions at Med, we can begin offering hospitals, clinics and laboratories the world's most fully integrated provider of healthcare diagnostics solutions.

Our business, financial condition or results of operation could suffer material adverse effects as a result of certain risks. For an overview of the Company's risk factors, see "Risk management."

This Annual Report contains forward-looking statements and information – that is, statements related to future, not past, events. These statements may be identified by words such as "expects," "looks forward to," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," "project" or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens' control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigation we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC's website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Consolidated Statements of Income

For the fiscal years ended September 30, 2007 and 2006 (in millions of €, per share amounts in €)

		Siemens	
	Note	2007	2006
Revenue		72,448	66,487
Cost of goods sold and services rendered		(51,572)	(49,108)
Gross profit		20,876	17,379
Research and development expenses		(3,399)	(3,091)
Marketing, selling and general administrative expenses		(12,103)	(11,897)
Other operating income	5	680	629
Other operating expense	6	(1,053)	(260)
Income (loss) from investments accounted for using the equity method, net	7	108	404
Financial income (expense), net	8	(8)	254
Income (loss) from continuing operations before income taxes		5,101	3,418
Income taxes[1]	9	(1,192)	(776)
Income (loss) from continuing operations		3,909	2,642
Income (loss) from discontinued operations, net of income taxes		129	703
Net income (loss)		4,038	3,345
Attributable to:			
Minority interest		232	210
Shareholders of Siemens AG		3,806	3,135
Basic earnings per share	35		
Income from continuing operations		4.13	2.78
Income from discontinued operations		0.11	0.74
Net income		4.24	3.52
Diluted earnings per share	35		
Income from continuing operations		3.99	2.77
Income from discontinued operations		0.11	0.74
Net income		4.10	3.51

Consolidated Statements of Income and Expense Recognized in Equity

For the fiscal years ended September 30, 2007 and 2006 (in millions of €)

	Siemens	
	2007	2006
Net income	4,038	3,345
Currency translation differences	(536)	(349)
Available-for-sale financial assets	30	(354)
Derivative financial instruments	100	58
Actuarial gains and losses on pension plans and similar commitments	1,237	245
Revaluation effect related to step acquisitions	3	4
Total income and expense recognized directly in equity, net of tax[2][3]	834	(396)
Total income and expense recognized in equity	**4,872**	**2,949**
Attributable to:		
Minority interest	265	181
Shareholders of Siemens AG	4,607	2,768

Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
2007	2006	2007	2006	2007	2006
(1,498)	(1,429)	71,553	65,576	2,393	2,340
1,498	1,429	(51,091)	(48,525)	(1,979)	(2,012)
–	–	20,462	17,051	414	328
–	–	(3,399)	(3,091)	–	–
(3)	(6)	(11,740)	(11,545)	(360)	(346)
(70)	(77)	447	456	303	250
(13)	–	(1,013)	(216)	(27)	(44)
–	–	39	351	69	53
239	65	(405)	9	158	180
153	(18)	4,391	3,015	557	421
(36)	4	(1,026)	(684)	(130)	(96)
117	(14)	3,365	2,331	427	325
–	–	131	712	(2)	(9)
117	(14)	3,496	3,043	425	316

[1] The income taxes of **Eliminations, reclassifications and Corporate Treasury, Operations,** and **Financing and Real Estate** are based on the consolidated effective corporate tax rate applied to income before income taxes.

[2] Includes €(26) and €(50) in 2007 and 2006, respectively, resulting from investments accounted for using the equity method.

[3] Includes minority interest of €30 and €(29) in 2007 and 2006, respectively, relating to currency translation differences and minority interest of €3 and €– in 2007 and 2006, respectively, relating to actuarial gains and losses on pension plans and similar commitments.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

As of September 30, 2007 and 2006 (in millions of €)

		Siemens	
	Note	9/30/07	9/30/06
Assets			
Current assets			
Cash and cash equivalents		4,005	10,214
Available-for-sale financial assets	10	193	596
Trade and other receivables	11	14,620	15,148
Other current financial assets	12	2,932	2,370
Intragroup receivables		–	–
Inventories	13	12,930	12,790
Income tax receivables		398	458
Other current assets	14	1,322	1,274
Assets classified as held for disposal		11,532	7,164
Total current assets		47,932	50,014
Goodwill	15	12,501	9,689
Other intangible assets	16	4,619	3,385
Property, plant and equipment	17	10,555	12,072
Investments accounted for using the equity method	18	7,016	2,956
Other financial assets	19	5,561	5,042
Intragroup receivables		–	–
Deferred tax assets	9	2,594	3,657
Other assets		777	713
Total assets		91,555	87,528

Liabilities and equity			
Current liabilities			
Short-term debt and current maturities of long-term debt	22	5,637	2,175
Trade payables		8,382	8,443
Other current financial liabilities	20	2,553	1,929
Intragroup liabilities		–	–
Current provisions	24	3,581	3,859
Income tax payables		2,141	1,582
Other current liabilities	21	17,058	15,591
Liabilities associated with assets classified as held for disposal		4,542	5,385
Total current liabilities		43,894	38,964
Long-term debt	22	9,860	13,122
Pension plans and similar commitments	23	2,780	5,083
Deferred tax liabilities	9	580	184
Provisions	24	2,103	1,858
Other financial liabilities		411	248
Other liabilities	25	2,300	2,174
Intragroup liabilities		–	–
Total liabilities		61,928	61,633
Equity	26		
Common stock, no par value[1]		2,743	2,673
Additional paid-in capital		6,080	5,662
Retained earnings		20,453	16,702
Other components of equity		(280)	156
Treasury shares, at cost[2]		–	–
Total equity attributable to shareholders of Siemens AG		28,996	25,193
Minority interest		631	702
Total equity		29,627	25,895
Total liabilities and equity		91,555	87,528

[1] Authorized: 1,137,913,421 and 1,116,087,241 shares, respectively. Issued: 914,203,421 and 891,087,241 shares, respectively. [2] 383 and 415 shares, respectively.

Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
9/30/07	9/30/06	9/30/07	9/30/06	9/30/07	9/30/06
2,740	9,072	1,195	1,109	70	33
–	416	162	160	31	20
–	–	12,589	10,885	2,031	4,263
366	145	1,427	1,314	1,139	911
(10,401)	(15,736)	10,355	15,680	46	56
(2)	(2)	12,850	12,735	82	57
1	2	352	445	45	11
–	48	1,183	1,122	139	104
(345)	(21)	11,843	7,180	34	5
(7,641)	(6,076)	51,956	50,630	3,617	5,460
–	–	12,375	9,557	126	132
–	–	4,605	3,368	14	17
–	–	6,896	8,310	3,659	3,762
–	–	6,791	2,738	225	218
454	215	1,353	1,232	3,754	3,595
(479)	(348)	479	348	–	–
17	222	2,488	3,329	89	106
1	194	715	507	61	12
(7,648)	(5,793)	87,658	80,019	11,545	13,302
5,095	1,433	362	530	180	212
13	28	7,951	8,140	418	275
754	606	1,712	1,242	87	81
(15,170)	(16,406)	10,551	9,886	4,619	6,520
–	–	3,521	3,770	60	89
19	2	2,069	1,563	53	17
166	129	16,663	15,215	229	247
(4,211)	(16)	8,753	5,401	–	–
(13,334)	(14,224)	51,582	45,747	5,646	7,441
8,901	11,946	548	744	411	432
–	–	2,779	5,081	1	2
(379)	(397)	561	177	398	404
–	–	1,983	1,761	120	97
120	19	246	177	45	52
9	41	2,214	2,054	77	79
(2,965)	(3,178)	79	434	2,886	2,744
(7,648)	(5,793)	59,992	56,175	9,584	11,251
–	–	27,666	23,844	1,961	2,051
(7,648)	(5,793)	87,658	80,019	11,545	13,302

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flow

For the fiscal years ended September 30, 2007 and 2006 (in millions of €)

	Siemens	
	2007	2006
Cash flows from operating activities		
Net income (loss)	4,038	3,345
Adjustments to reconcile net income to cash provided		
Amortization, depreciation and impairments	3,751	3,118
Income taxes	2,193	775
Interest (income) expense, net	193	(142)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(2,051)	(113)
(Gains) on sales of investments, net[1]	(95)	(104)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	32	(466)
(Income) from investments[1]	(223)	(569)
Other non-cash (income) expenses	106	372
Change in current assets and liabilities		
(Increase) decrease in inventories	(986)	(2,313)
(Increase) decrease in trade and other receivables	(1,183)	(1,027)
(Increase) decrease in other current assets	(486)	572
Increase (decrease) in trade payables	1,158	279
Increase (decrease) in current provisions	(258)	(34)
Increase (decrease) in other current liabilities	2,858	2,053
Change in other assets and liabilities	(883)	41
Income taxes paid	(1,930)	(1,191)
Dividends received	337	378
Interest received	757	685
Net cash provided by operating activities – continuing and discontinued operations	7,328	5,659
Net cash provided by operating activities – continuing operations	**9,822**	**5,003**
Cash flows from investing activities		
Additions to intangible assets and property, plant and equipment	(3,751)	(4,052)
Acquisitions, net of cash acquired	(7,370)	(2,055)
Purchases of investments[1]	(261)	(389)
Purchases of current available-for-sale financial assets	(148)	(1,489)
(Increase) decrease in receivables from financing activities	(907)	(469)
Proceeds from sales of investments, intangibles and property, plant and equipment[1]	1,041	914
Proceeds from disposals of businesses	(380)	(260)
Proceeds from sales of current available-for-sale financial assets	419	3,104
Net cash provided by (used in) investing activities – continuing and discontinued operations	(11,357)	(4,696)
Net cash provided by (used in) investing activities – continuing operations	**(10,068)**	**(4,315)**
Cash flows from financing activities		
Proceeds from issuance of common stock	903	–
Purchase of common stock	(101)	(421)
Proceeds from re-issuance of treasury stock	66	313
Proceeds from issuance of long-term debt	766	6,701
Repayment of long-term debt (including current maturities of long-term debt)	(4,595)	(1,710)
Change in short-term debt	4,386	(1,762)
Interest paid	(1,169)	(596)
Dividends paid	(1,292)	(1,201)
Dividends paid to minority shareholders	(151)	(118)
Intragroup financing	–	–
Net cash provided by operating activities – continuing and discontinued operations	(1,187)	1,206
Net cash provided by (used in) financing activities – continuing operations	**(5,792)**	**1,540**
Effect of exchange rates on cash and cash equivalents	(58)	(76)
Net increase (decrease) in cash and cash equivalents	(5,274)	2,093
Cash and cash equivalents at beginning of period	10,214	8,121
Cash and cash equivalents at end of period	4,940	10,214
Less: Cash and cash equivalents of discontinued operations at end of period	935	–
Cash and cash equivalents of continuing operations at end of period	4,005	10,214

[1] Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Eliminations, reclassifications and Corporate Treasury		Operations		Financing and Real Estate	
2007	2006	2007	2006	2007	2006
117	(14)	3,496	3,043	425	316
–	–	3,288	2,676	463	442
36	(3)	2,028	688	129	90
(293)	(409)	593	404	(107)	(137)
11	–	(1,867)	19	(195)	(132)
–	–	(61)	(91)	(34)	(13)
30	–	2	(466)	–	–
–	–	(105)	(463)	(118)	(106)
14	276	103	110	(11)	(14)
–	(2)	(960)	(2,321)	(26)	10
2,343	40	(3,503)	(1,115)	(23)	48
(161)	306	(397)	79	72	187
(32)	15	1,060	204	130	60
–	(2)	(233)	(60)	(25)	28
224	321	2,578	1,734	56	(2)
(119)	(53)	(753)	119	(11)	(25)
(39)	(94)	(1,749)	(957)	(142)	(140)
–	–	247	299	90	79
199	180	146	159	412	346
2,330	561	3,913	4,061	1,085	1,037
2,330	**561**	**6,407**	**3,405**	**1,085**	**1,037**
–	–	(2,997)	(3,284)	(754)	(768)
–	–	(7,370)	(2,052)	–	(3)
–	–	(253)	(369)	(8)	(20)
–	(1,409)	(129)	(72)	(19)	(8)
(2,367)	(70)	–	–	1,460	(399)
–	–	532	549	509	365
–	–	(380)	(260)	–	–
365	986	46	2,112	8	6
(2,002)	(493)	(10,551)	(3,376)	1,196	(827)
(2,002)	**(493)**	**(9,262)**	**(2,995)**	**1,196**	**(827)**
–	–	903	–	–	–
–	–	(101)	(421)	–	–
–	–	66	313	–	–
766	6,701	–	–	–	–
(4,486)	(1,600)	(82)	(49)	(27)	(61)
4,516	(1,244)	(80)	(419)	(50)	(99)
(969)	(388)	(131)	(141)	(69)	(67)
–	–	(1,292)	(1,201)	–	–
–	–	(151)	(118)	–	–
(6,444)	(1,046)	8,541	1,042	(2,097)	4
(6,617)	2,423	7,673	(994)	(2,243)	(223)
(6,617)	**2,423**	**3,068**	**(660)**	**(2,243)**	**(223)**
(43)	(22)	(14)	(53)	(1)	(1)
(6,332)	2,469	1,021	(362)	37	(14)
9,072	6,603	1,109	1,471	33	47
2,740	9,072	2,130	1,109	70	33
–	–	935	–	–	–
2,740	9,072	1,195	1,109	70	33

Consolidated Changes in Equity

For the fiscal years ended September 30, 2007 and 2006 (in millions of €)

	Common stock	Additional paid-in capital	Retained earnings
Balance at October 1, 2005	2,673	5,167	14,519
Income and expense recognized in equity	–	–	3,384
Dividends	–	–	(1,201)
Issuance of common stock and share-based payment	–	44	–
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	(36)	–
Other changes in equity*	–	487	–
Balance at September 30, 2006	**2,673**	**5,662**	**16,702**
Balance at October 1, 2006	2,673	5,662	16,702
Income and expense recognized in equity	–	–	5,043
Dividends	–	–	(1,292)
Issuance of common stock and share-based payment	70	1,593	–
Purchase of common stock	–	–	–
Re-issuance of treasury stock	–	(7)	–
Other changes in equity*	–	(1,168)	–
Balance at September 30, 2007	**2,743**	**6,080**	**20,453**

* For further information see also Notes 22 and 26.

Other components of equity							
Currency translation differences	Available-for-sale financial assets	Derivative financial instruments	Total	Treasury shares at cost	Total equity attributable to shareholders of Siemens AG	Minority interest	Total equity
411	450	(89)	772	(1)	23,130	661	23,791
(320)	(354)	58	(616)	–	2,768	181	2,949
–	–	–	–	–	(1,201)	(144)	(1,345)
–	–	–	–	–	44	–	44
–	–	–	–	(421)	(421)	–	(421)
–	–	–	–	422	386	–	386
–	–	–	–	–	487	4	491
91	96	(31)	156	–	25,193	702	25,895
91	96	(31)	156	–	25,193	702	25,895
(566)	30	100	(436)	–	4,607	265	4,872
–	–	–	–	–	(1,292)	(146)	(1,438)
–	–	–	–	–	1,663	–	1,663
–	–	–	–	(101)	(101)	–	(101)
–	–	–	–	101	94	–	94
–	–	–	–	–	(1,168)	(190)	(1,358)
(475)	126	69	(280)	–	28,996	631	29,627

Segment Information (continuing operations)

As of and for the fiscal years ended September 30, 2007 and 2006 (in millions of €)

	New orders (unaudited)		External revenue		Intersegment revenue		Total revenue	
	2007	2006	2007	2006	2007	2006	2007	2006
Operations Groups								
Siemens IT Solutions and Services (SIS)[5]	5,156	5,574	3,988	4,466	1,372	1,227	5,360	5,693
Automation and Drives (A&D)	16,794	14,312	13,695	11,564	1,694	1,477	15,389	13,041
Industrial Solutions and Services (I&S)	10,161	9,025	7,824	7,837	1,070	982	8,894	8,819
Siemens Building Technologies (SBT)	5,350	5,235	4,952	4,695	110	101	5,062	4,796
Power Generation (PG)	17,988	12,532	12,159	10,068	35	18	12,194	10,086
Power Transmission and Distribution (PTD)	9,896	8,028	7,126	6,032	563	477	7,689	6,509
Transportation Systems (TS)	4,780	6,173	4,418	4,429	34	64	4,452	4,493
Medical Solutions (Med)	10,271	9,334	9,798	8,164	53	63	9,851	8,227
Osram	4,690	4,563	4,677	4,547	13	16	4,690	4,563
Strategic Equity Investments (SEI)[6]	–	–	–	–	–	–	–	–
Other Operations	2,830	4,068	2,516	3,427	368	517	2,884	3,944
Total Operations Groups	**87,916**	**78,844**	**71,153**	**65,229**	**5,312**	**4,942**	**76,465**	**70,171**
Reconciliation to financial statements								
Corporate items, pensions and eliminations	(4,949)	(4,855)	166	97	(5,078)	(4,692)	(4,912)	(4,595)
Other interest expense	–	–	–	–	–	–	–	–
Other assets related and miscellaneous reconciling items	–	–	–	–	–	–	–	–
Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	**82,967**	**73,989**	**71,319**	**65,326**	**234**	**250**	**71,553**	**65,576**
Financing and Real Estate Groups								
Siemens Financial Services (SFS)	721	645	653	581	67	64	720	645
Siemens Real Estate (SRE)	1,686	1,705	476	580	1,210	1,125	1,686	1,705
Eliminations	(13)	(10)	–	–	(13)	(10)	(13)	(10)
Total Financing and Real Estate	**2,394**	**2,340**	**1,129**	**1,161**	**1,264**	**1,179**	**2,393**	**2,340**
Eliminations, reclassifications and Corporate Treasury	**(1,445)**	**(1,385)**	**–**	**–**	**(1,498)**	**(1,429)**	**(1,498)**	**(1,429)**
Siemens	**83,916**	**74,944**	**72,448**	**66,487**	**–**	**–**	**72,448**	**66,487**

(1) Group profit of the **Operations** Groups is earnings before financing interest, certain pension costs and income taxes and may exclude other categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Group's performance.

(2) Net capital employed of the **Operations** Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3) Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment.

(4) Amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method for **Siemens** amount to €158 and €89 for the fiscal years ended September 30, 2007 and 2006, respectively.

(5) SIS was created effective April 1, 2007 and consists primarily of the activities of the former segment Siemens Business Services that were bundled with other information technology (IT) activities. Prior-year information was reclassified for comparability purposes.

(6) SEI was created as of October 1, 2006 and includes certain strategic investments accounted for using the equity method. Beginning in the third quarter of fiscal 2007, the Siemens investment in Nokia Siemens Networks is also reported in SEI.

(7) Includes cash paid for income taxes according to the allocation of income taxes to **Operations, Financing and Real Estate**, and **Eliminations, reclassifications and Corporate Treasury** in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in **Eliminations**. Interest payments are external interest paid as well as intragroup interest paid and received.

Group profit[1]		Net capital employed[2]		Free Cash Flow[3]		Additions to intangible assets and property, plant and equipment		Amortization depreciation and impairments[4]	
2007	2006	9/30/07	9/30/06	2007	2006	2007	2006	2007	2006
252	(731)	253	18	18	(661)	204	284	282	292
2,090	1,575	7,026	3,837	1,857	1,258	496	459	374	296
415	282	1,198	1,279	397	321	83	115	108	123
354	223	1,807	1,764	340	(1)	123	120	127	109
1,147	779	1,371	1,945	2,019	608	253	305	229	216
650	315	1,865	1,701	515	135	170	171	110	119
191	72	(58)	111	335	24	54	138	58	57
1,323	988	8,234	4,975	1,380	893	444	314	438	284
492	456	1,994	1,976	392	444	298	313	255	261
(161)	225	4,891	1,008	76	63	–	–	–	–
(193)	(317)	181	201	(292)	(278)	166	197	118	121
6,560	**3,867**	**28,762**	**18,815**	**7,037**	**2,806**	**2,291**	**2,416**	**2,099**	**1,878**
(1,672)	(527)	(3,536)	(6,392)	(2,943)[7]	(1,816)[7]	22	(1)	88	4
(497)	(325)	–	–	–	–	–	–	–	–
–	–	62,432	67,596	–	–	–	–	–	–
4,391	**3,015**	**87,658**	**80,019**	**4,094**	**990**	**2,313**	**2,415**	**2,187**	**1,882**
Income before income taxes		**Total assets**							
329	306	8,912	10,543	108	71	558	498	277	241
228	115	3,091	3,221	(35)	(45)	196	270	161	191
–	–	(458)	(462)	258[7]	243[7]	–	–	–	–
557	**421**	**11,545**	**13,302**	**331**	**269**	**754**	**768**	**438**	**432**
153	**(18)**	**(7,648)**	**(5,793)**	**2,330[7]**	**561[7]**	–	–	–	–
5,101	**3,418**	**91,555**	**87,528**	**6,755**	**1,820**	**3,067**	**3,183**	**2,625**	**2,314**

(in millions of €, except where otherwise stated and per share amounts)

Notes

1 Basis of presentation

The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries (the Company or Siemens) and have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU), as well as with the additional requirements as set forth in §315a(1) of the German Commercial Code (HGB). In addition to its primary financial reporting for fiscal 2006 under United States Generally Accepted Accounting Principles (U.S. GAAP), in December 2006 the Company also published its first IFRS Consolidated Financial Statements (IFRS Consolidated Financial Statements as of September 30, 2006). The IFRS Consolidated Financial Statements as of September 30, 2006 were presented as supplemental information and serve as a basis for Siemens' primary IFRS reporting beginning with the first quarter of fiscal 2007.

The Consolidated Financial Statements and Management's Discussion and Analysis as of September 30, 2007, prepared in accordance with §315a(1) of the HGB are being filed with and published in the German Electronic Federal Gazette (elektronischer Bundesanzeiger).

Siemens has prepared and reported its Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering (for further information see Note 36).

Siemens applied all standards and interpretations issued by the IASB that were effective as of September 30, 2007. In addition, the Company early adopted certain other standards, amendments to standards and interpretations, including the following standards which had a significant impact:

- IFRS 7, *Financial Instruments: Disclosures*. This standard requires extensive disclosures about the significance of financial instruments for an entity's financial position and results of operations, and qualitative and quantitative disclosures on the nature and extent of risks arising from financial instruments. It combines disclosure requirements from IAS 32, *Financial Instruments: Presentation*, and IAS 30, *Disclosures in the Financial Statements of Banks and Similar Financial Institutions*, and adds new disclosure requirements. The standard is effective for fiscal periods beginning on or after January 1, 2007. Siemens decided to early adopt IFRS 7 in its 2006 financial statements. IFRS 7 was also considered in determining the presentation of items on the face of the Consolidated Balance Sheets and the Consolidated Statements of Income.
- IFRS 8, *Operating Segments*. IFRS 8 replaces IAS 14, Segment Reporting, and aligns segment reporting with the requirements of Statement of Financial Accounting Standards (SFAS) 131, *Disclosures about Segments of an Enterprise and Related Information*, except for some minor differences. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components

of an entity for which separate financial information is available that is evaluated regularly by the entity's chief operating decision maker in making decisions about how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments. IFRS 8 is effective for fiscal periods beginning on or after January 1, 2009. However, Siemens decided to early adopt IFRS 8 in the first quarter of fiscal 2007. See Note 36 for further information on segment information.

The Consolidated Financial Statements were authorised for issue by the Managing Board on November 23, 2007.

All standards and interpretations issued by the IASB and applied by Siemens in preparing its Consolidated Financial Statements have been adopted for use in the EU until the date of authorization for issue. The Consolidated Financial Statements of Siemens also comply with IFRS as published by the IASB. Therefore, there are no differences and a reconciliation between IFRS as adopted by the EU and IFRS as published by the IASB is not necessary. IFRS as adopted by the EU and IFRS as published by the IASB are referred to, collectively, as IFRS in these Consolidated Financial Statements.

Financial statement presentation

The presentation of the Company's worldwide financial data is accompanied by a component model presentation breaking down Siemens' financial position, results of operations and cash flows into three components (see below). These components contain the Company's reportable segments (also referred to as Groups). Siemens VDO Automotive (SV) no longer represents an operating segment and will be dissolved in fiscal 2008 (for further information see Note 4 and 36).

- **Siemens** – Represents the Consolidated Financial Statements of the Company.
- **Operations** – Defined as Siemens' nine operating Groups and certain operating activities not associated with these Groups, as well as Strategic Equity Investments (see Note 36 for further information) and centrally managed items including corporate headquarters, but excluding the activities of the **Financing and Real Estate** Groups and the **Corporate Treasury**.
- **Financing and Real Estate** – Siemens' **Financing and Real Estate** Groups are responsible for the Company's international leasing, finance, credit and real estate management activities.
- **Eliminations, reclassifications and Corporate Treasury** – Captures separately the consolidation of transactions among **Operations** and **Financing and Real Estate**, as well as certain reclassifications. This component also includes the Company's Corporate Treasury activities.

(in millions of €, except where otherwise stated and per share amounts)

The Company's presentation of **Operations, Financing and Real Estate** and **Eliminations, reclassifications and Corporate Treasury** reflects the management of these components as distinctly different business activities, with different goals and requirements. Management believes that this presentation provides a clearer understanding of the components of the Company's financial position, results of operations and cash flows. The accounting principles applied to these components are generally the same as those used for **Siemens**. The Company has allocated equity to the **Financing and Real Estate** business based on a management approach which takes into consideration the inherent risk evident in the underlying assets. The remaining amount of total equity is shown under **Operations**. Income taxes are allocated to **Operations, Financing and Real Estate** and **Eliminations, reclassifications and Corporate Treasury** by applying the effective tax rate of Siemens to the income before income taxes of each respective component. Deferred income tax assets and liabilities are allocated to these components based on available component specific information and applicable proportions of such amounts to total assets and liabilities of **Siemens**. The financial data presented for the **Operations** and **Financing and Real Estate** and **Eliminations, reclassifications and Corporate Treasury** components are not intended to purport the financial position, results of operations and cash flows as if they were separate entities under IFRS.

The information disclosed in these Notes relates to **Siemens** unless otherwise stated.

2 Summary of significant accounting policies

The presentation of certain prior year information has been reclassified to conform to the current year presentation.

As previously reported, within the former Com Group, the Company's other Groups and regional companies, a number of Business Consultant Agreements and similar sales-related arrangements with third-party intermediaries have been identified. The Company identified a large volume of payments relating to fiscal years 2000–2006 made in connection with these agreements and other payments for which the Company has not been able either to establish a valid business purpose or to clearly identify the recipient. The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. During fiscal 2007, the Company determined that certain of these payments were non-deductible under tax regulations of Germany and other jurisdictions. Due to these matters, the Company accounted in fiscal 2007 for an amount of €352 in income tax charges and €28 in related interest charges in respect of fiscal years 2000–2006. These income tax charges are in addition to income tax charges recorded in fiscal 2006 in the amount of €168 relating to income tax liabilities for certain payments for which Siemens was not able to establish a valid business purpose or to clearly identify the recipient. The charges were considered to be immaterial under the rollover method of quantifying misstatements and were accounted for in fiscal 2007 by adjusting the comparative amounts for fiscal years 2006 and 2005 and the opening balance of total equity as

(in millions of €, except where otherwise stated and per share amounts)

of October 1, 2004. The effect of the adjustment of these misstatements on net income for fiscal 2006 and 2005 and the opening balance of total equity as of October 1, 2004 amounted to an increase of €25, a decrease of €69 and a decrease of €336, respectively. These adjustments had no impact on segment information.

Further, certain commission liability accounts were identified at the Med Group which were created in fiscal years prior to 2005 and subsequently released in a manner that did not comply with applicable accounting principles. The release of those liabilities resulted in an overstatement of net income (loss) of €15 in both fiscal 2006 and 2005. As a result, the opening balance of total equity as of October 1, 2004 was understated by €30. Comparative amounts for fiscal 2006 and 2005 for net income (loss), equity and segment information for the respective periods have been adjusted accordingly.

The following table summarizes the effect of all adjustments described above on net income as reported for fiscal years 2006 and 2005 as well as the effect of correcting the cumulative misstatements for fiscal years 2000 – 2004 within the opening balance of total equity as of October 1, 2004:

	Effect of misstatements on *Net income (loss)* in Fiscal Year		Effect of Accumulated misstatements on *Total equity* as of Oct. 1,	
	2006	2005	2004	Total
Misstatement[1], related to				
Com Germany	(5)	(13)	(173)	(191)
Non-Com Germany	(28)	(39)	(208)	(275)
International	(15)	(17)	(50)	(82)
Less: Income tax adjustments previously recorded at September 30, 2006[2]	73	-	95	168
Income tax adjustments[3] [4]	**25**	**(69)**	**(336)**	**(380)**
Med commission liability	(15)	(15)	30	-
Misstatements adjusted September 30, 2007	**10**	**(84)**	**(306)**	**(380)**

[1] Including interest, where applicable.
[2] Includes €31 recorded in fiscal 2006 that was determined to relate to non tax deductible expenses recorded in fiscal 2006 and €42 recorded in fiscal 2006 relating to misstatements originating in fiscal years 2005 and 2004 of €17 and €25, respectively.
[3] Includes income taxes related to continuing operations and discontinued operations.
[4] The effect of accumulated misstatements on Total Equity as of Oct. 1, 2004 relates to fiscal years 2004: €(82); 2003: €(59); 2002: €(55); 2001: €(40); 2000: €(100).

(in millions of €, except where otherwise stated and per share amounts)

The following table summarizes the effect the corrections had on the affected line-items on the face of the Consolidated Statements of Income and Consolidated Balance Sheets for fiscal years 2006 and 2005:

	Fiscal 2006			Fiscal 2005		
	prior to adjustment[1]	adjustment	adjusted	prior to adjustment[1]	adjustment	adjusted
Misstated Income Statement line-items						
Cost of goods sold and services rendered	(49,084)	(24)	(49,108)	(40,073)	(25)	(40,098)
Gross profit	17,403	(24)	17,379	15,708	(25)	15,683
Income (loss) from continuing operations before income taxes	3,442	(24)	3,418	3,619	(25)	3,594
Income taxes	(742)	(34)	(776)	(735)	(46)	(781)
Income (loss) from continuing operations	2,700	(58)	2,642	2,884	(71)	2,813
Income (loss) from discontinued operations, net of income taxes[2]	635	68	703	(224)	(13)	(237)
Net income (loss)	3,335	10	3,345	2,660	(84)	2,576
Basic earnings per share						
Income (loss) from continuing operations	2.85	(0.07)	2.78	3.04	(0.08)	2.96
Income (loss) from discontinued operations	0.66	0.08	0.74	(0.23)	(0.02)	(0.25)
Net income (loss)	3.51	0.01	3.52	2.81	(0.10)	2.71
Diluted earnings per share						
Income (loss) from continuing operations	2.84	(0.07)	2.77	2.93	(0.08)	2.85
Income (loss) from discontinued operations	0.66	0.08	0.74	(0.22)	(0.01)	(0.23)
Net income (loss)	3.50	0.01	3.51	2.71	(0.09)	2.62
Misstated Balance Sheet line-items						
Deferred tax assets	3,860	(203)	3,657	3,493	(233)	3,260
Trade payables	8,443	–	8,443	10,168	(24)	10,144
Income tax payables	1,487	95	1,582	1,499	105	1,604
Deferred tax liabilities	102	82	184	213	76	289
Total equity	26,275	(380)	25,895	24,181	(390)	23,791

[1] The figures reported for fiscal 2006 and 2005 as "prior to adjustment" correspond to the figures as originally reported after reclassifying SV that is reported as discontinued operations in 2007. Accordingly, prior periods have been reclassified for comparative purposes.
[2] These adjustments are related to the former Com Group.

Basis of consolidation – The Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPE's) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.

Business combinations – All business combinations are accounted for under the purchase method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill.

Associated companies – Companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights) are recorded in the Consolidated Financial Statements using the equity method of accounting and are initially recognized at cost. The excess of Siemens' initial investment in associated companies over Siemens' ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill. Goodwill relating to the acquisition of associated companies is included in the carrying amount of the investment and is not amortized but is tested for impairment as part of the overall investment in the associated company.

Siemens' share of its associated companies' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in equity that have not been recognized in the associates' profit or loss is recognized directly in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment in the associated company. When Siemens' share of losses in an associated company equals or exceeds its interest in the associate, Siemens does not recognize further losses, unless it incurs obligations or makes payments on behalf of the associate.

Material intercompany results arising from transactions between Siemens and its associated companies are eliminated to the extent of Siemens' interest in the associated company.

Foreign currency translation – The assets and liabilities of foreign subsidiaries, where the functional currency is other than the euro, are translated using period-end exchange rates, while the statements of income are translated using average exchange rates during the period. Differences arising from such translations are recognized within equity.

(in millions of €, except where otherwise stated and per share amounts)

The exchange rates of the significant currencies of non-euro countries used in the preparation of the Consolidated Financial Statements were as follows:

		Year-end exchange rate 1 € quoted into currencies specified below		Annual average rate 1 € quoted into currencies specified below	
		September 30,		Fiscal year	
Currency	ISO Code	2007	2006	2007	2006
British pound	GBP	0.697	0.678	0.676	0.685
U.S. Dollar	USD	1.418	1.266	1.333	1.230

Revenue recognition – Revenue is recognized for product sales when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is reasonably assured. If product sales are subject to customer acceptance, revenues are not recognized until customer acceptance occurs. Revenues from construction-type projects are generally recognized under the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated contract costs, contractual milestones or performance. Revenues from service transactions are recognized as services are performed. For long-term service contracts, revenues are recognized on a straight-line basis over the term of the contract or, if the performance pattern is other than straight-line, as the services are provided. Revenue from software arrangements is recognized at the time persuasive evidence of an arrangement exists, delivery has occurred, the amount of revenue can be measured reliably and collectibility is probable. Revenue from maintenance, unspecified upgrades or enhancements and technical support is allocated using the residual value method and is recognized over the period such items are delivered. If an arrangement to deliver software requires significant production, modification, or customization of software, the entire arrangement is accounted for under the percentage-of-completion method. Operating lease income for equipment rentals is recognized on a straight-line basis over the lease term. Interest is recognized using the effective interest method. Dividends are recognized when the right to receive payment is established. Royalties are recognized on an accrual basis in accordance with the substance of the relevant agreement.

Sales of goods and services sometimes involve the provision of multiple elements. In these cases, the Company determines whether the contract or arrangement contains more than one unit of accounting. An arrangement is separated if (1) the delivered element(s) has value to the customer on a stand-alone basis, (2) there is objective and reliable evidence of the fair value of the undelivered element(s) and (3), if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is considered probable and substantially in the control of the Company. If all three criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. In cases where there is objective and reliable fair value evidence of the undelivered elements but not for one or more of the delivered elements, the residual method is used, i.e. the amount allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of the undelivered elements. Objective and reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis or third-party prices for similar components. If the three criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.

Product-related expenses and losses from onerous contracts – Provisions for estimated costs related to product warranties are recorded in *Cost of goods sold and services rendered* at the time the related sale is recognized, and are established on an individual basis, except for consumer products. The estimates reflect historic trends of warranty costs, as well as information regarding product failure experienced during construction, installation or testing of products. In the case of new products, expert opinions and industry data are also taken into consideration in estimating product warranty provisions. Expected losses from onerous contracts are recognized in the period when the current estimate of total contract costs exceeds contract revenue.

Research and development costs – Costs of research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred.

Costs for development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and Siemens intends, and has sufficient resources, to complete development and to use or sell the asset. The costs capitalized include the cost of materials, direct labour and directly attributable general overhead expenditure that serves to prepare the asset for use. Such capitalized costs are included in *Other intangible assets* as other internally generated intangible assets (see Note 16). Other development costs are expensed as incurred. Capitalized development costs are stated at cost less accumulated amortization and impairment losses with an amortization period of generally three to five years.

Earnings per share – Basic earnings per share is computed by dividing income from continuing operations, income from discontinued operations and net income, all attributable to ordinary shareholders of Siemens AG by the weighted average shares outstanding during the year. Diluted earnings per share is calculated by assuming conversion or exercise of all potentially dilutive securities, stock options and stock awards.

Goodwill – Goodwill is not amortized, but instead tested for impairment annually, as well as whenever there are events or changes in circumstances ("triggering events") which suggest that the carrying amount may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

The goodwill impairment test is based on cash-generating units, which at Siemens are its divisions. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the division or divisions that are expected to benefit from the synergies of the business combination in which the goodwill arose. If the carrying amount of the division, to which the goodwill is allocated, exceeds its recoverable amount goodwill allocated to this division must be reduced accordingly. The recoverable amount is the higher of the division's fair value less costs to sell and its value in use. Siemens generally determines the recoverable amount of a division based on its fair value less costs to sell. These values are generally determined based on discounted cash flow calculations. Impairment losses on goodwill are not reversed in future periods if the recoverable amount exceeds the carrying amount of the cash-generating unit to which the goodwill is allocated. See Note 15 for further information.

Other intangible assets – Other intangible assets consist of software and other internally generated intangible assets, patents, licenses and similar rights. The Company amortizes intangible assets with finite useful lives on a straight-line basis over their respective estimated useful lives to their estimated residual values. Estimated useful lives for software, patents, licenses and other similar rights generally range from three to five years, except for intangible assets with finite useful lives acquired in business combinations. Intangible assets acquired in business combinations primarily consist of customer relationships and technology. Weighted average useful lives in specific acquisitions ranged from nine to twenty-two years for customer relationships and from seven to twelve years for technology. Intangible assets which are determined to have indefinite useful lives as well as intangible assets not yet available for use are not amortized, but instead tested for impairment at least annually. See Note 16 for further information.

Property, plant and equipment – Property, plant and equipment is valued at cost less accumulated depreciation and impairment losses. If the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item, they are accounted for and depreciated separately. Depreciation expense is recognized using the straight-line method. Costs of construction of qualifying long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. The following useful lives are assumed:

Factory and office buildings	20 to 50 years
Other buildings	5 to 10 years
Technical machinery & equipment	5 to 10 years
Furniture & office equipment	generally 5 years
Equipment leased to others	generally 3 to 5 years

Impairment of property, plant and equipment and other intangible assets with finite useful lives – The Company reviews property, plant and equipment and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by the comparison of the carrying amount of the asset to the recoverable amount, which is the higher of the asset's value in use and its fair value less costs to sell. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their recoverable amount. If the fair value cannot be determined, the assets' value in use is applied as their recoverable amount. The assets' value in use is measured by discounting their estimated future cash flows. If there is an indication that the reasons which caused the impairment no longer exist, Siemens would consider the need to reverse all or a portion of the impairment.

The Company's property, plant and equipment and other intangible assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell and depreciation is ceased.

Discontinued operations – Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for sale or has been disposed of, if the component either (a) represents a separate major line of business or geographical area of operations or (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

Income taxes – The Company applies IAS 12, *Income Taxes*. Under the liability method of IAS 12, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement, unless related to items directly recognized in equity, in the period the new laws are substantively enacted. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Inventories – Inventory is valued at the lower of acquisition or production cost or net realizable value, cost being generally determined on the basis of an average or first-in, first-out method. Production costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Provisions – A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are recognized at present value by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. Provisions for onerous contracts are measured at the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract. Additions to provisions are generally recognized in the income statement. The present value of legal obligations associated with the retirement of property, plant and equipment (asset retirement obligations) that result from the acquisition, construction, development or normal use of an asset is added to the carrying amount of the associated asset. The additional carrying amount is depreciated over the life of the asset. If the asset retirement obligation is settled for other than the carrying amount of the liability, the Company recognizes a gain or loss on settlement.

Financial instruments – A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets of the Company mainly include cash and cash equivalents, available-for-sale financial assets, trade receivables, loans receivable, finance lease receivables and derivative financial instruments with a positive fair value. Financial liabilities of the Company mainly comprise notes and bonds, loans from banks, commercial paper, trade payables, finance lease payables and derivative financial instruments with a negative fair value.

Financial instruments are recognized on the balance sheet when Siemens becomes a party to the contractual obligations of the instrument. For regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, the trade date is applied.

Initially, financial instruments are recognized at their fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are only recognized in determining the carrying amount, if the financial instruments are not measured at fair value through profit or loss. Finance lease receivables are recognized at an amount equal to the net investment in the lease. Subsequently, financial assets and liabilities are measured according to the category – cash and cash equivalents, available-for-sale financial assets, loans and receivables, financial liabilities measured at amortized cost or financial assets and liabilities classified as held for trading – to which they are assigned.

Cash and cash equivalents – The Company considers all highly liquid investments with less than three months maturity from the date of acquisition to be cash equivalents. Cash and cash equivalents are measured at cost.

Available-for-sale financial assets – Investments in equity instruments, debt instruments and fund shares are all classified as available-for-sale financial assets. They are accounted for at fair value if reliably measurable, with unrealized gains and losses included in *Other components of equity*, net of applicable deferred income taxes. Equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recorded at cost.

When available-for-sale financial assets incur a decline in fair value below acquisition cost and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized in equity is removed from equity and recognized in the Consolidated Statements of Income. The Company considers all available evidence such as market conditions and prices, investee-specific factors and the duration and the extent to which fair value is less than acquisition cost in evaluating potential impairment of its available-for-sale financial assets. An impairment loss may be reversed in subsequent periods for debt instruments, if the reasons for the impairment no longer exist.

Loans and receivables – Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method less any impairment losses. Impairment losses on trade and other receivables are recognized using separate allowance accounts. See Note 3 for further information regarding the determination of impairment.

Financial liabilities – Siemens measures financial liabilities, except for derivative financial instruments, at amortized cost using the effective interest method.

Derivative financial instruments – Derivative financial instruments, such as foreign currency exchange contracts and interest rate swap contracts, are measured at fair value. Derivative instruments are classified as held for trading unless they are designated as hedging instruments, for which hedge accounting is applied. Changes in the fair value of derivative financial instruments are recognized periodically either in net income or, in the case of a cash flow hedge, in *Other components of equity*, net of applicable deferred income taxes. Certain derivative instruments embedded in host contracts are also accounted for separately as derivatives.

Fair value hedges – The carrying amount of the hedged item is adjusted by the gain or loss attributable to the hedged risk. Where an unrecognized firm commitment is designated as the hedged item, the subsequent cumulative change in its fair value is recognized as a separate financial asset or liability with corresponding gain or loss recognized in net income.

For hedged items carried at amortized cost, the adjustment is amortized such that it is fully amortized by maturity of the hedged item. For hedged firm commitments the initial carrying amount of the assets or liabilities that result from meeting the firm commitments are adjusted to include the cumulative changes in the fair value that were previously recognized as separate financial assets or liabilities.

(in millions of €, except where otherwise stated and per share amounts)

Cash flow hedges – The effective portion of changes in the fair value of derivative instruments designated as cash flow hedges are recognized in *Other components of equity*, net of applicable deferred income taxes, and any ineffective portion is recognized immediately in net income. Amounts accumulated in equity are reclassified into net income in the same periods in which the hedged item affects net income.

See Note 31, *Derivative financial instruments and hedging activities* for further information.

Share-based payment – As permitted under IFRS 1, *First-time Adoption of International Financial Reporting Standards*, IFRS 2, *Share-based Payment* has not been retrospectively applied to all share-based payment awards. This exemption has been applied for all equity awards which were granted prior to November 7, 2002, as well as those equity awards granted prior to October 1, 2003, which vested before January 1, 2005. All such equity awards exempted from IFRS 2 continue to be accounted for under the intrinsic value approach. IFRS 2 distinguishes between cash-settled and equity-settled share-based payment transactions. For both types, the fair value is measured at grant date and the compensation expense is allocated over the period during which the employees become unconditionally entitled to the awards. Cash-settled awards are remeasured at fair value on each reporting date until the award is settled. Siemens uses an option pricing model to determine the fair value of its share-based payment plans. See Note 33 for further information on share-based payment transactions.

Initial application of standards and interpretations in fiscal 2007

For information on the adoption of IFRS 8, *Operating Segments*, in fiscal 2007 please refer to Notes 1 and 36.

Standards and interpretations issued but not yet adopted

In November 2006, the IFRIC issued IFRIC Interpretation 12, *Service Concession Arrangements*, to provide guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements. Service concession arrangements are arrangements whereby a government or other body grants contracts for the supply of public services (e.g. roads, energy distribution, transportation) to private operators. This Interpretation applies to public-to-private service concession arrangements if (a) the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and (b) the grantor controls – through ownership, beneficial entitlement or otherwise – any significant residual interest in the infrastructure at the end of the term of the arrangement. Control of the asset remains in public hands but the private sector operator is responsible for construction activities, as well as for operating and maintaining the public sector infrastructure. The operator does not recognize the infrastructure as its property, plant and equipment if the infrastructure is existing infrastructure of the grantor, or is infrastructure constructed or purchased by the operator as part of the service arrangement. The operator recognizes either a financial asset or an intangible asset, or both, as compensation for any construction services that it provides. Any concession arrangements within the scope of IFRIC 12 are excluded from the scope of IFRIC 4 "Determining whether an Arrangement Contains a Lease". The Company plans to adopt IFRIC 12 beginning October 1, 2008. The involvement of the Company in public-to-private service concession arrangements is currently being evaluated.

In September 2007, the International Accounting Standards Board (IASB) issued IAS 1, *Presentation of Financial Statements (IAS 1)*. IAS 1 replaces IAS 1, *Presentation of Financial Statements* (revised in 2003), as amended in 2005. The revision is aimed at improving users' ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The new standard is effective for fiscal periods beginning on or after January 1, 2009, early adoption being permitted. The Company will determine the expected effect of the revised IAS 1 and determine an adoption date.

3 Management estimates and judgments

Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on financial condition or results of operations. Critical accounting estimates could also involve estimates where management reasonably could have used a different estimate in the current accounting period. Management cautions that future events often vary from forecasts and that estimates routinely require adjustment.

Revenue recognition on construction contracts – The Company's Groups, particularly PG, TS, I&S, PTD and SBT, conduct a significant portion of their business under construction contracts with customers. The Company generally accounts for construction projects using the percentage-of-completion method, recognizing revenue as performance on a contract progresses. This method places considerable importance on accurate estimates of the extent of progress towards completion. Depending on the methodology to determine contract progress, the significant estimates include total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments. Management of the operating Groups continually reviews all estimates involved in such construction contracts and adjusts them as necessary. The Company also uses the percentage-of-completion method for projects financed directly or indirectly by Siemens. In order to qualify for such accounting, the credit quality of the customer must meet certain minimum parameters as evidenced by the customer's credit rating or by a credit analysis performed by Siemens Financial Services (SFS), which performs such reviews in support of the Company's Corporate Executive Committee. At a minimum, a customer's credit rating must be single B from external rating agencies, or an equivalent SFS-determined rating. In cases where the credit quality does not meet such standards, the Company recognizes revenue for construction contracts and financed projects based on the lower of cash if irrevocably received, or contract completion. The Company believes the credit factors used provide a reasonable basis for assessing credit quality.

Trade and other receivables – The allowance for doubtful accounts involves significant management judgment and review of individual receivables based on individual customer creditworthiness, current economic trends and analysis of historical bad debts on a portfolio basis. For the determination of the country-specific component of the individual allowance, we also consider country credit ratings, which are centrally determined based on information from external rating agencies. Regarding the determination of the valuation allowance derived from a portfolio-based analysis of historical bad debts, a decline of receivables in volume results in a corresponding reduction of such provisions and vice versa. As of September 30, 2007 and 2006, Siemens recorded a total valuation allowance for accounts receivable of €895 and €956, respectively. Siemens also selectively assists customers through arranging financing from various third-party sources, including export credit agencies, in order to be awarded supply contracts. In addition, the Company provides direct vendor financing and grants guarantees to banks in support of loans to Siemens customers when necessary and deemed appropriate.

Impairment – Siemens tests at least annually whether goodwill has suffered any impairment, in accordance with its accounting policy. The determination of the recoverable amount of a division to which goodwill is allocated involves the use of estimates by management. The recoverable amount is the higher of the division's fair value less costs to sell and its value in use. The Company generally uses discounted cash flow based methods to determine these values. These discounted cash flow calculations use five-year projections that are based on the financial budgets approved by management. Cash flow projections take into account past experience and represent management's best estimate about future developments. Cash flows after the planning period are extrapolated using individual growth rates. Key assumptions on which management has based its determination of fair value less costs to sell and value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Likewise, whenever property, plant and equipment and other intangible assets are tested for impairment, the determination of the assets' recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Pensions and Other Post-Employment Benefits – Obligations for pension and other post-employment benefits and related net periodic benefit costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the balance sheet date. The expected return on plan assets assumptions are determined on a uniform basis, considering long-term historical returns and asset allocations. Due to changing market and economic conditions the underlying key assumptions may differ from actual developments and may lead to significant changes in pension and other post-employment benefit obligations. Such differences are recognized in full directly in equity in the period in which they occur without affecting profit or loss. For a discussion of the current funding status and a sensitivity analysis with respect to the impact of certain critical assumptions on the net periodic benefit cost, see Note 23.

Provisions – Significant estimates are involved in the determination of provisions related to onerous contracts, warranty costs and legal proceedings. A significant portion of the business of certain of the operating Groups is performed pursuant to long-term contracts, often for large projects, in Germany and abroad, awarded on a competitive bidding basis. Siemens records a provision for onerous sales contracts when current estimates of total contract costs exceed expected contract revenue. Such estimates are subject to change based on new information as projects progress toward completion. Onerous sales contracts are identified by monitoring the progress of the project and updating the estimate of total contract costs which also requires significant judgment relating to achieving certain performance standards, for example in the IT service business, and estimates involving warranty costs.

Siemens is subject to legal and regulatory proceedings and government investigations in various jurisdictions. These proceedings are, amongst others, related to the area of competition law and to possible breaches of anticorruption legislation in Germany, the Foreign Corrupt Practices Act in the United States and similar legislation in other countries. Such proceedings may result in criminal or civil sanctions, penalties or disgorgements against the Company. If it is more likely than not that an obligation of the Company exists and will result in an outflow of resources, a provision is recorded if the amount of the obligation can be reliably estimated. Regulatory and legal proceedings as well as government investigations often involve complex legal issues and are subject to substantial uncertainties. Accordingly, management exercises considerable judgment in determining whether it is more likely than not that such a proceeding will result in an outflow of resources and whether the amount of the obligation can be reliably estimated. The Company periodically reviews the status of these proceedings with both inside and outside counsel. These judgments are subject to change as new information becomes available. The required amount of a provision may change in the future due to new developments in the particular matter. Revisions to estimates may significantly affect results of future operations. Upon resolution of any legal or regulatory proceeding or government investigation, Siemens may incur charges in excess of the recorded provisions for such matters. It can not be excluded that the financial condition or results of operations of Siemens will be materially affected by an unfavorable outcome of legal or regulatory proceedings or government investigations. See Note 29, "Legal Proceedings", for additional information.

(in millions of €, except where otherwise stated and per share amounts)

4 Acquisitions, dispositions and discontinued operations

a) Acquisitions

During the years ended September 30, 2007 and 2006, the Company completed a number of acquisitions. These acquisitions have been accounted for under the purchase method and have been included in the Company's Consolidated Financial Statements since the date of acquisition.

On July 25, 2007, Siemens signed an agreement with Dade Behring Holdings, Inc. (Dade Behring), USA, to acquire all issued and outstanding shares of common stock of Dade Behring by submitting a cash tender offer of U.S.$77 per share. Dade Behring is a leading manufacturer and distributor of diagnostic products and services to clinical laboratories. The aggregate consideration, including the assumption of debt, amounts to approximately U.S.$7 billion (approximately €5 billion). The transaction closed at the beginning of November 2007 (see also Note 42, *Subsequent events*).

aa) Acquisitions in fiscal 2007

On January 2, 2007, Siemens completed the acquisition of the diagnostics division of Bayer Aktiengesellschaft (Bayer). The acquisition, which was consolidated as of January 2007, will be integrated into Med together with Diagnostic Products Corporation, USA (DPC), which was acquired in fiscal 2006. The Bayer diagnostics division will enable Siemens to expand its position in the growing molecular diagnostics market. The estimated purchase price, payable in cash, amounts to €4.5 billion (including €185 cash acquired). The Company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €761 was allocated to intangible assets subject to amortization, and approximately €2,738 was reported as goodwill. Of the €761 intangible assets, €574 relate to customer relationships and €139 to trademarks and tradenames.

On May 4, 2007, Siemens completed the acquisition of U.S.-based UGS Corp. (UGS), one of the leading providers of product lifecycle management (PLM) software and services for manufacturers. UGS, which was consolidated as of May 2007, will be integrated into A&D. The acquisition will enable Siemens to provide an end-to-end software and hardware portfolio for manufacturers encompassing the complete lifecycle of products and production facilities. The estimated purchase price, including the assumption of debt, amounts to €2.7 billion (including €75 cash acquired). The company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €1,066 was allocated to intangible assets subject to amortization and approximately €1,880 was recorded as goodwill.

(in millions of €, except where otherwise stated and per share amounts)

ab) Acquisitions in fiscal 2006

In the fourth quarter of fiscal 2006, Siemens completed the acquisition of all of the shares of the immunodiagnostics provider DPC. The acquisition, which is integrated into Med, enables Siemens to expand its existing healthcare solutions portfolio. Acquisition costs were payable in cash and amounted to €1,416 (including €94 cash acquired). DPC is consolidated as of August 2006. The purchase price allocation resulted in €267 intangible assets subject to amortization and €774 goodwill. Of the €267 intangible assets, €196 relate to customer relationships with a weighted average useful life of 11 years and €54 to trademarks and tradenames with a weighted average useful life of 10 years.

In fiscal 2006, the Company acquired a number of other entities, which are also not significant individually, including the coal gasification business of the Swiss Sustec-Group, Wheelabrator Air Pollution Control, Inc., USA, a supplier of air pollution control and reduction products and solutions for the coal-fired power and industrial markets, both at PG, Electrium Limited, UK, a vendor of electrical installation systems at A&D and Bewator, Sweden, a supplier of products and systems for access control solutions at Siemens Building Technologies (SBT). The combined preliminary purchase price of these acquisitions amounts to €425.

The Company made certain other acquisitions during the years ended September 30, 2007 and 2006, which did not have a significant effect on the Consolidated Financial Statements.

b) Dispositions

ba) Dispositions in fiscal 2007

In April 2007, Siemens contributed its carrier-related operations and Nokia Corporation (Nokia), Finland contributed its Networks Business Group into Nokia Siemens Networks B.V., the Netherlands (NSN), in exchange for shares in NSN. Siemens and Nokia each own an economic share of approximately 50% of NSN. The transaction resulted in a preliminary non-cash pre-tax gain of €1,627 which is included in discontinued operations.

Siemens has the ability to exercise significant influence over operating and financial policies of NSN and beginning April 2007 reports its equity interest in NSN in *Investments accounted for using the equity method* and its share of income (loss) in NSN in *Income (loss) from investments accounted for using the equity method, net* (see Notes 7 and 36 for further information).

At the beginning of October 2006, the Company sold Siemens Dispolok GmbH, Germany, which was part of the Group Transportation Systems (TS), to Mitsui Group. The transaction resulted in a pre-tax gain, net of related costs of €76, which is included in *Other operating income*.

(in millions of €, except where otherwise stated and per share amounts)

bb) Dispositions in fiscal 2006

In the fourth quarter of fiscal 2005, Siemens announced the carve out of the Distribution and Industry Logistics (DI) and Material Handling Products (MHP) divisions, formerly of the Logistics and Assembly Systems Group (L&A), into separate entities (Dematic business). The Dematic business was reported in Other Operations. In June 2006, Siemens signed an agreement to divest a significant portion of its Dematic business to Triton Managers II Limited based in Jersey. Closing of the transaction occurred on August 31, 2006. The disposal loss on the transaction amounted to €32 and is reported in *Other operating expense*.

At the beginning of April 2006, the former operating segment Siemens Business Services (SBS) closed the sale of its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV (for segment information see also Note 36).

c) Discontinued operations

ca) Siemens VDO Automotive (SV)

On July 25, 2007, Siemens signed an agreement with Continental AG, Hanover, Germany, to sell its entire SV activities for a sales price of approximately €11.4 billion. The closing of the transaction is subject to receipt of regulatory approvals and other customary closing conditions and is expected in the current calendar year. The assets and liabilities of SV are presented as held for disposal on the balance sheet and measured at the lower of their carrying amount and fair value less costs to sell until the sale is completed. The historical results of SV are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.

The carrying amounts of the major classes of assets and liabilities of SV as of September 30, 2007 were as follows:

	September 30, 2007
Trade and other receivables	1,917
Inventories	989
Goodwill	1,543
Property, plant and equipment	2,030
Deferred tax assets	1,334
Other assets	1,291
Assets classified as held for disposal	**9,104**
Trade payables	1,402
Current provisions	245
Other current liabilities	596
Pension plans and similar commitments	359
Other liabilities	445
Liabilities associated with assets classified as held for disposal	**3,047**

(in millions of €, except where otherwise stated and per share amounts)

The net results of SV reported in the Consolidated Statements of Income consist of the following components:

	Year ended September 30, 2007	2006
Revenue	10,324	10,017
Costs and expenses	(9,744)	(9,449)
Income (loss) from discontinued operations before income taxes	**580**	**568**
Income taxes	(1,130)	(158)
Income (loss) from discontinued operations, net of income taxes	**(550)**	**410**

In 2007 income taxes include the effect of taxable reorganizations prior to the sale of the SV activities.

cb) Former operating segment Communications (Com)
The historical results of the former operating segment Com, with the exception of certain business activities which are now part of Other Operations and A&D (see Note 36 for further information), are reported as discontinued operations in the Company's Consolidated Statements of Income for all periods presented. The Com activities previously included the Mobile Devices (MD) business, which was sold in fiscal 2005, and the carrier-related operations which were contributed to NSN in April 2007. The Company is actively pursuing its plan to dispose of the enterprise networks business, which was also previously included in Com, and expects to finalize the disposal in the first half of the next calendar year.

The assets and liabilities of the above transactions were classified on the balance sheet as held for disposal and measured at the lower of their carrying amount and fair value less costs to sell. As of September 30, 2007, the assets and liabilities classified as held for disposal include the assets and liabilities of the enterprise networks business (and also certain amounts relating to the carrier-related operations). As of September 30, 2006, the assets and liabilities classified as held for disposal include the enterprise networks business and the carrier-related operations.

(in millions of €, except where otherwise stated and per share amounts)

The carrying amounts of the major classes of assets and liabilities classified as held for disposal and relating to the above transactions were as follows:

	September 30,	
	2007	2006
Cash and cash equivalents*	750	–
Trade and other receivables	572	2,706
Inventories	246	2,135
Goodwill	–	369
Property, plant and equipment	6	645
Other non-current financial assets	265	432
Other assets	281	877
Assets classified as held for disposal	**2,120**	**7,164**
Trade payables	388	2,077
Current provisions	67	576
Pension plans and similar commitments	148	381
Payroll and social security taxes	101	450
Other liabilities	694	1,901
Liabilities associated with assets classified as held for disposal	**1,398**	**5,385**

* As of September 30, 2007, this caption also includes a portion still related to the carrier-related operations.

The consolidated balance sheet as of September 30, 2007 includes €308 of assets and €97 of liabilities classified as held for disposal relating to minor transactions not presented as discontinued operations.

The net results of discontinued operations presented in the Consolidated Statements of Income consist of the following components:

	Year ended September 30,	
	2007	2006
Revenue	7,576	13,428
Costs and expenses	(8,653)	(13,294)
Gain related to the contribution of the carrier-related operations to NSN	1,627	–
Income (loss) from discontinued operations before income taxes	**550**	**134**
Income taxes corresponding to ordinary activities including the measurement to fair value less costs to sell	196	159
Income taxes corresponding to the gain related to the contribution of the carrier-related operations to NSN	(67)	–
Income (loss) from discontinued operations, net of income taxes	**679**	**293**

(in millions of €, except where otherwise stated and per share amounts)

The net result of discontinued operations for the fiscal year ended September 30, 2007, includes losses from the measurement of the enterprise networks business to fair value less costs to sell of €567.

In the fiscal year ended September 30, 2006, the Company's former operating Group, Com, sold its remaining interest in Juniper Networks, Inc. representing 22.8 million shares for net proceeds of €465. The transaction resulted in a non-taxable gain of €356, which is reported in *Income (loss) from discontinued operations, net of income taxes.*

Discontinued operations in fiscal 2007 and 2006 include charges pursuant to the terms of the MD disposal transaction, including substantial effects stemming from the insolvency of BenQ Mobile GmbH & Co. OHG, Germany.

The income tax benefit from ordinary activities for fiscal year 2007 is impacted by a goodwill impairment and tax reserves. The carve-out of the Com business is mainly tax-free. In fiscal 2006, the tax benefit includes tax benefits generated on pre-tax losses in jurisdictions with higher statutory income tax rates that were only partially offset by income tax expense generated on pre-tax income in jurisdictions with lower statutory income tax rates.

5 Other operating income

	Year ended September 30,	
	2007	2006
Gains on sales of property, plant and equipment and intangibles	289	208
Gains on disposals of businesses	196	54
Other	195	367
	680	**629**

Gains on disposals of businesses in fiscal 2007 includes the gain on the sale of Siemens Dispolok GmbH (see Note 4 for further information).

Other in fiscal 2006 includes a gain of €70 related to the settlement of an arbitration proceeding.

6 Other operating expense

	Year ended September 30,	
	2007	2006
Impairment of goodwill	(60)	–
Losses on sales of property, plant and equipment and intangibles	(86)	(40)
Losses on disposals of businesses	(48)	(109)
Other	(859)	(111)
	(1,053)	**(260)**

(in millions of €, except where otherwise stated and per share amounts)

Impairment of goodwill in fiscal 2007 includes €(52) related to a cash-generating unit made up principally of regional payphone activities included in Other Operations (see also Note 7).

Losses on disposals of businesses in fiscal 2006 includes a pre-tax loss of €39 from the Company's sale of its Dematic business (see also Note 4).

Other in fiscal 2007 primarily includes expenses related to legal and regulatory matters. Included in €(859) in fiscal 2007 is a €(440) total impact related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 (see Notes 29 and 36 for further information). The fine is not deductible for income tax purposes. In addition, *Other* in fiscal 2007 includes €(152) for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Notes 29 and 36 for additional information), as well as €(81) primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of enQ Mobile GmbH & Co. OHG.

7 Income (loss) from investments accounted for using the equity method, net

	Year ended September 30,	
	2007	2006
Share of profit, net	75	416
Gains (losses) on sales, net	35	(7)
Impairment	(2)	(5)
	108	**404**

Share of profit, net in fiscal 2007 includes €(429) related to NSN (see Notes 4 and 36 for further information).

For further information on the Company's principal investments accounted for under the equity method see also Note 18.

8 Financial income (expense), net

	Year ended September 30,	
	2007	2006
Interest income (expense), net	(139)	160
Income from pension plans and similar commitments, net	196	225
Income from available-for-sale financial assets, net	58	152
Other financial income (expense), net	(123)	(283)
	(8)	**254**

(in millions of €, except where otherwise stated and per share amounts)

The total amounts of interest income and expense were as follows:

	Year ended September 30, 2007	2006
Interest income	758	685
Interest expense	(897)	(525)
Interest income (expense), net	**(139)**	**160**
Thereof: Interest expense of Operations, net	*(42)*	*(61)*
Thereof: Other interest income (expense), net	*(97)*	*221*

Interest expense of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. *Other interest income (expense), net* includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

The components of *Income from pension plans and similar commitments, net* were as follows:

	Year ended September 30, 2007	2006
Expected return on plan assets	1,457	1,373
Interest cost	(1,261)	(1,148)
Income from pension plans and similar commitments, net	**196**	**225**

Service cost for pension plans and similar commitments are allocated among functional costs (*Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses*).

The components of *Income from available-for-sale financial assets, net* were as follows:

	Year ended September 30, 2007	2006
Dividends received	102	82
Impairment	(94)	(95)
Gains on sales, net	30	171
Other	20	(6)
Income from available-for-sale financial assets, net	**58**	**152**

(in millions of €, except where otherwise stated and per share amounts)

In fiscal 2006, *Gains on sales, net* includes gains of €15 and €33, respectively, on the sales of the Company's remaining interests in Epcos AG (Epcos) and Infineon Technologies AG (Infineon) and a pre-tax gain of €84 related to the sale of the Company's interest in SMS Demag AG.

In fiscal 2007 and 2006, impairments of €12 and €20, respectively, relate to current available-for-sale financial assets traded in an active market (see also Note 10).

Other financial income (expense), net mainly includes the interest component from measurement of provisions amounting to €31 and €28 in fiscal 2007 and 2006, respectively. In fiscal 2006, a result of €(143) from the valuation of the conversion right of the convertible notes was included in *Other financial income (expense), net* (see also Note 22 for additional information).

9 Income taxes

Income (loss) from continuing operations before income taxes is attributable to the following geographic regions:

	Year ended September 30,	
	2007	2006
Germany	1,556	1,282
Foreign	3,545	2,136
	5,101	**3,418**

Income tax expense (benefit) consists of the following:

	Year ended September 30,	
	2007	2006
Current tax:		
German corporation and trade taxes	450	306
Foreign income taxes	760	599
	1,210	**905**
Deferred tax:		
Germany	(156)	(133)
Foreign	138	4
	(18)	**(129)**
Income tax expense	**1,192**	**776**

The current tax benefit in 2007 and 2006 includes adjustments recognized for current tax of prior periods in the amount of €(44) and €151, respectively.

Of the deferred tax benefit in 2007 and 2006, €(72) and €(136), respectively, relates to the origination and reversal of temporary differences.

(in millions of €, except where otherwise stated and per share amounts)

For fiscal years ended September 30, 2007 and 2006, the Company was subject to German federal corporation income tax at a base rate of 25% plus solidarity surcharge of 5.5% thereon. As a result, the statutory tax rate for the years ended September 30, 2007 and 2006 consists of the federal corporation income tax rate, including solidarity surcharge, of 26.4%, and trade tax net of federal benefit of 12.6%, for an overall combined rate of 39%.

The combined tax rate will be reduced due to the German Tax Reform 2008 from 39% to 31% beginning fiscal year 2008. The change in tax rate is affected mainly by the reduction of the German federal corporation tax rate from 25% to 15%. The reduction of the combined tax rate was taken into account for the calculation of the deferred tax assets and liabilities of the German Companies. The effect amounts to €315 deferred tax expense.

Income tax expense differs from the amounts computed by applying statutory German income tax rates (39% for fiscal years ended September 30, 2007 and 2006) as follows:

	Year ended September 30,	
	2007	2006
Expected income tax expense	1,989	1,333
Increase (decrease) in income taxes resulting from:		
Non-deductible losses and expenses	545	217
Goodwill	(34)	(21)
Tax-free income	(552)	(475)
Taxes for prior years	(572)	(112)
Change in judgment of realizability of deferred tax assets	(147)	123
Change in tax rate effect	323	4
Foreign tax rate differential	(310)	(120)
Tax effect of investments accounted for using the equity method	(40)	(160)
Other, net	(10)	(13)
Actual income tax expense*	**1,192**	**776**

* For information regarding the adjustment of fiscal 2006 for the correction of income tax related misstatements, please refer to Note 2

The tax effect of non-deductible loses and expenses in 2007 has been increased mainly by cartel penalties.

The taxes for prior years in 2007 include a deferred tax benefit of €378 from previously unrecognized tax loss carryforwards as well as other changes in reserves.

(in millions of €, except where otherwise stated and per share amounts)

Deferred income tax assets and liabilities on a gross basis are summarized as follows:

	As of September 30, 2007	As of September 30, 2006
Assets:		
Financial assets	453	618
Other intangible assets	48	73
Property, plant and equipment	431	373
Inventories	550	529
Receivables	965	624
Pension plans and similar commitments	1,422	1,825
Provisions	1,588	1,639
Liabilities	860	1,062
Tax loss and credit carryforward	1,936	1,857
Other	264	901
Deferred tax assets	8,517	9,501
Liabilities:		
Other intangible assets	667	477
Property, plant and equipment	678	860
Inventories	1,606	1,749
Receivables	1,303	1,346
Provisions	872	607
Liabilities	888	403
Other	489	586
Deferred tax liabilities	6,503	6,028
Total deferred tax assets, net	**2,014**	**3,473**

The primary decrease in total deferred tax assets, net compared to the prior year is due to the reclassification in fiscal year 2007 to *Assets classified as held for disposal* (see Note 4 for further information).

In assessing the realizability of deferred tax assets, management considers to which extent it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences.

As of September 30, 2007 the Company had €6,611 of gross tax loss carryforwards. The Company assumes that the future operations will generate sufficient taxable income to realize the deferred tax assets.

(in millions of €, except where otherwise stated and per share amounts)

Deferred tax assets have not been recognized in respect of the following items (gross amounts):

	As of September 30, 2007	2006
Deductible temporary differences	182	982
Tax loss carryforward	565	1,135
	747	**2,117**

The decrease in unrecognized deductible temporary differences is primarily due to reorganizations for which it is probable that future taxable income will allow the deferred tax asset to be recovered. The amount of unrecognized tax loss carryforward has decreased due to deconsolidation of previously consolidated companies. The amount of unrecognized tax loss carryforward as of September 30, 2007 includes an amount of €107 which is related to tax loss carryforwards for German trade tax purposes only. The corresponding tax effect amounts to €16.

As of September 30, 2007 and 2006, resepectively, €203 and €323 of the unrecognized tax loss carryforwards expire over the periods to 2023.

The Company provides for income taxes or foreign withholding taxes on the cumulative earnings of subsidiaries when it is determined that such earnings either will be subject to taxes or are intended to be repatriated. In fiscal year 2007, income taxes on cumulative earnings of €8,558 of subsidiaries have not been provided for because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings.

Including the items charged or credited directly to equity and the expense (benefit) from continuing and discontinued operations, the income tax expense (benefit) consists of the following:

	Year ended September 30, 2007	2006
Continuing operations	1,192	776
Discontinued operations	1,001	(1)
Income and expense recognized directly in equity	326	(294)
Other changes in equity*	(499)	316
	2,020	**797**

* Tax effect of reclassification on conversion right (see also Notes 22 and 26).

(in millions of €, except where otherwise stated and per share amounts)

10 Available-for-sale financial assets
The following tables summarize the current portion of the Company's investment in available-for-sale financial assets:

	September 30, 2007			
			Unrealized	
	Cost	Fair Value	Gain	Loss
Equity instruments	44	65	21	–
Debt instruments	94	94	–	–
Fund shares	34	34	–	–
	172	193	21	–

	September 30, 2006			
			Unrealized	
	Cost	Fair Value	Gain	Loss
Equity instruments	64	81	17	–
Debt instruments	498	492	–	6
Fund shares	23	23	–	–
	585	596	17	6

Proceeds from sales of available-for-sale financial assets traded in an active market for the years ended September 30, 2007 and 2006 were €419 and €2,701, respectively. Gross realized gains on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2007 and 2006 were €10 and €409, respectively. Gross realized losses on sales of such available-for-sale financial assets for continuing and discontinued operations for the years ended September 30, 2007 and 2006 were €31 and €7, respectively.

In April 2006, the Company completed the sale of its remaining interest in Infineon, representing 136.3 million shares, for net proceeds of €1,127. The transaction resulted in a gain of €33 (see also Note 8). In connection with the sale, €50 was reclassified from *Other components of equity, net of income tax* to net income. As a result of the transaction, the Company no longer owns any shares of Infineon.

In March 2006, the Company sold its remaining interest in Epcos, representing 8.2 million shares, for net proceeds of €90. The transaction resulted in a pre-tax gain of €15 (see also Note 8).

In fiscal 2006, the Company made total investments of €1,409 in debt instruments. Net proceeds from the sale of debt instruments in fiscal 2007 and 2006 totaled €365 and €986, respectively (see also Notes 8 and 31).

As part of the MD transaction in fiscal 2005, Siemens purchased €50 in Global Depositary Receipts (GDR's) on common shares in BenQ in December 2005, which at that time represented a 2.4 percent investment in BenQ. The GDR's were impaired by €20 as of September 30, 2006. An additional impairment of €12 was recorded in fiscal 2007. The related impairment charges are included in *Financial income (expense), net* (see also Note 8).

(in millions of €, except where otherwise stated and per share amounts)

In November 2005, the Company's former operating Group, Com, sold its remaining interest in Juniper, representing 22.8 million shares, for net proceeds of €465. The transaction resulted in a pre-tax gain of €356, included in *Income (loss) from discontinued operations, net of income taxes.*

Available-for-sale financial assets classified as non-current are included in *Other financial assets* (see also Note 19).

11 Trade and other receivables

	September 30, 2007	2006
Trade receivables from the sale of goods and services	12,864	13,620
Receivables from finance leases	1,658	1,482
Receivables from joint ventures and associated and related companies	98	46
	14,620	15,148

Related companies are those in which Siemens has an ownership interest of less than 20% and exercises no significant influence over their operating and financial policies.

The valuation allowance on the Company's current and long-term receivables (see Notes 12 and 19) changed as follows:

	Year ended September 30, 2007	2006
Valuation allowance as of beginning of fiscal year	956	1,199
Increase in valuation allowances recorded in the income statement in the current period	116	167
Write-offs charged against the allowance	(130)	(263)
Recoveries of amounts previously written-off	24	40
Foreign exchange translation differences	(30)	(22)
Reclassification to *Assets held for disposal*	(41)	(165)
Valuation allowance as of fiscal year-end	**895**	**956**

Receivables from finance leases are presented in the balance sheet as follows:

	September 30, 2007	2006
Receivables from finance leases, current	1,658	1,482
Receivables from finance leases, long-term portion	3,112	2,969
	4,770	4,451

(in millions of €, except where otherwise stated and per share amounts)

Minimum future lease payments to be received are as follows:

	September 30, 2007
2008	1,924
2009	1,353
2010	943
2011	616
2012	282
Thereafter	214
Minimum future lease payments to be received	**5,332**

The following table shows a reconciliation of minimum future lease payments to the gross and net investment in leases and to the present value of the minimum lease payments receivable:

	September 30,	
	2007	2006
Minimum future lease payments	5,332	4,961
Plus: Unguaranteed residual values	190	211
Gross investment in leases	5,522	5,172
Less: Unearned finance income	(662)	(605)
Less: Allowance for doubtful accounts	(90)	(116)
Net investment in leases	4,770	4,451
Less: Present value of unguaranteed residual value	(157)	(152)
Present value of minimum lease payments receivable	**4,613**	**4,299**

The gross investment in leases and the present value of minimum lease payments receivable are due as follows:

	September 30,	
	2007	2006
Gross investment in leases	5,522	5,172
Within 1 year	1,969	1,716
1 to 5 years	3,302	3,147
Thereafter	251	309
Present value of minimum lease payments receivable	4,613	4,299
Within 1 year	1,608	1,408
1 to 5 years	2,814	2,661
Thereafter	191	230

Investments in finance leases relate primarily to medical engineering, data processing equipment and industrial and consumer products of third party manufacturers. Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

See Note 4 for further information on *Trade and other receivables* reclassified to *Assets classified as held for disposal.*

(in millions of €, except where otherwise stated and per share amounts)

12 Other current financial assets

	September 30, 2007	September 30, 2006
Derivative financial instruments	758	424
Loans receivable	491	472
Receivables from joint ventures and associated and related companies	229	239
Other	1,454	1,235
	2,932	2,370

13 Inventories

	September 30, 2007	September 30, 2006
Raw materials and supplies	2,201	2,609
Work in process	3,196	2,975
Costs and earnings in excess of billings on uncompleted contracts	7,099	7,085
Finished goods and products held for resale	2,558	2,544
Advances to suppliers	751	667
	15,805	15,880
Advance payments received	(2,875)	(3,090)
	12,930	**12,790**

Costs and earnings in excess of billings on uncompleted contracts relates to construction contracts with net asset balances where contract costs plus recognized profits less recognized losses exceed progress billings. Liabilities from contracts for which progress billings exceed costs and recognized profits less recognized losses are recognized in *Other current liabilities*.

The aggregate amount of costs incurred and recognized profits less recognized losses for construction contracts in progress as of September 30, 2007 and 2006 amounted to €44,865 and €37,395, respectively. Advance payments received on construction contracts in progress were €6,159 and €5,415 as of September 30, 2007 and 2006. Revenue from construction contracts amounted to €20,465 and €19,209, respectively, for fiscal 2007 and 2006. Information concerning construction contracts does not include disposal groups.

See Note 4 for further information on *Inventories* reclassified to *Assets held for disposal*.

(in millions of €, except where otherwise stated and per share amounts)

14 Other current assets

	September 30, 2007	2006
Other tax receivables	635	722
Prepaid expenses	345	269
Other	342	283
	1,322	1,274

15 Goodwill

Goodwill has changed as follows:

	Year ended September 30, 2007	2006
Cost		
Balance at beginning of year	10,818	10,262
Translation differences and other	(726)	(225)
Acquisitions and purchase accounting adjustments	5,096	1,450
Adjustments from the subsequent recognition of deferred tax assets	(34)	(35)
Dispositions and reclassifications to assets held for disposal	(1,565)	(634)
Balance at year-end	13,589	10,818
Accumulated impairment losses		
Balance at beginning of year	1,129	1,441
Translation differences and other	(92)	(47)
Impairment losses recognized during the period	60	-
Dispositions and reclassifications to assets held for disposal	(9)	(265)
Balance at year-end	1,088	1,129
Net book value		
Balance at beginning of year	9,689	8,821
Balance at year-end	12,501	9,689

(in millions of €, except where otherwise stated and per share amounts)

	Net book value as of 10/1/06	Translation differences and other	Acquisitions and purchase accounting adjustments*	Dispositions and reclassifications to assets held for disposal	Impairments	Net book value as of 9/30/2007
Operations						
Siemens IT Solutions and Services (SIS)	127	(1)	3	–	–	129
Automation and Drives (A&D)	1,007	(95)	1,959	–	–	2,871
Industrial Solutions and Services (I&S)	1,096	(47)	(1)	–	–	1,048
Siemens Building Technologies (SBT)	559	(18)	80	(11)	–	610
Power Generation (PG)	1,415	(53)	220	–	–	1,582
Power Transmission and Distribution (PTD)	614	(9)	(17)	(10)	–	578
Transportation Systems (TS)	173	(1)	9	–	–	181
Siemens VDO Automotive (SV)	1,530	(1)	6	(1,535)	–	–
Medical Solutions (Med)	2,793	(396)	2,800	–	–	5,197
Osram	86	(10)	3	–	–	79
Other Operations	159	1	–	–	(60)	100
Financing and Real Estate						
Siemens Financial Services (SFS)	130	(4)	–	–	–	126
Siemens Real Estate (SRE)	–	–	–	–	–	–
Siemens	**9,689**	**(634)**	**5,062**	**(1,556)**	**(60)**	**12,501**

* Includes adjustments from the subsequent recognition of deferred tax assets.

	Net book value as of 10/1/05	Translation differences and other	Acquisitions and purchase accounting adjustments*	Dispositions and reclassifications to assets held for disposal	Impairments	Net book value as of 9/30/2006
Operations						
Communications (Com)	386	(13)	(4)	(369)	–	–
Siemens IT Solutions and Services (SIS)	126	–	1	–	–	127
Automation and Drives (A&D)	939	(10)	78	–	–	1,007
Industrial Solutions and Services (I&S)	915	(23)	204	–	–	1,096
Siemens Building Technologies (SBT)	447	(9)	121	–	–	559
Power Generation (PG)	1,225	(21)	211	–	–	1,415
Power Transmission and Distribution (PTD)	560	(4)	58	–	–	614
Transportation Systems (TS)	173	–	–	–	–	173
Siemens VDO Automotive (SV)	1,529	(1)	2	–	–	1,530
Medical Solutions (Med)	2,113	(95)	775	–	–	2,793
Osram	86	(3)	3	–	–	86
Other Operations	191	–	(32)	–	–	159
Financing and Real Estate						
Siemens Financial Services (SFS)	131	1	(2)	–	–	130
Siemens Real Estate (SRE)	–	–	–	–	–	–
Siemens	**8,821**	**(178)**	**1,415**	**(369)**	**–**	**9,689**

* Includes adjustments from the subsequent recognition of deferred tax assets.

(in millions of €, except where otherwise stated and per share amounts)

In fiscal 2007, the net increase in *goodwill* was €2,812. The increase of €5,062 related to acquisitions and purchase accounting adjustments was offset by €(634) primarily for U.S.$. currency translation adjustments, €(60) impairment relating to Other Operations (see also Note 6), dispositions of €(38) and €(1,518) of goodwill formerly at SV that was reclassified as part of *Assets classified as held for disposal.* Acquisitions and purchase accounting adjustments related primarily to Med's acquisition of the diagnostics division of Bayer and A&D's acquisition of UGS, as well as to a PG acquisition. For further information on acquisitions, dispositions and discontinued operations see Note 4.

In fiscal 2006, the net increase in goodwill was €868. The increase of €1,415 related to acquisitions and purchase accounting adjustments was offset by €(178) primarily for U.S.$ currency translation differences and €(369) of goodwill formerly at Com that was reclassified as part of *Assets classified as held for disposal.* Med's acquisition of DPC increased goodwill by €751. For further information on acquisitions, dispositions and discontinued operations see Note 4. No goodwill was impaired or written off in fiscal 2006.

Siemens tests at least annually whether goodwill suffered any impairment, in accordance with the accounting policy stated in Note 2. Key assumptions on which management has based its determinations of the recoverable amount for the divisions carrying goodwill include growth rates up to 3.5% and after-tax discount rates of 7.5% to 10%. Where possible, reference to market prices is made.

Within the Operations Groups the following divisions are allocated a significant amount of goodwill: Siemens Medical Solutions Diagnostics division within Med €3,331 (2006: €750), Industrial Automation Systems division within A&D €1,154 (2006: €114) and Industrial Applications division within PG €800 (2006: €658).

(in millions of €, except where otherwise stated and per share amounts)

16 Other intangible assets

	Book value as of 10/1/06	Translation differences	Acquisitions through business combinations	Additions	Retirements*	Book value as of 9/30/07	Accumulated amortization	Net book value as of 9/30/07	Amortization during fiscal year 2007
Software and other internally generated intangible assets	2,318	(111)	34	396	275	2,362	1,468	894	429**
Patents, licenses and similar rights	4,075	(209)	2,015	78	553	5,406	1,681	3,725	450
Other intangible assets	**6,393**	**(320)**	**2,049**	**474**	**828**	**7,768**	**3,149**	**4,619**	**879**

* Includes *Other intangible assets* reclassified to *Assets classified as held for disposal* (see Note 4 for further information).
** Includes €106 impairment in connection with the Company's regional sales organization in Germany (see Note 36 for further information).

	Book value as of 10/1/05	Translation differences	Additions	Retirements*	Book value as of 9/30/06	Accumulated amortization	Net book value as of 9/30/06	Amortization during fiscal year 2006
Software and other internally generated intangible assets	2,675	(49)	647	955	2,318	1,320	998	427
Patents, licenses and similar rights	3,729	(64)	649	239	4,075	1,688	2,387	364
Other intangible assets	**6,404**	**(113)**	**1,296**	**1,194**	**6,393**	**3,008**	**3,385**	**791**

* Includes *Other intangible assets* reclassified to *Assets classified as held for disposal* (see Note 4 for further information).

Amortization expense for the years ended September 30, 2007 and 2006 includes €71 and €184, respectively, reported in *Income (loss) from discontinued operations, net of income taxes*.

Amortization expense on intangible assets is included in *Cost of goods sold and services rendered, Research and development expenses* or *Marketing, selling and general administrative expenses*, depending on the use of the asset.

As of September 30, 2007, contractual commitments for purchases of other intangible assets amount to €74.

(in millions of €, except where otherwise stated and per share amounts)

17 Property, plant and equipment

	Book value as of 10/1/06	Translation differences	Acquisitions through business combinations	Additions	Reclassifications	Retirements*	Book value as of 9/30/07	Accumulated depreciation	Net book value as of 9/30/07	Depreciation and impairment during fiscal year 2007
Land and buildings	9,800	(148)	239	341	177	1,770	8,639	4,174	4,465	292
Technical machinery and equipment	9,780	(231)	137	564	353	2,718	7,885	5,501	2,384	709
Furniture and office equipment	8,406	(141)	76	786	117	2,504	6,740	5,196	1,544	873
Equipment leased to others	1,614	(128)	160	548	23	198	2,019	751	1,268	256
Advances to suppliers and construction in progress	1,100	(24)	63	728	(670)	303	894	–	894	–
Property, plant and equipment	**30,700**	**(672)**	**675**	**2,967**	**–**	**7,493**	**26,177**	**15,622**	**10,555**	**2,130**

* Includes *Property, plant and equipment* reclassified to *Assets classified as held for disposal* (see Note 4 for further information).

	Book value as of 10/1/05	Translation differences	Additions	Reclassifications	Retirements*	Book value as of 9/30/06	Accumulated depreciation	Net book value as of 9/30/06	Depreciation and impairment during fiscal year 2006
Land and buildings	9,873	(102)	584	200	755	9,800	4,807	4,993	308
Technical machinery and equipment	9,758	(119)	739	342	940	9,780	6,709	3,071	694
Furniture and office equipment	9,895	(122)	1,151	58	2,576	8,406	6,467	1,939	1,043
Equipment leased to others	1,656	(45)	672	11	680	1,614	644	970	196
Advances to suppliers and construction in progress	891	(15)	963	(611)	128	1,100	1	1,099	1
Property, plant and equipment	**32,073**	**(403)**	**4,109**	**–**	**5,079**	**30,700**	**18,628**	**12,072**	**2,242**

* Includes *Property, plant and equipment* reclassified to *Assets classified as held for disposal* (see Note 4 for further information).

(in millions of €, except where otherwise stated and per share amounts)

Depreciation and impairment expense for the years ended September 30, 2007 and 2006 includes €313 and €532, respectively, reported in *Income (loss) from discontinued operations, net of income taxes.*

As of September 30, 2007, contractual commitments for purchases of property, plant and equipment amount to €467.

Investment property
Investment property consists of all property held to earn rentals or for capital appreciation or both and not used in production or for administrative purposes.

The carrying amount of investment property amounts to €209 and €129 compared to a fair value of €365 and €247 as of September 30, 2007 and 2006, respectively. The fair value is primarily based on a discounted cash flow approach and in rare cases on appraisal values.

18 Investments accounted for using the equity method

As of September 30, 2007 NSN (see Notes 4 and 36 for further information), BSH Bosch und Siemens Hausgeräte GmbH (BSH), Fujitsu Siemens Computers (Holding) BV (FSC) and AREVA NP S.A.S., France (Areva), which are all unlisted, were the principal investments accounted for using the equity method. Summarized financial information for these principal investments accounted for using the equity method, not adjusted for the percentage of ownership held by Siemens is presented below:

	September 30,	
	2007	2006
Total assets*	29,809	11,596
Total liabilities*	20,315	8,813

* Balance sheet information for BSH and Areva as of June 30, for NSN and FSC as of September 30.

	Year ended September 30,	
	2007	2006
Revenue**	25,526	17,570
Net income (loss)**	(560)	393

** Income statement information for NSN for the six months ended September 30, 2007 (see also Note 4 and 36), for BSH and Areva for the twelve months ended June 30 and for FSC for the twelve months ended September 30.

For further information see also Note 7.

(in millions of €, except where otherwise stated and per share amounts)

19 Other financial assets

	September 30, 2007	2006
Receivables from finance leases (see Note 11)	3,112	2,969
Available-for-sale financial assets	742	854
Loans receivable	596	452
Trade receivables from sale of goods and services	382	282
Derivative financial instruments	185	222
Other	544	263
	5,561	**5,042**

Available-for-sale financial assets include interests in other companies that are recorded at cost or at fair value if reliably measurable. *Derivative financial instruments* included in this item represent the non-current portion of derivatives designated as hedging instruments, for which hedge accounting is applied.

20 Other current financial liabilities

	September 30, 2007	2006
Derivative financial instruments	721	397
Liabilities to joint ventures and associated and related companies	315	318
Accrued interest expense	147	157
Other	1,370	1,057
	2,553	**1,929**

As of September 30, 2007, *Other* includes €201 related to the penalty imposed by German authorities in ending their investigation of past misconduct at the former Communications Group (Com). See Notes 6 and 29 for further information.

21 Other current liabilities

	September 30, 2007	2006
Billings in excess of costs and estimated earnings on uncompleted contracts and related advances	8,463	6,174
Payroll and social security taxes	1,956	1,906
Bonus obligations	1,073	1,070
Other employee related costs	2,261	2,996
Other tax liabilities	663	1,263
Deferred income	561	394
Other	2,081	1,788
	17,058	**15,591**

Other employee related costs primarily includes vacation payments, accrued overtime and service anniversary awards, as well as severance payments.

(in millions of €, except where otherwise stated and per share amounts)

22 Debt

	September 30, 2007	2006
Short-term		
Notes and bonds	693	1,149
Loans from banks	478	659
Other financial indebtedness	4,418	314
Obligations under finance leases	48	53
Short-term debt and current maturities of long-term debt	5,637	2,175
Long-term		
Notes and bonds (maturing 2008–2066)	8,196	12,008
Loans from banks (maturing 2008–2016)	871	342
Other financial indebtedness (maturing 2008–2027)	555	508
Obligations under finance leases	238	264
Long-term debt	9,860	13,122
	15,497	15,297

As of September 30, 2007, weighted-average interest rates for loans from banks, other financial indebtedness and obligations under finance leases were 5.7% (2006: 5.9%), 4.9% (2006: 5.1%) and 5.8% (2006: 6.5%), respectively. In some countries, the Company has pledged securities and executed promissory notes to secure borrowings in conformity with local practice.

Commercial paper

In April 2007 the Company restructured its existing European- and US-commercial paper program and established a U.S.$ 9.0 billion (approximately €6.3 billion) global multi-currency commercial paper program including extendable notes capabilities. As of September 30, 2007 and 2006, outstanding global commercial paper totaled €4,332 and € –, respectively, with interest rates as of September 30, 2007 from 4.23% to 5.31% (see also *Other financial indebtedness* below).

Credit facilities

The credit facilities at September 30, 2007 consisted of approximately €6.8 billion in committed lines of credit. These include a U.S.$5.0 billion syndicated multi-currency revolving credit facility expiring March 2012 provided by a syndicate of international banks and a revolving credit facility for an aggregate amount of €450 expiring in September 2012 provided by a domestic bank. In addition, in August 2006, the Company established a U.S.$4.0 billion syndicated multi-currency credit facility expiring August 2013 provided by a syndicate of international banks. The facility comprises a U.S.$1.0 billion term loan and a U.S.$3.0 billion revolving tranche. The U.S. $1.0 billion term loan was drawn in January 2007 and bears interest of 0.15% above LIBOR (London Interbank Offered Rate). As of September 30, 2007 and 2006, approximately €6.1 billion and €7.6 billion, respectively, of these lines of credit remained unused. Commitment fees for the years ended September 30, 2007 and 2006 totaled approximately €2.7 and €2, respectively. The facilities are for general business purposes.

(in millions of €, except where otherwise stated and per share amounts)

Notes and bonds

The Company has agreements with financial institutions under which it may issue up to €5.0 billion in medium-term notes. In March 2006, the Company updated its €5.0 billion medium-term note program and issued U.S.$ 1.0 billion under this program comprising U.S.$500 million floating rate notes due March 2012, bearing interest of 0.15% above LIBOR and U.S.$500 million 5.625% notes due March 2016. As of September 30, 2007 and 2006, approximately €1.4 billion and €1.7 billion, respectively, were outstanding under this medium-term note program.

In August 2006, the Company issued U.S.$5.0 billion notes, which are unconditional and irrevocably guaranteed as to payment of principal and interest by Siemens. These notes were issued in four tranches of

- U.S.$750 million Floating Rate Notes (U.S.$ LIBOR + 0.05%) due August 14, 2009,
- U.S.$750 million 5.5% Notes due February 16, 2012,
- U.S.$1.750 billion 5.75% Notes due October 17, 2016 and
- U.S.$1.750 billion 6.125% Notes due August 17, 2026.

For the floating rate notes the Company may, on or after February 14, 2008, redeem all or some of the Notes at the early redemption amount, according to the conditions of the bond. For the fixed rate notes, the Company may redeem at any time all or some of the notes at the early redemption amount (call) according to the conditions of the bond.

In September 2006, the Company issued a subordinated Hybrid Capital Bond, which is on a subordinated basis guaranteed by Siemens. The subordinated bond was issued in a EUR tranche of €900 and a British pound tranche of £750 million, both with a legal final maturity on September 14, 2066 and with a call option for Siemens after 10 years or thereafter. The bonds bear a fixed interest rate (5.25% for the EUR tranche and 6.125% for the British pound tranche) until September 14, 2016, thereafter, floating rate interest according to the conditions of the bond.

Details of the Company's notes and bonds are as follows:

	September 30, 2007			September 30, 2006		
	Currency (notional amount)		€*	Currency (notional amount)		€*
2.5% 2001/2007 Swiss franc bonds	–	–	–	CHF	250	158
5.5% 1997/2007 EUR bonds	–	–	–	EUR	991	991
6% 1998/2008 U.S.$ notes	USD	970	693	USD	970	798
U.S.$ LIBOR+0.05% 2006/2009 U.S.$ notes	USD	750	529	USD	750	592
1.375% 2003/2010 EUR convertible notes	–	–	–	EUR	2,497	2,252
11% 2003/2010 EUR senior notes	–	–	–	EUR	56	61
5.75% 2001/2011 EUR bonds	EUR	2,000	2,041	EUR	2,000	2,109
5.5% 2006/2012 U.S.$ notes	USD	750	540	USD	750	599
U.S.$ LIBOR+0.15% 2006/2012 U.S.$ notes	USD	500	351	USD	500	394
5.75% 2006/2016 U.S.$ notes	USD	1,750	1,259	USD	1,750	1,408
5.625% 2006/2016 U.S.$ notes	USD	500	356	USD	500	398
6.125% 2006/2026 U.S.$ notes	USD	1,750	1,251	USD	1,750	1,419
5.25% 2006/2066 EUR bonds	EUR	900	849	EUR	900	891
6.125% 2006/2066 GBP bonds	GBP	750	1,020	GBP	750	1,087
			8,889			13,157

* Includes adjustments for fair value hedge accounting.

(in millions of €, except where otherwise stated and per share amounts)

In fiscal 2007, Siemens redeemed the outstanding amount of €991 of the 5.5 % €-bond and the outstanding amount of the 2.5% CHF-bond (approximately €155).

In connection with the acquisition of Flender Holding GmbH, Germany, in fiscal 2005, Siemens assumed a €250, 11% senior note due 2010, of which the Company repurchased approximately €194 until September 30, 2006. In June 2007, the Company exercised its call option in accordance with the indenture agreement and redeemed all remaining notes at 105.50% of the principal amount of the notes together with any accrued and unpaid interest. The redemption was settled on August 1, 2007.

As of September 30, 2007, the aggregate amounts of indebtedness maturing during the next five years and thereafter are as follows (excluding finance leases which are disclosed separately):

Fiscal year	
2008	5,589
2009	727
2010	50
2011	2,102
2012	954
Thereafter	5,789
	15,211

Convertible notes

Since fiscal 2003, Siemens maintained approximately €2.5 billion of convertible notes through its wholly owned Dutch subsidiary, Siemens Finance B.V., which were fully and unconditionally guaranteed by Siemens AG. The convertible notes had a 1.375% coupon and were convertible into approximately 44.5 million shares of Siemens AG at a conversion price of €56.1681 per share, which was subject to change under certain circumstances.

Due to the cash settlement option the conversion right component was considered a derivative instrument recognized at fair value, which was reported in *Other current financial liabilities* as of September 30, 2005. In the third quarter of fiscal 2006, the Company irrevocably waived its option to pay a cash amount in lieu of the delivery of shares upon exercise of the conversion right. Immediately before notification of such waiver, the derivative component was remeasured for the last time through profit or loss and reclassified to *Additional paid-in capital* (see Note 26).

The conversion right was contingently exercisable by the holders upon the occurrence of one of several conditions, including, upon the Company's share price having exceeded 110% of the conversion price on at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of any calendar quarter. This condition was met in the first quarter of fiscal 2004. In fiscal 2006, approximately €3 of convertible notes were exercised and were settled primarily in cash.

(in millions of €, except where otherwise stated and per share amounts)

Until August 2007, the Company repurchased a principal amount of approximately €1.9 billion of its outstanding convertible notes of the €2.5 billion 1,375% €-bond and paid approximately €3.3 billion in cash. The purchase price was allocated to the liability component and the conversion right component. The fair value of the liability component was charged against the carrying amount of the liability component with the difference being recognized in profit and loss. The amount allocated to the conversion right component was charged directly against *Additional paid-in capital* (see Note 26 for further information).

The Company had the right, at any time from June 18, 2007, to redeem the notes outstanding at their principal amount together with interest accrued thereon, if Siemens' share price exceeded 130% of the conversion price on any 15 of 30 consecutive trading days before notice of early redemption. In July 2007 these conditions were met and the Company exercised on July 16, 2007 its option to prematurely redeem at their principal amount the remaining amount of outstanding notes on August 17, 2007. Until the end of the conversion period on August 10, 2007 the remaining notes were converted almost entirely to shares by the note-holders, resulting in approximately 10 million shares issued from the conditional capital (see Note 26 for further information).

Other financial indebtedness

Other financial indebtedness includes €469 and €512, as of September 30, 2007 and 2006, respectively, for the Company's real estate assets that were sold or transferred and in which Siemens has retained significant risks and rewards of ownership, including circumstances in which Siemens participates directly or indirectly in the change in market value of the property. Therefore, these transactions have been accounted for as financing obligations. These real estate properties are carried on the Company's Consolidated Balance Sheets and no sale and profit have been recognized. As of September 30, 2007 and 2006, *Other financial indebtedness* also includes €4,332 and € –, respectively, of outstanding global commercial paper.

Obligations under finance leases

As of September 30, 2007 and 2006, the finance lease liabilities are as follows:

	September 30, 2007			September 30, 2006		
Due	Minimum lease payment obligation	Un-amortized interest expense	Present value of minimum lease payment obligation	Minimum lease payment obligation	Un-amortized interest expense	Present value of minimum lease payment obligation
Within 1 year	64	16	48	73	20	53
1 to 2 years	63	12	51	68	17	51
2 to 3 years	29	9	20	40	14	26
3 to 4 years	65	6	59	37	14	23
4 to 5 years	14	6	8	69	13	56
Thereafter	120	20	100	121	13	108
Total	355	69	286	408	91	317
Less: Current portion			(48)			(53)
			238			264

23 Pension plans and similar commitments

Pension benefits provided by Siemens are currently organized primarily through defined benefit pension plans which cover virtually all of the Company's domestic employees and many of the Company's foreign employees. To reduce the risk exposure to Siemens arising from its pension plans, the Company has started the redesign of benefit schemes from defined benefit schemes towards benefit schemes which are predominantly based on contributions made by the Company. In order to fund Siemens' pension obligations, the Company's major pension plans are funded with assets in segregated pension entities.

Furthermore, the Company provides other post-employment benefits, which primarily consist of transition payments to German employees after retirement as well as post-employment health care and life insurance benefits to employees in the U.S. and Canada. These predominantly unfunded other post-employment benefit plans qualify as defined benefit plans under IFRS.

In addition to the above, the Company has foreign defined contribution plans for pensions and other post-employment benefits or makes contributions to social pension funds based on legal regulations (State plans). The recognition of a liability is not required because the obligation of the Company is limited to the payment of the contributions into these plans or funds.

Accounting for defined benefit plans

Consolidated Balance Sheets

Defined benefit plans determine the entitlements of their beneficiaries. An employee's final benefit entitlement at regular retirement age may be higher than the fixed benefits at the balance sheet date due to future compensation or benefit increases. The net present value of this ultimate future benefit entitlement for service already rendered is represented by the **Defined Benefit Obligation (DBO)**, which is actuarially calculated with consideration for future compensation increases.

In the case of unfunded plans, the recognized pension liability is equal to the DBO adjusted by unrecognized past service cost. In the case of funded plans, the fair value of the plan assets is offset against the benefit obligations. The net amount, after adjusting for the effects of unrecognized past service cost and any asset ceiling, is recognized as pension liability or pension asset.

(in millions of €, except where otherwise stated and per share amounts)

The Consolidated Balance Sheets include the following significant components related to pension plans and similar commitments based upon the situation as of September 30, 2007 and 2006:

	September 30, 2007	2006
Principal pension benefit plans	1,289	3,054
Principal other post-employment benefit plans	766	844
Other	1,232	1,566
Reclassification to liabilities associated with assets classified as held for disposal	(507)	(381)
Liabilities for pension plans and similar commitments	**2,780**	**5,083**
Actuarial (losses)/gains and effects due to asset ceiling	127	(1,379)
Income tax effect	(18)	254
Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	**109**	**(1,125)**

Consolidated Statements of Income

The recognized expense related to pension plans and similar commitments in the Consolidated Statements of Income is referred to as **net periodic benefit cost (NPBC)** and consists of several separately calculated and presented components. NPBC is comprised of the **service cost**, which is the actuarial net present value of the part of the DBO for the service rendered in the respective fiscal year; the **interest cost** for the expense derived from the addition of accrued interest on the DBO at the end of the preceding fiscal year on the basis of the identified **discount rate**; and the **expected return on plan assets** in the case of funded benefit plans. **Past service cost** is amortized on a straight-line basis over the average vesting period of the related benefits.

In the Consolidated Statements of Income, interest cost and the income from the expected return on plan assets are reported as part of *Financial income (expense), net*. All other components of NPBC are allocated among functional costs (*Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses*), according to the function of the employee groups accruing benefits.

In the Consolidated Statements of Income, NPBC expenses before income taxes for the Company's principal pension and other post-employment benefits in fiscal 2007 aggregated to €461 compared to €578 in fiscal 2006. Thereof €112 and €130 related to discontinued operations in fiscal 2007 and 2006, respectively.

Consolidated Statements of Income and Expense recognized in Equity

Actuarial gains and losses, resulting for example from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized in the Consolidated Statements of Income and Expense recognized in Equity in the year in which they occur. They are recorded in their entirety directly in equity.

Consolidated Statements of Cash Flow
The Company makes payments directly to the participants in the case of unfunded benefit plans and the payments are included in net cash used in operating activities. For funded pension plans, the participants are paid by the external pension fund and accordingly these payments are cash neutral to the Company. In this case, the Company's regular funding and supplemental cash contributions result in net cash used in operating activities.

In the Consolidated Statements of Cash Flow, the Company's principal pension and other post-employment benefits resulted in net cash used in operating activities of €906 compared to €797 in the previous fiscal year.

Principal pension benefits
The principal pension benefit plans cover approximately 522,000 participants, including 229,000 active employees, 100,000 former employees with vested benefits and 193,000 retirees and surviving dependents. Individual benefits are generally based on eligible compensation levels and/or ranking within the Company hierarchy and years of service. Retirement benefits under these plans vary depending on legal, fiscal and economic requirements in each country. The majority of Siemens' active employees in Germany participate in a pension scheme introduced in fiscal 2004, the BSAV (Beitragsorientierte Siemens Altersversorgung). The BSAV is a fully funded defined benefit pension plan whose benefits are predominantly based on contributions made by the company and returns earned on such contributions, subject to a minimum return guaranteed by the Company. The BSAV is funded via the BSAV Trust. In connection with the implementation of the BSAV, benefits provided under defined benefit pension plans funded via the Siemens German Pension Trust were modified to substantially eliminate the effects of compensation increases.

The Company's principal pension benefit plans are explicitly explained in the subsequent sections with regard to:
- Pension obligations and funded status,
- Components of NPBC,
- Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity,
- Assumptions used for the calculation of the DBO and NPBC,
- Sensitivity analysis,
- Plan assets,
- Pension plan funding, and
- Pension benefit payments.

The Company did have an immaterial asset ceiling in its principal pension benefit plans in fiscal 2007 and no asset ceiling in fiscal 2006.

(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Pension obligations and funded status

A reconciliation of the funded status of the principal pension benefit plans to the amounts recognized in the Consolidated Balance Sheets is as follows:

	September 30, 2007			September 30, 2006		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets	24,013	14,753	9,260	23,755	15,023	8,732
Total defined benefit obligation	25,052	15,488	9,564	26,696	16,372	10,324
Defined benefit obligation (funded)	*24,581*	*15,210*	*9,371*	*26,481*	*16,372*	*10,109*
Defined benefit obligation (unfunded)	*471*	*278*	*193*	*215*	–	*215*
Funded status*	(1,039)	(735)	(304)	(2,941)	(1,349)	(1,592)
Germany	*(735)*			*(1,349)*		
U.S.	*(202)*			*(559)*		
U.K.	*(40)*			*(733)*		
Other	*(62)*			*(300)*		
Unrecognized past service cost (benefits)	(75)	–	(75)	(84)	–	(84)
Effects due to asset ceiling	(14)	–	(14)	–	–	–
Net amount recognized	**(1,128)**	**(735)**	**(393)**	**(3,025)**	**(1,349)**	**(1,676)**
Amounts recognized in the Consolidated Balance Sheets consist of:						
Pension asset	161	33	128	29	–	29
Pension liability	(1,289)	(768)	(521)	(3,054)	(1,349)	(1,705)

* Funded status: The funded status shows the surplus (deficit) of the DBO relative to the plan assets as of the balance sheet date. The DBO is calculated based on the projected unit credit method and reflects the net present value as of the balance sheet date of the accumulated pension entitlements of active employees, former employees with vested rights and of retirees and their surviving dependents with consideration of future compensation and pension increases.

A detailed reconciliation of the changes in the DBO for fiscal 2007 and 2006 as well as additional information by country is provided in the following table:

	September 30, 2007			September 30, 2006		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in defined benefit obligations:						
Defined benefit obligation at beginning of year	26,696	16,372	10,324	24,972	15,932	9,040
Foreign currency exchange rate changes	(556)	–	(556)	(206)	–	(206)
Service cost	684	358	326	715	388	327
Interest cost	1,233	725	508	1,125	679	446
Settlements and curtailments	(13)	–	(13)	(1)	–	(1)
Plan participants' contributions	180	119	61	49	–	49
Amendments and other	283	(7)	290	1,509	443	1,066
Actuarial (gains) losses	(1,660)	(863)	(797)	(179)	(196)	17
Acquisitions	101	55	46	146	59	87
Divestments	(670)	(453)	(217)	(309)	(145)	(164)
Benefits paid	(1,226)	(818)	(408)	(1,125)	(788)	(337)
Defined benefit obligation at end of year	**25,052**	**15,488**	**9,564**	**26,696**	**16,372**	**10,324**
Germany	*15,488*			*16,372*		
U.S.	*3,250*			*3,677*		
U.K.	*3,229*			*3,551*		
Other	*3,085*			*3,096*		

(in millions of €, except where otherwise stated and per share amounts)

The total defined benefit obligation at the end of the fiscal year includes approximately €9,072 for active employees, €2,945 for former employees with vested benefits and €13,035 for retirees and surviving dependents.

In fiscal 2007, as well as in fiscal 2006, the DBO decreased due to an increase in discount rate for the domestic and foreign pension plans. For the domestic pension plans in fiscal 2007, a negative effect on DBO of an increase in pension progression rate was largely offset by a positive effect of increased assumed retirement ages.

The following table shows the change in plan assets for fiscal year 2007 and 2006 and some additional information concerning pension plans:

	September 30, 2007			September 30, 2006		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in plan assets:						
Fair value of plan assets at beginning of year	23,755	15,023	8,732	21,581	14,349	7,232
Foreign currency exchange rate changes	(508)	–	(508)	(170)	–	(170)
Expected return on plan assets	1,513	947	566	1,433	953	480
Actuarial gains (losses) on plan assets	(218)	(369)	151	(67)	(212)	145
Acquisitions and other	293	–	293	1,561	440	1,121
Divestments and other	(610)	(417)	(193)	(237)	(39)	(198)
Employer contributions (regular)	837	271	566	730	320	410
Plan participants' contributions	177	116	61	49	–	49
Benefits paid	(1,226)	(818)	(408)	(1,125)	(788)	(337)
Fair value of plan assets at end of year	**24,013**	**14,753**	**9,260**	**23,755**	**15,023**	**8,732**
Germany	*14,753*			*15,023*		
U.S.	*3,048*			*3,118*		
U.K.	*3,189*			*2,818*		
Other	*3,023*			*2,796*		

In fiscal 2007, the DBO and the fair value of plan assets decreased due to the contribution of the carrier-related operations of Siemens to NSN. These effects are included in the items *Divestments* and *Divestments and other* in the preceding two tables. In fiscal 2006, the Company merged a defined contribution plan with a defined benefit plan at a subsidiary in Switzerland. As a result of the merger, the benefits of the defined contribution plan were harmonized with those of the defined benefit plan. Accordingly, the DBO and plan assets of the newly merged plan increased. Such amounts are included in the items *Amendments and other* and *Acquisitions and other* in the preceding two tables. Vested past service cost resulting from that merger has been recognized entirely in NPBC for fiscal 2006.

(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Components of NPBC

The components of the NPBC for the fiscal years ended September 30, 2007 and 2006 are as follows:

	Year ended September 30, 2007			Year ended September 30, 2006		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	684	358	326	715	388	327
Interest cost	1,233	725	508	1,125	679	446
Expected return on plan assets	(1,513)	(947)	(566)	(1,433)	(953)	(480)
Amortization of past service cost (benefits)	(5)	–	(5)	99	(24)	123
Loss (gain) due to settlements and curtailments	(4)	–	(4)	2	–	2
Net periodic benefit cost	**395**	**136**	**259**	**508**	**90**	**418**
Germany	*136*			*90*		
U.S.	*137*			*159*		
U.K	*105*			*113*		
Other	*17*			*146*		

Pension benefits: Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity

The actuarial gains and losses on defined benefit pension plans recognized in the Consolidated Statements of Income and Expense recognized in Equity for the fiscal years ended September 30, 2007 and 2006 were as follows:

	Year ended September 30, 2007			Year ended September 30, 2006		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Actuarial losses (gains)	(1,442)	(494)	(948)	(112)	16	(128)
Effects due to asset ceiling	13	–	13	–	–	–
Income tax effect	206	(83)	289	(225)	(266)	41
Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	**(1,223)**	**(577)**	**(646)**	**(337)**	**(250)**	**(87)**
Germany	*(577)*			*(250)*		
U.S.	*(185)*			*(45)*		
U.K.	*(322)*			*12*		
Other	*(139)*			*(54)*		

(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Assumptions for the calculation of the DBO and NPBC
Assumed discount rates, compensation increase rates and pension progression rates used in calculating the DBO together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated or where plan assets are invested as well as capital market expectations.

The weighted-average assumptions used for the actuarial valuation of the DBO as of the balance sheet date were as follows:

	Year ended September 30, 2007			Year ended September 30, 2006		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Discount rate	5.3%	5.1%	5.6%	4.7%	4.5%	5.0%
Germany	*5.1%*			*4.5%*		
U.S.	*6.29%*			*5.95%*		
U.K.	*6.0%*			*5.0%*		
Rate of compensation increase	2.7%	2.25%	3.5%	2.7%	2.25%	3.4%
Germany	*2.25%*			*2.25%*		
U.S.	*3.96%*			*3.95%*		
U.K.	*4.0%*			*3.7%*		
Rate of pension progression	1.6%	1.5%	2.0%	1.2%	1.0%	1.8%
Germany	*1.5%*			*1.0%*		
U.K.	*3.1%*			*2.8%*		

The assumptions used for the calculation of the DBO as of the balance sheet date of the preceding fiscal year are used to determine the calculation of interest cost and service cost of the following year. Therefore, the assumptions used for the calculation of the NPBC for fiscal 2008 are already determined. The total expected return for fiscal 2008 will be based on expected rates of return multiplied by the fair value of plan assets at the fiscal 2007 balance sheet date (see table below). The fair value and thus the expected return on plan assets are adjusted for significant events after the balance sheet date, such as a supplemental funding. Due to the implementation of the BSAV, the effect of the compensation increase on the domestic pension plans is substantially eliminated.

(in millions of €, except where otherwise stated and per share amounts)

The weighted-average assumptions used for determining the NPBC for the fiscal years ended September 30, 2008, 2007 and 2006 are shown in the following table:

	Year ending September 30, 2008			Year ended September 30, 2007			Year ended September 30, 2006		
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Discount rate	5.3%	5.1%	5.6%	4.7%	4.5%	5.0%	4.6%	4.35%	5.1%
Germany	*5.1%*			*4.5%*			*4.35%*		
U.S.	*6.29%*			*5.95%*			*5.7%*		
U.K.	*6.0%*			*5.0%*			*5.0%*		
Expected return on plan assets	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%	6.7%	6.7%	6.7%
Germany	*6.5%*			*6.5%*			*6.7%*		
U.S.	*6.97%*			*6.95%*			*6.95%*		
U.K.	*6.7%*			*6.7%*			*6.75%*		
Rate of compensation increase	2.7%	2.25%	3.5%	2.7%	2.25%	3.4%	2.6%	2.25%	3.3%
Germany	*2.25%*			*2.25%*			*2.25%*		
U.S.	*3.96%*			*3.95%*			*3.25%*		
U.K.	*4.0%*			*3.7%*			*3.9%*		
Rate of pension progression	1.6%	1.5%	2.0%	1.2%	1.0%	1.8%	1.3%	1.0%	2.1%
Germany	*1.5%*			*1.0%*			*1.0%*		
U.K.	*3.1%*			*2.8%*			*2.8%*		

The discount rate assumptions reflect the rates available on high-quality, fixed-income investments of appropriate duration at the balance sheet date. The expected return on plan assets is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. For fiscal 2007, the Company decreased the assumption for the expected return on plan assets for the majority of its principal pension plans due to changes in asset allocation and revised future estimates of long-term investment returns. For fiscal 2008 the expected return on plan assets remained primarily unchanged. As of September 30, 2007, the assumed retirement ages for the participants of the domestic pension plans were increased with regard to increased retirement ages in the German State Pension Insurance. Other actuarial assumptions not shown in the tables above, such as employee turnover, mortality, disability, etc., remained primarily unchanged as of September 30, 2007.

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, did not affect the DBO in fiscal 2007 and fiscal 2006.

(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Sensitivity analysis
A one-percentage-point change of the established assumptions mentioned above, used for the calculation of the NPBC for fiscal 2008, and a change in the fair value of plan assets of €500, as of September 30, 2007, respectively, would result in the following increase (decrease) of the fiscal 2008 NPBC:

	Effect on NPBC 2008 due to a	
	one-percentage-point/€500 increase	one-percentage-point/€500 decrease
Discount rate	(27)	19
Expected return on plan assets	(224)	224
Rate of compensation increase	32	(27)
Rate of pension progression	146	(122)
Fair value of plan assets	(32)	32

Increases and decreases in the discount rate, rate of compensation increase and rate of pension progression which are used in determining the DBO do not have a symmetrical effect on NPBC primarily due to the compound interest effect created when determining the net present value of the future pension benefit. If more than one of the assumptions were changed simultaneously, the cumulative impact would not necessarily be the same as if only one assumption was changed in isolation.

Pension benefits: Plan assets
The asset allocation of the plan assets of the principal pension benefit plans as of the balance sheet date for fiscal 2007 and 2006 as well as the target asset allocation for fiscal year 2008, are as follows:

	Target asset allocation	Asset allocation					
		September 30, 2007			September 30, 2006		
Asset class	September 30, 2008	Total	Domestic	Foreign	Total	Domestic	Foreign
Equity	20 – 50%	33%	29%	39%	31%	24%	44%
Fixed income	40 – 70%	54%	61%	42%	57%	66%	41%
Real estate	5 – 15%	8%	7%	11%	8%	7%	10%
Cash and other assets	5 – 15%	5%	3%	8%	4%	3%	5%
		100%	100%	100%	100%	100%	100%

Derivatives are reported under the asset class whose risk is hedged. Current asset allocation is biased towards high quality government and selected corporate bonds. Siemens constantly reviews the asset allocation in light of the duration of its pension liabilities and analyzes trends and events that may affect asset values in order to initiate appropriate measures at a very early stage.

(in millions of €, except where otherwise stated and per share amounts)

The plan assets include domestic real estate with a fair value of €270 and €369 as of September 30, 2007 and 2006, respectively, which is occupied by the Company.

The following table shows the actual return on plan assets for fiscal 2007 and 2006:

	Year ended September 30, 2007			Year ended September 30, 2006		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Actual return on plan assets	1,295	578	717	1,366	741	625

The actual return over the last twelve months amounted to 5.6% or €1,295 compared to an expected return of 6.5% or €1,513. The experience adjustment arising on plan assets was (0.9)% in fiscal 2007 (fiscal 2006: (0.3)%). For the domestic pension plans, €578 or 4.0% was realized, as compared to an expected return on plan assets of 6.5% or an amount of €947 that was included in the NPBC. For the foreign pension plans, €717 or 8.2% was realized, as compared to an expected return on plan assets of 6.5% or an amount of €566 that was included in the NPBC.

Pension benefits: Pension plan funding

Contributions made by the Company to its principal pension benefit plans in fiscal 2007 and 2006, as well as those planned in fiscal 2008 are as follows:

	(Unaudited) Year ending September 30, 2008 (expected)			Year ended September 30, 2007			Year ended September 30, 2007		
	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign
Regular funding	618	113	505	837	271	566	730	320	410
Supplemental cash Contributions	–	–	–	–	–	–	–	–	–
Total	**618**	**113**	**505**	**837**	**271**	**566**	**730**	**320**	**410**

Regular funding is generally based on the level of service cost incurred. For the BSAV funding corresponds to the contributions to the beneficiaries' account. Future funding decisions for the Company's pension plans will be made with due consideration of developments affecting plan assets and pension liabilities, taking into account minimum funding requirements abroad and local tax deductibility.

(in millions of €, except where otherwise stated and per share amounts)

Pension benefits: Pension benefit payments
The following overview comprises pension benefits paid out of the principal pension benefit plans during the years ended September 30, 2007 and 2006, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign
Pension benefits paid			
2006	1,125	788	337
2007	1,226	818	408
Expected pension payments			
2008	1,321	833	488
2009	1,370	866	504
2010	1,400	877	523
2011	1,447	899	548
2012	1,447	919	528
2013 – 2017	7,611	4,663	2,948

Other post-employment benefits
In Germany, employees who entered into the Company's employment on or before September 30, 1983, are entitled to transition payments for the first six months after retirement equal to the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Certain foreign companies, primarily in the U.S. and Canada, provide other post-employment benefits in the form of medical, dental and life insurance. The amount of obligations for other post-employment benefits in the form of medical and dental benefits specifically depends on the expected cost trend in the health care sector. To be entitled to such healthcare benefits participants must contribute to the insurance premiums. Participant contributions are based on specific regulations of cost sharing which are defined in the benefit plans. The Company has the right to adjust the cost allocation at any time, generally this is done on an annual basis. Premiums for life insurance benefits are paid solely by the Company.

Other post-employment benefits are illustrated in detail in the subsequent sections with regard to:

- Obligations and funded status,
- Plan assets,
- Components of NPBC for other post-employment benefits,
- Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity,
- Assumptions used in the calculation of the DBO and the NPBC for other post-employment benefits,
- Sensitivity analysis, and
- Benefit payments.

The Company did not have any asset ceiling in its principal other post-employment benefit plans, neither in fiscal 2007 nor in 2006.

(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits: Obligations and funded status
The funded status of plan assets and a reconciliation of the funded status to the amounts recognized in the Consolidated Balance Sheets are as follows:

	September 30, 2007			September 30, 2006		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Fair value of plan assets	3	–	3	3	–	3
Total defined benefit obligation	779	321	458	845	429	416
Defined benefit obligation (funded)	*287*	–	*287*	*303*	–	*303*
Defined benefit obligation (unfunded)	*492*	*321*	*171*	*542*	*429*	*113*
Funded status	(776)	(321)	(455)	(842)	(429)	(413)
Unrecognized past service cost (benefits)	10	–	10	(2)	–	(2)
Net amount recognized	**(766)**	**(321)**	**(445)**	**(844)**	**(429)**	**(415)**

The following table shows a detailed reconciliation of the changes in the benefit obligation for other post-employment benefits for the years ended September 30, 2007 and 2006:

	September 30, 2007			September 30, 2006		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in benefit obligations:						
Defined benefit obligation at beginning of year	845	429	416	893	394	499
Foreign currency exchange rate changes	(42)	–	(42)	(22)	–	(22)
Service cost	24	12	12	26	15	11
Interest cost	42	16	26	45	18	27
Plan amendments and other	69	–	69	41	41	–
Actuarial (gains) losses	(33)	(36)	3	(14)	4	(18)
Acquisitions	12	–	12	–	–	–
Divestments	(69)	(68)	(1)	(57)	(14)	(43)
Benefits paid	(69)	(32)	(37)	(67)	(29)	(38)
Defined benefit obligation at end of year	**779**	**321**	**458**	**845**	**429**	**416**

(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits: Plan assets

The following table shows the change in plan assets for fiscal 2007 and 2006:

	September 30, 2007			September 30, 2006		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Change in plan assets:						
Fair value of plan assets at beginning of year	3	–	3	3	–	3
Employer contributions	37	–	37	38	–	38
Benefits paid	(37)	–	(37)	(38)	–	(38)
Fair value of plan assets at year end	**3**	**–**	**3**	**3**	**–**	**3**

Other post-employment benefits: Components of NPBC

The components of the NPBC for other post-employment benefits for the years ended September 30, 2007 and 2006 are as follows:

	Year ended September 30, 2007			Year ended September 30, 2006		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	24	12	12	26	15	11
Interest cost	42	16	26	45	18	27
Amortization of unrecognized past service cost (benefits)	–	–	–	(1)	–	(1)
Net periodic benefit cost	**66**	**28**	**38**	**70**	**33**	**37**

Other post-employment benefits: Amounts recognized in the Consolidated Statements of Income and Expense recognized in Equity

The actuarial gains and losses on other post-employment benefit plans recognized in the Consolidated Statements of Income and Expense recognized in Equity for the fiscal years ended September 30, 2007 and 2006 were as follows:

	Year ended September 30, 2007			Year ended September 30, 2006		
	Total	Domestic	Foreign	Total	Domestic	Foreign
Actuarial losses (gains)	(33)	(36)	3	(14)	4	(18)
Income tax effect	10	11	(1)	4	(3)	7
Net amount recognized in the Consolidated Statements of Income and Expense recognized in Equity (net of tax)	**(23)**	**(25)**	**2**	**(10)**	**1**	**(11)**
Germany	*(25)*			*1*		
U.S.	*3*			*(11)*		
Canada	*(1)*			*–*		

(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits: Assumptions used in the calculation of the DBO and NPBC

Discount rates and other key assumptions used for transition payments in Germany are the same as those utilized for domestic pension benefit plans.

The weighted-average assumptions used in calculating the actuarial values for the post-employment healthcare and life insurance benefits are as follows:

	Year ended September 30, 2007	2006
Discount rate	6.16%	5.95%
U.S.:		
Medical trend rates (initial/ultimate/year):		
Medicare ineligible pre-65	9%/5%/2011	10%/5%/2011
Medicare eligible post-65	9%/5%/2011	10%/5%/2011
Fixed dollar benefit	4.5%	4.5%
Dental trend rates (initial/ultimate/year)	6%/5%/2021	6%/5%/2021
Canada:		
Medical trend rates	4.68%	5.0%
Drug trend rates	4.18%	4.5%
Dental trend rates	4.18%	4.5%

Experience adjustments, which result from differences between the actuarial assumptions and the actual occurrence, decreased the DBO by 0.3% and 1.5% in fiscal 2007 and 2006, respectively.

Other post-employment benefits: Sensitivity analysis

The health care assumptions may be significantly influenced by the expected progression in health care expense. A one-percentage-point change in the healthcare trend rates would have resulted in the following increase (decrease) of the defined benefit obligation and the service and interest cost as of and for the year ended September 30, 2007:

	September 30, 2007 One-percentage-point increase	decrease
Effect on defined benefit obligation	39	(35)
Effect on total of service and interest cost components	4	(4)

(in millions of €, except where otherwise stated and per share amounts)

Other post-employment benefits: Benefit payments
The following overview comprises benefit payments for other post-employment benefits paid out of the principal other defined benefit post-employment plans during the years ended September 30, 2007 and 2006, and expected pension payments for the next five years and in the aggregate for the five years thereafter (undiscounted):

	Total	Domestic	Foreign
Payments for other post-employment benefits			
2006	67	29	38
2007	69	32	37
Expected payments for other post-employment benefits			
2008	54	25	29
2009	67	37	30
2010	58	28	30
2011	57	26	31
2012	63	31	32
2013–2017	333	169	164

Since the benefit obligations for other post-employment benefits are generally not funded, such payments will impact the current operating cash flow of the Company.

Defined Contribution Plans and State Plans
The amount recognized as an expense for defined contribution plans amounted to €269 in fiscal 2007, and €208 in fiscal 2006, respectively. Contributions to state plans amounted to €1,178 in fiscal 2007, and €1,074 in fiscal 2006, respectively.

24 Provisions
Provisions changed during fiscal 2007 as follows:

	Warranties	Order related losses and risks	Asset retirement obligations	Other	Total
Balance as of beginning of fiscal year	2,628	1,338	704	1,047	5,717
Additions	1,470	1,002	15	962	3,449
Usage	(888)	(710)	(23)	(436)	(2,057)
Reversals	(642)	(355)	(7)	(322)	(1,326)
Translation differences	(56)	(20)	(2)	(4)	(82)
Accretion expense and effect of changes in discount rates	3	3	(52)	1	(45)
Other changes*	(75)	38	–	65	28
Balance as of fiscal year-end	**2,440**	**1,296**	**635**	**1,313**	**5,684**

* In fiscal 2007, *Other changes* includes €330 reclassified to *Liabilities associated with assets classified as held for disposal* (see Note 4 for further information).

Except for asset retirement obligations (see discussion below), the majority of the Company's provisions are generally expected to result in cash outflows during the next 1 to 15 years.

(in millions of €, except where otherwise stated and per share amounts)

Warranties
Warranties mainly relate to products sold. See Note 2 for further information concerning our policy for estimating warranty provisions. Additions to provisions already existing at the beginning of the period amounted to €446 in fiscal 2007.

Order related losses and risks
Provisions for order related losses and risks are recognized for anticipated losses and risks on uncompleted construction, sales and leasing contracts.

Asset retirement obligations
The Company is subject to asset retirement obligations related to certain items of property, plant and equipment. Such asset retirement obligations are primarily attributable to environmental clean-up costs which amounted to €597, and €658, respectively, as of September 30, 2007 and 2006 (thereof non-current portion of €575 and €635, respectively) and to costs primarily associated with the removal of leasehold improvements at the end of the lease term amounting to €38, and €46, respectively as of September 30, 2007 and 2006 (thereof non-current portion of €27 and €31, respectively).

Environmental clean-up costs are mainly related to remediation and environmental protection liabilities which have been accrued for the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau, Germany (Hanau facilities), as well as in Karlstein, Germany (Karlstein facilities). According to the German Atomic Energy Act, when such a facility is closed, the resulting radioactive waste must be collected and delivered to a government-developed final storage facility. In this regard, the Company has developed a plan to decommission the Hanau and Karlstein facilities in the following steps: clean-out, decontamination and disassembly of equipment and installations, decontamination of the facilities and buildings, sorting of radioactive materials, and intermediate and final storage of the radioactive waste. This process will be supported by continuing engineering studies and radioactive sampling under the supervision of German federal and state authorities. The decontamination, disassembly and sorting activities are planned to continue until 2011; thereafter, the Company is responsible for intermediate storage of the radioactive materials until a final storage facility is available. The final location for all kinds of radioactive waste is not expected to be available before approximately 2030. With respect to the Hanau facility, the process of setting up intermediate storage for radioactive waste has neared completion; on September 21, 2006, the Company received official notification from the competent authorities that the Hanau facility has been released from the scope of application of the German Atomic Energy Act and that its further use is unrestricted. The ultimate costs of the remediation are contingent on the decision of the federal government on the location of the final storage facility and the date of its availability. Consequently, the provision is based on a number of significant estimates and assumptions. The Company does not expect any recoveries from third parties and did not reduce the provisions for such recoveries. The Company believes that it has adequately provided for this exposure. As of September 30, 2007 and 2006, the provision totals €597 and €658,

(in millions of €, except where otherwise stated and per share amounts)

respectively, and is recorded net of a present value discount of €1,353, and €1,300, respectively. The total expected payments for each of the next five fiscal years and the total thereafter are €22, €38, €17, €6, €1, and €1,866 (includes €1,811 for the estimated costs associated with final storage in 2033).

The Company recognizes the accretion of the provision for asset retirement obligations using the effective interest method applying current interest rates prevailing at the balance sheet date. During the year ended September 30, 2007 the Company recognized €31 in accretion expense in *Financial income (expense) net*. Changes in discount rates decreased the carrying amount of provisions by €83 as of September 30, 2007.

See Note 4 for further information on provisions reclassified to *Liabilities associated with assets classified as held for disposal.*

25 Other liabilities

	September 30,	
	2007	2006
Liabilities for employee related costs	926	952
Deferred income	187	156
Other	1,187	1,066
	2,300	**2,174**

26 Equity

Common stock and Additional paid-in capital

As of September 30, 2007, the Company's common stock totaled €2,743 divided into 914,203 thousand shares with no par value and a notional value of €3.00 per share. Each share of common stock is entitled to one vote.

As of September 30, 2006, the Company's common stock totaled €2,673 representing 891,087 thousand shares.

In fiscal 2007, additional paid-in capital decreased by €1,168, net of applicable deferred income taxes, as a result of the repurchase of approximately €1.9 billion of the Company's outstanding convertible notes (see Note 22 for further information on the convertible notes). In fiscal 2006, additional paid-in capital increased by €487, net of applicable deferred income taxes, representing the amount of the derivative component of the convertible notes that was reclassified to equity upon waiving the cash settlement option (see Note 22 for further information).

The following table provides a summary of outstanding capital and the changes in authorized and conditional capital for fiscal years 2007 and 2006:

	Common stock (authorized and issued)		Authorized capital (not issued)		Conditional capital (not issued)	
	in thousands of €	in thousand shares	in thousands of €	in thousand shares	in thousands of €	in thousands shares
As of October 1, 2005	2,673,256	891,085	666,630	222,210	925,487	308,496
Conversion 1.375% 2003/2010 EUR convertible notes	6	2	–	–	(6)	(2)
New approved capital	–	–	75,000	25,000	–	–
Expired capital	–	–	(66,630)	(22,210)	–	–
As of September 30, 2006	2,673,262	891,087	675,000	225,000	925,481	308,494
Conversion 1.375% 2003/2010 EUR convertible notes	31,038	10,346	–	–	(31,038)	(10,346)
Stock option plans	34,440	11,480	–	–	(34,440)	(11,480)
Employee share purchase program	3,870	1,290	(3,870)	(1,290)	–	–
As of September 30, 2007	2,742,610	914,203	671,130	223,710	860,003	286,668

Capital increases

In fiscal 2007 and 2006, common stock increased by approximately €31,038 thousand and €6 thousand, respectively, through the issuance of approximately 10,346 thousand shares and 2 thousand shares, respectively, from the conditional capital for the conversion of €584 and €0.1, respectively, of the Company's convertible notes. See Note 22 for additional information.

In fiscal 2007, common stock increased by €34,440 thousand through the issuance of 11,480 thousand shares from the conditional capital to service the stock option plans. In addition, in fiscal 2007, common stock increased by approximately €3,870 thousand through the issuance of 1,290 thousand shares from Authorized Capital 2006. These shares were issued to an underwriter, repurchased and subsequently offered for purchase to employees with respect to the Company's employee share purchase program (see also Treasury Stock below and Note 33 for additional information on the employee share purchase program). No such increases occurred in fiscal 2006, since the Company repurchased its own common stock to accommodate share-based compensation plans and the employee share purchase program with compensation character.

Authorized, unissued capital

On September 30, 2007 and 2006, the Company's authorized but unissued capital totaled €671 and €675 or 223,710 thousand and 225,000 thousand common shares, respectively.

On January 26, 2006 the Company's shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, capital stock by up to €75 through the issuance of up to 25 million shares of no par value registered in the names of the holders against contributions in cash (Authorized Capital 2006). The authorization may be implemented in installments. Pre-emptive rights

(in millions of €, except where otherwise stated and per share amounts)

of existing shareholders are excluded. The new shares shall be issued under the condition that they are offered exclusively to employees of Siemens AG and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue. Authorized Capital 2006 replaced the outstanding Authorized Capital 2001/II of €67 (representing approximately 22 million shares) and will expire on January 25, 2011.

On January 22, 2004, the Company's shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, capital stock by up to €600 through the issuance of up to 200 million new no par value shares registered in the names of the holders against cash contributions and/or contributions in kind (Authorized Capital 2004). The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue. The Managing Board is authorized, with the approval of the Supervisory Board, to exclude preemptive rights of shareholders in the event of capital increases against contributions in kind and in certain pre-stipulated circumstances against cash. Authorized Capital 2004 replaced Authorized Capital 2001/I of €400 (representing approximately 133 million shares) and Authorized Capital 2003 of €250 (representing 83 million shares) and will expire on January 21, 2009.

Authorized Capital 1998 of €90 and Authorized Capital 1999 of €210 were replaced by resolution of the Annual Shareholders' Meeting on January 23, 2003. The Company's shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, the common stock by up to €250 through the issuance of up to approximately 83 million shares for which the shareholders' preemptive rights were excluded since these shares were to be issued against contribution in kind (Authorized Capital 2003). The Authorized Capital 2003 was to expire on January 22, 2008. As mentioned above, Authorized Capital 2003 was replaced by resolution of the Annual Shareholders' Meeting on January 22, 2004.

On February 22, 2001, the Company's shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, capital stock by up to €75 (representing 25 million shares) against contributions in cash until February 1, 2006 for the purpose of issuing them exclusively to employees of the Company and its subsidiaries, provided these subsidiaries are not listed companies themselves and do not have their own employee stock schemes (Authorized Capital 2001/II). Pre-emptive rights of existing shareholders were excluded. The Managing Board was authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the conditions of the share issue. As mentioned above, the outstanding Authorized Capital 2001/II of €67 (representing approximately 22 million shares) was replaced by resolution of the Annual Shareholders' Meeting on January 26, 2006.

(in millions of €, except where otherwise stated and per share amounts)

On February 22, 2001, the Company's shareholders authorized the Managing Board to increase, with the approval of the Supervisory Board, common stock by up to €400 through the issuance of up to approximately 133 million shares for offer to existing shareholders until February 1, 2006 (Authorized Capital 2001/I). As mentioned above, Authorized Capital 2001/I was replaced by resolution of the Annual Shareholders' Meeting on January 22, 2004.

Conditional capital (unissued)

Conditional capital to service the 2001 and 1999 Siemens Stock Option Plan amounts to €157, representing 52,317 thousand shares of Siemens AG as of September 30, 2007. Conditional capital to service the 2001 and 1999 Siemens Stock Option Plan amounted to €191, representing 63,797 thousand shares of Siemens AG, in the year ended September 30, 2006.

Conditional capital provided to service the issuance of bonds with conversion rights or warrants amounts to €702 and €734, representing 234,162 thousand and 244,507 thousand shares of Siemens AG as of September 30, 2007 and 2006, respectively.

By resolution of the Annual Shareholders' Meeting on January 22, 2004, Conditional Capital 2003 of €267 (representing 89 million shares) was terminated. The Company's shareholders authorized the Managing Board to issue bonds in an aggregate principal amount of up to €11,250 with conversion rights (convertible bonds) or with warrants entitling the holders to subscribe to up to 200 million new shares of Siemens AG, representing a pro rata amount of up to €600 of the capital stock. Since the Conditional Capital 2003 has partly been utilized, the new Conditional Capital 2004 permits the issuance of shares under the new authorization and the issuance of shares to service bonds issued under the old authorization. Therefore, as of September 30, 2007, total Conditional Capital 2004 allows the issuance of up to €702 representing 234,162 thousand shares of Siemens AG. The authorization will expire on January 21, 2009.

By resolution of the Annual Shareholders' Meeting on February 22, 2001, conditional share capital of €147 was approved to service the 2001 Siemens Stock Option Plan (Conditional Capital 2001). In addition, conditional capital amounting to €10 and €44 as of September 30, 2007 and 2006, respectively, provides to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan (Conditional Capital 1999).

In each of the years ended September 30, 2007 and 2006, conditional capital of €0.6, representing 188 thousand shares of Siemens AG, provides for the settlement offered to former shareholders of SNI AG who had not tendered their SNI AG share certificates. Claims of such shareholders to get shares of Siemens AG are time-barred so that as of September 30, 2007 no more shares of Siemens AG have to be issued from the conditional capital provided for the settlement offered to former shareholders of SNI AG.

By resolution of the Annual Shareholders' Meeting on January 23, 2003, the Managing Board was authorized to issue bonds in an aggregate principal amount of up to €5 billion with conversion rights (convertible bonds) or with warrants

(in millions of €, except where otherwise stated and per share amounts)

entitling the holders to subscribe to new shares of Siemens AG. The authorization was to expire on December 31, 2007. The shareholders also approved conditional share capital of €267 for the issuance of up to 89 million shares to service the exercise of the conversion or option rights of holders of these convertible bonds or warrants attached to these bonds (Conditional Capital 2003). As mentioned above, Conditional Capital 2003 as well as the aforementioned authorization were terminated by resolution of the Annual Shareholders' Meeting on January 22, 2004.

Treasury stock
At the January 2007 Annual Shareholders' Meeting, the Company's shareholders authorized the Company to repurchase up to 10% of the €2,675 common stock outstanding on the date of the Annual Shareholders' Meeting until July 24, 2008. Such stock may be sold via a stock exchange; or (i) retired with the approval of the Supervisory Board, (ii) used to meet the Company's obligations under the 1999 and the 2001 Siemens Stock Option Plans, (iii) offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries or granted and transferred with a holding period of at least two years; or (iv) used to service conversion or option rights granted by the Company or any of its subsidiaries. In addition, the Supervisory Board shall be authorized to offer repurchased shares to the members of the Managing Board of Siemens AG for purchase as stock-based compensation under the same terms and conditions as those offered to employees of the Company. Additionally, the Supervisory Board may grant and transfer such shares to members of the Managing Board with a holding period of at least two years.

In fiscal 2007, the Company repurchased a total of 1,306,476 shares, including the 1,290,000 shares relating to the capital increase from Authorized Capital 2006, at an average price of €77.00 per share. In fiscal 2007, a total of 1,306,508 shares of Treasury Stock were sold. Thereof, 1,294,159 shares were issued to employees under the employee share purchase program with compensation character (see Note 33 for additional information) and 12,349 shares of Treasury Stock were transferred primarily as settlement to former SNI AG stockholders. As of September 30, 2007, 383 shares of stock remained in treasury with a carrying amount of €29 thousand (notional value €1 thousand).

In fiscal 2006, the Company repurchased a total of 5,925 thousand shares at an average price of €71.11 per share primarily for the purpose of selling them to employees and stock-based compensation plan participants and as settlement to former SNI stockholders. In fiscal 2006, a total of 5,934 thousand shares of treasury stock were sold. Thereof, 4,166 thousand shares were issued to stock-based compensation plan participants to accommodate the exercise of stock options. In addition, in fiscal 2006, 1,760 thousand shares were issued to employees under an employee share purchase program with compensation character. See Note 33 for additional information on share-based compensation. As of September 30, 2006, 415 shares of stock remained in treasury with a carrying amount of €29 thousand (notional value €1 thousand).

(in millions of €, except where otherwise stated and per share amounts)

Other components of equity

The changes in the other components of equity are as follows:

	Year ended September 30, 2007			Year ended September 30, 2006		
	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Changes in unrealized gains (losses) on available-for-sale financial assets:						
Unrealized holding gains (losses) for the period	29	–	29	(317)	8	(309)
Reclassification adjustments for (gains) losses included in net income	1	–	1	(49)	4	(45)
Net unrealized gains (losses) on available-for-sale financial assets	30	–	30	(366)	12	(354)
Changes in unrealized gains (losses) on derivative financial instruments:						
Unrealized gains (losses) on derivative financial instruments	48	(9)	39	67	(27)	40
Reclassification adjustments for (gains) losses included in net income	89	(28)	61	28	(10)	18
Net unrealized gains (losses) on derivative financial instruments	137	(37)	100	95	(37)	58
Foreign-currency translation differences	(566)	–	(566)	(320)	–	(320)
	(399)	(37)	(436)	(591)	(25)	(616)

Miscellaneous

Under the German Stock Corporation Act (*Aktiengesetz*), the amount of dividends available for distribution to shareholders is based upon the earnings of Siemens AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (*Handelsgesetzbuch*). During the fiscal year ended September 30, 2007, Siemens AG management distributed an ordinary dividend of €1,292 (€1.45 per share) of the fiscal 2006 earnings of Siemens AG to its shareholders. The dividend was paid on January 26, 2007. During the year ended September 30, 2006, Siemens AG management distributed €1,201 (€1.35 per share) of the fiscal 2005 earnings of Siemens AG as an ordinary dividend to its shareholders.

For fiscal 2007, the Managing Board proposed a dividend of €1.60 per share. Payment of the proposed dividend is contingent upon approval by the shareholders at the Annual Shareholders' Meeting on January 24, 2008. If approved, this would amount to approximately €1,463.

(in millions of €, except where otherwise stated and per share amounts)

27 Additional capital disclosures

Siemens is committed to a strong financial profile, which gives the Company financial flexibility to achieve its growth and portfolio optimization goals.

As of September 30, 2007 and 2006, the capital structure of the Company was as follows:

	September 30,		
	2007	2006	% Change
Total equity	**28,996**	**25,193**	**15%**
As a % of total capital *(see below)*	65%	62%	
Short-term debt	5,637	2,175	
Long-term debt	9,860	13,122	
Total debt	**15,497**	**15,297**	**1%**
As a % of total capital	35%	38%	
Total capital (total equity and total debt)	**44,493**	**40,490**	**10%**

In fiscal 2007, total equity increased by 15% compared to fiscal 2006 primarily due to an increase in retained earnings. Total debt increased during fiscal 2007 by 1%. This resulted in an increase in equity as a percentage of total capital to 65% in fiscal 2007 (62% in fiscal 2006) and a decreased percentage of total debt in relation to total capital of 35% (38% in fiscal 2006).

The Company is not subject to any statutory capital requirements. Commitments exist to sell or otherwise issue common shares in connection with established share-based payment plans. In fiscal 2007, commitments for share-based payment plans have been satisfied through capital increases (see Notes 26 and 33 for additional information). Beginning with fiscal 2008, it is planned to satisfy commitments arising from share-based payment through repurchases of the Company's shares.

A key factor in maintaining a strong financial profile is Siemens' credit rating which is affected among other factors by the capital structure, the profitability, the ability to generate cash flow, geographic and product diversification as well as a competitive market position. Siemens' current corporate credit ratings from Moody's Investors Service and Standard & Poor's are noted below:

	Moody's Investors Service	Standard & Poor's
Long-term debt	A1	AA–
Short-term debt	P-1	A–1+

(in millions of €, except where otherwise stated and per share amounts)

On November 9, 2007 Moody's Investors Service downgraded Siemens' long-term corporate credit rating from Aa3 to A1 and set its outlook from "negative" to "stable". The rating action followed the announcements of a share-buyback program of up €10 billion (see also Note 42, *Subsequent events*) and a capital structure target. The rating classification of A1 is the third highest rating within the agency's debt ratings category. The numerical modifier 1 indicates that our long-term debt ranks in the higher end of the A category. The Moody's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks fall into the following six categories: positive, negative, stable, developing, ratings under review and no outlook.

Moody's Investors Service's rating for Siemens' short-term corporate credit and commercial paper is P-1, the highest available rating in the prime rating system, which assesses issuers' ability to honor senior financial obligations and contracts. It applies to senior unsecured obligations with an original maturity of less than one year.

In addition, Moody's Investors Service published a credit opinion. The most recent credit opinion for Siemens as of November 13, 2007 classified the liquidity profile of the Company as "very healthy".

Standard & Poor's rates Siemens' long-term corporate credit AA–. On June 15, 2007 Standard & Poor's resolved the "CreditWatch negative", dated April 26, 2007 and kept a "negative" outlook. Within Standard & Poor's long-term issue and issuer credit ratings, an obligation rated AA has the second highest rating category assigned. The modifier "–" indicates that Siemens' long-term debt ranks in the lower end of the AA category. The Standard & Poor's rating outlook is an opinion regarding the likely direction of an issuer's rating over the medium-term. Rating outlooks fall into the following four categories: Positive, Negative, Stable and Developing. Outlooks have a time frame of typically two years. Ratings appear on CreditWatch when an event or deviation from an expected trend has occurred or is expected, and additional information is necessary to take a rating action. A rating review will normally be completed within approximately 90 days, unless the outcome of a specific event is pending.

Siemens' short-term debt and commercial paper is rated A-1+ within Standard & Poor's short-term issue credit ratings, giving Siemens the highest-ranking short-term rating.

(in millions of €, except where otherwise stated and per share amounts)

28 Commitments and contingencies

Guarantees and other commitments

The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantee:

	September 30,	
	2007	2006
Guarantees		
Credit guarantees	386	666
Guarantees of third-party performance	1,995	1,125
Herkules obligations	4,200	–
Other guarantees	1,882	528
	8,463	2,319

Credit guarantees cover the financial obligations of third parties in cases where Siemens is the vendor and/or contractual partner. These guarantees generally provide that in the event of default or non-payment by the primary debtor, Siemens will be required to settle such financial obligations. In addition, Siemens provides credit guarantees generally as credit-line guarantees with variable utilization to joint ventures and associated and related companies. The maximum amount of these guarantees is subject to the outstanding balance of the credit or, in case where a credit line is subject to variable utilization, the nominal amount of the credit line. These guarantees usually have terms of between one and five years. Except for statutory recourse provisions against the primary debtor, credit guarantees are generally not subject to additional contractual recourse provisions. As of September 30, 2007 and 2006, the Company has accrued €13 and €24, respectively, relating to credit guarantees.

Furthermore, Siemens issues *Guarantees of third-party performance*, which include performance bonds and guarantees of advanced payments in cases where Siemens is the general or subsidiary partner in a consortium. In the event of non-fulfillment of contractual obligations by the consortium partner(s), Siemens will be required to pay up to an agreed-upon maximum amount. These agreements span the term of the contract, typically ranging from three months to seven years. Generally, consortium agreements provide for fallback guarantees as a recourse provision among the consortium partners. No significant liability has been recognized in connection with these guarantees.

The Federal Republic of Germany has commissioned a consortium consisting of SIS and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI) will provide the services required by the terms of the contract. SIS is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each

(in millions of €, except where otherwise stated and per share amounts)

other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item "*HERKULES obligations*" in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €4.2 billion and will be reduced by approximately €400 per year over the 10-year contract period. Yearly payments under these guarantees are limited to €400 plus, if applicable, a maximum of €90 in unused guarantees carried forward from the prior year.

Other guarantees include indemnifications issued in connection with dispositions of business entities. Such indemnifications protect the buyer from tax, legal and other risks related to the purchased business entity. As of September 30, 2007 and 2006, the total accruals for *Other guarantees* amounted to €102 and €129, respectively.

The increase in *Guarantees of third-party performance* and *Other guarantees* in fiscal 2007 is due primarily to the contribution of the carrier-related operations into NSN at the beginning of April 2007. As of September 30, 2007, *Other guarantees* therefore includes the amounts related to the indemnification provisions related to the contribution of the carrier-related operations into NSN (see Note 4 for further information).

As of September 30, 2007, future payment obligations under non-cancellable operating leases are as follows:

2008	581
2009	475
2010	362
2011	261
2012	220
Thereafter	551

Total operating rental expense for the years ended September 30, 2007 and 2006 was €875 and €816, respectively.

As of September 30, 2007 and 2006, the Company has commitments to make capital contributions of €103 and €173, respectively, to other non-consolidated companies.

The Company is jointly and severally liable and has capital contribution obligations as a partner in commercial partnerships and as a participant in various consortiums.

29 Legal Proceedings

Public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens AG and its consolidated subsidiaries (hereinafter "Siemens" or the "Company" shall refer to Siemens AG and, unless the context otherwise requires, to its consolidated subsidiaries) and certain of its current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens' business Groups.

The Munich public prosecutor continues to conduct an investigation of certain current and former employees of the Company on suspicion of criminal breaches of fiduciary duty including embezzlement, as well as bribery and tax evasion. To date, the Munich prosecutor has conducted searches of Company premises and private homes and several arrest warrants have been issued for current and former employees, including former members of senior management, who are or were associated with the former Com Group and the Company. In addition, the Munich prosecutor has recently sought and received information from two German subsidiaries of the Company in connection with an investigation of allegations of criminal breach of fiduciary duty against a former employee and unnamed others.

On October 4, 2007, pursuant to the application of the Munich prosecutor, the Munich district court imposed a fine of €201 on Siemens. According to the court's decision, a former manager of the former Com Group committed bribery of foreign public officials in Russia, Nigeria and Libya in 77 cases during the period from 2001 to 2004 for the purpose of obtaining contracts on behalf of the Company, whereby he acted in concert with others. In determining the fine, the court based its decision on unlawfully obtained economic advantages in the amount of at least €200 which the court determined the Company had derived from illegal acts of the former employee, to which an additional fine in the amount of €1 was added.

The decision of the Munich district court and the settlement (*tatsächliche Verständigung*) entered into the same day with the German tax authorities, conclude the German investigations into illegal conduct and tax violations only as they relate to Siemens AG and only as to the former Com Group.

As previously reported, there are ongoing investigations in Switzerland, Italy, and Greece. These investigations relate to allegations that certain current and former employees of the former Com Group opened slush fund accounts abroad and operated a system to misappropriate funds from the Company and, specifically, that these individuals siphoned off money from Com via off-shore companies and their own account in Switzerland and Liechtenstein. The Company has learned that Liechtenstein prosecutors have transferred their investigation to Swiss and Munich prosecutors.

As previously reported, Milan and Darmstadt prosecutors have been investigating allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. In Italy, legal proceedings against two former employees ended when the "*patteggiamento*" (plea bargaining procedure without the admission of guilt or responsibility) by the charged employees and Siemens AG entered into force in November 2006. Prosecutors in Darmstadt brought charges against two other former employees not covered by the "*patteggiamento*". In May 2007, the Regional Court of Darmstadt sentenced one former employee to two years in prison, suspended on probation, on counts of commercial bribery and embezzlement. Another former employee was sentenced to nine months in prison, suspended on probation, on counts of aiding and abetting commercial bribery. In connection with these sentences, Siemens AG was ordered to disgorge €38 of profits. The prosecutors and both defendants have appealed the decision of the Regional Court of Darmstadt. Siemens AG has also appealed the decision with respect to the disgorgement.

As previously reported, in 2004 the public prosecutor in Wuppertal initiated an investigation against Siemens employees regarding allegations that they participated in bribery related to the awarding of an EU contract for the refurbishment of a power plant in Serbia in 2002. In August 2007, the public prosecutor conducted searches of the premises of the PG Group in Erlangen, Offenbach and Karlsruhe in relation to this investigation. The investigation is ongoing.

In addition, there is a significant number of ongoing investigations into allegations of public corruption involving the Company, certain of its current and former employees or projects in which the Company is involved in a number of jurisdictions around the world, including China, Hungary, Indonesia, Israel, Italy, Nigeria, Norway and Russia, among others. Specific examples include the following:

- There are currently numerous public corruption-related governmental investigations in China, involving several divisions of Siemens Ltd. China, primarily Med, but also A&D and SIS. The investigations have been initiated by prosecutors in several regions and provinces, including Guangdong, Jilin, Xi'an, Wuxi, Shanghai, Ting Hu, Shandong, Hunan, and Guiyang.
- Siemens Zrt. Hungary and certain of its employees are being investigated by Hungarian authorities in connection with allegations concerning suspicious payments in connection with consulting agreements with a variety of shell corporations and bribery relating to the awarding of a contract for the delivery of communication equipment to the Hungarian Armed Forces.
- The public prosecutor in Kalimantan Province, Indonesia, has charged the head of the Med division of Siemens PT Indonesia in connection with allegations that he participated in bribery, fraud, and overcharging related to the awarding of a contract for the delivery of medical equipment to a hospital in 2003.
- Authorities in Nigeria have conducted a search of Siemens premises in connection with an investigation into alleged illegal payments.
- The Norwegian government is investigating allegations of bribery and overcharging of the Norwegian Department of Defense related to the awarding of a contract for the delivery of communication equipment in 2001.
- The public prosecutor in Milan is investigating allegations as to whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI.

As previously reported, the U.S. Department of Justice (DOJ) is conducting an investigation of possible criminal violations of U.S. law by Siemens in connection with the matters described above and other allegations of corruption. During the second quarter of fiscal 2007, Siemens was advised that the U.S. Securities and Exchange Commission's (SEC) enforcement division had converted its informal inquiry into these matters into a formal investigation. The Company is cooperating with these investigations.

The SEC and the DOJ are also investigating possible violations of U.S. law by Siemens in connection with the Oil-for-Food Program. The Company is cooperating with the SEC and DOJ. A French investigating magistrate commenced a preliminary investigation regarding the participation of French companies, including Siemens France S.A.S., in the Oil-for-Food Program. German prosecutors also began an investigation in this matter and conducted searches of Company premises and private homes in Erlangen and Berlin in August 2007. Siemens is cooperating with the authorities in France and Germany.

As a result of the above described matters and as a part of its policy of cooperation, Siemens contacted the World Bank and offered to assist the World Bank in any matter that might be of interest to the World Bank. Since that time, Siemens has been in contact with the World Bank Department of Institutional Integrity and intends to continue its policy of cooperation.

In February 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of criminal breach of fiduciary duties against Siemens, tax evasion and a violation of the German Works Council Constitution Act (*Betriebsverfassungsgesetz*). The investigation relates to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (*Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger*). The prosecutors are investigating payments made during the period 2001 to 2006 for which Siemens may not have received commensurate services in return. The former head of AUB was arrested in February 2007. Since February, searches have been conducted at several Siemens AG premises and private homes and an arrest warrant was issued for a member of the Managing Board, in connection with this investigation, who was taken into custody. This executive's term has expired and he therefore is no longer a member of the Managing Board. In addition to this former member of the Managing Board, other current and former members of the Company's senior management have been named as suspects in this matter. In April 2007, the former member of the Managing Board posted bail in the amount of €5 and was released from custody. In this connection, a bank issued a bond (*Bankbürgschaft*) in the amount of €5, €4.5 of which was guaranteed by the Company pursuant to provisions of German law. The former member of the Managing Board has provided the Company a personal undertaking to cooperate with and fully support the independent investigation conducted by Debevoise & Plimpton LLP (Debevoise), as described below, and to repay all costs incurred and payments made by the Company in connection with the bank guarantee in the event he is found to have violated his obligations to the Company in connection with the facts under investigation by the Nuremberg prosecutors. The investigation into the allegations involving the Company's relationship with the former head of AUB and the AUB has also been included within the scope of the investigation being conducted by Debevoise. In April 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company's works councils.

In February 2007, an alleged holder of American Depositary Shares of the Company filed a derivative lawsuit with the Supreme Court of the State of New York against certain current and former members of the Company's Managing and Supervisory Boards as well as against the Company as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The suit is currently stayed.

The Company has engaged Debevoise, an independent external law firm, to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens. Debevoise reports directly and exclusively to the Compliance Committee of the Supervisory Board (formerly the Audit Committee) and is being assisted by forensic accountants from the international accounting firm Deloitte & Touche. Debevoise's investigation of allegations of corruption at the former Com Group, the Company's other Groups and at regional Siemens subsidiaries is ongoing.

The Company has conducted an analysis of the impact on the Company's consolidated financial statements of issues raised by allegations of violations of anti-corruption legislation. As previously reported, within the former Com Group, the Company's other Groups and regional companies a number of Business Consultant Agreements (BCAs) and similar sales-related arrangements have been identified. The Company has identified a large volume of payments made in connection with these contracts as well as other payments for which the Company has not been able either to establish a valid business purpose or to clearly identify the recipient. These payments raise concerns in particular under the Foreign Corrupt Practices Act (FCPA) in the United States, anti-corruption legislation in Germany and similar legislation in other countries. The payments identified were recorded as deductible business expenses in prior periods in determining income tax provisions. As previously reported, the Company's investigation determined that certain of these payments were non-deductible under tax regulations of Germany and other jurisdictions.

(in millions of €, except where otherwise stated and per share amounts)

In fiscal 2007, the Company substantially completed its analysis of the tax deductibility of payments under the BCAs and other sales-related agreements with third-party intermediaries identified at the former Com Group, the remaining Groups and in regional companies. In fiscal 2007, the Company also substantially completed its risk-based analysis of cash and check payments at the former Com Group, the Company's other Groups and in regional companies, for which limited documentation was available, and which may also raise concerns under the FCPA and anti-corruption legislation in Germany and other countries.

The Company has accounted for income tax-related charges with respect to fiscal 2000-2006 and adjusted comparative amounts for fiscal 2005 and 2006 as reported under Note 2.

The Company remains subject to corruption-related investigations in the U.S. and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the FCPA. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company's operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, disgorgements, compensatory damages, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. In addition to the fine imposed by the Munich district court mentioned above and certain immaterial non-German tax penalties, no material expenses or provisions for any such penalties or damages have been recorded as management does not yet have enough information to reliably estimate such amounts. We expect that we will need to record expenses and provisions in the future for fines, penalties or other charges, which could be material, in connection with the investigations. We will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going compliance remediation efforts. Furthermore, changes affecting the Company's course of business or changes to its compliance programs beyond those already taken may turn out to be required.

In addition to the proceedings described above, the Company is also involved in a number of anti-trust and other legal proceedings:

A Mexican governmental control authority barred Siemens Mexico from bidding on public contracts for a period of three years and nine months beginning November 30, 2005. This proceeding arose from allegations that Siemens Mexico did not disclose alleged minor tax discrepancies when it was signing a public contract in 2002. Upon appeal by Siemens Mexico, the execution of the debarment was stayed on December 13, 2005 and subsequently reduced to a period of four months. Upon further appeal, the execution of the reduced debarment was stayed by the competent Mexican court in April 2006. A final decision on the appeal has not yet been announced.

(in millions of €, except where otherwise stated and per share amounts)

In February 2007, Siemens Medical Solutions USA, Inc. (SMS) announced that it had reached an agreement with the U.S. Attorney's Office for the Northern District of Illinois to settle allegations made in an indictment filed in January 2006. The agreement resolves all allegations made against SMS in the indictment. Under the agreement, SMS has pled guilty to a single federal criminal charge of obstruction of justice in connection with civil litigation that followed a bid to provide radiology equipment to Cook County Hospital in 2001. In addition, SMS has agreed to pay a fine of U.S.$1 million and restitution of approximately U.S.$1.5 million.

In December 2006, the Japanese Fair Trade Commission (FTC) searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. Siemens Asahi Medical Technologies is cooperating with the FTC in the ongoing investigation.

In February 2007, the French Competition Authority launched an investigation into possible anti-trust violations involving several companies active in the field of suburban trains, including Siemens Transportation Systems S.A.S. in Paris, and the offices were searched. The Company is cooperating with the French Competition Authority.

In February 2007, the Norwegian Competition Authority launched an investigation into possible anti-trust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. The Company is cooperating in the ongoing investigation with the Norwegian Competition Authority. The Norwegian Competition Authority has not yet announced a schedule for the completion of the investigation.

In February 2007, the European Commission launched an investigation into possible anti-trust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. The German Anti-trust Authority (*Bundeskartellamt*) has become involved in the proceeding and is responsible for investigating those allegations which relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Anti-trust Authority. The European Commission and the German Anti-trust Authority have not yet announced a schedule for the completion of their investigation.

In April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6. The fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5. The European Court of First Instance has not yet issued a decision. Furthermore, authorities in Brazil, New Zealand, the Czech Republic, Slovakia and South Africa are conducting investigations into the same

(in millions of €, except where otherwise stated and per share amounts)

possible anti-trust violations. On October 25, 2007, upon the Company's appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG from €0.3 to €0.1 and from €0.6 to €0.1 regarding VA Tech.

In April 2007, the Polish Competition Authority launched an investigation against Siemens Sp. z o.o. Poland regarding possible anti-trust violations in the market for the maintenance of diagnostic medical equipment. The Company is cooperating in the ongoing investigation with the Polish Competition Authority.

In June 2007, the Turkish Anti-trust Agency confirmed its earlier decision to impose a fine of approximately €6 on Siemens AS Turkey based on alleged anti-trust violations in the traffic lights market. Siemens Turkey has appealed this decision and this appeal is still pending. It is possible that as a result of this decision, Siemens could be debarred from participating in public sector tender offers in Turkey for a one to two year period.

The Company requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. The Company claimed that Argentina unlawfully terminated the Company's contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters' registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). The Company sought damages for expropriation and violation of the BIT of approximately U.S.$500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over Siemens' claims and that Siemens was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered on February 6, 2007, awarding Siemens compensation in the amount of U.S.$217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify Siemens against any claims of subcontractors in relation to the project (amounting to approximately U.S.$44 million) and, furthermore, that Argentina would be obligated to pay Siemens the full amount of the contract performance bond (U.S.$20 million) in the event this bond was not returned within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed with the ICSID an application for the annulment and stay of enforcement of the award, alleging serious procedural irregularities. An ad hoc committee has been appointed to consider Argentina's application. Siemens currently expects that the ad hoc committee will not render a decision before 2009.

Information required under IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* is not disclosed for certain legal proceedings, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the litigation.

(in millions of €, except where otherwise stated and per share amounts)

Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of these matters could have a material effect on Siemens' consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected by the matters discussed in this paragraph.

30 Additional disclosures on financial instruments

This section gives a comprehensive overview of the significance of financial instruments for Siemens and provides additional information on balance sheet items that contain financial instruments.

The following table presents the carrying amounts of each category of financial assets and liabilities:

	September 30,	
	2007	2006
Financial assets		
Cash and cash equivalents	4,005	10,214
Available-for-sale financial assets	935	1,450
Loans and receivables	21,428	21,060
Financial assets held for trading	576	338
Derivatives with a hedging relationship	367	308
	27,311	33,370
Financial liabilities		
Financial liabilities measured at amortized cost	25,926	24,540
Financial liabilities held for trading	657	360
Derivatives with a hedging relationship	260	123
	26,843	25,023

(in millions of €, except where otherwise stated and per share amounts)

The following table presents the fair values and carrying amounts of financial assets and liabilities measured at cost or amortized cost:

	September 30, 2007		September 30, 2006	
	Fair value	Carrying amount	Fair value	Carrying amount
Financial assets measured at cost or amortized cost				
Cash and cash equivalents	4,005	4,005	10,214	10,214
Available-for-sale financial assets*	–	655	–	710
Trade and other receivables	18,163	18,163	18,428	18,428
Other non-derivative financial assets	3,265	3,265	2,632	2,632
Financial liabilities measured at cost or amortized cost				
Trade payables	8,431	8,431	8,497	8,497
Notes and bonds	8,897	8,889	13,238	13,157
Loans from banks and other financial indebtedness	6,287	6,322	1,831	1,823
Obligations under finance leases	277	286	317	317
Other non-derivative financial liabilities	1,998	1,998	746	746

* This caption consists of equity instruments classified as available-for-sale, for which a fair value could not be reliably measured and which are recognized at cost.

The fair values of cash and cash equivalents, current receivables, trade payables, other current financial liabilities and commercial paper and borrowings under revolving credit facilities approximate their carrying amount largely due to the short-term maturities of these instruments.

Long-term fixed-rate and variable-rate receivables, including receivables from finance leases, are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken to account for the expected losses of these receivables. As of September 30, 2007 and 2006, the carrying amounts of such receivables, net of allowances, approximate their fair values.

The fair value of quoted notes and bonds is based on price quotations at the balance sheet date. The fair value of unquoted notes and bonds, loans from banks and other financial indebtedness, obligations under finance leases as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

(in millions of €, except where otherwise stated and per share amounts)

Financial assets and liabilities measured at fair value are presented in the following table:

	September 30, 2007	2006
Financial assets measured at fair value		
Available-for-sale financial assets	280	740
Derivative financial instruments	943	646
Without hedging relationship	*469*	*232*
In connection with fair value hedges	*176*	*236*
In connection with cash flow hedges	*191*	*72*
Embedded derivatives	*107*	*106*
Financial liabilities measured at fair value		
Derivative financial instruments	917	483
Without hedging relationship	*403*	*181*
In connection with fair value hedges	*103*	*5*
In connection with cash flow hedges	*157*	*118*
Embedded derivatives	*254*	*179*

Fair values for available-for-sale financial assets are derived from quoted market prices in active markets, if available. In certain cases, fair values are estimated using a valuation technique.

The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The calculation of fair values for derivative financial instruments depends on the type of instruments:

Derivative interest rate contracts – The fair values of derivative interest rate contracts (e.g. interest rate swap agreements) are estimated by discounting expected future cash flows using current market interest rates and yield curve over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

Derivative currency contracts – The fair value of forward foreign exchange contracts is based on forward exchange rates. Currency options are valued on the basis of quoted market prices or on estimates based on option pricing models.

Credit default swaps – The fair value of credit default swaps is calculated by comparing discounted expected future cash flows using current bank conditions with discounted expected future cash flows using contracted conditions.

In determining the fair values of the derivative financial instruments, certain compensating effects from underlying transactions (e.g. firm commitments and anticipated transactions) are not taken into consideration.

(in millions of €, except where otherwise stated and per share amounts)

Net gains (losses) of financial instruments are as follows:

	September 30, 2007	2006
Available-for-sale financial assets	(66)	69
Loans and receivables	(158)	(86)
Financial liabilities measured at amortized cost	57	7
Financial assets and financial liabilities held for trading	60	(43)

Net gains (losses) on available-for-sale financial assets include impairment losses, gains or losses on derecognition and the ineffective portion of fair value hedges. For the amount of unrealized gains or losses on available-for-sale financial assets recognized directly in equity during the fiscal year and the amount removed from equity and recognized in net income for the fiscal year see *Other components of equity* in Note 26.

Net losses on loans and receivables contain changes in valuation allowances, gains or losses on derecognition as well as recoveries of amounts previously written-off.

Net gains on financial liabilities measured at amortized cost are comprised of gains or losses from derecognition and the ineffective portion of fair value hedges.

Net gains (losses) on financial assets and financial liabilities held for trading consist of changes in the fair value of derivative financial instruments (including interest income and expense), for which hedge accounting is not applied.

31 Derivative financial instruments and hedging activities

As part of the Company's risk management program, a variety of derivative financial instruments are used to reduce risks resulting primarily from fluctuations in foreign currency exchange rates and interest rates, as well as to reduce credit risks. For additional information on the Company's risk management strategies, including the use of derivative financial instruments to mitigate or eliminate certain of these risks, see also Note 32.

The fair values of each type of derivative financial instruments are as follows:

	September 30, 2007		September 30, 2006	
	Asset	Liability	Asset	Liability
Foreign currency exchange contracts	602	420	171	242
Interest rate swaps and combined interest/currency swaps	175	239	298	59
Options	19	-	21	-
Embedded derivatives	107	254	106	179
Other	40	4	50	3
	943	917	646	483

(in millions of €, except where otherwise stated and per share amounts)

Foreign currency exchange risk management

As described in Note 32, the Company employs various derivative financial instruments in order to mitigate or eliminate certain foreign-currency exchange risks.

Derivative financial instruments not designated as hedges

The Company manages its risks associated with fluctuations in foreign-currency-denominated receivables, payables, debt, firm commitments and anticipated transactions and to some extent planned transactions primarily through a Company-wide portfolio approach. This approach concentrates the associated Company-wide risks centrally, and various derivative financial instruments, primarily foreign exchange contracts and, to a lesser extent, interest rate and cross-currency interest rate swaps and options, are utilized to minimize such risks. Such a strategy does not qualify for hedge accounting treatment under IAS 39, all such derivative financial instruments are recorded at fair value on the Consolidated Balance Sheets, either as Other current financial assets or *Other current financial liabilities*, and changes in fair values are charged to net income (loss).

The Company also has foreign-currency derivative instruments, which are embedded in certain sale and purchase contracts denominated in a currency other than the functional currency of the significant parties to the contract, principally the U.S.$. Gains or losses relating to such embedded foreign-currency derivatives are reported in *Cost of goods sold and services rendered* in the Consolidated Statements of Income.

Hedging activities

The Company's operating units applied hedge accounting for certain significant anticipated transactions and firm commitments denominated in foreign currencies. Specifically, the Company entered into foreign exchange contracts to reduce the risk of variability of future cash flows resulting from forecasted sales and purchases and firm commitments resulting from its business units entering into long-term contracts (project business) and standard product business which are denominated primarily in U.S.$.

Cash flow hedges – Changes in fair value of forward exchange contracts that were designated as foreign-currency cash flow hedges are recorded in *Other components of equity*. During the years ended September 30, 2007 and 2006, net gains of €1 and €3, respectively, were reclassified from *Other components of equity* into net income (loss) because the occurrence of the related hedged forecasted transaction was no longer probable.

It is expected that €119 of net deferred gains in *Other components of equity* will be reclassified into *Cost of goods sold and services rendered* during the year ended September 30, 2008, when the hedged forecasted foreign-currency denominated sales and purchases occur.

As of September 30, 2007, the maximum length of time over which the Company is hedging its future cash flows associated with foreign-currency forecasted transactions is 184 months.

(in millions of €, except where otherwise stated and per share amounts)

Fair value hedges – As of September 30, 2007 and 2006, the Company hedged firm commitments using forward exchange contracts that were designated as foreign-currency fair value hedges of future sales related primarily to the Company's project business and, to a lesser extent, purchases. As of September 30, 2007 and 2006, the hedging transactions resulted in the recognition of financial assets of €2 and €6, respectively, and financial liabilities of €31 and €7, respectively, for the hedged firm commitments, whose changes in fair value were charged to *Cost of goods sold and services rendered.* Changes in fair value of the derivative contracts were also recorded in *Cost of goods sold and services rendered.*

Interest rate risk management

Interest rate risk arises from the sensitivity of financial assets and liabilities to changes in market rates of interest. The Company seeks to mitigate such risk by entering into interest rate derivative financial instruments such as interest rate swaps (see also Note 32), options and, to a lesser extent, cross-currency interest rate swaps and interest rate futures.

Derivative financial instruments not designated as hedges

The Company uses a portfolio-based approach to manage its interest rate risk associated with certain interest-bearing assets and liabilities, primarily interest-bearing investments and debt obligations. This approach focuses on mismatches in the structure of the interest terms of these assets and liabilities without referring to specific assets or liabilities. Such a strategy does not qualify for hedge accounting treatment under IAS 39, *Financial Instruments: Recognition and Measurement.* Accordingly, all interest rate derivative instruments used in this strategy are recorded at fair value, either as *Other current financial assets* or *Other current financial liabilities*, and changes in the fair values are charged to *Financial income (expense), net.* Net cash receipts and payments relating to interest rate swaps used in offsetting relationships are also recorded in *Financial income (expense), net.*

Fair value hedges of fixed-rate debt obligations

Under the interest rate swap agreements outstanding during the year ended September 30, 2007, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset an impact of future changes in interest rates on the fair value of the underlying fixed-rate debt obligations. The interest rate swap contracts are reflected at fair value in the Company's Consolidated Balance Sheets and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying amount plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the offsetting changes in the adjusted carrying amount of the related portion of fixed-rate debt being hedged, are recognized as adjustments to the line item

(in millions of €, except where otherwise stated and per share amounts)

Financial income (expense), net in the Consolidated Statements of Income. The net effect recognized in *Financial income (expense), net*, representing the ineffective portion of the hedging relationship, amounted to €7 in fiscal 2007. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest expense, which is part of *Financial income (expense), net*.

The Company had interest rate swap contracts to pay variable rates of interest (average rate of 5.2% and 5.0% as of September 30, 2007 and 2006, respectively) and received fixed rates of interest (average rate of 5.7% and 5.7% as of September 30, 2007 and 2006, respectively). The notional amount of indebtedness hedged as of September 30, 2007 and 2006 was €7,326 and €5,752, respectively. This resulted in 82% and 44% of the Company's underlying notes and bonds being subject to variable interest rates as of September 30, 2007 and 2006, respectively. The notional amounts of these contracts mature at varying dates based on the maturity of the underlying hedged items. The net fair value of interest rate swap contracts (excluding accrued interest) used to hedge indebtedness as of September 30, 2007 and 2006 was €20 and €207, respectively.

Fair value hedges of available-for-sale financial assets

During the year ended September 30, 2007, the Company applied fair value hedge accounting for certain fixed-rate available-for-sale financial assets. To offset the impact of future changes in interest rates on the fair value of the underlying fixed-rate available-for-sale financial assets, interest rate swap agreements were entered into. The interest rate swap contracts and the related portion of the available-for-sale financial assets are reflected at fair value in the Company's Consolidated Balance Sheets. Changes in the fair value of interest rate swap contracts and the offsetting changes in fair value of the available-for-sale financial assets being hedged attributable to the interest rate risk being hedged are recognized as adjustments to the line item *Financial income (expense), net* in the Consolidated Statements of Income. The net effect recognized in *Financial income (expense), net*, representing the ineffective portion of the hedging relationship, amounted to €9 in fiscal 2007.

Cash flow hedges of revolving term deposits

During the years ended September 30, 2007 and 2006, the Company applied cash flow hedge accounting for a revolving term deposit. Under the interest rate swap agreements entered into, the Company agrees to pay a variable rate of interest multiplied by a notional principle amount, and to receive in return an amount equal to a specified fixed rate of interest multiplied by the same notional principal amount. These interest rate swap agreements offset the effect of future changes in interest payments of the underlying variable-rate term deposit. The interest rate swap contracts are reflected at fair value and the effective portion of changes in fair value of the interest rate swap contracts that were designated as cash flow hedges are recorded in *Other components of equity*. Net cash receipts and payments relating to such interest rate swap agreements are recorded as interest income, which is part of *Financial income (expense), net*.

32 Financial risk management

Market risks

Market fluctuations may result in significant cash-flow and profit volatility risk for Siemens. Its worldwide operating business as well as its investment and financing activities are affected by changes in foreign exchange rates, interest rates and equity prices. To optimize the allocation of the financial resources across the Groups, as well as to secure an optimal return for its shareholders, Siemens identifies, analyzes and proactively manages the associated financial market risks. The Company seeks to manage and control these risks primarily through its regular operating and financing activities, and uses derivative instruments when deemed appropriate.

Management of financial market risk is a key priority for Siemens' Managing Board. As a member of this Board, the Chief Financial Officer covers the specific responsibility for this part of the overall risk management system. At the highest level, the Managing Board retains ultimate accountability. For practical business purposes, the Managing Board delegates responsibilities to central functions and to the Groups. SFS holds a minor trading portfolio which is subject to tight limits. As of September 30, 2007, it has a value-at-risk close to zero.

Within the various methodologies to analyze and manage risk, Siemens implemented a system based on "sensitivity analysis". This tool enables the risk managers to identify the risk position of the entities. Sensitivity analysis provides an approximate quantification of the exposure in the event that certain specified parameters were to be met under a specific set of assumptions. The risk estimates provided here assume:

- a 20% decrease in equity prices of all investments traded in an active market, which are classified as current available-for-sale financial assets;
- a simultaneous, parallel foreign exchange rates shift in which the Euro appreciates against all currencies by 10%;
- a parallel shift of 100-basis points of the interest rate yield curves in all currencies.

The potential economic impact, due to these assumptions, is based on the occurrence of adverse market conditions and reflects estimated changes resulting from the sensitivity analysis. Actual results that are included in the Consolidated Statements of Income may differ substantially from these estimates due to actual developments in the global financial market.

Any market sensitive instruments, including equity and interest bearing investments that our Company's pension plans hold are not included in the following quantitative and qualitative disclosure. For additional information see Note 23.

(in millions of €, except where otherwise stated and per share amounts)

Equity price risk

Siemens' investment portfolio consists of direct and indirect investments in publicly traded companies held for purposes other than trading. These participations result from strategic partnerships, spin-offs, IPOs of strategic venture capital investments or compensation from M&A transactions.

The equity investments are monitored based on their current market value, affected by the fluctuations in the volatile stock markets worldwide. The market value of Siemens' portfolio as of September 30, 2007 was €197, a reduction of €19 compared to September 30, 2006.

An adverse move in equity prices of 20% as of September 30, 2007 would reduce the value of Siemens' equity investments by €39 compared to €43 the year before, meaning that the equity price risk has slighty decreased year-over-year.

Foreign currency exchange rate risk

Transaction risk and currency management

Siemens' international operations expose the Company to foreign-currency exchange risks in the ordinary course of business. The Company employs various strategies discussed below involving the use of derivative financial instruments to mitigate or eliminate certain of those exposures.

Foreign exchange rate fluctuations may create unwanted and unpredictable earnings and cash flow volatility. Each Siemens unit conducting business with international counterparties that leads to future cash flows denominated in a currency other than its functional currency is exposed to the risk from changes in foreign exchange rates. The risk is mitigated by closing all types of business transactions (sales and procurement of products and services as well as investment and financing activities) mainly in the functional currency. In addition, the foreign currency exposure is partly balanced by purchasing of goods, commodities and services in the respective currencies as well as production activities and other contributions along the value chain in the local markets.

Operating units are prohibited from borrowing or investing in foreign currencies on a speculative basis. Intercompany financing or investments of operating units are preferably done in their functional currency or on a hedged basis.

Siemens has established a foreign exchange risk management system that has an established track record for years. Each Siemens unit is responsible for recording, assessing, monitoring, reporting and hedging its foreign currency transaction exposure. The Group-wide binding guideline developed by the Corporate Finance department, provides the concept for the identification and determination of the single net currency position and commits the units to hedge it in a narrow band: at least 75% but no more than 100% of their net foreign currency exposure.

In addition, the Corporate Finance department provides a framework of the organizational structure necessary for foreign currency exchange management, proposes hedging strategies and defines the hedging instruments available to the entities: forward contracts, currency put and call options and stop-loss orders. The execution of the hedging transactions in the global financial markets is done by SFS as an exclusive service provider for all Siemens entities on behalf of Corporate Treasury. SFS executes hedging instruments used for hedge accounting relationships individually with external counterparts. For other hedging purposes Siemens has a Company-wide portfolio approach which generates a benefit from any potential off-set of divergent cash flows in the same currency, as well as optimized transaction costs. For additional information relating to the effect of this Company-wide portfolio approach on the Consolidated Financial Statements, as well as for a discussion of hedging activities employed to mitigate or eliminate foreign currency exchange risks, please refer to Note 31.

The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure of the Operations, Financing and Real Estate Groups and Corporate Treasury. The values and risks are the unhedged positions multiplied by an assumed 10% appreciation of the Euro against all other currencies. As of September 30, 2007, a parallel 10% negative shift of all foreign currencies would have resulted in a decline of €47 in future cash flows compared to a decline of €38 the year before. Such decline in Euro values of future cash flows might reduce the unhedged portion of revenues but would also decrease the unhedged portion of cost of materials. Since the Company's foreign currency inflows exceed the outflows, an appreciation of the Euro against foreign currencies would have a negative financial impact to the extent that future sales are not already hedged. Future changes in the foreign exchange rates can impact sales prices and may lead to margin changes, the extent of which is determined by the matching of foreign currency revenues and expenses.

Siemens defines foreign currency exposure generally as balance sheet items in addition to firm commitments which are denominated in foreign currencies, as well as foreign currency denominated cash inflows and cash outflows from anticipated transactions for the following three months. This foreign currency exposure is determined based on the respective functional currencies of the exposed Siemens' entities.

(in millions of €, except where otherwise stated and per share amounts)

The tables below show the net foreign exchange transaction exposure by major currencies as of September 30, 2007 and 2006. In some currencies Siemens has both substantial sales and costs, which have been off-set in the table:

	September 30, 2007*			
	USD	GBP	Other	Total
Gross balance sheet exposure	223	321	208	752
Thereof: Financial assets	*7,858*	*3,642*	*4,769*	*16,269*
Thereof: Financial liabilities	*(7,635)*	*(3,321)*	*(4,561)*	*(15,517)*
Gross exposure from firm commitments and anticipated transactions	3,730	392	1,193	5,315
Foreign exchange transaction exposure	3,952	713	1,398	6,063
Economically hedged exposure	(3,893)	(567)	(1,132)	(5,592)
Change in future cash flows after hedging activities resulting from a 10% appreciation of the Euro	(6)	(15)	(27)	(47)

	September 30, 2006*			
	USD	GBP	Other	Total
Gross balance sheet exposure	2,210	332	553	3,095
Thereof: Financial assets	*13,778*	*3,483*	*5,522*	*22,783*
Thereof: Financial liabilities	*(11,568)*	*(3,151)*	*(4,969)*	*(19,688)*
Gross exposure from firm commitments and anticipated transactions	5,344	(65)	279	5,558
Foreign exchange transaction exposure	7,554	267	832	8,653
Economically hedged exposure	(7,291)	(409)	(576)	(8,276)
Change in future cash flows after hedging activities resulting from a 10% appreciation of the Euro	(26)	14	(26)	(38)

* Including SV.

Effects of currency translation

Many Siemens subsidiaries are located outside the Euro zone. Since the financial reporting currency of Siemens is the Euro, the financial statements of these subsidiaries are translated into euros so that the financial results can be included in the Consolidated Financial Statements of Siemens. To consider the effects of foreign exchange translation risk within risk management, the assumption is that investments in foreign-based operations are permanent and that reinvestment is continuous. Whenever a divestment of a particular asset or entity is made, the value of this transaction risk is included in the sensitivity analyses. Effects from currency fluctuations on the translation of net asset amounts into Euro are reflected in the Company's consolidated equity position.

(in millions of €, except where otherwise stated and per share amounts)

Interest rate risk

Siemens' interest rate risk exposure is mainly related to debt obligations like bonds, loans, commercial paper programs and interest-bearing deposits and investments. Siemens seeks to limit this risk through the use of derivative instruments which allow it to hedge fair value changes by swapping fixed rates of interest into variable rates of interest (for additional information see Note 31).

To optimize the Company's position with regard to interest income and interest expenses and to minimize the overall financial interest rate risk, Corporate Treasury performs corporate interest rate risk management together with SFS as operating service provider. Part of the interest rate risk management concept is a Corporate-wide interest rate overlay management to match interest periods of hedges with intended maturities of assets and liabilities. Where it is not contrary to country-specific regulations, all Groups and affiliated companies generally obtain any required financing through Corporate Treasury in the form of loans or intercompany clearing accounts. The same concept is adopted for deposits of cash generated by the units.

Interest rate risk is measured by using either fair value sensitivity or cash flow sensitivity depending on whether the instrument has a fixed or variable interest rate. The total fair value sensitivity as well as the total cash flow sensitivity is generated by aggregating the sensitivities of the various exposures denominated in different currencies. Depending on whether Siemens has a long or short interest rate position, interest rate risk can arise on increasing or decreasing market moves in the relevant yield curve.

The fair value sensitivity calculation for fixed interest rate instruments shows the change in fair value, defined as present value, caused by a hypothetical 100-basis point shift in the yield curve. The first step in this calculation is to use the yield curve to discount the gross cash flows, meaning the present value of future interest and principal payments of financial instruments with fixed interest rates. A second calculation discounts the gross cash flows using a 100-basis point shift of the yield curve. In all cases, Siemens uses the generally accepted and published yield curves on the relevant balance sheet date. The fair value interest rate risk results primarily from long-term fixed rate debt obligations and interest-bearing investments. Assuming a 100-basis point increase in interest rates, this risk was €40 as of September 30, 2007, increasing from the comparable value of €24 as of September 30, 2006, assuming a 100-basis point decrease.

For variable-rate instruments, the interest rate risk is monitored by using the cash flow sensitivity also assuming a 100-basis point shift of the yield curves. Such risk mainly results from hedges of fixed-rate debt obligations that swap fixed-rates of interest into variable-rates of interest. This exposure leads to a cash flow interest rate risk of €72 as of September 30, 2007, compared to €32 as of September 30, 2006, assuming a 100-basis point increase in interest rates.

Liquidity risk

Liquidity risk results from the Company's potential inability to meet its financial liabilities, e.g. settlement of its financial debt, paying its suppliers and settling finance lease obligations. Beyond effective net working capital and cash management, Siemens mitigates liquidity risk by arranged borrowing facilities with highly rated financial institutions, via a medium-term note program and via its global multi-currency commercial paper program. For further information on sources of liquidity see Note 22.

In addition to the above mentioned sources of liquidity, Siemens constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting repayment risks.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities, including derivative financial instruments with a negative market value as of September 30, 2007. For derivative financial instruments the market value is presented, whereas for the other obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash outflows for financial liabilities without fixed amount or timing, including interest, are based on the conditions existing at September 30, 2007.

(€ in millions)	2008	2009	2010 to 2012	2013 and thereafter
Non-derivative financial liabilities				
Notes and bonds	1,161	992	4,068	6,707
Loans from banks	591	86	176	829
Other financial indebtedness	4,445	76	161	126
Obligations under finance leases	64	63	109	119
Trade payables	8,418	27	14	6
Other financial liabilities	1,405	86	22	93
Derivative financial liabilities	294	38	78	243

The risk implied from the values shown in the table above, reflects the one-sided scenario of cash outflows only. Leasing obligations, trade payables and other financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital – e.g. inventories and trade receivables. These assets are considered in the Company's overall liquidity risk. To monitor existing financial assets and liabilities as well as to enable an effective controlling of future risks, Siemens has established a comprehensive risk reporting covering its worldwide business units.

The balanced view of liquidity and financial indebtedness is stated in the calculation of the net liquidity amount and is used for internal corporate finance management as well as external communication with investors, analysts and rating agencies. It results from the total amount of cash and cash equivalents as well as current available-for-sale financial assets, less the amount of commercial paper, medium-term notes, bonds, loans from banks and obligations under finance leases as stated on the balance sheet.

	September 30,	
(€ in millions)	2007	2006
Cash and cash equivalents	4,005	10,214
Current available-for-sale financial assets	193	596
Total liquidity	**4,198**	**10,810**
Short-term debt and current maturities of long-term debt	5,637	2,175
Long-term debt	9,860	13,122
Total debt	**15,497**	**15,297**
Net liquidity	**(11,299)**	**(4,487)**

The Company's capital resources are comprised of cash and cash equivalents, current available-for-sale financial assets and cash flow from operating activities. In contrast, capital requirements include scheduled debt service, regular capital spending and ongoing cash requirements from operating activities.

Credit risk

The Company is exposed to credit risk in connection with its significant project business in the fields of public infrastructure and transport, healthcare, utilities and IT where direct or indirect financing in various forms may be provided to customers. In limited cases, the Company may also take an equity interest as part of the project financing.

The Company is also exposed to credit risk via its leasing activities, primarily related to medical engineering, data processing equipment and industrial and consumer products of third party manufacturers. Siemens' credit risk regarding such activities presents additional risks as the volume of such transactions is higher, customers tend to be smaller for which transparent credit histories are often not available.

Credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time, if the value of property that serves as collateral declines, or if the projects Siemens has invested in are not successful. The effective monitoring and controlling of credit risk is a core competency of our risk management system. Corporate Treasury has implemented a group-wide binding credit policy. Hence, credit evaluations and ratings are performed on all customers with an exposure or requiring credit beyond a centrally defined limit.

(in millions of €, except where otherwise stated and per share amounts)

Customer ratings, analyzed and defined by a designated SFS department, and individual customer limits are based on generally accepted rating methodologies, the input from external rating agencies and Siemens default experiences. Such ratings are processed by internal risk assessment specialists. Ratings and credit limits are carefully considered in determining the conditions under which direct or indirect financing will be offered to customers by the operating units.

Credit risk is recorded and monitored on an ongoing basis applying different approaches dependent on the underlying product. Central systems are used for leasing business, factoring, monitoring of operating counterparty risk, real-time monitoring of treasury counterparty risk, as are a number of decentralized tools for management of individual credit risks within the operating units. A central IT application processes data from the operating units together with rating and default information and calculates an estimate which may be used as a basis for individual bad debt provisions. Apart from this automated process, individual management judgment is applied, in particular to incorporate the latest developments and qualitative information.

To mitigate credit risk, Corporate Treasury has developed a guideline under which operating units may sell portions of their receivable portfolio on a non-recourse basis, either directly to SFS or to external parties. Receivable sales to external parties are generally only performed for customers with a credit rating below investment grade or for long-term projects with a financing component. Beginning in fiscal 2008, Siemens will change its receivable management guidelines.

SFS uses credit default swaps, classified as derivatives, to protect from credit risks stemming from its receivables purchase business. In respect of financial assets that are not protected through the use of credit default swaps the maximum exposure to credit risk, without taking account of any collateral, is represented by their carrying amount. Credit risks arising from credit guarantees are described in Note 28. After consideration of credit default swap derivatives there were no significant concentrations of credit risk as of September 30, 2007.

Concerning trade receivables and other receivables, as well as other loans or receivables included in *Other financial assets* that are neither impaired nor past due, there were no indications as of September 30, 2007, that defaults in payment obligations will occur. For further information regarding the concept for the determination of allowances on receivables see Note 3.

33 Share-based payment

Share-based payment plans at Siemens are designed as equity-settled plans as well as cash-settled plans. Total expense for share-based payment recognized in net income for continuing and discontinued operations amounted to €92 and €56 for the years ended September 30, 2007 and 2006, respectively, and refers primarily to equity-settled awards, including the Company's employee share purchase program. The total income tax benefit recognized in the Consolidated Statements of Income for share-based payment was €58 and €35 in fiscal 2007 and 2006, respectively.

(in millions of €, except where otherwise stated and per share amounts)

I. Equity-settled awards
Cash received from stock option exercises and from the Company's employee share purchase program for the three years ended September 30, 2007 and 2006 amounts to €903 and €313, respectively.

Stock Option Plans

Description of plans – 1999 Siemens Stock Option Plan
As part of a stock option plan for members of the Managing Board, key executives and other eligible employees, the Company's shareholders authorized the Managing Board on February 18, 1999 to distribute non-transferable options exercisable for up to an aggregate of 10 million common shares. The authority to distribute options under this plan would have originally expired on February 18, 2004. With the ratification by Siemens shareholders of the 2001 Siemens Stock Option Plan (for further details see below), the 1999 Siemens Stock Option Plan (the 1999 Plan) has been replaced and no further options under this plan have been granted.

Under the 1999 Plan, the exercise price is equal to the average market price of Siemens' stock during the five days preceding the date the options were granted. The options are exercisable within the five years following a holding period of two years if Siemens AG stock price outperforms the Dow Jones Stoxx-Index by at least two percentage points on five consecutive days. This percentage applies to the first year of the five-year option exercise period, and increases by 0.5 percentage points in each subsequent year.

The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash is equal to the difference between the exercise price and the average market price of the Company's stock on the five trading days preceding the exercise of the stock options.

Description of plans – 2001 Siemens Stock Option Plan
At the Annual Shareholders' Meeting on February 22, 2001, shareholders authorized Siemens AG to establish the 2001 Siemens Stock Option Plan, making available up to 55 million options. Compared to the 1999 Plan, the number of eligible recipients is significantly larger. The option grants are subject to a two-year vesting period, after which they may be exercised for a period of up to three years. The exercise price is equal to 120% of the reference price, which corresponds to the average opening market price of Siemens AG during the five trading days preceding the date of the stock option grant. However, an option may only be exercised if the trading price of the Company's shares reaches a performance target which is equal to the exercise price at least once during the life of the option. The terms of the plan allow the Company, at its discretion upon exercise of the option, to offer optionees settlement of the options in either newly issued shares of common stock of Siemens AG from the Conditional Capital reserved for this purpose, treasury

(in millions of €, except where otherwise stated and per share amounts)

stock or cash. The alternatives offered to optionees are determined by the Managing Board in each case as approved by the Supervisory Board. Compensation in cash shall be equal to the difference between the exercise price and the opening market price of the Company's stock on the day of exercising the stock options. The amount of shares authorized to be issued to accommodate stock option exercises is 52,317 thousand as of September 30, 2007. The Company is also authorized to repurchase up to 10% of the €2,675 common stock outstanding on the date of the Annual Shareholders' Meeting on January 25, 2007 until July 24, 2008.

The issuance of stock options to members of the Managing Board on or after October 1, 2003, has been subject to the proviso that the Supervisory Board may restrict the stock option exercise in the event of extraordinary, unforeseen changes in the market price of the Siemens share. Those restrictions may reduce the number of options exercisable by each Board Member, provide for an exercise in cash for a constricted amount only, or suspend the exercise of the option until the extraordinary effects on the share price have ceased. The fair value of the options has not been adjusted for effects resulting from such restrictions. Reasonable estimates cannot be made until it is probable that such adverse events will occur. Since it is not possible to reliably estimate the fair value of those options at the grant date, compensation costs are determined based on the current intrinsic value of the option until the date at which the number of shares to which a Board member is entitled to and the exercise price are determinable. Upon that date, fair value will be determined in accordance with the fair value recognition provisions of IFRS 2, *Share-Based Payment*, based on an appropriate fair value option pricing model.

The Supervisory as well as the Managing Board decided not to grant any stock options in fiscal 2007. Since the authority to distribute options under the 2001 Siemens Stock Option Plan expired on December 13, 2006, no further options will be granted under this plan.

In November 2005, the Supervisory Board and Managing Board granted options to 597 key executives for 3,023,830 shares with an exercise price of €74.59 of which options for 315,495 shares were granted to the Managing Board.

Details on option exercise activity and weighted average exercise prices for the years ended September 30, 2007 and 2006 are as follows:

	Year ended September 30, 2007				Year ended September 30, 2006	
	Options	Weighted average exercise price	Weighted average Remaining Contractual Term (years)	Aggregate Intrinsic value in millions of €	Options	Weighted average exercise price
Outstanding, beginning of period	26,729,148	€74.67			28,611,556	€71.93
Granted	-	-			3,023,830	€74.59
Options exercised	(11,480,500)	€70.03			(4,215,508)	€55.71
Options forfeited/expired	(6,642,376)	€85.98			(690,730)	€76.57
Outstanding, end of period	**8,606,272**	**€72.13**	**1.8**	**209**	**26,729,148**	**€74.67**
Exercisable, end of period	5,754,342	€70.90	1.2	147	20,978,443	€74.96

The total grant-date fair value of options vested during the years ended September 30, 2007 and 2006 was €11 and €76, respectively.

The following table summarizes information on stock options outstanding and exercisable at September 30, 2007:

	Options outstanding				Options exercisable			
Exercise prices	Number of Options outstanding	Weighted average remaining life (years)	Weighted average exercise price per share	Aggregate Intrinsic Value as of September 30, 2007	Number of Options exercisable	Weighted average remaining life (years)	Weighted average exercise price per share	Aggregate Intrinsic Value as of September 30, 2007
€53.70	858,618	0.2	€53.70	37	858,618	0.2	€53.70	37
€72.54	1,313,805	2.2	€72.54	31	1,313,805	2.2	€72.54	31
€73.25	3,256,759	1.2	€73.25	76	3,256,759	1.2	€73.25	76
€74.59	2,851,930	3.2	€74.59	62	-	3.2	€74.59	-
€86.23	325,160	0.2	€86.23	3	325,160	0.2	€86.23	3

(in millions of €, except where otherwise stated and per share amounts)

Fair value information

The Company's determination of the fair value of grants is based on an option pricing model which was developed for use in estimating the fair values of options that have no vesting restrictions. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Assumptions made in estimating the fair value of grants made during the year ended September 30, 2006 are as follows:

	Assumptions at grant date 2006
Risk-free interest rate	2.99%
Expected dividend yield	2.41%
Expected volatility	18.30%
Expected option life	3.5 yrs.
Estimated weighted average fair value per option	€4.06
Fair value of total options granted during fiscal year	€11

Stock awards

In the first quarter of fiscal 2005, the Company introduced stock awards and phantom stock as another means for providing share-based compensation to members of the Managing Board and other eligible employees. Stock awards are subject to a four year vesting period. Upon expiration of the vesting period, the recipient receives Siemens shares without payment of consideration. Stock awards are forfeited if the grantee's employment with the Company terminates prior to the expiration of the vesting period. During the vesting period, grantees are not entitled to dividends. Stock awards may not be transferred, sold, pledged or otherwise encumbered. Stock awards may be settled in newly issued shares of common stock of Siemens AG, treasury stock or in cash. The settlement method will be determined by the Managing Board and the Supervisory Board.

Each fiscal year, the Company decides whether or not to grant Siemens stock awards. Siemens stock awards may be granted only once a year within thirty days following the date of publication of the business results for the previous fiscal year. The Supervisory Board decides annually after the end of each fiscal year how many stock awards to grant to the Managing Board and the Managing Board decides annually how many stock awards to grant to members of the top management of domestic and foreign subsidiaries and eligible employees.

(in millions of €, except where otherwise stated and per share amounts)

In fiscal 2007, the Company granted 1,232,893 stock awards to 5,162 employees and members of the Managing Board, of which 37,302 awards were granted to the Managing Board. In fiscal 2006, the Company granted 1,076,860 stock awards to 5,198 employees and members of the Managing Board, of which 25,221 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value are summarized in the table below:

	Year ended September 30,			
	2007		2006	
	Awards	Weighted average Grant-Date Fair Value	Awards	Weighted average Grant-Date Fair Value
Nonvested, beginning of period	2,154,871	€56.44	1,136,048	€55.63
Granted	1,232,893	€67.70	1,076,860	€57.28
Vested	–	–	–	–
Forfeited	(116,854)	€59.38	(58,037)	€56.17
Nonvested, end of period	**3,270,910**	**€60.58**	**2,154,871**	**€56.44**

Fair value was determined as the market price of Siemens shares less the present value of dividends expected during the 4 year vesting period which resulted in a fair value of €67.70 and €57.28, respectively, per stock award granted in fiscal 2007 and 2006. Total fair value of stock awards granted in fiscal 2007 and 2006 amounted to €83 and €62, respectively.

As of September 30, 2007, unrecognized compensation costs related to stock awards amounted to €99, which is expected to be recognized over a weighted average vesting period of 2.5 years.

Employee share purchase program

Under an employee share purchase program with compensation character, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of each fiscal year, employees may order the shares, which are usually issued in the second quarter of the fiscal year. The employee share purchase program is measured at fair value. During the years ended September 30, 2007 and 2006 the Company incurred compensation expense (before income taxes) of €27 and €38, respectively, related to the sale of repurchased shares to employees, based on a preferential employee share price of €51.20 and €46.12, respectively, and a grant-date fair value of €20.79 and €21.19, respectively, per share. For information on corresponding Siemens share repurchases, see Note 26.

(in millions of €, except where otherwise stated and per share amounts)

II. Cash-settled awards

Stock appreciation rights (SAR's)
Where local regulations restrict the grant of stock options in certain jurisdictions, the Company grants SAR's to employees under the same conditions as the 2001 Siemens Stock Option Plan except that SAR's are exercisable in cash only.

Details on SAR's activity and weighted average exercise prices are summarized in the table below:

	Year ended September 30,			
	2007		2006	
	SAR's	Weighted average exercise price	SAR's	Weighted average exercise price
Outstanding, beginning of period	349,900	€73.47	267,720	€73.05
Granted	-	-	97,270	€74.59
SAR's exercised	(106,280)	€73.06	(2,300)	€73.25
SAR's forfeited	(45,340)	€73.72	(12,790)	€73.20
Outstanding, end of period	**198,280***	**€73.63**	**349,900**	**€73.47**
Exercisable, end of period	123,335	€73.05	181,950	€73.25

* Thereof 35,485 SAR's with a €72.54 exercise price and a weighted average remaining life of 2.2 years, 87,850 SAR's with a €73.25 exercise price and a weighted average remaining life of 1.2 years and 74,945 SARs with a €74.59 exercise price and a weighted average remaining life of 3.2 years.

In fiscal 2007, the expected volatility is based on historical volatility of Siemens shares, implied volatility for traded Siemens options with similar terms and features, and certain other factors. The expected term is derived by applying the simplified method and is determined as the average of the vesting term and the contractual term. The risk-free interest rate is based on applicable governmental bonds. Changes in subjective assumptions can materially affect the fair value of the SAR's.

Phantom stock
Where local regulations restrict the grants of stock awards in certain jurisdictions, the Company grants phantom stock to employees under the same conditions as the Siemens stock awards, except that grantees receive the share prices' equivalent value in cash only at the end of the four year vesting period. In fiscal 2006, 33,153 phantom stock rights were granted and 805 phantom stock rights forfeited, resulting in a balance of 60,585 phantom stock rights as of September 30, 2006. In fiscal 2007, 36,962 phantom stock rights were granted and 9,087 phantom stock rights forfeited, resulting in a balance of 88,460 phantom stock rights as of September 30, 2007. None of the phantom stock rights were vested as of September 30, 2007.

34 Personnel costs

	Year ended September 30, 2007	2006
Wages and salaries	18,631	18,719
Statutory social welfare contributions and expenses for optional support payments	3,076	3,064
Expenses relating to pension plans and employee benefits	818	1,007
	22,525	**22,790**

Expenses relating to pension plans and employee benefits includes service cost for the period. Expected return on plan assets and interest cost are included in *Financial income (expense), net.*

The average number of employees in fiscal year 2007 and 2006 was 386,200 and 368,500, respectively (based on continuing operations). Part-time employees are included on a proportionate basis rather than being counted as full units. The employees were engaged in the following activities:

(in thousands)	Year ended September 30, 2007	2006
Manufacturing and services	237.2	221.8
Sales and marketing	84.2	85.0
Research and development	30.9	26.4
Administration and general services	33.9	35.3
	386.2	**368.5**

35 Earnings per share

(shares in thousands)	Year ended September 30, 2007	2006
Income from continuing operations	3,909	2,642
Less: Portion attributable to minority interest	(199)	(167)
Income from continuing operations attributable to shareholders of Siemens AG	3,710	2,475
Plus: Effect of assumed conversion, net of tax	26	-
Income from continuing operations attributable to shareholders of Siemens AG plus effect of assumed conversion	3,736	2,475
Weighted average shares outstanding – basic	898,135	890,850
Effect of dilutive convertible debt securities and share-based payment	37,035	2,292
Weighted average shares outstanding – diluted	935,170	893,142
Basic earnings per share (from continuing operations)	4.13	2.78
Diluted earnings per share (from continuing operations)	3.99	2.77

For additional information on the convertible debt see also Notes 22 and 26.

(in millions of €, except where otherwise stated and per share amounts)

36 Segment information

As of September 30, 2007, the Company has twelve reportable segments referred to as Groups reported among the components used in Siemens' financial statement presentation as described in Note 1. The Groups are organized based on the nature of products and services provided.

Within the **Operations** component, Siemens has nine Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens' origins in the electrical business. Also included in **Operations** is SEI (see discussion below), as well as operating activities not associated with a Group, the latter of which are reported under *Other Operations*, as well as other reconciling items discussed in *Reconciliation to financial statements* below.

In fiscal 2006, Siemens announced portfolio changes that resulted in dissolving Com as a Group and reportable segment. As discussed in Note 4, the primary business components of the former operating segment Com were either already disposed of (carrier networks and MD) or still held for disposal (enterprise networks) as of September 30, 2007. Beginning October 1, 2006, A&D assumed responsibility for Com's Wireless Modules business. Except for Wireless Modules and other businesses including the former division Siemens Home and Office Communication Devices that was reclassified from Com to *Other Operations* in the third quarter of fiscal 2006, the historical results of the former operating segment Com are presented as discontinued operations. Current and prior-year segment disclosures exclude the applicable information included in the Company's financial statement presentation.

Due to the increased importance of the Company's strategic investments accounted for under the equity method, in particular the creation of NSN (see Note 4 for further information), Siemens has created a new reportable segment Strategic Equity Investments (SEI) beginning in fiscal 2007. SEI represents an operating segment, having its own management that reports the results of the segment to the Managing Board. In addition to the investments in Fujitsu Siemens Computers (Holding) BV (FSC) and BSH Bosch und Siemens Hausgeräte GmbH (BSH), the Siemens investment in NSN is also reported in SEI beginning in the third quarter of fiscal 2007. The investments in FSC and BSH were included within Other Operations until September 30, 2006. Prior-year information was reclassified for comparability purposes for these two investments. In fiscal 2007, SEI results of €(161) includes €(429) related to the investment in NSN.

A new Group called Siemens IT Solutions and Services (SIS) was created effective April 1, 2007. SIS consists primarily of the activities of the former segment SBS that were bundled with other information technology activities. Prior-year information was reclassified for comparability purposes.

In fiscal 2007, Siemens also signed an agreement to sell its entire SV activities to Continental AG (see Note 4 for further information). The historical results of the SV business are reported as discontinued operations. Beginning in the fourth quarter of fiscal 2007, SV ceased to represent a reportable segment. Current and prior-year segment disclosures therefore exclude the applicable information included in the Company's financial statement presentation.

The **Financing and Real Estate** component includes the Groups SFS and SRE. The **Eliminations, reclassifications and Corporate Treasury** component separately reports the consolidation of transactions among **Operations** and **Financing and Real Estate**, as well as certain reclassifications and the activities of the Company's Corporate Treasury.

The accounting policies of these components, as well as the Groups included, are generally the same as those used for **Siemens** and are described in Note 2, Summary of significant accounting policies. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.

New orders are determined principally as the estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent.

Operations

The Managing Board is responsible for assessing the performance of the **Operations** Groups. The Company's profitability measure for its **Operations** Groups is earnings before financing interest, certain pension costs, and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups' performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues. The major categories of items excluded from Group profit are presented below.

Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.

Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts related to the service cost of pension plans, while all other pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item *Corporate items, pensions and eliminations*.

Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the **Operations** Groups.

The effect of certain litigation and compliance issues is also not included in Group profit when the Company concludes that such items are not indicative of the Groups' performance since the results of operations of the Groups may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one Group or have a corporate or central character.

(in millions of €, except where otherwise stated and per share amounts)

The Managing Board also determined net capital employed as additional information to assess the capital intensity of the **Operations** Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intragroup financing receivables and intragroup investments and tax related assets, as the corresponding positions are excluded from Group profit (asset-based adjustments). The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions (liability-based adjustments) to derive net capital employed. The reconciliation of total assets to net capital employed is presented below.

Other Operations primarily refers to operating activities not associated with a Group, as well as to assets recently acquired as part of acquisitions for which the allocation to the Groups are not yet finalized but excluding the investment in Infineon, which was included in Corporate items prior to its sale (see Note 10 for further information). The Dematic business was included in *Other Operations* before a significant portion of it was sold (see Note 4 for further information).

Reconciliation to financial statements

Reconciliation to financial statements includes items which are excluded from the definition of Group profit as well as costs of corporate headquarters.

Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities, as well as corporate projects and non-operating investments. *Pensions* includes the Company's pension related income (expenses) not allocated to the Groups. *Eliminations* represents the consolidation of transactions within the **Operations** component.

In fiscal 2007, *Corporate items, pensions and eliminations* in the column Group profit includes €(1,728) related to corporate items, as well as €70 and €(14) related to pensions and eliminations, respectively. Included in €(1,728) above is a €(440) total impact related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 (see Notes 6 and 29 for further information). In addition, €(1,728) also includes €(152) for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Notes 6 and 29 for additional information), as well as €(106) impairment related to Siemens' regional sales organization in Germany. In fiscal 2006, *Corporate items, pensions and eliminations* in the column Group profit includes €(553) related to corporate items, as well as €26 and €– related to pensions and eliminations, respectively. In fiscal 2006, *Corporate items* includes pre-tax gains of €33 and €15, respectively, from the sale of the Company's remaining interest in Infineon and Epcos (see Note 10).

Other interest expense of **Operations** relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.

(in millions of €, except where otherwise stated and per share amounts)

The following table reconciles total assets of the **Operations** component to net capital employed of the **Operations** Groups as disclosed in *Segment Information* according to the above definition:

	September 30, 2007	2006
Total assets of **Operations**	87,658	80,019
Asset-based adjustments:		
Intragroup financing receivables and investments	(10,834)	(16,028)
Tax-related assets	(2,845)	(3,786)
Liability-based adjustments:		
Pension plans and similar commitments	(2,779)	(5,081)
Liabilities	(38,398)	(37,133)
Assets classified as held for disposal and associated liabilities	(7,576)	(1,993)
Other adjustments	–	(3,575)
Total adjustments (line item *Other assets related and miscellaneous reconciling items* within the Segment Information table)	(62,432)	(67,596)
Net capital employed of Corporate items, pensions and eliminations	3,536	6,392
Net capital employed of Operations Groups	**28,762**	**18,815**

Beginning in the third quarter of fiscal 2007, *Segment Information* discloses Free cash flow and Additions to property, plant and equipment and intangibles. These replace Net cash from operating and investing activities and Capital spending, which were reported until March 31, 2007. Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. At the same time, beginning in the third quarter of fiscal 2007, Amortization, depreciation and impairments presented in *Segment information* includes amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment.

The following table reconciles Free cash flow of the **Operations, Financing and Real Estate** and **Eliminations, reclassifications and Corporate Treasury** components as disclosed in *Segment Information* to the corresponding consolidated amount for the Company and to net cash provided by operating activities as presented in the Siemens Consolidated Statements of Cash Flow. In addition, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments of the **Operations, Financing and Real Estate** and **Eliminations, reclassifications and Corporate Treasury** components as disclosed in *Segment Information* are reconciled to Siemens Consolidated Statements of Cash Flow.

(in millions of €, except where otherwise stated and per share amounts)

	Free cash flow (I)		Additions to intangible assets and property, plant and equipment (II)		Net cash provided by operating activities (I) + (II)		Amortization, depreciation and impairments	
	Year ended September 30,		Year ended September 30,		Year ended September 30,		Year ended September 30,	
	2007	2006	2007	2006	2007	2006	2007	2006
Operations								
Continuing, according to *Segment information*	4,094	990	2,313	2,415	6,407	3,405	2,187	1,882
Impairment*							133	79
Discontinued operations	(3,178)	(213)	684	869	(2,494)	656	968	715
Total (1) (Consolidated Statements of Cash Flow)	**916**	**777**	**2,997**	**3,284**	**3,913**	**4,061**	**3,288**	**2,676**
Financing and Real Estate								
Continuing, according to *Segment information*	331	269	754	768	1,085	1,037	438	432
Impairment*							25	10
Discontinued operations	–	–	–	–	–	–	–	–
Total (2) (Consolidated Statements of Cash Flow)	**331**	**269**	**754**	**768**	**1,085**	**1,037**	**463**	**442**
Eliminations, reclassifications and Corporate Treasury								
Continuing, according to *Segment information*	2,330	561	–	–	2,330	561	–	–
Discontinued operations	–	–	–	–	–	–	–	–
Total (3) (Consolidated Statements of Cash Flow)	**2,330**	**561**	–	–	**2,330**	**561**	–	–
Siemens – Total (1) + (2) + (3)								
Continuing, according to *Segment information*	6,755	1,820	3,067	3,183	9,822	5,003	2,625	2,314
Impairment*							158	89
Discontinued operations	(3,178)	(213)	684	869	(2,494)	656	968	715
Siemens Consolidated Statements of Cash Flow (excluding Free cash flow)	**3,577**	**1,607**	**3,751**	**4,052**	**7,328**	**5,659**	**3,751**	**3,118**

* Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for using the equity method – continuing operations.

Financing and Real Estate

The Company's performance measurement for its **Financing and Real Estate** Groups is *Income before income taxes*. In contrast to the performance measurement used for the **Operations** Groups, interest income and expense is an important source of revenue and expense for **Financing and Real Estate**.

For the years ended September 30, 2007 and 2006, *Income before income taxes* at SFS includes interest revenue of €553 and €557, respectively, and interest expense of €359 and €331, respectively. In addition, *Income before income taxes* includes earnings from equity investees for the years ended September 30, 2007 and 2006 of €59 and €57, respectively.

For the years ended September 30, 2007 and 2006, *Income before income taxes* at SRE includes interest revenue of €31 and €49, respectively, and interest expense of €117 and €138, respectively.

Eliminations, reclassifications and Corporate Treasury
Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.

Description of business segments
The **Operations** Groups are comprised of the following businesses:

Siemens IT Solutions and Services (SIS) – SIS provides information and communications services to customers primarily in the manufacturing industry, telecommunications and media, the public sector, service industries, the healthcare sector, the transportation and airports sector and utilities. SIS designs, builds and operates both discrete and large-scale information and communications-systems.

Automation and Drives (A&D) – A&D produces and installs manufacturing automation systems, motion control and drive systems, low voltage controllers and installation systems, process automation systems and instrument products, and electronic assembly systems and provides related solutions and services.

Industrial Solutions and Services (I&S) – I&S is a solution provider for Infrastructure and Industry with own standard products worldwide. I&S aims to optimize the production and operational processes of customers in the sectors water, metals, traffic control, airport logistics, postal automation, marine solutions, oil and gas, paper, cement and opencast mining.

Siemens Building Technologies (SBT) – SBT provides products, systems and services for monitoring and regulating the temperature and ventilation, fire safety, security and energy efficiency of commercial and industrial property, as well as special applications for airports, tunnels, harbors or stadiums.

Power Generation (PG) – PG provides customers worldwide with a full range of equipment necessary for the efficient conversion of energy into electricity and heat. PG's offerings include engineering and manufacturing of key components, equipment, and systems, individualized planning, engineering and construction of coal and gas fired power plants as well as comprehensive servicing, retrofitting and modernizing of existing facilities. PG also engineers and manufactures wind energy plants and customizes smaller gas turbines, steam turbines and compressors for industrial applications. It also supplies control technology for all plant types.

Power Transmission and Distribution (PTD) – PTD supplies energy utilities and large industrial power users with equipment, systems and services used to process and transmit electrical power from the source, typically a power plant, to various points along the power transmission network and to distribute power via a distribution network to the end-user.

Transportation Systems (TS) – TS provides products and services for the rail industry, including signaling and control systems, railway electrification systems, complete heavy rail systems including rapid transit systems, locomotives, light rail systems and other rail vehicles.

(in millions of €, except where otherwise stated and per share amounts)

Medical Solutions (Med) – Med develops, manufactures and markets diagnostic and therapeutic systems, devices and consumables, as well as information technology systems for clinical and administrative purposes. Med provides technical maintenance, professional and consulting services and works with Siemens Financial Services to provide financing and related services to the customers.

Osram – Osram designs, manufactures and sells a full spectrum of lighting products for a variety of applications such as general lighting and automotive, photo-optic and opto-semiconductor lighting.

The **Financing and Real Estate** Groups are comprised of the following two businesses:

Siemens Financial Services (SFS) – SFS, the Company's international financial services segment, provides a variety of customized financial solutions both to third parties and to other Siemens business Groups and their customers.

Siemens Real Estate (SRE) – SRE owns and manages a substantial part of Siemens' real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management.

37 Geographic information

The following table presents data by geographic region as of and for the years ended September 30, 2007 and 2006:

	Revenue by location of customer		Revenue by location of companies	
	2007	2006	2007	2006
Germany	12,594	12,382	20,848	20,152
Europe (other than Germany)	22,801	20,489	23,310	21,025
U.S.	14,832	14,609	15,744	14,515
Americas other than U.S.	4,489	3,762	3,410	2,997
Asia-Pacific	10,937	9,457	7,092	6,133
Africa, Middle East, C.I.S.	6,795	5,788	2,044	1,665
Siemens	**72,448**	**66,487**	**72,448**	**66,487**

	Non-current assets September 30,	
	2007	2006
Germany	6,514	8,476
Europe (other than Germany)	8,581	7,644
U.S.	9,738	6,924
Americas other than U.S.	972	751
Asia-Pacific	1,687	1,235
Africa, Middle East, C.I.S.	183	116
Siemens	**27,675**	**25,146**

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

(in millions of €, except where otherwise stated and per share amounts)

38 Related party transactions

Joint ventures and associates
Siemens has a number of significant joint ventures and associates. The Company has relationships with many of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm's length terms. The Company's principal joint ventures and associates as of September 30, 2007 are NSN, BSH Bosch und Siemens Hausgeräte GmbH, Fujitsu Siemens Computers (Holding) BV and Areva NP. As described in Note 4, NSN was created in April 2007. Financial information for fiscal 2006 therefore does not include any amounts related to NSN.

In fiscal 2007, Siemens generated revenue from its four principal joint ventures and associates, as indicated above, amounting to €78. In fiscal 2006, revenue generated from the Company's principal joint ventures and associates totaled €76.

During fiscal 2006, the former operating segment SBS sold its Product Related Services (PRS) business to Fujitsu Siemens Computers (Holding) BV on arm's length terms. For further information, see Note 4.

As of September 30, 2007 and 2006, receivables from the Company's principal joint ventures and associates amount to €11 and €10, respectively. As of September 30, 2007 and 2006, liabilities to the Company's principal joint ventures and associates total €35 and €12, respectively.

For further information regarding guarantees in connection with the contribution of the carrier related operations into NSN see also Note 28, *Commitments and contingencies.*

Related individuals
Except for the guarantee provided by the Company for a bond issued by a bank in connection with the release from custody of a former member of our Corporate Executive Committee in fiscal 2007 (see Note 29 for additional information), no major transaction took place between the Company and the other members of the Managing Board and the Supervisory Board.

For further information see also Note 39, *Remuneration.*

In addition, some of the members of the Company's Supervisory Board and Managing Board hold, or in the last year have held, positions of significant responsibility with other entities. The Company has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm's length terms. Dr. Josef Ackermann is the Chairman of the Management Board of Deutsche Bank AG. The Company's transactions with Deutsche Bank AG are conducted on arm's length basis and include securities underwriting, other investment banking services, and credit, money market and foreign exchange business.

(in millions of €, except where otherwise stated and per share amounts)

39 Remuneration

The Compensation Report outlines the principles used for determining the compensation of the Managing Board of Siemens AG and sets out the level and structure of Managing Board remuneration. In addition, the report describes the policies and levels of compensation paid to Supervisory Board members and gives details of stock ownership by members of the Managing and Supervisory Boards.

The Compensation Report is presented within the Corporate Governance Report, included in this Annual Report for fiscal year 2007, beginning on page 92.

40 Principal accountant fees and services

Fees related to professional services rendered by the Company's principal accountant, KPMG, for the fiscal years 2007 and 2006 were as follows:

	Year ended September 30,	
	2007	2006
Type of Fees		
Audit Fees	55.3	55.0
Audit-Related Fees	18.4	17.1
Tax Fees	4.8	5.1
All Other Fees	8.5	10.3
Total	**87.0**	**87.5**

In the above table, "audit fees" are the aggregate KPMG fees for professional services in connection with the audit of the Company's annual consolidated financial statements and their attestation and report concerning internal control over financial reporting, opening balance sheet audits, reviews of interim financial statements, as well as audits of statutory financial statements of Siemens AG and its subsidiaries. "Audit-related fees" are fees for due diligence engagements related to acquisitions and carve-outs, including consultation in accounting matters, post-closing audits, carve-out audits and attestation services in the context of carve-outs,, accounting advice on actual or contemplated transactions or events, advice on the introduction and review of new or revised accounting guidelines and requirements, training regarding accounting-related topics, advice on the transition to accounting according to IFRS or US GAAP, advice in the field of financial risk management, comfort letters, employee benefit plan audits, SAS 70 reports, IT system audits that are not part of the annual audit, attestation services subject to regulatory requirements, including regulatory advice, work related to the investigation by the state prosecutor's office and Debevoise & Plimpton, attestation and audits in connection with the European Community Directive on Waste Electrical and Electronic Equipment, audits in connection with liquidation and insolvency issues, attestation of compliance with provisions or calculations required by agreements, agreed-upon procedures engagements in accordance with applicable standards and voluntary audits and reviews of stand-alone finan-

(in millions of €, except where otherwise stated and per share amounts)

cial statements of subsidiaries. "Tax fees" are fees for the preparation of tax returns, assistance with assessing compliance with certain tax regulations, support in tax audits and other inquiries by fiscal authorities, tax advice associated with transfer prices, tax advice relating to indirect tax and custom duties, tax advice and consultation relating to claiming and utilization of investment grants, premiums, subsidies, tax credits etc., payroll tax services, training regarding tax-related issues and support with the harmonization of the tax planning and reporting process. "All other fees" for 2007 are primarily fees for additional assistance relating to the Com carve-out in the regional companies and for 2006 are primarily fees for assistance with a program to assess the management information processes.

41 Corporate governance
Siemens Aktiengesellschaft and Cycos AG, currently the sole German publicly traded corporation consolidated by the Company, provided the certifications required by Par. 161 of the German stock corporation law (AktG). Those companies made the certifications available to its shareholders.

42 Subsequent events
At the beginning of November 2007, Siemens completed the acquisition of Dade Behring which will be integrated into Med's Diagnostics division (see also Note 4 for further information).

On November 7, 2007, the Company also announced a share buyback program with a total volume of up to €10 billion by 2010.

This is a translation of the German "Konzernabschluss gemäß §315a(1) HGB der Siemens AG zum 30. September 2007". Sole authoritative and universally valid version is the German language document.

Supervisory Board

Heinrich v. Pierer, Prof. Dr. jur., Dr.-Ing. E. h.
(until April 25, 2007)
Chairman
Date of birth: January 26, 1941
Member since: January 27, 2005
External positions (on April 25, 2007)
German supervisory board positions:
Deutsche Bank AG, Frankfurt/Main
Hochtief AG, Essen
Münchener Rückversicherungs-Gesellschaft AG, Munich
ThyssenKrupp AG, Düsseldorf
Volkswagen AG, Wolfsburg

Gerhard Cromme, Dr. jur.
Chairman (since April 25, 2007)
Date of birth: February 25, 1943
Member since: January 23, 2003
External positions
German supervisory board positions:
Allianz SE, Munich
Axel Springer AG, Berlin
ThyssenKrupp AG, Düsseldorf (Chairman)
Comparable positions outside Germany:
Compagnie de Saint-Gobain S.A., France

Ralf Heckmann*
First Deputy Chairman
Chairman of the Central Works Council, Siemens AG
Date of birth: July 19, 1949
Member since: March 24, 1988

Josef Ackermann, Dr. oec.
Second Deputy Chairman
Chairman of the Board of Managing Directors, Deutsche Bank AG
Date of birth: February 7, 1948
Member since: January 23, 2003

Lothar Adler*
Chairman of the Combine Works Council, Siemens AG
Date of birth: February 22, 1949
Member since: January 23, 2003

Gerhard Bieletzki*
Chairman of the Works Council of Siemens VDO Automotive AG, Dortmund
Date of birth: May 16, 1947
Member since: January 23, 2003

John David Coombe
Chartered Accountant (FCA)
Date of birth: March 17, 1945
Member since: January 23, 2003
External positions
Comparable positions outside Germany:
Hogg Robinson Group plc, UK (Chairman)
Home Retail Group plc, UK
HSBC Holdings plc, UK

Hildegard Cornudet*
Computer engineer
Date of birth: April 16, 1949
Member since: April 1, 2004

Birgit Grube*
Office clerk
Date of birth: August 21, 1945
Member since: March 11, 1993

Bettina Haller*
(since April 1, 2007)
Social worker (Dipl.-Soz.)
Date of birth: March 14, 1959
Member since: April 1, 2007

Heinz Hawreliuk*
Trade Union Secretary, IG Metall
Date of birth: March 20, 1947
Member since: April 1, 1985
External positions
German supervisory board positions:
DaimlerChrysler Luft- und Raumfahrt Holding AG, Munich
Eurocopter Deutschland GmbH, Munich

Berthold Huber*
Chairman, IG Metall
Date of birth: February 15, 1950
Member since: July 1, 2004
External positions
German supervisory board positions:
Audi AG, Ingolstadt

Walter Kröll, Prof. Dr. rer. nat.
Consultant
Date of birth: May 30, 1938
Member since: January 23, 2003
External positions
German supervisory board positions:
MTU Aero Engines GmbH, Munich
Wincor Nixdorf AG, Paderborn

Michael Mirow, Prof. Dr.
(since April 25, 2007)
University professor
Date of birth: October 6, 1938
Member since: April 25, 2007

Wolfgang Müller*
(until January 25, 2007)
Trade Union Secretary, IG Metall
Date of birth: January 14, 1948
Member since: January 23, 2003

Georg Nassauer*
(until March 31, 2007)
Steel casting constructor
Date of birth: March 8, 1948
Member since: March 11, 1993

Thomas Rackow*
Industrial manager
Date of birth: February 6, 1952
Member since: January 26, 2006

Dieter Scheitor*
(since January 25, 2007)
Member of the Executive Committee, IG Metall
Date of birth: November 23, 1950
Member since: January 25, 2007

Albrecht Schmidt, Dr. jur., Dr. oec. publ. h. c.
Retired bank director
Date of birth: March 13, 1938
Member since: March 11, 1993
External positions
German supervisory board positions:
Münchener Rückversicherungs-Gesellschaft AG, Munich
Thyssen'sche Handelsgesellschaft m.b.H., Mülheim/Ruhr

Henning Schulte-Noelle, Dr. jur.
Chairman of the Supervisory Board, Allianz SE
Date of birth: August 26, 1942
Member since: February 13, 1997
External positions
German supervisory board positions:
Allianz SE, Munich (Chairman)
E.ON AG, Düsseldorf
ThyssenKrupp AG, Düsseldorf

Peter von Siemens
Industrial manager
Date of birth: August 10, 1937
Member since: March 11, 1993

Jerry I. Speyer
Chairman & CEO, Tishman Speyer
Date of birth: June 23, 1940
Member since: July 14, 2003

Lord Iain Vallance of Tummel
Chairman, Amsphere Ltd.
Date of birth: May 20, 1943
Member since: January 23, 2003

The Supervisory Board of Siemens AG has 20 members. As stipulated by the German Codetermination Act, half of the members represent Company shareholders, and half represent Company employees. The shareholder representatives were elected at the Annual Shareholders' Meeting on January 23, 2003, and the employee representatives, whose names are marked with an asterisk, were either elected by an assembly of employee delegates on December 5, 2002 or replaced an employee representative who had resigned from the Supervisory Board. The Supervisory Board is elected for five years.

As of September 30, 2007

Supervisory Board committees

The Supervisory Board of Siemens AG has established six standing committees. Information on their activities in fiscal 2007 is provided on page 7-8 of this Report.

Committees	Meetings in fiscal 2007	Duties and responsibilities	Members as of September 30, 2007
Chairman's Committee	8 meetings 8 decisions by notational voting using written circulations	The Chairman's Committee of the Supervisory Board is responsible for reviewing basic issues of business policy and management, especially in matters concerning the Managing Board. The Committee makes recommendations to the Supervisory Board on the appointment and dismissal of Managing Board members and determines the Managing Board's employment and remuneration framework. The Committee executes the contracts of employment with Managing Board members and determines their remuneration as well as the amounts of the variable and stock-based components of their annual compensation. The Committee makes recommendations to the Supervisory Board on the composition of Supervisory Board committees. The Committee decides whether to approve business transactions with Managing Board members and related parties. The Committee's duties include regularly reviewing the Company's corporate governance principles and formulating proposals to improve the Company's approach to corporate governance issues.	**Heinrich v. Pierer, Prof. Dr. jur., Dr.-Ing. E. h.** (Chairman until April 25, 2007) **Gerhard Cromme, Dr. jur.** (Chairman since April 25, 2007) **Ralf Heckmann** **Josef Ackermann, Dr. oec.**
Audit Committee	7 meetings 0 decisions by notational voting using written circulations	The Audit Committee's duties include preparing Supervisory Board reviews of the annual financial statements of Siemens AG and of the consolidated financial statements of Siemens worldwide. The Committee also reviews the quarterly financial statements and the half-year financial report and liaises with Siemens' internal financial auditors and with the independent auditors (particularly with regard to awarding the audit contract, defining the focal points of the audit, determining the auditors' fee, and monitoring their independence).	**Gerhard Cromme,* Dr. jur.** (Chairman until April 25, 2007) **Henning Schulte-Noelle,* Dr. jur.** (Chairman since April 25, 2007) **Ralf Heckmann** **John David Coombe** (since April 25, 2007) **Heinz Hawreliuk** **Heinrich v. Pierer,* Prof. Dr. jur., Dr. Ing. E. h.** (until April 25, 2007)
Compliance Committee[1]	3 meetings 0 decisions by notational voting using written circulations	During the ongoing compliance investigation, the Compliance Committee will deal with the following subjects on behalf of the Supervisory Board: overseeing the ongoing compliance investigation, processing reports from the law firm Debevoise & Plimpton LLP on its independent investigation and review of the internal compliance and control systems, and monitoring the Company's adherence to statutory provisions, official regulations and internal company policies.	**Gerhard Cromme, Dr. jur.** (Chairman) **Ralf Heckmann** **John David Coombe** **Heinz Hawreliuk** **Henning Schulte-Noelle, Dr. jur.**
Ownership Rights Committee, § 32 of the German Codetermination Act	0 meetings 6 decisions by notational voting using written circulations	The Ownership Rights Committee is responsible for decisions relating to the exercise of ownership rights resulting from interests in other companies.	**Heinrich v. Pierer, Prof. Dr. jur., Dr.-Ing. E. h.** (Chairman until April 25, 2007) **Gerhard Cromme, Dr. jur.** (Chairman since April 25, 2007) **Josef Ackermann, Dr. oec.** **Albrecht Schmidt, Dr. jur., Dr. oec. publ. h. c.**
Nominating Committee[2]	0 meetings 0 decisions by notational voting using written circulations	The Nominating Committee recommends suitable nominees for election to the Supervisory Board at the Annual Shareholders' Meeting.	**Gerhard Cromme, Dr. jur.** **Josef Ackermann, Dr. oec.** **Henning Schulte-Noelle, Dr. jur.**
Mediation Committee, § 27 (3), § 31 (3) and (5) of the German Codetermination Act	0 meetings	As stipulated by German law, the Mediation Committee makes recommendations to the Supervisory Board regarding the appointment or revocation of appointment of Managing Board members, if the required two-thirds majority of Supervisory Board member votes is not obtained on the first ballot.	**Heinrich v. Pierer, Prof. Dr. jur., Dr.-Ing. E. h.** (Chairman until April 25, 2007) **Gerhard Cromme, Dr. jur.** (Chairman since April 25, 2007) **Ralf Heckmann** **Josef Ackermann, Dr. oec.** **Heinz Hawreliuk**

[1] Established by resolution of April 25, 2007
[2] Established by resolution of July 25, 2007

* Audit committee financial expert as defined by the Sarbanes-Oxley Act

Further information on corporate governance at Siemens is available at:	www.siemens.com/corporate_governance

Managing Board

Klaus Kleinfeld, Dr. rer. pol.
President and Chief Executive Officer, Siemens AG (until June 30, 2007)

Date of birth: November 6, 1957
First appointed: December 1, 2002
Term originally to have expired: September 30, 2007

External positions (since June 30, 2007)

German supervisory board positions:
Bayer AG, Leverkusen

Comparable positions outside Germany:
Alcoa Inc., USA
Citigroup Inc., USA

Company positions

Comparable positions outside Germany:
Nokia Siemens Networks B.V., Netherlands

Peter Löscher
President and Chief Executive Officer, Siemens AG (since July 1, 2007)

Date of birth: September 17, 1957
First appointed: July 1, 2007
Term expires: March 31, 2012

External positions

Comparable positions outside Germany:
Smiths Group plc, UK

Company positions

Comparable positions outside Germany:
Nokia Siemens Networks B.V., Netherlands (until September 30, 2007)

Johannes Feldmayer, Prof.*
(until September 30, 2007)

Date of birth: October 16, 1956
First appointed: May 1, 2003
Term expired: September 30, 2007

External positions

German supervisory board positions:
ExxonMobil Central Europe Holding GmbH, Hamburg
Infineon Technologies AG, Munich

Heinrich Hiesinger, Dr.-Ing.
(since June 1, 2007)

Date of birth: May 25, 1960
First appointed: June 1, 2007
Term expires: March 31, 2012

Company positions

Comparable positions outside Germany:
Siemens AB, Sweden
Siemens A.E., Greece (Chairman)
Siemens AG Österreich, Austria
Siemens A/S, Denmark
Siemens A/S, Norway
Siemens A.Ş., Turkey
Siemens France Holding S.A.S, France
Siemens Holdings plc, UK
Siemens Nederland N.V., Netherlands
Siemens Schweiz AG, Switzerland
Siemens S.p.A., Italy (Deputy Chairman)
Siemens Sp. z.o.o., Poland (Chairman)
Siemens Zrt., Hungary

Joe Kaeser

Date of birth: June 23, 1957
First appointed: May 1, 2006
Term expires: March 31, 2011

External positions

German supervisory board positions:
Bayerische Börse AG, Munich

Company positions

German supervisory board positions:
Siemens VDO Automotive AG, Regensburg

Comparable positions outside Germany:
Nokia Siemens Networks B.V., Netherlands
Siemens Corp., USA
Siemens Ltd., China
Siemens Ltd., India

Rudi Lamprecht

Date of birth: October 12, 1948
First appointed: April 26, 2000
Term expires: March 31, 2009

Company positions

German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich (Chairman)
OSRAM GmbH, Munich

Comparable positions outside Germany:
Fujitsu Siemens Computers (Holding) B.V., Netherlands (Deputy Chairman)
Nokia Siemens Networks B.V., Netherlands (since October 1, 2007) (Deputy Chairman)
OOO Siemens, Russia (Chairman)
Siemens Ltd., South Africa (Chairman)

Eduardo Montes

Date of birth: October 2, 1951
First appointed: May 1, 2006
Term expires: March 31, 2011

External positions

Comparable positions outside Germany:
Mecalux, S.A., Spain

Company positions

German supervisory board positions:
Siemens Enterprise Communications Management GmbH (Chairman)

Comparable positions outside Germany:
Nokia Siemens Networks B.V., Netherlands
Siemens S.A., Spain (Chairman)

Jürgen Radomski, Dr. rer. pol. h.c., Dr. techn. h.c.

Date of birth: October 26, 1941
First appointed: June 29, 1994
Term expires: December 31, 2007

External positions

German supervisory board positions:
ALBA AG, Berlin
Deutsche Krankenversicherung AG, Cologne
Dräger Medical AG & Co. KG, Lübeck

Company positions

German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich (Deputy Chairman)
OSRAM GmbH, Munich (Chairman)

Comparable positions outside Germany:
Siemens AG Österreich, Austria (Chairman)
Siemens A.Ş., Turkey
Siemens Schweiz AG, Switzerland (Chairman) (until November 13, 2007)

Erich R. Reinhardt, Prof. Dr.-Ing., Dr.-Ing. E.h., Dr. med. h.c.

Date of birth: October 3, 1946
First appointed: December 1, 2001
Term expires: March 31, 2011

External positions

German supervisory board positions:
Dräger Medical AG & Co. KG, Lübeck

Hermann Requardt, Prof. Dr. phil. nat.

Date of birth: February 11, 1955
First appointed: May 1, 2006
Term expires: March 31, 2011

Company positions

German supervisory board positions:
Siemens VDO Automotive AG, Regensburg (Chairman)

Comparable positions outside Germany:
Siemens Ltd., China

Uriel J. Sharef, Dr. rer. pol.

Date of birth: August 19, 1944
First appointed: July 26, 2000
Term expires: March 31, 2008

Company positions

Comparable positions outside Germany:
Siemens Canada Ltd., Canada
Siemens Corp., USA (Chairman)
Siemens Israel Ltd., Israel (Chairman)
Siemens Power Transmission & Distribution, Inc., USA
Siemens S.A., Colombia (Chairman)
Siemens S.A. de C.V., Mexico (Chairman)

Peter Y. Solmssen
(since October 1, 2007)

Date of birth: January 24, 1955
First appointed: October 1, 2007
Term expires: March 31, 2012

Klaus Wucherer, Prof. Dr.-Ing., Dr.-Ing. E.h.

Date of birth: July 9, 1944
First appointed: August 1, 1999
Term expires: March 31, 2008

External positions

German supervisory board positions:
Deutsche Messe AG, Hanover
Infineon Technologies AG, Munich
LEONI AG, Nuremberg
SAP AG, Walldorf

Company positions

German supervisory board positions:
BSH Bosch und Siemens Hausgeräte GmbH, Munich

Comparable positions outside Germany:
Siemens Ltd., China (Chairman)
Siemens Ltd., India
Siemens Ltd., Korea
Siemens S.A., Portugal (Chairman)

* Released from Company duties as of March 28, 2007

The Siemens Corporate Structure is shown on the foldout inside the back cover.
As of September 30, 2007

Managing Board committees

Committees	Meetings in fiscal 2007	Duties and responsibilities	Members as of September 30, 2007
Corporate Executive Committee	44 meetings	The Corporate Executive Committee comprises the President of the Managing Board, the heads of Corporate Finance and Corporate Personnel, and currently six other Managing Board members elected by the Managing Board. The Corporate Executive Committee has full authority to act for and on behalf of the Managing Board between meetings of the Managing Board.	**Klaus Kleinfeld, Dr. rer. pol.** (until June 30, 2007) **Peter Löscher** (since July 1, 2007) **Johannes Feldmayer, Prof.*** (until September 30, 2007) **Heinrich Hiesinger, Dr.-Ing.** **Joe Kaeser** **Rudi Lamprecht** **Jürgen Radomski, Dr. rer. pol. h.c., Dr. techn. h.c.** **Hermann Requardt, Prof. Dr. phil. nat.** **Uriel J. Sharef, Dr. rer. pol.** **Peter Y. Solmssen** (since October 1, 2007) **Klaus Wucherer, Prof. Dr.-Ing., Dr.-Ing. E.h.**
Equity and Employee Stock Committee	0 meetings 2 decisions by notational voting using written circulations	This Committee oversees the utilization of authorized capital in connection with the issuance of employee stock and the implementation of various capital measures.	**Klaus Kleinfeld, Dr. rer. pol.** (until June 30, 2007) **Peter Löscher** (since July 1, 2007) **Joe Kaeser** **Jürgen Radomski, Dr. rer. pol. h. c., Dr. techn. h.c.**

* Released from Company duties as of March 28, 2007

Further information on corporate governance at Siemens is available at:	**www.siemens.com/corporate_governance**

Statement of the Managing Board

The Managing Board of Siemens Aktiengesellschaft is responsible for preparing the following consolidated financial statements and management's discussion and analysis.

Siemens employs extensive internal controls, company-wide uniform reporting guidelines and additional measures, including employee training and continuing education, with the intention that its financial reporting is conducted in accordance with accepted accounting principles. The presidents and chief financial officers (CFOs) of the Groups as well as the presidents and CFOs of the Siemens companies have confirmed to us the correctness of the financial data they have reported to Siemens' corporate headquarters and the functionality of the related monitoring systems. We continually monitor the compliance with these measures and guidelines, and also the functionality and reliability of our internal control system, through a company-wide internal audit process.

Our risk management system complies with the requirements of the German Corporation Act (AktG). Our risk management system is designed to enable the Managing Board to recognize potential risks early on and initiate timely countermeasures.

In accordance with the resolution made at the Annual Shareholders' Meeting, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft has audited the consolidated financial statements and management's discussion and analysis, and issued an unqualified opinion.

Together with the independent auditors, the Supervisory Board has thoroughly examined the consolidated financial statements, management's discussion and analysis, and the independent auditors' report. The result of this examination is included in the Report of the Supervisory Board which begins on page 6 of this Annual Report.

The Managing Board
of Siemens Aktiengesellschaft

Independent Auditors' Report

We have audited the consolidated financial statements prepared by Siemens Aktiengesellschaft, Berlin and Munich, comprising the balance sheet, the statements of income, income and expense recognized in equity and cash flow and the notes to the consolidated financial statements, together with the group management report for the business year from October 1, 2006 to September 30, 2007. The preparation of the consolidated financial statements and the group management report in accordance with IFRS, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB are the responsibility of the Managing Board of the Company. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit. In addition we have been instructed to express an opinion as to whether the consolidated financial statements comply with full IFRS. We conducted our audit of the consolidated financial statements in accordance with § 317 HGB (Handelsgesetzbuch „German Commercial Code") and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) under additional consideration of International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Managing Board, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion. Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and full IFRS and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Munich, November 23, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Nonnenmacher	v. Heynitz
Wirtschaftsprüfer	Wirtschaftsprüfer

(Independent Auditors)

Five-year summary

Revenue and earnings[1] *(in millions of euros)*	2007	2006	2005	2004	2003
Revenue	72,448	66,487	55,781	61,480	61,624
Gross profit	20,876	17,379	15,683	18,710	18,089
Income from continuing operations	3,909	2,642	2,813	3,006	2,058
Net income	4,038	3,345	2,576	3,405	2,445

Assets, liabilities and equity[1] *(in millions of euros)*	2007	2006	2005	2004	2003
Current assets	47,932	50,014	45,502	45,946	43,489
Current liabilities	43,894	38,964	38,376	33,435	32,041
Debt	15,497	15,297	12,035	11,219	13,178
Long-term debt	9,860	13,122	8,040	9,785	11,433
Net liquidity[2]	(11,299)	(4,487)	(1,681)	2,357	(379)
Pension plans and similar commitments	2,780	5,083	5,460	4,392	5,843
Equity	29,627	25,895	23,791	26,454	23,404
as a percentage of total assets	32	30	29	33	30
Total assets	91,555	87,528	81,579	79,239	77,378

Cash flows[1] *(in millions of euros)*	2007	2006	2005	2004[3]	2003[3]
Net cash provided by operating activities	9,822	5,003	3,198	5,080	5,712
Amortization, depreciation and impairments[4]	2,625	2,314	2,267	2,821	3,173
Net cash used in investing activities	(10,068)	(4,315)	(5,052)	(1,818)	(3,939)
Additions to intangible assets and property, plant and equipment	(3,067)	(3,183)	(2,670)	(2,764)	(2,852)
Net cash provided by (used in) financing activities	(5,792)	1,540	(2,241)	(3,108)	(487)
Net increase (decrease) in cash and cash equivalents	(5,274)	2,093	(4,069)	41	953
Free cash flow	6,755	1,820	528	2,316	2,860

Employees[1] – *continuing operations*	2007	2006	2005	2004	2003
Employees[5] *(September 30, in thousands)*	398	371	359	376	367
Employee costs *(in millions of euros)*	22,525	22,790	20,299	22,964	23,491

(1) Amounts for 2007, 2006 and 2005 according to IFRS, amounts for 2004 and 2003 according to U.S. GAAP. The historical results of Siemens VDO Automotive (SV) are reported as discontinued operations in the Consolidated Statements of Income for all periods presented. Cash flows for 2004 and 2003 include amounts related to SV.
(2) Net liquidity includes four positions of the Consolidated Balance Sheets: Cash and cash equivalents, current Available-for-sale financial assets (fiscal 2007 and 2006)/Marketable securities (fiscal 2005, 2004 and 2003), Short-term debt and current maturities of long-term debt and Long-term debt.
(3) Continuing and discontinued operations.
(4) Amortization and impairment of intangible assets other than goodwill and depreciation and impairment of property, plant and equipment.
(5) Without temporary student workers and trainees.
(6) To be proposed at the Annual Shareholders' Meeting.
(7) XETRA closing prices, Frankfurt.
(8) Based on shares outstanding.
(9) Changed from Aa3 to A1 on November 9, 2007.

See also "Notes to Consolidated Financial Statements", Note 2, for certain adjustments related to prior years.

Key capital market data
(in euros, unless otherwise indicated)

	2007	2006	2005	2004	2003
Earnings per share from continuing operations	4.13	2.78	2.96	3.37	2.31
Diluted earnings per share from continuing operations	3.99	2.77	2.85	3.23	2.28
Dividend per share	1.60[6]	1.45	1.35	1.25	1.10
Siemens stock price[7]					
High	111.17	79.77	66.18	68.30	58.32
Low	66.91	60.08	56.20	52.02	32.05
Year-end (September 30)	96.42	68.80	64.10	59.21	51.14
Siemens stock performance over prior year (in percentage points)					
Compared to DAX index	+ 11.72	- 9.80	- 19.10	- 1.59	+ 36.34
Compared to Dow Jones STOXX index	+ 29.18	- 8.46	- 17.85	+ 0.17	+ 44.81
Number of shares (in millions)	914	891	891	891	891
Market capitalization at period-end (in millions of euros)[8]	88,147	61,307	57,118	52,761	45,559
Credit rating of long-term debt					
Standard & Poor's	AA-	AA-	AA-	AA-	AA-
Moody's	A1[9]	Aa3	Aa3	Aa3	Aa3

Quarterly data *(in millions of euros)*	2007	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	72,448	20,201	17,517	18,001	16,729
Net income	4,038	(74)	2,065	1,259	788

Quarterly data *(in millions of euros)*	2006	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	66,487	18,471	16,158	16,273	15,585
Net income	3,345	148	1,341	920	936

Siemens AG – Statement of income and balance sheet*
(condensed version) *(in billions of euros)*

Years ended September 30	2007	2006
Net sales	26.6	30.9
Cost of sales	(19.6)	(23.1)
Gross profit on sales	7.0	7.8
Other functional costs	(7.2)	(9.2)
Other income and expense, net	(0.1)	1.5
Income before income taxes	(0.3)	0.1
Income taxes	0.2	1.3
Extraordinary result	2.4	-
Net income	2.3	1.4
Profit available for distribution	1.5	1.3

* Prepared in accordance with the German Commercial Code (HGB).

As of September 30	2007	2006
Property, plant equipment	1.7	2.3
Investments	36.6	35.6
Non-current	38.3	37.9
Inventories	-	0.1
Receivables and prepaid expense	21.3	18.3
Marketable securities, liquid assets	2.8	8.2
Total assets	62.4	64.5
Shareholders' equity	19.0	16.4
Accrued liabilities and special reserves	15.4	15.5
Debt	0.1	0.3
Other liabilities	27.9	32.3
Total shareholders' equity and liabilities	62.4	64.5

Glossary

A	**Accumulated benefit obligation (ABO)**	A measure to determine a company's pension-related "additional minimum liability." The ABO is based on the same computational methodologies as the projected benefit obligation (PBO), except for compensation levels. The ABO applies to past and current compensation levels. It does not incorporate compensation increases.
	American depositary receipts (ADRs)	Negotiable share certificates issued by major U.S. banks, related to non-American shares deposited with them. ADRs are generally issued in a ratio of 1:1.
	Asset management	The process of managing corporate assets in order to enhance operational efficiency while minimizing costs and associated risks.
B	**Benchmarking**	A technique used to compare the products, services, processes and financials within an organization, in relation to "best of practice" in other similar organizations.
	Business portfolio	The aggregate total of business areas in which Siemens is active.
C	**Captive finance unit**	A financial services unit organized as a business within an industrial enterprise that offers financial solutions primarily to customers of the operating units of that enterprise.
	Cash conversion rate	Measures the proportion of profit that is converted into free cash flow.
	Cash flow	The net cash inflow or outflow for a specific time period.
	Cash management	The management of cash and cash equivalents within an organization to optimize financial activities.
	Commercial paper	Short-term loan issued in the open market by companies with strong credit ratings. Maturities typically range from 2 to 270 days.
	Consolidated financial statements	Financial statements that bring together all assets, liabilities, net worth, results of operations and cash flows of two or more affiliated companies, as though the business were in fact a single economic entity.
	Corporate Treasury	A corporate function responsible for ensuring the availability of company-wide financing and cash management, including consulting services involving issues of corporate finance, interest rates and currencies, liquidity management and all other questions related to the financial management of operations.
	Cost of capital	The rate that a company must pay for its capital.
D	**Debt-to-equity ratio**	Total long-term debt divided by total shareholders' equity.
	Deferred taxes	Assets and liabilities arising from the different treatment of transactions for financial and tax reporting purposes.
	Derivative	A financial instrument that derives its value from the price or expected price of an underlying asset (e.g. a security, currency or bond).
	Discontinued operations	A separate unit of an enterprise (clearly distinguishable from the rest of the entity) that has been disposed of or is classified as held for sale, if the unit's operations and cash flows are eliminated from the ongoing operations and the ongoing operations will not have any significant continuing involvement in the unit.
E	**Equity method**	Valuation method used to account for interests in companies in which the investor has the ability to exercise significant influence over the investee's operating and financial policies (associated companies).
	EVA	Abbreviation for "economic value added." EVA equals net operating profit after taxes (NOPAT) less a charge for capital employed in the business (cost of capital).
	Expected long-term rate of return on pension plan assets	The average rate of earnings expected on plan assets.

F	**Free cash flow**	A measure of operative cash generation. It represents net cash provided by (used in) operating activities less cash used for additions to intangible assets and property, plant and equipment.
	Financing and Real Estate	The worldwide leasing, lending, financing and real estate activities of Siemens Financial Services (SFS) and Siemens Real Estate (SRE).
	Fully diluted	Earnings per share are fully diluted when they reflect the effects of an assumed conversion or the exercise of all potentially dilutive securities or stock options.
	Functional costs	Functional costs include cost of sales, R&D expenses, marketing and selling expenses, and general administration expenses.
	Funded status of pension plan	The difference between a pension plan's projected benefit obligation (PBO) and the fair market value of assets designated to the pension plan (plan assets) as of a specific date.
G	**GASC**	Short for "German Accounting Standards Committee." An independent registered association to develop, among other things, accounting standards for application in the area of consolidated financial reporting.
	German GAAP	Short for "Generally Accepted Accounting Principles in Germany." The accounting concepts, measurements, techniques and standards of presentation used in financial statements in Germany pursuant to the German Commercial Code (HGB).
	Goodwill	The excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed.
	Group profit	Measure of Group profitability, defined as earnings before financing interest, certain pension costs and income taxes.
H	**Hedging**	A strategy used to minimize exposure to changes in prices, interest rates or exchange rates by means of derivative financial instruments (options, swaps, forward contracts, etc.).
	Hybrid bond	A hybrid bond is a bond that due to its subordination bears the character of both debt and equity.
I	**IFRS**	Short for "International Financial Reporting Standards," previously "International Accounting Standards" (IAS). According to IAS Regulation of the European Union, publicly traded European Union companies are required to prepare their consolidated financial statements in accordance with IFRS beginning January 2005 and/or January 2007 at the latest.
J	**Joint venture**	A form of business partnership between two or more companies to engage in a commercial enterprise with mutual sharing of profits and losses.
M	**Medium-term note program**	Flexible financing framework providing for the issuance of notes in rotation in the context of a program unrestricted in time (constant issue). The notes may be issued in several tranches, with terms and conditions and time of issue being determined in accordance with then current goals and prevailing market conditions.
	Moody's Investors Service	Independent rating agency that assesses securities investment and credit risk.
N	**Net capital employed**	Net capital employed is the asset measure used to assess the capital intensity of Operations. Its definition corresponds with the Group profit measure.
	Net cash from operating and investing activities	Total of cash provided by (used in) operating and investing activities as determined in the Statements of Cash Flow.
	Net periodic pension cost	The amount of pension costs recorded in the Statements of Income. Net periodic pension cost components include service cost, interest cost, expected return on plan assets, amortization of unrecognized prior service cost (if any), gains or losses recognized and amortized after exceeding a certain corridor (if any), amortization of unrecognized initial net obligation and/or initial net asset.

O	**Operations**	One component of Siemens' reporting structure. Operations comprises the operating Groups, certain operating activities not associated with these Groups and centrally managed items, but excludes Financing and Real Estate and Corporate Treasury.
P	**Projected benefit obligation (PBO)**	A measure to determine pension liabilities. The PBO is the actuarial present value as of a specific date of employees' vested and non-vested pension benefits incorporating compensation increases, attributable to employee services performed as of that date.
R	**R&D**	Abbreviation for "research and development."
	Rating	Standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies (such as Standard & Poor's or Moody's Investors Service).
	Return on capital employed (ROCE)	A measure for the efficiency and profitability of a company's investments. It is an indicator of how well a company is utilizing capital to generate profits.
	Risk management	Systematic process to identify, assess and monitor various financial risk factors and to select and implement measures to handle those risk factors.
S	**SEC**	Short for "Securities and Exchange Commission." The primary federal agency in the U.S. responsible for regulating the financial reporting practices of most publicly owned corporations in connection with the buying and selling of stocks and bonds.
	Standard & Poor's	Independent rating agency that provides evaluation of securities investment and credit risk.
	Stock options	Form of employee incentive and compensation. The employee is given an option to purchase a company's shares if certain targets are met under specified conditions.
U	**U.S. GAAP**	Short for "United States Generally Accepted Accounting Principles." The accounting concepts, measurements, techniques and standards of presentation applicable to financial statements in the U.S.
V	**Volatility**	The degree of fluctuation for a given price or rate, such as a stock price or currency exchange rate.

G	326	Glossary
	218, 242	Goodwill
	48	Group Presidents
	151	Guarantees and other commitments
H	17, 36	Healthcare
	221, 290	Hedging activities
I	323	Independent Auditors' Report
	54, 125	Industrial Solutions and Services (I&S)
	17, 36	Industry
	27, 65	Innovations
	218, 245	Intangible assets
	232	Interest income
	210	International Financial Reporting Standards (IFRS)
	219, 241	Inventories
	26, 84	Investor relations
K	324, Back cover	Key figures
L	162, 179, 279	Legal proceedings
	14	Letter to our Shareholders
	141	Liquidity and capital resources
M	108	Management's discussion and analysis
	12, 320	Managing Board
	321	Managing Board committees
	69, 131	Medical Solutions (Med)
N	250	Notes and bonds
	206	Notes to Consolidated Financial Statements
O	57, 127	OSRAM
	194	Outlook
P	29	Patents
	152, 253	Pension plans
	307	Personnel costs
	62, 129	Power Generation (PG)
	63, 130	Power Transmission and Distribution (PTD)
	218, 246	Property, plant and equipment

Index

A	157	Accounting estimates
	176, 226	Acquisitions and dispositions
	332	Annual Shareholders' Meeting
	53, 124	Automation and Drives (A&D)
B	150	Balance sheets
C	35	Cash conversion rate
	145	Cash flows
	177	Code of Conduct
	88	Code of Ethics
	269	Common stock
	92, 194	Compensation Report
	202	Consolidated Balance sheets
	206	Consolidated Changes in Equity
	200	Consolidated Financial Statements
	204	Consolidated Statements of Cash Flow
	200	Consolidated Statements of Income
	277	Contingencies
	84	Corporate Governance Guidelines
	80	Corporate Governance Report
	42, 44, 161, 198	Corporate Responsibility
D	150, 249	Debt
	87	Declaration of Conformity with the German Corporate Governance Code
	221, 289	Derivative financial instruments
	141, 149	Dividend
E	217, 307	Earnings per share
	24	Employees
	17, 36	Energy
	138	EVA performance
	187	Explanatory report
F	210	Financial reporting
	30	Fit4 2010
	324	Five-year summary
	294, 297	Foreign currency exchange and interest rate risks

R	143	Ratings
	315	Related party transactions
	6	Report of the Supervisory Board
	28, 114, 197, 217	Research and development
	35, 109	Return on capital employed (ROCE)
	157	Revenue recognition
	173, 180	Risk management
S	124, 208, 308	Segment information
	269	Shareholders' equity
	56, 126	Siemens Building Technologies (SBT)
	332	Siemens Financial Calendar
	72, 135	Siemens Financial Services (SFS)
	71	Siemens Home and Office Communication Devices (SHC)
	70, 132	Siemens IT Solutions and Services (SIS)
	73, 135	Siemens Real Estate (SRE)
	78	Siemens VDO Automotive (SV)
	322	Statement of the Managing Board
	222	Stock-based compensation
	133	Strategic Equity Investments (SEI)
	157, 317	Subsequent events
	212	Summary of significant accounting policies
	318	Supervisory Board
	319, 81	Supervisory Board committees
T	219, 234	Taxes
	24	Training
	55, 128	Transportation Systems (TS)

Siemens Financial Calendar*

First-quarter financial report	Jan. 24, 2008
Annual Shareholders' Meeting – Olympiahalle, Munich, 10:00 a.m.	Jan. 24, 2008
Ex-dividend date	Jan. 25, 2008
Second-quarter financial report and Semiannual Press Conference	Apr. 30, 2008
Third-quarter financial report	July 30, 2008
Preliminary figures for fiscal year / Press conference	Nov. 13, 2008
Annual Shareholders' Meeting for fiscal 2008	Jan. 27, 2009

* Provisional. Updates will be posted at:
www.siemens.com/financial_calendar



Fostering young photographers

Most of the photos in this Annual Report were taken by photography students from the Zurich University of the Arts. We'd like to express our appreciation to Professor André Gelpke (of the University's photography department), Dr. Thomas Weski (head curator of the Haus der Kunst art museum in Munich) and Ueli Alder, Tony Montana, Xandra Linsin, Lena Thüring and Max Zeckau (photography students at the University).
Their work was part of a project conducted in cooperation with the Siemens Arts Program, our initiative to support contemporary art and culture. The Program focuses on the visual and performing arts, music, contemporary culture and in-house projects to encourage cultural dialogue in the workplace.
Further information on the Siemens Arts Program is available at:
www.siemens.com/artsprogram

We'd also like to thank Andreas Pohlmann for the photographs he contributed (pages 6, 12 f., 14, 48 f.).

Corporate Structure

Managing Board of Siemens AG[1]

Corporate Executive Committee

Peter Löscher
President and
Chief Executive Officer
Head of CD
Special responsibility: CC

Joe Kaeser
Head of CF
Special responsibilities: SFS, SRE

Jürgen Radomski
Head of CP
Special responsibilities: Med, OSRAM, MCP

Heinrich Hiesinger
Special responsibilities: SBT, SIS, CIO, CSP, GSS, Europe including RD

Rudi Lamprecht
Special responsibilities: SEI,[2] SHC,[4] Africa, Middle East, C.I.S.

Hermann Requardt
Head of CT
Special responsibilities: SV, Japan

Uriel J. Sharef
Special responsibilities: PG, PTD, Americas

Corporate Departments

Corporate Development (CD)	Corporate Finance (CF)	Corporate Legal and Compliance (CL)	Corporate Personnel (CP)
Peter Löscher	Joe Kaeser	Peter Y. Solmssen	Jürgen Radomski
Herbert Figge	Karl-Heinz Seibert	Paul Hobeck	Walter Huber
Thomas Frischmuth	Ralf P. Thomas	Andreas Pohlmann	
Horst-J. Kayser	Hans Winters		

Operations

Industry

Automation and Drives (A&D)
Helmut Gierse
Hannes Apitzsch
Peter Drexel
Anton S. Huber

Transportation Systems (TS)
Hans M. Schabert
Alfred Frank
Jörn F. Sens
Friedrich Smaxwil

OSRAM GmbH
Martin Goetzeler
Kurt Gerl
Johannes Närger
Claus Regitz

Industrial Solutions and Services (I&S)
Joergen Ole Haslestad
Bernd Euler
Hans-Jörg Grundmann
Joachim Möller

Siemens Building Technologies (SBT)[3]
Johannes Milde
Rolf Renz

Energy

Power Generation (PG)
Klaus Voges
Ralf Guntermann
Michael Süß
Randy H. Zwirn

Power Transmission and Distribution (PTD)
Udo Niehage
Pamela Knapp
Christian Urbanke

Regional organization

Regional Organization Germany (RD), Regional Companies, Representative Offices, Agencies

[1] See also pages 12 and 13.
[2] Strategic equity investments (SEI): BSH Bosch und Siemens Hausgeräte GmbH, Fujitsu Siemens Computers (Holding) BV, Nokia Siemens Networks (NSN)
[3] Company unit in Siemens Schweiz AG
[4] Siemens Home and Office Communication Devices GmbH & Co. KG
[5] Siemens Enterprise Communications GmbH & Co. KG
[6] Discontinued operations

Peter Y. Solmssen
Head of CL

Eduardo Montes
Special responsibility: SEN[5][6]

Klaus Wucherer
Special responsibilities: A&D, I&S, TS, Asia, Australia

Erich R. Reinhardt
Head of Med

Corporate Technology (CT)

Hermann Requardt
Reinhold Achatz
Winfried Büttner

Healthcare

Medical Solutions (Med)

Erich R. Reinhardt
Thomas Miller
Siegfried Russwurm
Klaus Stegemann

Siemens IT Solutions and Services (SIS)

Christoph Kollatz
Jürgen Frischmuth
Michael Schulz-Drost
Rolf Unterberger

Siemens VDO Automotive (SV)[7]

Wolfgang Dehen
Klaus Egger
Helmut Matschi
Reinhard Pinzer

Financing and Real Estate

Siemens Financial Services GmbH (SFS)

Dominik Asam
Peter Moritz
Johannes Schmidt

Siemens Real Estate (SRE)

Zsolt Sluitner

Corporate Centers

Corporate Communications and Government Affairs (CC)
Stephan Heimbach

Corporate Information Office (CIO)
Norbert Kleinjohann

Corporate Supply Chain and Procurement (CSP)
Bernd Regendantz

Global Shared Services (GSS)
Denice Kronau

Management Consulting Personnel (MCP)
Hans-Jürgen Schloß

As of October 1, 2007
Members of the Supervisory Board are listed on page 318.

Information resources

Further information on the contents of this Annual Report is available at:

Telephone	+49 89 636-33032 (Press Office)
	+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Press Office)
	+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
	investorrelations@siemens.com

Address
Siemens AG
Wittelsbacherplatz 2
80333 Munich
Germany
Internet www.siemens.com

This Report is also available in German, French and Spanish. An abridged Japanese version will be available as of January 2008 at: www.siemens.co.jp

The English and German versions can be downloaded at: www.siemens.com/annual-report and www.siemens.com/geschaeftsbericht

Siemens employees may obtain additional copies from:
LZF, Fürth-Bislohe

Intranet	http://c4bs.spls.de/
Fax	+49 911 654-4271
German	Order no. A19100-F-V73
English	Order no. A19100-F-V73-X-7600
French	Order no. A19100-F-V73-X-7700
Spanish	Order no. A19100-F-V73-X-7800

Please include postal address and complete company unit designation (Org-ID) when ordering.

Copies of this Report are also available from:

E-mail	siemens@bek-gmbh.de
Internet	www.siemens.com/order_annualreport
Telephone	+49 7237-480024
Fax	+49 7237-1736

In addition to an Annual Report at the end of each fiscal year, Siemens publishes quarterly consolidated financial statements in the form of press releases. Conference calls with journalists and analysts supplement these reports. Two major press conferences – one at mid-year and one at year-end – as well as an annual analyst conference give journalists and analysts further opportunities to review developments in our businesses. The financial reports for the first three quarters are complemented by an extensive interim report comprising management's discussion and analysis as well as the Consolidated Financial Statements (with notes). These reports are submitted to Deutsche Börse and the U.S. Securities and Exchange Commission (SEC), among other organizations. Siemens also provides the SEC with the Annual Report on Form 20-F. All of these financial reports are available on the Internet at: www.siemens.com/financialreports

Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.

Concept and coordination
Christoph Wegener, Corporate Communications
E-mail christoph.wegener@siemens.com

Jürgen Wagner, Corporate Finance
E-mail wagnerjuergen@siemens.com

Stephanie Wiesner, Corporate Communications
Johannes von Karczewski, Corporate Communications

Layout and production
Publicis KommunikationsAgentur GmbH, GWA, Munich

Key figures[1]

in millions of euros	2007[2]	2006[2]
New orders[3]	83,916	74,944
Revenue[3]	72,448	66,487
Income from continuing operations	3,909	2,642
Income from discontinued operations, net of income taxes	129	703
Net income	4,038	3,345
attributable to: Minority interest	*232*	*210*
Shareholders of Siemens AG	*3,806*	*3,135*
Free cash flow[3][4]	6,755	1,820
Shareholders' equity (September 30)	29,627	25,895
attributable to: Minority interest	*631*	*702*
Shareholders of Siemens AG	*28,996*	*25,193*

	September 30, 2007		September 30, 2006	
	Continuing operations	Total	Continuing operations	Total
Employees (September 30, in thousands)	398	471	371	475

(1) Prior-year numbers have been adjusted for the retroactive presentation of Siemens VDO Automotive (SV) in discontinued operations, income tax charges relating to compliance matters and an adjustment of Medical Solutions' Group profit.

(2) Fiscal year from October 1 to September 30

(3) Continuing operations
Discontinued operations consist of SV activities as well as carrier networks, enterprise networks and mobile devices activities.

(4) Equals Net cash provided by (used in) operating activities less Additions to intangible assets and property, plant and equipment.

Notice of
Annual Shareholders'
Meeting

Notice of Annual Shareholders' Meeting
of Siemens AG on January 24, 2008

www.siemens.com

SIEMENS

Siemens Aktiengesellschaft
Berlin and Munich

Berlin and Munich,
December 2007

To Our Shareholders:

After the order for publication of the Notice of Shareholders' Meeting on January 24, 2008 in the German Electronic Federal Gazette ("elektronischer Bundesanzeiger") together with the Managing Board's Reports on Agenda Items 7 and 8, the information on the candidates for election to the Supervisory Board proposed in Agenda Item 9 and the notifications pursuant to § 128 (2), sentences 6 through 8 of the German Stock Corporation Act was already placed, we were informed that the candidate for election to the Supervisory Board, Dr. Hans Michael Gaul, has been appointed to a further board position required to be disclosed pursuant to § 125 (1), sentence 3 of the German Stock Corporation Act. The amended information with respect to Dr. Hans Michael Gaul's board positions is as follows:

Dr. Hans Michael Gaul,
Supervisory Board member

Membership in domestic Supervisory Boards to be formed by law:
Allianz Versicherungs-AG, Munich
DKV Deutsche Krankenversicherung AG, Cologne
Evonik Industries AG, Essen
HSBC Trinkaus & Burkhardt AG, Düsseldorf
IVG Immobilien AG, Bonn
VNG-Verbundnetz Gas AG, Leipzig
Volkswagen AG, Wolfsburg

By order of the Managing Board

Siemens Aktiengesellschaft

This version of this notification, prepared for the convenience of English-speaking readers, is a translation of the German original. For the purposes of interpretation the German text shall be authoritative and final.

Siemens Aktiengesellschaft
Berlin and Munich

Berlin and Munich,
December 2007

Notice of Annual Shareholders' Meeting of Siemens AG

To Our Shareholders:

NOTICE IS HEREBY GIVEN that the Annual Shareholders' Meeting of Siemens Aktiengesellschaft ("Siemens AG" or "the Company") will be held at the Olympiahalle of the Olympiapark, Coubertinplatz, 80809 Munich, Federal Republic of Germany, on Thursday, January 24, 2008, at 10:00 a.m. (local time), for the following purposes:

Agenda

1. To receive and adopt the Report of the Supervisory Board, the Corporate Governance Report, Compensation Report and the Compliance Report for fiscal year 2007

2. To receive and adopt the Annual Financial Statements and the Consolidated Financial Statements, as approved by the Supervisory Board, together with Management's Discussion and Analysis of Siemens AG and the consolidated group, and the Explanatory Report on the information required pursuant to §289 (4) and §315 (4) of the German Commercial Code (HGB) for the fiscal year ended September 30, 2007

The materials referred to in Agenda Items 1 and 2 are available for inspection on the Internet at http://www.siemens.com/agm and at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin. Upon request, a copy will be sent to shareholders.

3. To consider and vote upon appropriation of the net income of Siemens AG to pay a dividend

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:

The unappropriated net income of Siemens AG for the fiscal year ended September 30, 2007 amounts to €1,462,725,473.60. This net income will be used to pay a dividend of €1.60 on each no-par value share entitled to the dividend. The amount attributable to shares of stock of Siemens AG held in treasury by the Company at the date of the Annual Shareholders' Meeting will be carried forward.

4. To ratify the acts of the Managing Board

The Supervisory Board and the Managing Board propose that ratification of the acts of Prof. Johannes Feldmayer be postponed due to the charges brought against him, and that approval be and is hereby given to the acts of the other members of the Managing Board in fiscal year 2007.

It is intended that voting on the ratification of the acts of the Managing Board members at the Annual Shareholders' Meeting will be carried out for each member individually.

5. To ratify the acts of the Supervisory Board

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the acts of the members of the Supervisory Board in fiscal year 2007.

It is intended that voting on the ratification of the acts of the Supervisory Board members at the Annual Shareholders' Meeting will be carried out for each member individually.

6. To ratify the appointment of independent auditors for the audit of the Annual and Consolidated Financial Statements and for the review of the Interim Financial Statements

The Supervisory Board proposes that the following resolutions be approved and adopted:

(a) KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is appointed to serve as independent auditors of the Annual and Consolidated Financial Statements for the fiscal year ending September 30, 2008.

(b) KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, is appointed to review the financial statements and the Interim Management's Discussion and Analysis for the first half of the fiscal year ending September 30, 2008.

Prior to submitting nominations for appointment, the Supervisory Board has obtained a declaration of independence from KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG) as required by the German Corporate Governance Code. In addition, the Supervisory Board has taken into consideration that in the course of the investigations by legal and other regulatory authorities no concerns have been raised to date regarding the quality of the financial statement audit by KPMG. The progress and results of the ongoing investigations are continuously and carefully monitored. In accordance with legal requirements, the nominations for appointment relate only to the current fiscal year. Moreover, KPMG has revised and expanded the composition of the audit team. In the course of the current fiscal year a new tender will be issued for the engagement of independent auditors to audit the annual and consolidated financial statements and review the interim report for the fiscal year ending September 30, 2009.

7. To consider and vote upon a resolution authorizing the acquisition and use of Siemens shares and the exclusion of shareholders' preemptive and tender rights

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:

(a) The Company is authorized to acquire up to 10% of its capital stock existing at the date of the resolution. The aggregate of Siemens shares acquired under this authorization and any other Siemens shares previously acquired and still held in treasury by the Company or to be attributed to the Company pursuant to §71d and §71e of the German Stock Corporation Act (AktG) may at no time exceed 10% of the then existing capital stock.

This authorization may be exercised in whole or in part, once or several times, by Siemens AG or any of its subsidiaries, or by third parties on behalf of Siemens AG or its subsidiaries.

This authorization will become effective as of March 1, 2008 and will remain in full force and effect through July 23, 2009. The authorization to acquire Siemens shares as approved at the Annual Shareholders' Meeting on January 25, 2007 will terminate on the effective date of this new authorization.

(b) Any acquisition of Siemens shares will be accomplished at the discretion of the Managing Board either (1) by purchase over the stock exchange or (2) through a public share purchase offer.

(1) If the Siemens shares are to be acquired over the stock exchange, the purchase price paid per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the market price of the Siemens stock on the trading day, as determined during the opening auction of the XETRA trading platform (or a comparable successor system) by more than 10%.

(2) If the Siemens shares are to be acquired through a public share purchase offer, the Company may (i) publicly issue a formal offer or (ii) publicly solicit shareholders to submit offers.

(i) If a formal offer is publicly issued by the Company, the Company will state a purchase price or purchase price range per Siemens share. If a purchase price range is stated, the final price will be determined from all available acceptance declarations. The offer may provide for an acceptance period, terms and conditions, and the possibility of adjusting the purchase price range during the acceptance period if after publication of a formal offer significant market price fluctuations occur during the acceptance period.

The purchase price or purchase price range per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the average closing price of the Siemens stock in XETRA trading (or a comparable successor system) during the last five trading days prior to the "relevant date" by more than 20%. The relevant date will be the date on which the final Managing Board decision about the formal offer is made. In the event of an adjustment to the offer, the relevant date will be replaced by the date on which the final Managing Board decision is made about the adjustment.

If the number of Siemens shares tendered by shareholders exceeds the total volume of shares which the Company intends to reacquire, the shareholders' right to tender may be excluded to the extent that the repurchase will be in proportion to the Siemens shares tendered. Furthermore, the tender of small lots of up to 150 Siemens shares per shareholder may receive preferential treatment.

(ii) If the Company publicly solicits submission of offers to sell Siemens shares, the Company may state in its solicitation a purchase price range within which offers may be submitted. The solicitation may provide for a submission period, terms and conditions, and the possibility of adjusting the purchase price range during the submission period if after publication of the solicitation significant market price fluctuations occur during the submission period.

Upon acceptance, the final purchase price will be determined from the available sales offers. The purchase price per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the average closing price of the Siemens stock in XETRA trading (or a comparable successor system) during the last five trading days prior to the "relevant date" by more than 20%. The relevant date will be the date on which the offers are accepted by Siemens AG.

If the number of Siemens shares offered for purchase exceeds the total volume of shares which the Company intends to reacquire, the shareholders' right to tender may be excluded to the extent that acceptance will be in proportion to the Siemens shares offered for purchase. Furthermore, the acceptance of small lots of up to 150 Siemens shares offered per shareholder may receive priority consideration.

(c) Besides selling them over the stock exchange or through a public sales offer to all shareholders, the Managing Board is authorized to also use Siemens shares reacquired on the basis of this or any previously given authorization as follows:

(1) Such Siemens shares may be retired with the approval of the Supervisory Board without an additional resolution by the Annual Shareholders' Meeting being required for such retirement or its implementation.

(2) Such Siemens shares may be used to meet the obligations under the 2001 Siemens Stock Option Plan in accordance with the resolution passed at the Annual Shareholders' Meeting on February 22, 2001. The key points of the 2001 Siemens Stock Option Plan, as approved at the Annual Shareholders' Meeting, can be examined as an integral part of the notarized minutes of that Annual Shareholders' Meeting at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.

(3) Such Siemens shares may be offered for purchase to individuals currently or formerly employed by the Company or any of its subsidiaries, or they may be granted and transferred to such individuals with a holding period of at least two years.

(4) Such Siemens shares may, with the approval of the Supervisory Board, be offered and transferred to third parties against contributions in kind, particularly in connection with business combinations or the acquisition of companies or interests therein.

(5) Such Siemens shares may, with the approval of the Supervisory Board, be sold to third parties against payment in cash if the price (excluding incidental transaction costs) at which such Siemens shares are to be sold is not significantly lower than the market price of the Siemens stock on the trading day, as determined during the opening auction of the XETRA trading platform (or a comparable successor system).

(6) Such Siemens shares may be used to service conversion or option rights granted by the Company or any of its subsidiaries.

The aggregate volume of shares used under the authorizations pursuant to paragraph (c), subsections (5) and (6) above, issued by applying *mutatis mutandis* the provisions of §186 (3) 4th sentence, of the German Stock Corporation Act (against contributions in cash approximating the stock market price, with preemptive rights of shareholders excluded), must not exceed 10% of the capital stock at the time when such shares are used. This limit includes shares issued or disposed of by direct or *mutatis mutandis* application of these provisions during the term of this authorization until the time when the shares are used. This limit also includes shares that were or can be issued to service conversion or option rights that were granted in accordance with the above provisions up to this point in time.

(d) The Supervisory Board is authorized to use Siemens shares reacquired on the basis of this or any previously given authorization as follows:

Such Siemens shares may be offered by the Supervisory Board as stock-based compensation for purchase to the members of the Managing Board of Siemens AG under the same terms and conditions as those offered to the Company's employees, or they may be granted and transferred with a holding period of at least two years. The details regarding stock-based compensation for Managing Board members are determined by the Supervisory Board.

(e) The authorizations pursuant to paragraphs (c) and (d) above may be exercised once or several times, solely or jointly, in whole or in part.

(f) Preemptive rights of shareholders relating to reacquired Siemens shares will be excluded to the extent to which such shares are used in accordance with the authorizations pursuant to paragraph (c), subsections (2) through (6), and paragraph (d) above.

8. To consider and vote upon a resolution authorizing the use of equity derivatives in connection with the acquisition of Siemens shares pursuant to §71 (1), no. 8, German Stock Corporation Act, and the exclusion of shareholders' preemptive and tender rights

In addition to the authorization to be resolved under Agenda Item 7 regarding the acquisition of Siemens shares pursuant to §71 (1), no. 8, of the German Stock Corporation Act, the Company shall also be authorized to reacquire Siemens shares by using equity derivatives.

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:

(a) In addition to the authorization to be resolved under Agenda Item 7 regarding the acquisition of Siemens shares pursuant to §71 (1), no. 8, of the German Stock Corporation Act, the acquisition of shares of stock of Siemens AG ("Siemens shares") pursuant to Agenda Item 7 may also be completed, apart from the ways described there, with the use of equity derivatives. The Managing Board is authorized, with the approval of the Supervisory Board, to sell options whereby the Company takes on the obligation of buying Siemens shares upon the exercise of the options ("put options"), to purchase options whereby the Company has the right to acquire Siemens shares upon the exercise of the options ("call options"), and to acquire Siemens shares by using a combination of put and call options.

All share acquisitions based on put or call options, or a combination of put and call options are limited to a maximum volume of 5% of the capital stock at the time the resolution is adopted by the Annual Shareholders' Meeting. The term of the options must be chosen in such a way that the reacquisition of the Siemens shares upon the exercise of the options will take place no later than July 23, 2009.

(b) It must be stipulated in the option terms and conditions that the exercise of options is to be satisfied only by utilizing Siemens shares which were previously acquired over the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock market price of the Siemens stock in XETRA trading (or a comparable successor system). The predetermined purchase price to be paid per Siemens share upon the exercise of the option ("strike price") may neither exceed nor fall below the average closing price of the Siemens stock in XETRA trading (or a comparable successor system) during the last five trading days prior to conclusion of the relevant option contract by more than 10% (in each case excluding incidental transaction charges, but taking into account option premiums received or paid).

The call option premium paid by the Company for options may not be higher, and the put option premium received by the Company for options may not be lower, than the theoretical market price of the options computed in accordance with generally accepted valuation methods. Among other factors, the predetermined strike price must be taken into account when determining the theoretical market price.

In the event that Siemens shares are acquired using equity derivatives in accordance with the above rules, shareholders have no right to conclude such option contracts with the Company, applying *mutatis mutandis* the provisions of §186 (3), 4th sentence, of the German Stock Corporation Act. Furthermore, shareholders also have no right to conclude option contracts to the extent that, on conclusion of the option contracts, the Company has provided for preferential treatment of option contracts relating to a limited number of shares.

In connection with the acquisition of Siemens shares and provided that options are used for this purpose, shareholders will have a right to tender their shares only as far as the Company is obligated to take delivery of such shares under the option terms and conditions. Any further right to tender is hereby excluded.

(c) The rules set out in Agenda Item 7 (c), (d), (e) and (f) shall apply *mutatis mutandis* to the use of Siemens shares acquired using equity derivatives.

9. To consider and vote upon a resolution on new elections to the Supervisory Board

Pursuant to §102 (1) of the German Stock Corporation Act and §11 (2) of the Articles of Association of Siemens AG, the term of all shareholder representatives on the Supervisory Board will end at the close of the Annual Shareholders' Meeting on January 24, 2008.

The Supervisory Board proposes that the following individuals be elected to the Supervisory Board as shareholder representatives with effect from the close of the Annual Shareholders' Meeting until the close of the Annual Shareholders' Meeting which resolves on the ratification of the acts of the Supervisory Board members for the fourth fiscal year following the start of their term of office:

Dr. Josef Ackermann, Frankfurt am Main,
Chairman of the Board of Managing Directors of Deutsche Bank AG,

Jean-Louis Beffa, Paris, France,
Chairman of the Board of Directors of Compagnie de Saint-Gobain S.A.,

Dipl.-Volksw. Gerd von Brandenstein, Berlin,
Diplom-Volkswirt,

Dr. Gerhard Cromme, Düsseldorf,
Chairman of the Supervisory Boards of Siemens AG and ThyssenKrupp AG,

Michael Diekmann, Munich,
Chairman of the Board of Management of Allianz SE,

Dr. Hans Michael Gaul, Düsseldorf,
Supervisory Board member,

Prof. Dr. Peter Gruss, Munich,
President of the Max-Planck-Society for the Advancement of Science e.V.,

Dr. Nicola Leibinger-Kammüller, Gerlingen,
President and Chairwoman of the Managing Board of TRUMPF GmbH + Co. KG,

Dipl.-Ing. Håkan Samuelsson, Munich,
Chairman of the Executive Board of MAN AG,

Lord Iain Vallance of Tummel, Kent, UK,
Chairman, Amsphere Ltd.

The Supervisory Board is established in accordance with §96 (1) and §101 (1) of the German Stock Corporation Act and §7 (1), 1st sentence, no. 3, of the German Codetermination Act (MitbestG). In electing shareholder representatives, the Annual Shareholders' Meeting is not bound by election proposals.

It is intended that voting on the new elections to the Supervisory Board at the Annual Shareholders' Meeting will be made on an individual basis.

Please note the following pursuant to Section 5.4.3, 3rd sentence, of the German Corporate Governance Code: In the event of his election to the Supervisory Board, Dr. Gerhard Cromme is to be nominated as a candidate for the position of Chairman of the Supervisory Board.

Reports and notifications to the Annual Shareholders' Meeting

Report on Agenda Item 7

The aim of the authorization being sought at the Annual Shareholders' Meeting 2008 is to give Siemens AG again the power to acquire Siemens shares. The acquisition may be effected as a purchase over the stock exchange or through a public share purchase offer.

If, in the event of a public share purchase offer, the number of Siemens shares tendered or offered for purchase by shareholders exceeds the total volume of shares which the Company intends to reacquire, the shareholders' right to tender may be excluded to the extent that repurchase or acceptance shall be in proportion to the Siemens shares tendered or offered for purchase, in order to facilitate the acquisition process. The preferential treatment of small lots of up to 150 shares tendered per shareholder also serves to facilitate the acquisition process.

The Company shall have the power to use Siemens shares held in treasury to service stock options granted under the 2001 Siemens Stock Option Plan. The proposed exclusion of shareholders' preemptive rights takes account of this purpose. As the authorization to issue stock options under the 2001 Siemens Stock Option Plan expired in December 2006, no new stock options will be issued under the 2001 Siemens Stock Option Plan. The key points of the 2001 Siemens Stock Option Plan were approved at the Annual Shareholders' Meeting on February 22, 2001 and can be examined as an integral part of the notarized minutes of that meeting at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.

Since 1969, employee stock has been a strong additional incentive at Siemens, providing employees with the opportunity to purchase Siemens shares at an appropriate discount from the then current market price. Eligible recipients of the Company's employee stock offers are the employees of Siemens AG and its subsidiaries, provided these subsidiaries participate in this employee stock program. In addition, the Company shall be able to grant and transfer Siemens shares with a holding period of at least two years to members of the top managements of Siemens AG and its subsidiaries. The Company shall have the opportunity to use Siemens shares held in treasury to satisfy the stock option grants and to issue employee stock. For these purposes, the preemptive rights of existing shareholders must be excluded.

In addition, the Supervisory Board shall have the power to offer Siemens shares as stock-based compensation for purchase to the members of the Managing Board of Siemens AG, under the same terms and conditions as those offered to the Company's employees, or to grant and transfer Siemens shares to the Managing Board members with a holding period of at least two years. The decision on this matter is the sole responsibility of the Supervisory Board as the competent body for Managing Board remuneration. Again, to this extent, shareholders' preemptive rights must be excluded.

The decision about the form of equity compensation and method of servicing it shall be taken by the Supervisory Board with regard to Siemens shares offered for purchase or granted to members of the Managing Board, and by the Managing Board with regard to all other Siemens shares. In reaching their decision, these boards shall focus solely on promoting the interests of the Company and all its shareholders. At the following Annual Shareholders' Meeting and in its Annual Report the Company will report on these decisions and on the number of Siemens shares offered for purchase, granted and transferred.

In addition, the Managing Board shall have the power, with the approval of the Supervisory Board, to offer and transfer Siemens shares as consideration in kind in connection with business combinations or the acquisition of companies or interests therein. The proposed authorization is designed to enhance the Company's competitive edge in its quest for interesting acquisition targets and to give the Company the necessary freedom to exploit opportunities to acquire other companies or interests therein quickly, flexibly and with no detriment to liquidity. The proposed exclusion of shareholders' preemptive rights takes due account of this. The decision whether shares held in treasury or shares from the Authorized Capital are to be used shall be made by the Managing Board, focusing solely on the interests of the Company and its shareholders. In determining the valuation ratios, the Managing Board shall ensure that the interests of shareholders are adequately safeguarded, taking into account the stock market price of the Siemens stock. There are no plans, however, to apply any fixed formula relating to the stock market price, especially to avoid the results of negotiations being called into question by stock market fluctuations. There are currently no specific plans to make use of this authorization.

Furthermore, the authorization is designed to enable the Company, with the approval of the Supervisory Board, to sell reacquired Siemens shares, excluding the preemptive rights of shareholders, to third parties against cash contributions, e.g. to institutional investors or to enhance the Company's investor base. The sale is subject to the condition that the price (excluding incidental transaction costs) at which the Siemens shares are sold is not significantly lower than the market price of the Siemens stock on the trading day, as determined during the opening auction of the XETRA trading platform (or a comparable successor system). By basing the selling price on the stock market price, the desirability of dilution protection and the shareholders' interests in safeguarding their assets and voting rights is given due consideration. When determining the final selling price, Management shall keep any mark-down on the quoted stock market price as low as possible, taking into account current market conditions. In this way, the shareholders will be able to maintain their proportionate equity interest in the Company by purchasing Siemens shares on the stock exchange, while the Company is provided with additional room for maneuver in the interests of all shareholders to exploit favorable market opportunities at short notice. There are currently no specific plans to make use of this authorization.

Furthermore, the Company shall also be able to use Siemens shares reacquired pursuant to this authorization to service conversion or option rights granted by Siemens AG or any of its subsidiaries. The exclusion of shareholders' preemptive rights is a prerequisite thereof.

Finally, the Siemens shares reacquired under this authorization may be retired with the approval of the Supervisory Board without requiring an additional resolution by the Annual Shareholders' Meeting.

The proposed authorization will ensure that the number of Siemens shares issued pursuant to section (c), subsections (5) and (6) above, by applying *mutatis mutandis* the provisions of §186 (3), 4th sentence, of the German Stock Corporation Act (facilitated exclusion of shareholders' preemptive rights), plus the number of Siemens shares issued or disposed of during the term of the authorization by applying the above provisions either directly or *mutatis mutandis* does not exceed 10% of the capital stock at the time when such shares are used. This limit also includes shares that were or can be issued to service conversion or option rights that were granted in accordance with the above provisions up to this point in time.

The Managing Board will inform the following Annual Shareholders' Meeting of the transactions carried out under this authorization.

Report on Agenda Item 8

Apart from the options to reacquire Siemens shares as provided for in Agenda Item 7, the Company shall also be authorized to acquire Siemens shares by using equity derivatives. This additional alternative will enhance the Company's ability to structure the acquisition of Siemens shares in an optimal manner. For the Company, it may be advantageous to sell put options or purchase call options or use a combination of put and call options to acquire Siemens shares, instead of directly acquiring shares of stock of the Company. The acquisition of Siemens shares by using equity derivatives is intended to serve only as a supplement to conventional share buybacks, as is shown by the 5% limit on the capital stock. The term of the options must be chosen in such a way that the reacquisition of the Siemens shares upon the exercise of the options will take place no later than July 23, 2009. This is to ensure that the Company will not reacquire any Siemens shares after expiration on July 23, 2009 of the authorization to reacquire Siemens shares.

When selling put options, the Company gives the buyer (or holder) of the put options the right to sell a predetermined number of Siemens shares to the Company at a price specified in the put option contract ("strike price"). In return, the Company receives an option premium which corresponds to the value of the disposal right taking into consideration, among other things, the strike price, the term of the option, and the volatility of the Siemens shares. If the put options are exercised, the option premium paid by the purchaser of the put options reduces the total consideration paid by the Company for the acquisition of the shares. For the option holder, exercise of the put options makes economic sense only if the market price of the Siemens stock, at the time of exercise, is lower than the strike price, because the option holder can then sell the Siemens shares to the Company at the higher strike price. From the Company's perspective, the advantage of using put options in share buybacks is that the strike price is determined at the time of conclusion of the option contract, while liquidity will not flow out until the date the options are exercised. If the option holder does not exercise the options because the stock price on the date of exercise exceeds the strike price, the Company, although unable to acquire any Siemens shares, still keeps the option premium received.

When purchasing call options, the Company acquires, against payment of a premium, the right to buy a predetermined number of Siemens shares at a predetermined exercise price ("strike price") from the seller (writer) of the option contract. For the Company, exercise of the call options makes economic sense if the market price of the Siemens stock is higher than the strike price, because it can then buy the shares from the option writer at the lower strike price without placing undue burden on the Company's liquidity, as the agreed acquisition price need not be paid until the call options are exercised.

The purchase price to be paid by the Company for the Siemens shares is the strike price specified in the put or call option contract. The strike price may be higher or lower than the stock market price of the Siemens stock at the time of conclusion of the option contract, but may neither exceed nor fall below the average closing price per Siemens share in XETRA trading (or a comparable successor system) during the last five trading days prior to conclusion of the option contract by more than 10% (in each case excluding incidental transaction charges, but taking into account option premiums received or paid). The call option premium paid by the Company may not be higher, and the put option premium received by the Company may not be lower, than the theoretical market price of the options computed in accordance with generally accepted valuation methods. Among other factors, the predetermined strike price must be taken into account when determining the theoretical market price. The determination of both option premium and strike price in the manner described above and the commitment to satisfy the exercise of options by utilizing only Siemens shares that were previously acquired over the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock market price of the Siemens stock in XETRA trading (or a comparable successor system), is designed to rule out economic disadvantages for shareholders from the buyback of Siemens shares using equity derivatives. Since the Company receives or pays a fair market price, the shareholders not involved in the option transactions do not suffer any loss in value. This is comparable to the position of shareholders in the case of share buybacks over the stock exchange, where in fact not all shareholders are able to sell shares to the Company. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that full account is also taken of the principle of equal treatment of shareholders in this form of acquisition. Therefore it is justifiable, also in accordance with the legal basis underlying §186 (3), 4th sentence, of the German Stock Corporation Act, that shareholders have no right to conclude such option contracts with the Company. Furthermore, shareholders also have no right to conclude option contracts to the extent that, on conclusion of the option contracts, the Company has provided for preferential treatment of option contracts relating to a limited number of shares. Unlike an offer to purchase options made to all shareholders or received from all shareholders, the exclusion of preemptive and tender rights enables the Company to conclude option contracts at short notice.

In the event of a reacquisition of Siemens shares with the use of put options, call options, or a combination of put and call options, shareholders shall have a right to offer their Siemens shares only insofar as the Company is obligated to take delivery of such shares pursuant to the option terms and conditions. Otherwise the use of equity derivatives in share buybacks would not be possible, and the Company would not be able to reap the benefits associated therewith. Having carefully weighed the interests of shareholders and the Company, and given the advantages to the Company resulting from the use of put options, call options, or a combination of put and call options, the Managing Board considers the nongranting or restriction of shareholders' right to tender their shares to be justified.

The Managing Board will inform the following Annual Shareholders' Meeting of the transactions carried out under this authorization.

Information on the candidates for election to the Supervisory Board proposed in Agenda Item 9

Dr. Josef Ackermann,
Chairman of the Board of Managing Directors of Deutsche Bank AG

Membership in domestic Supervisory Boards to be formed by law:
Siemens AG, Berlin and Munich

Jean-Louis Beffa,
Chairman of the Board of Directors of Compagnie de Saint-Gobain S.A.

Membership in comparable foreign control bodies:
BNP Paribas, Paris, France (Deputy Chairman)
Compagnie de Saint-Gobain S.A., Courbevoie, France (Chairman)
Gaz de France S.A., Paris, France
Groupe Bruxelles Lambert, Brussels, Belgium
Le Monde S.A., Paris, France
Le Monde & Partenaires Associés S.A.S., Paris, France
Saint-Gobain Cristalería S.A., Madrid, Spain
Saint-Gobain Corporation, Valley Forge, USA
Société Editrice du Monde S.A., Paris, France

Dipl.-Volksw. Gerd von Brandenstein,
Diplom-Volkswirt

Membership in domestic Supervisory Boards to be formed by law:
DEGEWO Deutsche Gesellschaft zur Förderung des Wohnungsbaues, gemeinnützige Aktiengesellschaft, Berlin

Dr. Gerhard Cromme,
Chairman of the Supervisory Boards of Siemens AG and ThyssenKrupp AG

Membership in domestic Supervisory Boards to be formed by law:
Allianz SE, Munich
Axel Springer AG, Berlin
Siemens AG, Berlin and Munich (Chairman)
ThyssenKrupp AG, Düsseldorf (Chairman)

Membership in comparable foreign control bodies:
Compagnie de Saint-Gobain S.A., Courbevoie, France

Michael Diekmann,
Chairman of the Board of Management of Allianz SE

Membership in domestic Supervisory Boards to be formed by law:
Allianz Deutschland AG, Munich (Chairman)
Allianz Global Investors AG, Munich (Chairman)
BASF AG, Ludwigshafen am Rhein
Deutsche Lufthansa AG, Cologne
Dresdner Bank AG, Frankfurt a.M. (Chairman)
Linde AG, Munich (Deputy Chairman)

Membership in comparable foreign control bodies:
Assurances Générales de France, Paris, France (Deputy Chairman)
Riunione Adriatica di Sicurtà S.p.A., Milan, Italy (Deputy Chairman)

Dr. Hans Michael Gaul,
Supervisory Board member

Membership in domestic Supervisory Boards to be formed by law:
Allianz Versicherungs-AG, Munich
DKV Deutsche Krankenversicherung AG, Cologne
Evonik Industries AG, Essen
IVG Immobilien AG, Bonn
VNG-Verbundnetz Gas AG, Leipzig
Volkswagen AG, Wolfsburg

Prof. Dr. Peter Gruss,
President of the Max-Planck-Society for the Advancement of Science e.V.

Membership in domestic Supervisory Boards to be formed by law:
DeveloGen AG, Göttingen

Dr. Nicola Leibinger-Kammüller,
President and Chairwoman of the Managing Board of TRUMPF GmbH + Co. KG

Membership in domestic Supervisory Boards to be formed by law:
Claas Kommanditgesellschaft auf Aktien mbH, Harsewinkel

Dipl.-Ing. Håkan Samuelsson,
Chairman of the Executive Board of MAN AG

Membership in domestic Supervisory Boards to be formed by law:
MAN Diesel SE, Augsburg (Chairman)
MAN Ferrostaal AG, Essen (Chairman)
MAN Nutzfahrzeuge AG, Munich (Chairman)
MAN Roland Druckmaschinen AG, Offenbach a.M.
MAN TURBO AG, Oberhausen (Chairman)
NEOMAN Bus GmbH, Salzgitter (Chairman)
RENK Aktiengesellschaft, Augsburg (Chairman)

Lord Iain Vallance of Tummel,
Chairman, Amsphere Ltd.

Membership in domestic Supervisory Boards to be formed by law:
Siemens AG, Berlin and Munich

Notifications pursuant to § 128 (2), sentences 6 through 8, German Stock Corporation Act

A member of the Company's Supervisory Board is also a member of the Board of Managing Directors of the following financial institution:

Deutsche Bank AG.

The following financial institution underwrote the Company's last securities offering within the last five years:

Citigroup Global Markets Inc.

The Company has not received notification of any equity interests in Siemens AG being held by a financial institution that must be disclosed pursuant to §21 of the German Securities Trading Act (WpHG).

Attendance at the Annual Shareholders' Meeting

Notification of attendance

Pursuant to §19 of the Articles of Association and as determined by the Managing Board, all shareholders of record who are registered in the stock register as shareholders of the Company and whose notification of attendance is received by the Company no later than Thursday, January 17, 2008 are entitled to attend the Annual Shareholders' Meeting and exercise their voting rights. At the time of giving notice of the Annual Shareholders' Meeting, the Company's common stock totaled 914,203,421 shares with no par value, and the aggregate number of shares entitled to attend and vote was 914,203,050 shares of stock. The voting right is based on the number of shares evidenced by entry in the Company's stock register on the date of the Annual Shareholders' Meeting.

Shareholders who are registered in the stock register may submit their notification of attendance in text form to Siemens AG at the following address:

Siemens Hauptversammlung 2008
81052 Munich, Germany

or electronically via the Internet at

http://www.siemens.com/agm

Further details regarding the attendance notification procedure are provided in the instructions on the attendance notification forms and at the above Internet website.

If a shareholder's stock is held of record by a bank (i.e., in "street name"), such bank cannot vote the shares not owned by it unless it has the shareholder's authority.

Holders of American Depositary Shares (ADSs) may notify attendance, order admission tickets and appoint proxies through JPMorgan, attention Mr. Manos Gavrilis, 500 Stanton Christiana Road, 3rd floor, OPS4, Mail Code DE3-5080 Newark, DE 19713, USA.

Due to a significant increase in attendance notifications for our Annual Shareholders' Meetings in recent years, we regret we are forced to limit the number of admission tickets issued and sent to shareholders to generally one ticket per shareholder. To facilitate the organization of the Annual Shareholders' Meeting and without wishing to restrict the shareholders' right to attend, shareholders are requested to notify their attendance as early as possible and only if they seriously intend to attend the Annual Shareholders' Meeting.

Shareholders of record or their duly appointed proxy representatives entitled to attend the Annual Shareholders' Meeting will be issued admission tickets and voting cards.

Free disposability of stock

Upon notification of attendance at the Annual Shareholders' Meeting, a shareholder's stock will not be blocked from trading, i.e., even after having given notification of attendance shareholders are free to dispose of their shares.

Proxies

Shareholders of record are entitled to vote by proxy, i.e. by delegating their authority to vote their shares at the Annual Shareholders' Meeting to a proxy representative, such as a bank or a shareholders' association. In this case, timely notification of attendance must be given by the duly authorized proxy or the shareholder of record. The proxy authorization must be given in writing or via the above Internet address. A bank or shareholders' association may provide for a different arrangement with regard to its own authorization.

As a special service offered by us, shareholders may also delegate their authority to vote their shares at the Annual Shareholders' Meeting to employees of Siemens AG. The required authorization may again be given at the above Internet website or by returning the forms mailed to each shareholder. Please note that the proxy representatives may not accept instructions prior to the Annual Shareholders' Meeting to vote on proposals of procedure.

Further details on how to designate a proxy are provided in the instructions on the attendance notification forms or at the above Internet website.

Inquiries, proposals and nominations

Inquiries, proposals and nominations by shareholders concerning the Annual Shareholders' Meeting should be sent only to:

Siemens Aktiengesellschaft
Corporate Finance
Investor Relations (CF IR)
Wittelsbacherplatz 2
80333 Munich
Germany
(Telefax: +49 89 636 32830)

or by e-mail to:

hv2008@siemens.com

Shareholder proposals and nominations that are required to be disclosed will be posted on the Internet at

http://www.siemens.com/agm

upon their receipt. All proposals and nominations relating to items on this Agenda that are received at the above-mentioned address by midnight (CET) on January 9, 2008, will be considered. Management's discussion, if any, on the proposals and nominations will also be available at the above Internet website.

The Notice of Annual Shareholders' Meeting has been published in the German Electronic Federal Gazette ("elektronischer Bundesanzeiger") of December 3, 2007.

By order of the Managing Board

Siemens Aktiengesellschaft

This version of the Notice of Shareholders' Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For the purposes of interpretation the German text shall be authoritative and final.

Siemens Aktiengesellschaft · Chairman of the Supervisory Board: Gerhard Cromme
Managing Board: Peter Löscher, President and CEO · Members of the Managing Board:
Heinrich Hiesinger, Joe Kaeser, Rudi Lamprecht, Eduardo Montes, Jürgen Radomski,
Erich R. Reinhardt, Hermann Requardt, Uriel J. Sharef, Peter Y. Solmssen, Klaus Wucherer
Registered Offices: Berlin and Munich · Commercial Registries: Berlin-Charlottenburg, HRB 12300;
Munich, HRB 6684

www.siemens.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 26, 2007

Name: Dr. Ralf P. Thomas
Title: Corporate Vice President and Controller

Name: Dr. Klaus Patzak
Title: Corporate Vice President
Financial Reporting and Controlling

END